                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of       August 28    , 2003
                 -------------------    --

Commission File Number       001-13644
                       -------------------


                            International Power plc
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


       Senator House, 85 Queen Victoria Street, London EC4V 4DP, England
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.   Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

                                     [LOGO]
                      INTERNATIONAL POWER (JERSEY) LIMITED

 (incorporated with limited liability under the laws of Jersey with registered number 85697)

                                 US$252,500,000

              3.75 PER CENT. GUARANTEED CONVERTIBLE BONDS DUE 2023

 CONVERTIBLE INTO 3.75 PER CENT. REDEEMABLE PREFERENCE SHARES OF INTERNATIONAL
                             POWER (JERSEY) LIMITED
   WHICH ARE IMMEDIATELY EXCHANGED FOR ORDINARY SHARES OF AND UNCONDITIONALLY
                                 GUARANTEED BY

                            INTERNATIONAL POWER PLC

                   (incorporated with limited liability under
         the laws of England and Wales with registered number 2366963)
                            ------------------------
                           ISSUE PRICE 100 PER CENT.
                            ------------------------

    The US$252,500,000 3.75 per cent. convertible bonds due 2023 (the "BONDS") are proposed to be issued on 22 August 2003 by International Power (Jersey) Limited (the "ISSUER"). The Bonds are guaranteed by International Power plc ("INTERNATIONAL POWER", the "GUARANTOR" or the "COMPANY"), the Guarantor and its subsidiaries taken as a whole (the "GROUP"), and are convertible into preference shares of the Issuer (the "PREFERENCE SHARES") which are guaranteed by the Guarantor and which will be delivered to the Guarantor in consideration for which the Guarantor will issue fully paid ordinary shares in the Guarantor (the "SHARES"). See "Terms and Conditions of the Bonds -- Conversion".

    Interest on the Bonds is payable semi-annually in arrear on 22 February and 22 August in each year commencing on 22 February 2004. Payments on the Bonds will be made without deduction for or on account of taxes of the United Kingdom unless required by law. In that event, payments will be made subject to the required withholding and no additional amounts will be paid by the Issuer or the Guarantor in respect thereof. See "Terms and Conditions of the Bonds -- Taxation".

    Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "FSMA"), (the "UK LISTING AUTHORITY") for the Bonds to be admitted to the official list of the UK Listing Authority (the "OFFICIAL LIST") and to the London Stock Exchange plc (the "LONDON STOCK EXCHANGE") for such Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List of the UK Listing Authority together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on a stock exchange. A copy of this document, which comprises listing particulars, has been delivered to the Registrar of Companies in England and Wales as required by Section 83 of the FSMA.

    Unless previously redeemed, each Bond will, subject to certain conditions described herein, be convertible, at the option of the holder, on and after 2 October 2003 and, unless redemption arises earlier, until the close of business on (i) the date falling 10 days prior to the Final Maturity Date (as defined below) or (ii) if the Bonds are called for redemption prior to the Final Maturity Date, the tenth day prior to the relevant date fixed for redemption into Preference Shares of the Issuer. The Preference Shares will be delivered to the Guarantor in consideration for which the Guarantor will issue Shares. The initial Exchange Price will be 200 pence per Share. See "Terms and Conditions of the Bonds -- Conversion".

    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE BONDS.

    Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed at their principal amount together with unpaid accrued interest on 22 August 2023 (the "FINAL MATURITY DATE").

    The Bonds will initially be in the form of a temporary global Bond (the "TEMPORARY GLOBAL BOND"), without interest coupons, which will be deposited on or around 22 August 2003 (the "CLOSING DATE") with a common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("EUROCLEAR") and Clearstream Banking, societe anonyme, Luxembourg ("CLEARSTREAM, LUXEMBOURG"). The Temporary Global Bond will be exchangeable, in whole or in part, for interests in a Global Bond (the "GLOBAL BOND"), without interest coupons, not earlier than 40 days after the Closing Date upon certification as to non-US beneficial ownership. Interest payments in respect of the Bonds cannot be collected without such certification of non-US beneficial ownership. The Global Bond will be exchangeable in certain limited circumstances in whole, but not in part, for Bonds in definitive form in the denomination of US$1,000 each and with interest coupons attached. See "Summary of Provisions Relating to the Bonds in Global Form".

                               Joint Bookrunners

CREDIT SUISSE FIRST BOSTON                        DEUTSCHE BANK
                              Managers
   ABN AMRO ROTHSCHILD      BARCLAYS CAPITAL         CAZENOVE
        CITIGROUP                 HSBC        ING INVESTMENT BANKING

                       SG CORPORATE & INVESTMENT BANKING

                 This Offering Circular is dated 20 August 2003

     This Offering Circular comprises listing particulars issued in compliance with the listing rules made under section 74 of the FSMA by the UK Listing Authority (the "LISTING RULES") for the purpose of giving information with regard to the Issuer, the Guarantor, the Bonds, the Preference Shares and the Shares which the Guarantor will deliver in consideration for the delivery of the Preference Shares.

     Each of the Issuer and the Guarantor accepts responsibility for the information contained in this Offering Circular and to the best of the knowledge and belief of each of the Issuer and the Guarantor (each of which have taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

     This Offering Circular does not constitute an offer of, or an invitation by, or on behalf of, the Issuer, the Guarantor or the Managers to subscribe or purchase, any of the Bonds, the Preference Shares or the Ordinary Shares. The distribution of this Offering Circular and the offering of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Guarantor and the Managers to inform themselves about and to observe any such restrictions.

     No person is authorised in connection with the issue, offering or sale of the Bonds to give any information or to make any representation not contained in this Offering Circular and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Issuer, the Guarantor or the Managers. The delivery of this Offering Circular at any time does not imply that there has been no change in the affairs of the Issuer, the Guarantor or the Group since the date hereof or that the information contained in it is correct as at any time subsequent to its date.

     In particular the Bonds, the guarantee provided by the Guarantor in respect of the Bonds (the "BOND GUARANTEE") and the guarantee by way of deed poll provided by the Guarantor in respect of the Preference Shares (the "PREFERENCE SHARE GUARANTEE AND UNDERTAKING" and, together with the Bond Guarantee, the "GUARANTEES"), the Preference Shares and the Shares have not been, and will not be, registered under the US Securities Act of 1933 (the "SECURITIES ACT") and are subject to US tax law requirements.

     The Bonds are being offered outside the United States by the Managers in accordance with Regulation S under the Securities Act ("REGULATION S"), and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, US persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. For a description of certain further restrictions on offers and sales of the Bonds and distribution of this Offering Circular, see "Subscription and Sale".

     Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Bond shall in any circumstances create any implication that there has been no adverse change, or any event reasonably likely to involve any adverse change, in the condition (financial or otherwise) of the Issuer or the Guarantor since the date of this Offering Circular.

     The Bonds are securities which, because of their nature, are normally bought and traded by a limited number of investors who are particularly knowledgeable in investment matters. This Offering Circular has been prepared on the basis that any purchaser of Bonds is a person or entity having sufficient knowledge and experience of financial matters as to be capable of evaluating the merits and risks of the purchase. Before making any investment decision with respect to the Bonds, prospective investors should consult their own solicitor, accountants or other advisers and carefully review and consider their investment decision in the light of the foregoing. An investment in the Bonds is only suitable for financially sophisticated investors who are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses which may result therefrom.

     Shares to be delivered by the Guarantor in consideration for the delivery to it of Preference Shares issued on conversion of the Bonds will be issued in uncertificated form through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST, unless the holder of such Bonds elects to receive the Shares in certificated registered form or, at the time of issuance, the Shares are not a participating security in CREST.

     The Guarantor's Shares are listed on the Official List of the UK Listing Authority and trade on the London Stock Exchange's market for listed securities under the symbol "IPR". The Preference Shares will not be listed on any stock exchange.

     IN CONNECTION WITH THE ISSUE OF THE BONDS, CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED (THE "STABILISING MANAGER") (OR ANY PERSON ACTING FOR THE STABILISING MANAGER) MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE BONDS AND/OR THE SHARES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD. HOWEVER, THERE MAY BE NO OBLIGATION ON THE

STABILISING MANAGER (OR ANY AGENT OF THE STABILISING MANAGER) TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

FORWARD-LOOKING STATEMENTS

     This Offering Circular includes forward-looking statements which have been based on the Group's current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us and the markets within which the Group operates, including, among other things:

     -  general economic and business conditions;

     - the ability of Group's management to define appropriate objectives and develop appropriate business strategies;

     -  changes in those objectives and business strategies;

     -  the future capital expenditure and investments of the Group;

     - the existence of competitors, technological changes and developments in the industry in which the Group operates;

     -  changes in the regulatory environment; and

     - the ability of the Group to hire and retain staff with the requisite qualifications and technical skills.

     The Managers have agreed not to direct their selling efforts in respect of the Bonds at persons (other than financial institutions) who are resident in Jersey.

     A copy of this document has been delivered to the Jersey registrar of companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, and he has given, and has not withdrawn, his consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Article 4 of the Control of Borrowing (Jersey) Order 1958 to the issue of the Bonds and the Preference Shares by the Issuer. It must be distinctly understood that, in giving these consents, neither the Jersey registrar of companies nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of any schemes or for the correctness of any statements made, or opinions expressed, with regard to them.

     In this Offering Circular, unless otherwise specified, references to "US$", "US DOLLARS" or "DOLLARS" are to United States dollars, references to "E", "EUR" or "EURO" are to the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended and references to "POUNDS", "POUNDS STERLING", "STERLING", "L" "PENCE", "PENNY" and "P" are to the lawful currency of the United Kingdom.

     If you are in any doubt about the contents of this Offering Circular you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

     It should be remembered that the price of securities and the income from them can go down as well as up.

     THE INVESTMENTS DESCRIBED IN THIS OFFERING CIRCULAR DO NOT CONSTITUTE A COLLECTIVE INVESTMENT FUND FOR THE PURPOSE OF THE COLLECTIVE INVESTMENT FUNDS (JERSEY) LAW 1988, AS AMENDED, ON THE BASIS THAT THEY ARE INVESTMENT PRODUCTS DESIGNED FOR FINANCIALLY SOPHISTICATED INVESTORS WITH SPECIALIST KNOWLEDGE OF, AND EXPERIENCE OF INVESTING IN, SUCH INVESTMENTS, WHO ARE CAPABLE OF FULLY EVALUATING THE RISKS INVOLVED IN MAKING SUCH INVESTMENTS AND WHO HAVE AN ASSET BASE SUFFICIENTLY SUBSTANTIAL AS TO ENABLE THEM TO SUSTAIN ANY LOSS THAT THEY MIGHT SUFFER AS A RESULT OF MAKING SUCH INVESTMENTS. THESE INVESTMENTS ARE NOT REGARDED BY THE JERSEY FINANCIAL SERVICES COMMISSION AS SUITABLE INVESTMENTS FOR ANY OTHER TYPE OF INVESTOR.

     ANY INDIVIDUAL INTENDING TO INVEST IN ANY INVESTMENT DESCRIBED IN THIS OFFERING CIRCULAR SHOULD CONSULT HIS PROFESSIONAL ADVISER AND ENSURE THAT HE FULLY UNDERSTANDS ALL THE RISKS ASSOCIATED WITH MAKING SUCH AN INVESTMENT AND HAS SUFFICIENT FINANCIAL RESOURCES TO SUSTAIN ANY LOSS THAT MAY ARISE FROM IT.

                                    CONTENTS

                           CLAUSE                               PAGE
                           ------                               ----
Summary of the Offering.....................................       5
Terms and Conditions of the Bonds...........................       9
Summary of Provisions Relating to the Bonds while in Global
  Form......................................................      45
Risk Factors................................................      47
Use of Proceeds.............................................      53
Description of the Guarantor................................      54
First Quarter Statements of the Group.......................      76
Capitalisation of the Group.................................      82
Description of the Issuer...................................      83
Capitalisation of the Issuer................................      85
Accountants' Report On The Issuer...........................      86
Description of the Issuer's Share Capital and the Preference
  Shares....................................................      88
Description of the Preference Share Guarantee and
  Undertaking...............................................      91
Taxation....................................................      93
Subscription and Sale.......................................      99
General Information.........................................     103
Financial Statements of the Guarantor.......................     F-1

                            SUMMARY OF THE OFFERING

     The following is a summary of the principal features of the Bonds and is qualified in its entirety by the detailed information appearing elsewhere in this Offering Circular and, in particular, "Terms and Conditions of the Bonds" and "Summary of Provisions Relating to the Bonds while in Global Form". Potential purchasers of the Bonds are urged to read this Offering Circular in its entirety. Terms used in this summary and not otherwise defined shall have the meanings given to them in "Terms and Conditions of the Bonds".

ISSUER                       International Power (Jersey) Limited.

GUARANTOR                    International Power plc.

BONDS US$252,500,000 3.75 per cent. Guaranteed Convertible Bonds due 2023 convertible into Preference Shares of the Issuer. The Preference Shares will be delivered to the Guarantor in consideration for which the Guarantor will issue fully paid ordinary shares in the Guarantor.

THE OFFERING                 The Bonds are being offered by the Managers outside
                             the United States in compliance with Regulation S.

GUARANTEES                   The obligations of the Issuer under the Bonds and
                             the Preference Shares will be unconditionally and irrevocably guaranteed on a senior unsecured basis by the Guarantor under the Trust Deed and the Preference Share Guarantee and Undertaking.

CLOSING DATE                 The Bonds will be issued on 22 August 2003.

ISSUE PRICE                  100 per cent. of the principal amount of the Bonds.

FINAL MATURITY DATE          22 August 2023.

FINAL REDEMPTION             Unless previously purchased and cancelled, redeemed
                             or converted, the Bonds will be redeemed on the Final Maturity Date at their principal amount.

REDEMPTION AT THE OPTION OF
THE ISSUER                   The Issuer may redeem all, but not some only, of
                             the Bonds for the time being outstanding at their principal amount, together with interest accrued
                             (if any) to the date fixed for redemption (i) at any time after the date falling 21 days after the Interest Payment Date falling in August 2008 provided that the closing price of a Share as derived from the Relevant Stock Exchange for 20 dealing days within the 30-day period ending not earlier than the fifth dealing day prior to the date on which the relevant Redemption Notice is given to Bondholders shall have been at least 130 per cent. of the Exchange Price (as adjusted) in effect (or deemed to be in effect) on each such dealing day; (ii) at any time after the date falling 21 days after the Interest Payment Date falling in August 2010; or (iii) at any time if Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) have been effected in respect of 85 per cent. or more in principal amount of the Bonds originally issued.
                             See "Terms and Conditions of the Bonds --
                             Redemption and Purchase".

REDEMPTION AT OPTION OF THE
BONDHOLDERS                  The Issuer will, at the option of the holder of any
                             Bond, redeem such Bond at its principal amount, together with interest accrued to the date fixed for redemption, on (i) 22 August 2010, (ii) 22
                             August 2013, (iii) 22 August 2018 or (iv) following a Relevant Event on the Relevant Event Put Date.

INTEREST The Bonds will bear interest from the Closing Date at the rate of 3.75 per cent. per annum. Interest will be payable on the Bonds in equal instalments semi-annually in arrear on 22 February and 22 August in each year, commencing 22 February 2004.

FORM AND DENOMINATION        The Bonds will be in bearer form in the
                             denomination of US$1,000 with Coupons and a talon for further Coupons attached. The Bonds will initially be represented by the Temporary Global
                             Bond which will be
                             deposited with a common depositary for Euroclear and Clearstream, Luxembourg.

                             Interests in the Temporary Global Bond will be exchangeable for interests in the Global Bond on or after a date which is expected to be 2 October 2003 upon certification as to non-US beneficial ownership.

                             The Global Bond will be exchangeable in whole, but not in part, in certain limited circumstances described herein and therein, for definitive Bonds in bearer form with Coupons and a talon for further coupons, serially numbered, in denominations of US$1,000 each.

                             Ownership of beneficial interests in the Temporary Global Bond and the Global Bond will be limited to persons that have accounts with Euroclear or Clearstream, Luxembourg or persons that may hold interests through such accountholders. Beneficial interests in the Global Bond will be shown on, and transfers thereof will be effected through, records maintained in book-entry form by Euroclear or Clearstream, Luxembourg and their respective accountholders.

RANKING OF THE BONDS AND
THE GUARANTEES               The Bonds will constitute direct, unconditional,
                             unsubordinated and unsecured obligations of the Issuer. The payment obligations of the Issuer under the Bonds and Coupons and of the Guarantor under the Guarantee shall, save for such exceptions as may be provided by provisions of applicable law that are both mandatory and of general application, at all times rank at least equally with all their respective other present and future unsecured and unsubordinated obligations. (see "Terms and
                             Conditions of the Bonds -- Guarantee and Status").

NEGATIVE PLEDGE              The Bonds will have the benefit of a negative
                             pledge, as described in "Terms and Conditions of the Bonds -- Negative Pledge".

CROSS DEFAULT                The Bonds will have the benefit of a cross default,
                             as described in "Terms and Conditions of the Bonds
                             -- Events of Default".

CONVERSION                   Unless previously redeemed, purchased and cancelled
                             or converted, the Bonds will, subject to the restrictions on conversion described below, be convertible into Preference Shares of the Issuer at any time on or after 2 October 2003 and up to the close of business (at the place where the relevant
                             Bond is deposited for conversion) on (i) the date falling 10 days prior to the Final Maturity Date or
                             (ii) if the Bonds are called for redemption prior to the Final Maturity Date, the tenth day prior to the relevant date fixed for redemption. Each
                             US$1,000 principal amount of a Bond is convertible into one Preference Share with a paid-up value of US$1,000. The Preference Shares will be delivered to the Guarantor following the issue of such Preference Shares to the Bondholder in consideration for which the Guarantor will deliver such number of Shares as results from dividing the paid-up value of each Preference Share (translated into pounds sterling at the fixed rate of US$1.5893
                             = L1.00) by the Exchange Price in effect on the Conversion Date (rounded down to the nearest whole number of Shares), all as described in "Terms and Conditions of the Bonds -- Conversion". The initial
                             Exchange Price is 200 pence per Share. The Exchange
                             Price is subject to adjustment as provided in the Preference Share Guarantee and Undertaking and summarised in "Terms and Conditions of the Bonds --
                             Conversion" and, in the event of a change of control constituting a Relevant Event, the Exchange
                             Price will be adjusted for a specified period as described in "Terms and Conditions of the Bonds --
                             Conversion".

RESTRICTIONS ON CONVERSION   A Conversion Right may only be exercised during the
                             Conversion Period in the following circumstances:

                             (i) if the closing price of a Share as derived from the Relevant Stock Exchange on any dealing day preceding the date on which a Conversion Notice is given exceeds 110 per cent. of the Exchange Price in effect on such dealing day; or

                             (ii)   during the five dealing day period
                                    immediately following any five consecutive dealing day period in which the average price per US$1,000 principal amount of the Bonds (as derived from Bloomberg Page ED0653862 and translated into sterling as described herein) for each day of such period was less than 100 per cent. of the product of the closing price of a Share as derived from the Relevant Stock Exchange on that day multiplied by the number of Shares deliverable on conversion of US$1,000 principal amount of the Bonds at the Exchange Price on such day; or

                             (iii) if such Bonds have been called for early redemption by the Issuer; or

                             (iv)  if a Relevant Event occurs; or

                             (v) if a distribution to all Shareholders of the Guarantor of cash, assets, securities or rights to purchase securities is made which results in the Exchange Price immediately following such distribution being less than 95 per cent. or, in the case of certain distributions constituting a Dividend, 93 per cent., of the Exchange Price immediately preceding such distribution; or

                             (vi) during any period after the start of the Conversion Period in which the credit rating assigned to the Guarantor by Moody's Investor Services Inc. ("MOODY'S") is at or below B2 or the credit rating assigned to the Guarantor by Standard & Poor's Rating Services ("S&P") is at or below B+ or in which the Guarantor is not assigned a rating by each of S&P and Moody's.

CASH ALTERNATIVE ELECTION    The Issuer may elect, upon exercise of a Conversion
                             Right by a Bondholder, to deliver a cash amount to the relevant Bondholder determined by reference to the market value of the Shares. See "Terms and Conditions of the Bonds -- Conversion -- Cash
                             Alternative".

SHARES The Shares to be delivered following conversion and delivery of the Preference Shares to the Guarantor, will be delivered credited as fully paid having, on the date hereof, a nominal value of 50 pence each and will rank pari passu in all respects with all fully paid Shares in issue on the relevant Conversion Date, save as provided in "Terms and Conditions of the Bonds -- Conversion".

PREFERENCE SHARES            Preference Shares of the Issuer will be issued upon
                             conversion of the Bonds with a paid-up value of US$1,000 per Preference Share.

                             Each Preference Share will confer on the holder thereof a right to receive a fixed cumulative dividend at the rate of 3.75 per cent. per annum of its paid-up value. Dividends in respect of the Preference Shares shall rank senior to dividends on any other class of shares of the Issuer.

ISSUER'S SHARE SETTLEMENT
OPTION The Issuer may, upon final maturity or following exercise by a Bondholder of its option to redeem the Bonds, in lieu of redeeming the principal amount of the Bonds in cash, subject to certain restrictions, issue one Preference Share with a paid-up value of US$1,000 per US$1,000 principal amount of such Bond, which Preference Shares will, in turn, be delivered to the Guarantor in consideration for which the Guarantor will deliver such number of Shares as is determined by dividing the paid-up value of the Preference Share (translated into pounds sterling at the fixed rate of US$1.5893 = L1.00) by the Exchange Price in effect on the due date for redemption and rounded down to the nearest whole number of Shares provided that, if the market value of such Shares would exceed the principal amount of the Bond, the Guarantor will deliver such lesser number of Shares as has a market value equal to the principal amount, rounded down to the nearest whole number of Shares. The Issuer will also pay an amount in cash per Bond equal to the amount (if any) by which the principal amount payable on the redemption of such Bond exceeds the Market Value of the Ordinary Shares to be so delivered. See "Terms and Conditions of the Bonds -- Redemption and Purchase".

TAXATION Payments in respect of Bonds and the Guarantees will be made subject to any withholding or deduction for or on account of taxes as is required by law. Neither the Issuer nor the Guarantor will be required to pay any additional or further amounts to Bondholders in respect of such withholding or deduction. See "Terms and Conditions of the Bonds -- Taxation".

LOCK UP The Guarantor has, subject to certain exceptions, agreed not to issue Shares or certain related securities for a limited period after the Closing Date. See "Subscription and Sale".

GOVERNING LAW                The Bonds, the Trust Deed constituting the Bonds
                             and the Preference Share Guarantee and Undertaking will be governed by English law.

TRUSTEE                      Deutsche Trustee Company Limited.

LISTING AND TRADING          The Issuer has applied for the Bonds to be admitted
                             to the Official List of the UK Listing Authority and application has been made to the London Stock
                             Exchange for the Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. The Shares trade on the London Stock
                             Exchange's market for listed securities under the symbol "IPR".

USE OF PROCEEDS              The net proceeds of the issue of the Bonds are
                             expected to amount to US$246,800,000 after deduction of commissions and concessions and the expenses incurred in connection with the issue of the Bonds. An amount equal to the principal amount of the Bonds will be loaned by the Issuer to the Guarantor, for which the Guarantor will pay an initial facility fee to the Issuer in an amount equal to the Issuer's costs of issuance.
                             Accordingly, an amount equal to the net proceeds of the Bonds will be paid to the Guarantor. The
                             Guarantor intends to use the net proceeds (a) to repay the Guarantor's US$60 million Euro-Dollar
                             Bonds due in December 2003 and (b) partially to finance repayment of the Guarantor's 2 per cent.
                             Senior Convertible Notes due 2005 (the "OUTSTANDING
                             CONVERTIBLE NOTES") in November 2003 (the Guarantor expects that all or substantially all of the holders of the outstanding convertible notes will exercise a put option requiring the Guarantor to repay their outstanding convertible notes in November 2003).

                       TERMS AND CONDITIONS OF THE BONDS

     The following, subject to amendment and save for the paragraphs in italics, are the Terms and Conditions of the Bonds, substantially as they will appear on the reverse of the Bonds in definitive form.

     The issue of the Bonds, which expression shall, except where otherwise indicated, include any further bonds issued in accordance with Condition 16 and consolidated and forming a single series therewith, was authorised by a resolution of the board of directors of the Issuer passed on 18 August 2003 and the guarantee of the Bonds was authorised by a resolution of the board of directors of the Guarantor passed on 10 July 2003 and a resolution of a committee of the board of directors of the Guarantor passed on 18 August 2003. The Bonds are constituted by the Trust Deed. These terms and conditions (the "CONDITIONS") include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the forms of the Bonds and the Coupons. The Bondholders and the Couponholders (whether or not the Coupons are attached to the relevant Bonds) are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of those applicable to them of the Agency Agreement, the Articles of the Issuer and the Preference Share Guarantee and Undertaking. Copies of each of the Trust Deed, the Agency Agreement, the Articles of the Issuer and the Preference Share Guarantee and Undertaking are available for inspection during usual business hours at the principal office for the time being of the Trustee (presently at Winchester House, 1 Great Winchester Street, London EC2N 2DB) and at the specified offices for the time being of the Paying, Conversion and Exchange Agents.

     The Bonds are convertible into fully paid up 3.75 per cent. redeemable preference shares in the Issuer (the "PREFERENCE SHARES") having a paid-up value (the "PAID-UP VALUE") of US$1,000 each. Payments in respect of the Preference Shares are guaranteed by the Guarantor pursuant to the Preference Share Guarantee and Undertaking. The Preference Shares shall be issued subject to and in accordance with these Conditions and the Articles of the Issuer.

     Each Preference Share will, following its issue, be immediately delivered to the Guarantor in consideration for which the Guarantor will deliver to the converting Bondholder such number of Shares as results from dividing the Paid-up Value of the Preference Share (translated into sterling at the fixed rate of US$1.5893 = L1.00) by the Exchange Price in effect on the relevant Conversion Date. The initial Exchange Price is 200 pence per Share, subject to adjustment in certain circumstances set out in the Preference Share Guarantee and Undertaking.

1.   FORM AND DENOMINATION

     The Bonds are serially numbered and in bearer form in the denomination US$1,000 each with Coupons and talons ("TALONS") for further Coupons attached on issue.

2.   TITLE

     Title to the Bonds, the Coupons and the Talons passes by delivery. The holder of any Bond, Coupon or Talon will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it, any writing on it, or its theft or loss) and no person will be liable for so treating the holder.

     The Bonds will be represented initially by a single temporary Global Bond, without Coupons or Conversion Rights, which will be deposited with a common depositary for Euroclear and Clearstream, Luxembourg on or about 22 August 2003 for credit against payment to the accounts designated by the relevant subscribers with Euroclear or Clearstream, Luxembourg. The temporary Global Bond will be exchangeable on or after a date which is expected to be the Exchange Date for a permanent Global Bond without Coupons, upon certification that the beneficial owners of the relevant interests in such permanent Global Bond are not U.S. persons or persons who have acquired such interests, for resale to any U.S. person.

     The permanent Global Bond will be exchangeable for definitive Bonds in bearer form with Coupons and Talons attached in the limited circumstances set out in the permanent Global Bond.

     Unless, upon due presentation of the temporary Global Bond for exchange, delivery of the permanent Global Bond is improperly withheld or refused, and such withholding or refusal is continuing at the relevant due date for payment thereof or the relevant Conversion Date, interest cannot be collected in respect of the relevant Bonds and Conversion Rights cannot be exercised in respect thereof whilst the Bonds are represented by the temporary Global Bond.

     Bonds and Coupons will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code."

3.   GUARANTEE AND STATUS

     (a)   Guarantee

        The Guarantor has unconditionally and irrevocably guaranteed the due payment of all sums expressed to be payable by the Issuer under the Trust Deed, the Bonds and the Coupons. The Guarantee is set out in the Trust Deed.

     (b)   Status

        The Bonds and Coupons constitute direct, unconditional, unsubordinated and (subject to Condition 4) unsecured obligations of the Issuer and shall at all times rank pari passu and without any preference among themselves. The payment obligations of the Issuer under the Bonds and Coupons and of the Guarantor under the Guarantee shall, save for such exceptions as may be provided by provisions of applicable law that are both mandatory and of general application and subject to Condition 4, at all times rank at least equally with all their respective other present and future unsecured and unsubordinated obligations.

4.   NEGATIVE PLEDGE

     So long as any Bond or Coupon remains outstanding (as defined in the Trust
     Deed) neither the Issuer nor the Guarantor will create or permit to subsist any Security upon the whole or any part of its undertaking, assets or revenues present or future to secure any Relevant Debt, or any guarantee of, or indemnity in respect of, any Relevant Debt without, at the same time or prior thereto, the Issuer's obligations under the Bonds, the Coupons and the Trust Deed or, as the case may be, the Guarantor's obligations under the Trust Deed and the Preference Share Guarantee and Undertaking (1) being secured equally and rateably therewith or benefiting from a guarantee or indemnity in substantially identical terms thereto, as the case may be, in each case to the satisfaction of the Trustee, or (2) having the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Bondholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

     "RELEVANT DEBT" means any present or future indebtedness in the form of, or represented by, bonds, notes, debentures, loan stock or other securities which are for the time being, or are capable of being, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other securities market but excluding Project Finance Indebtedness.

5.   INTEREST

     (a)   Interest Rate

        The Bonds bear interest from (and including) the Closing Date at the rate of 3.75 per cent. per annum of the principal amount thereof payable semi-annually in arrear in equal instalments on each Interest Payment Date commencing 22 February 2004.

        Where interest is to be calculated in respect of a period which is not an Interest Period it shall be calculated on the basis of a 360 day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

     (b)   Accrual of Interest

        Each Bond will cease to bear interest (1) where the Conversion Right attached to it shall have been exercised, from the Interest Payment Date immediately preceding the relevant Conversion Date or, if none, the Closing Date (subject in any such case as provided in Condition 7(d)) or
        (2) where such Bond is redeemed, from the due date for redemption unless, upon due presentation, payment of the full amount due is improperly withheld or refused. In such latter event, such Bond shall continue to bear interest in accordance with this Condition 5 (both before and after judgment) until whichever is the earlier of (1) the day on which all sums due in respect of such Bond up to that day are received by or on behalf of the relevant Bondholder, and (2) the day seven days after the Trustee or the Principal Paying, Conversion and Exchange Agent has notified Bondholders of receipt of all sums due in respect of all the Bonds up to that seventh day (except to the extent that there is failure in the subsequent payment to the relevant holders under these terms and conditions).

6.   PAYMENTS

     (a)   Method of Payment

        Payments of principal and interest or sums payable following a Cash Election will be made against presentation and surrender (or, in the case of a partial payment, endorsement) of Bonds or the appropriate Coupons (as the case may be) at the specified office of any Paying, Conversion and Exchange Agent outside of the United States by United States dollar cheque drawn on, or by transfer to a United States dollar account maintained by the payee with, a bank in New York City. Payments of interest due in respect of any Bond other than on presentation and surrender of matured Coupons shall be made only against presentation and either surrender or endorsement (as appropriate) of the relevant Bond.

        Payments in respect of Bonds may only be made at the specified offices of Paying, Conversion and Exchange Agents outside the United States of America, except that they may be made at the specified office of a Paying Agent in New York City if (i) the Issuer shall have appointed Paying, Conversion and Exchange Agents with specified offices outside the United States of America with the reasonable expectation that such Paying, Conversion and Exchange Agents would be able to make payment at such offices of the full amount of such payment in U.S. dollars when due, (ii) payment of the full amount thereof at all specified offices of the Paying, Conversion and Exchange Agents outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions, and (iii) the relevant payment is then permitted by applicable United States law without involving, in the opinion of the Issuer or the Guarantor, adverse tax consequences to the Issuer or the Guarantor.

     (b)   Payments subject to fiscal laws

        All payments are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice and subject to the provisions of Condition 9. No commissions or expenses shall be charged to the Bondholders or Couponholders in respect of such payments.

     (c)   Surrender of unmatured Coupons

        Each Bond should be presented for redemption together with all unmatured Coupons relating to it, failing which the amount of any such missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon which the sum of principal so paid bears to the total principal amount due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon not later than 10 years after the Relevant Date for the relevant payment of principal.

     (d)   Payments on business days

        A Bond or Coupon may only be presented for payment on a day which is a business day in the place of presentation (and, in the case of payment by transfer to a United States dollar account, in New York City). No further interest or other payment will be made as a consequence of the day on which the relevant Bond or Coupon may be presented for payment under this paragraph falling after the due date.

     (e)   Paying, Conversion and Exchange Agents

        The initial Paying, Conversion and Exchange Agents and their initial specified offices are listed below. The Issuer and the Guarantor reserve the right at any time with the approval of the Trustee to vary or terminate the appointment of any Paying, Conversion and Exchange Agent and appoint additional or other Paying, Conversion and Exchange Agents, provided that they will maintain (i) a Principal Paying, Conversion and Exchange Agent, and (ii) Paying, Conversion and Exchange Agents having specified offices in a major European city approved by the Trustee (which shall be London, so long as the Bonds are admitted to the Official List of the UK Listing Authority and admitted to trading by the London Stock Exchange) and (iii) a Paying, Conversion and Exchange Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings adopted on 3 June 2003 by the Council of Economic and Finance Ministers or any law implementing or complying with, or introduced in order to conform to, such Directive. Notice of any change in the Paying, Conversion and Exchange Agents or their specified offices will promptly be given to the Bondholders by the Issuer.

     (f)   Exchange of Talons

        On or after the maturity date of the final Coupon which is (or was at the time of issue) part of a coupon sheet relating to the Bonds (a "COUPON SHEET"), the Talon forming part of such Coupon Sheet may be exchanged at the specified office of the Principal Paying, Conversion and Exchange Agent for a further Coupon Sheet (including, where applicable, a further Talon but excluding any Coupons in respect of which claims have already become void pursuant to Condition 11). Upon the due date for redemption of any Bond or the Conversion Date in respect of any Bond, any unexchanged Talon relating to such Bond shall become void and no Coupon will be delivered in respect of such Talon.

7.   CONVERSION

     (a)   Conversion Right

        The holder of each Bond shall, subject as provided below, have the right (the "CONVERSION RIGHT") to convert ("CONVERSION") such Bond into one fully paid-up Preference Share at any time during the Conversion Period (as defined below). Each Preference Share will be delivered to the Guarantor in consideration for which the Guarantor will deliver fully paid Shares to the Bondholder or as it directs in the relevant Conversion Notice (subject to any applicable fiscal or other laws or regulations and as hereinafter provided). The "CONVERSION PERIOD" shall begin on the Exchange Date and shall end at the close of business (at the place where the relevant Bond is deposited for conversion) on the tenth day prior to the Final Maturity Date or, if such Bond shall have been called for redemption pursuant to Condition 8(b) prior to the Final Maturity Date, then at the close of business (at the place aforesaid) on the tenth day prior to the date fixed for redemption thereof or if notice requiring redemption has been given by the holder of such Bond pursuant to Condition 8(c) then at the close of business (at the place aforesaid) on the day prior to the giving of such notice unless, in any such case, there shall be default by the Issuer and the Guarantor in making payment in respect of such Bond on any such date fixed for redemption, in which event the Conversion Period shall extend up to the close of business (at the place aforesaid) on the date on which the full amount of such payment becomes available for payment and notice of such availability has been duly given in accordance with Condition 17 or, if earlier, the Final Maturity Date; provided that if the last day of the Conversion Period would otherwise be a day which is not a business day in the place where the relevant Bond is deposited for conversion, then the last day of the Conversion Period in such place shall be the immediately preceding business day in such place.

        In any event, Conversion Rights may not be exercised following the giving of a notice by the Trustee pursuant to Condition 12 that the Bonds are due and payable nor in respect of Bonds which have been deposited with a Paying, Conversion and Exchange Agent pursuant to Condition 8(c).

        A Conversion Right may only be exercised in respect of the total principal amount of a Bond.

        A Conversion Right may only be exercised during the Conversion Period in the following circumstances:

        (i) if the closing price of a Share as derived from the Relevant Stock Exchange on any dealing day preceding the date on which a Conversion Notice is given exceeds 110 per cent. of the Exchange Price in effect on such dealing day; or

        (ii) during the five dealing day period immediately following any five consecutive dealing day period in which the average price per US$1,000 principal amount of the Bonds (as derived from Bloomberg Page ED065 3862 (the Bloomberg Generic Price) translated into sterling at the L/US dollar rate of exchange as appearing on or derived from Reuters Page "FXBENCH" at or about 12.00 noon (London time) on such day) for each day of such period was less than 100 per cent. of the product of the closing price of a Share as derived from the Relevant Stock Exchange on that day multiplied by the number of Shares issuable on conversion of US$1,000 principal amount of the Bonds at the Exchange Price on such day; or

        (iii) if such Bonds have been called for early redemption by the Issuer pursuant to Condition 8(b); or

        (iv)  if a Relevant Event occurs; or

        (v) if a distribution to all Shareholders of the Guarantor of cash, assets, securities or rights to purchase securities is made which results in the Exchange Price immediately following such distribution being less than 95 per cent. or, in the case of any distribution falling within paragraph B (iii) of the Schedule to the Preference Share Guarantee and Undertaking, 93 per cent., of the Exchange Price immediately preceding such distribution; or

        (vi) during any period after the start of the Conversion Period in which the credit rating assigned to the Guarantor by Moody's Investor Services Inc. ("MOODY'S") is at or below B2 or the credit rating assigned to the Guarantor by Standard & Poor's Rating Services ("S&P") is at or below B+ or in which the Guarantor is not assigned a rating by each of S&P or Moody's.

        A Bondholder exercising a Conversion Right will be required to state in the relevant Conversion Notice which of the above circumstances applies.

        By exercising a Conversion Right, a Bondholder will accept the Purchase Offer (as defined in the Preference Share Guarantee and Undertaking) made by the Guarantor in accordance with the Preference Share Guarantee and Undertaking and will direct that, and the Issuer, failing whom the Guarantor will procure that, the Preference Shares to be issued on conversion be delivered to the Guarantor following the issue of such Preference Shares to the Bondholder on or as at the relevant Conversion Date. In consideration for the delivery to it of the Preference Shares, the Guarantor will deliver Shares to the Bondholder or as it may direct (without any further action being required to be taken by any Bondholder). Each of the Issuer and the Guarantor is entitled (at its own expense) to do all such things and make all such entries in the Issuer's and the Guarantor's respective register of members and execute all such documents and instruments, whether on behalf of the relevant Bondholders or otherwise, as may be necessary or desirable to effect the delivery of Preference Shares to the Guarantor.

        PROVISIONS AS TO DELIVERY OF SHARES FOLLOWING CONVERSION

        The following is a summary of the Preference Share Guarantee and Undertaking which is separate from, and does not form part of, this document.

        (A) The number of Shares to be delivered in respect of each Preference Share shall be determined by dividing the Paid-up Value of the relevant Preference Share (being US$1,000 per Preference Share) (translated into pounds sterling at the fixed rate of US$1.5893 = L1.00) by the exchange price (the "Exchange Price") in effect on the relevant Conversion Date. The initial Exchange Price is 200 pence per Share and is subject to adjustment in the circumstances described in the Preference Share Guarantee and Undertaking as summarised in paragraph (B) below. Fractions of Shares will not be delivered on conversion and no cash adjustment will be made. However, if more than one Preference Share is delivered to the Guarantor such that Shares to be delivered in consideration for such Preference Shares are to be registered in the same name, the number of such Shares to be delivered in respect thereof shall be calculated on the basis of the aggregate Paid-up Value of such Preference Shares (the resulting number of Shares being rounded down to the nearest whole number). Shares to be delivered on conversion will (so far as permitted by applicable law) be deemed to be registered as of the relevant Conversion Date in the name of the relevant Bondholder or his nominee.

        (B)  Adjustments to the Exchange Price

             Upon the happening of any of the events described below, the Exchange Price will be adjusted in relation to subsequent deliveries of Preference Shares as follows:

             (i) Consolidation, Reclassification or Subdivision: If and whenever there shall be an alteration to the nominal value of the Shares as a result of consolidation, reclassification or subdivision, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such alteration by the following fraction:

                                       A
                                     -----
                                       B

                 where:

                 A is the nominal amount of one Share immediately after such alteration; and

                 B is the nominal amount of one Share immediately before such alteration.

                 Such adjustment shall become effective on the date the alteration takes effect.

             (ii) Capitalisation of Profits or Reserves: If and whenever the Guarantor shall issue any Shares credited as fully paid to the holders of Shares ("Shareholders") by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than Shares issued instead of the whole or any part of a cash dividend which the Shareholders would or could otherwise have received, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue by the following fraction:

                                       A
                                     -----
                                       B

                 where:

                 A is the aggregate nominal amount of the issued Shares
                   immediately before such issue; and

                 B is the aggregate nominal amount of the issued Shares
                   immediately after such issue.

                 Such adjustment shall become effective on the date of issue of such Shares.

             (iii) Dividends: If and whenever the Guarantor shall pay or make any Dividend to the Shareholders, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such Dividend by the following fraction:

                                     A - B
                                   ---------
                                       A

                 where:

                 A is the Current Market Price (as defined below) of one Share on the dealing day immediately preceding the date on which the Shares are traded on the Relevant Stock Exchange (as defined below) ex-the relevant Dividend; and

                 B is the portion of the Fair Market Value (as defined below)
                   (as determined as at the date of announcement of the relevant Dividend), with such portion being determined by dividing the Fair Market Value of the aggregate Dividend by the number of Shares entitled to receive the relevant Dividend (or, in the case of a purchase of Shares by or on behalf of the Guarantor, by the number of Shares issued and outstanding immediately prior to such purchase), of the Dividend attributable to one Share.

                 Such adjustment shall become effective on the date on which such Dividend is made or paid.

                 As used herein:

                 "Current Market Price" means, in respect of a Share at a particular date, the arithmetic mean of the closing prices published by, or derived from, the Relevant Stock Exchange for one Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five day period the Shares shall have been quoted ex-dividend (or ex- any other entitlement) and during some other part of that period the Shares shall have been quoted cum-dividend (or cum- any other entitlement) then:

                 (a) if the Shares to be issued do not rank for the dividend or entitlement in question, the closing prices on the dates on which the Shares shall have been quoted cum-dividend (or cum- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that dividend or entitlement per Share as at the date of announcement of such dividend or entitlement (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); and

                 (b) if the Shares to be issued do rank for the dividend or entitlement in question, the closing prices on the dates on which the Shares shall have been quoted ex-dividend (or ex- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by an amount equal to the Fair Market Value of the dividend or entitlement as at the date of announcement of such dividend or entitlement, and provided further that if the Shares on each of the said five dealing days have been quoted cum-dividend (or cum- any other entitlement) in respect of a dividend or entitlement which has been declared or announced but the Shares to be issued do not rank for that dividend or entitlement the closing prices on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that dividend or entitlement per Share as at the date of announcement of such dividend or entitlement (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom);

                 and provided further that if such closing prices are not available on one or more of the said five dealing days, then the average of such closing prices which are available in that five dealing day period shall be used (subject to a minimum of two such closing prices) and if only one or no such closing price is available in the relevant period the Current Market Price shall be determined in good faith by an Expert;

                 "Dividend" means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes without limitation an issue of shares or other securities credited as fully or partly paid up), provided that:

                 (a) where a cash Dividend is announced which is to be, or may at the election of a holder or holders of Shares be, satisfied by the issue or delivery of Shares or other property or assets, then the Dividend in question shall be treated as a Dividend (i) of the cash Dividend so announced or (ii) of the Fair Market Value on the date of announcement of such Dividend of the Shares or other property or assets to be issued or delivered in satisfaction of such Dividend (or which would be issued if all holders of Shares elected therefor, regardless of whether any such election is made) if the Fair Market Value of such Shares or other property or assets is greater than the cash Dividend so announced;

                 (b) for the purposes of this definition of Dividend, any issue of Shares falling within sub-paragraph B(ii) shall be disregarded; and

                 (c) a purchase or redemption of share capital by the Guarantor shall not constitute a Dividend unless, in the case of purchases of Shares, the volume-weighted average price per Share (before expenses) (as derived from Reuters Page IPR.L) on any one day in respect of such purchases exceeds by more than 2.5 per cent. the average of the closing prices quoted for the Shares on the Relevant Stock Exchange as derived from, or published by, the Relevant Stock Exchange for the five dealing days before the purchase is made or where an announcement has been made of the intention to purchase Shares at some future date at a specified price, the average of the closing prices quoted as aforesaid for the five dealing days immediately preceding the date of each announcement;

                 "Fair Market Value" means, with respect to any property on any date, the fair market value of that property as determined in good faith by an Expert, provided that (1) the fair market value of a cash Dividend paid or to be paid shall be the amount of such cash Dividend; (2) where options, warrants or other rights are publicly traded in a market of adequate liquidity as determined in good faith by an Expert, the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five dealing days on the relevant market commencing on the first such dealing day such options, warrants or other rights are publicly traded, or such shorter period as such options, warrants or other rights are publicly traded; (3) where options, warrants or other rights are not publicly traded (as aforesaid), the fair market value of such options, warrants or other rights will be as determined in good faith by an Expert on the basis of a commonly accepted market valuation method and taking account of such factors as it considers appropriate, including the market price per Share, the dividend yield of a Share, the volatility of such market price, prevailing interest rates and the terms of such options, warrants or other rights, including as to the expiry date and exercise price (if any) thereof, and (4) in the case of (1) converted into sterling (if declared or paid in a currency other than sterling) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the cash Dividend in sterling; and in the absence of such a stated rate of exchange and in the case of (2) and (3) converted into sterling (if expressed in a currency other than sterling) at such rate of exchange as is determined in good faith by an Expert to be the spot rate at the close of business on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available); provided that for the purposes of determining Fair Market Value under sub-paragraph (B)(v) below, references in this definition to options, warrants or other rights shall be deemed to be to the entitlement to such options, warrants or other rights as the case may be;

                 "Relevant Stock Exchange" means at any time, in respect of the Shares, the Official List of the UK Listing Authority and/or, as the context requires, the market for listed securities of the London Stock Exchange plc or, if the Shares are not at that time so listed, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in;

             (iv) Rights Issues of Shares or Options over Shares: If and whenever the Guarantor shall issue Shares to Shareholders as a class by way of rights, or issue or grant to Shareholders as a class by way of rights options, warrants or other rights to subscribe for or purchase or otherwise acquire any Shares, in each case at a price per Share which is less than 95 per cent. of the Current Market Price per Share on the dealing day last preceding the date of the announcement of the terms of the issue or grant of such Shares, options, warrants or other rights, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue or grant by the following fraction:

                                     A + B
                                   ---------
                                     A + C

                 where:

                 A is the number of Shares in issue immediately before such announcement;

                 B is the number of Shares which the aggregate amount (if any)
                   payable for the Shares issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Shares deliverable on the exercise thereof would purchase at such Current Market Price per Share; and

                 C is the number of Shares issued or, as the case may be,
                   deliverable on the exercise of such options, warrants or other rights.

                 Such adjustment shall become effective on the first date on which the Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.

             (v) Rights Issues of other Securities: If and whenever the Guarantor shall issue any securities (other than Shares or options, warrants or other rights to subscribe for or purchase or otherwise acquire any Shares) to Shareholders as a class by way of rights or grant to Shareholders as a class by way of rights any options, warrants or other rights to subscribe for or purchase or otherwise acquire any securities (other than Shares or options, warrants or other rights to subscribe for or purchase Shares), the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue or grant by the following fraction:

                                     A - B
                                   ---------
                                       A

                 where:

                 A is the Current Market Price of one Share on the dealing day immediately preceding the date on which the terms of such issue or grant are publicly announced; and

                 B is the Fair Market Value on the date of such announcement, of the portion of the rights attributable to one Share.

                 Such adjustment shall become effective on the first date on which the Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.

             (vi) Issues at less than Current Market Price: If and whenever the Guarantor shall issue (otherwise than as mentioned in sub-paragraph (iv)) wholly for cash any Shares (other than Shares issued on the making of a Share Exchange Call or on the exercise of any other rights of conversion into, or exchange or subscription for or purchase of, Shares), or grant (otherwise than as mentioned in sub-paragraph (iv)) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase or otherwise acquire any Shares, in each case at a price per Share which is less than 95 per cent. of the Current Market Price per Share on the dealing day immediately preceding the date of announcement of the terms of such issue or grant, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue by the following fraction:

                                     A + B
                                   ---------
                                     A + C

                 where:

                 A is the number of Shares in issue immediately before the issue of such Shares or the grant of such options, warrants or rights;

                 B is the number of Shares which the aggregate consideration (if any) receivable for the issue of such Shares or, as the case may be, for the issue of such options, warrants or rights and the Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights would purchase at the Current Market Price per Share on the dealing day immediately preceding the date of announcement of the terms of the relevant issue or grant; and

                 C is the maximum number of Shares to be issued pursuant to such issue of such additional Shares or upon exercise of such options, warrants or rights.

                 Such adjustment shall become effective on the date of issue of such additional Shares or, as the case may be, the grant of such options, warrants or rights;

             (vii) Other Issues at less than Current Market Price: If and whenever the Guarantor or any Subsidiary of the Guarantor or (at the direction or request of or pursuant to any arrangements with the Guarantor or any Subsidiary of the Guarantor), any other company, person or entity (otherwise than as mentioned in sub-paragraphs (iv), (v) or (vi)) shall issue wholly for cash or for no consideration any securities (other than the Bonds, but excluding for this purpose any further bonds issued pursuant to Condition 16 of the Bonds, and other than the Preference Shares) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, or purchase of, or otherwise to acquire, Shares issued or to be issued by the Guarantor (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms might be redesignated as Shares, and the consideration per Share receivable upon conversion, exchange, subscription, purchase, acquisition or redesignation is less than 95 per cent. of the Current Market Price per Share on the dealing day last preceding the date of announcement of the terms of issue of such securities (or the terms of such grant), the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue (or grant) by the following fraction:

                                     A + B
                                   ---------
                                     A + C

                 where:

                 A is the number of Shares in issue immediately before such issue or grant (but where the relevant securities carry rights of conversion into, or rights of exchange or subscription for, or purchase or acquisition of, Shares which have been issued by the

                    Guarantor for the purposes of, or in connection with, such issue, less the number of such Shares so issued);

                 B is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription or purchase or acquisition attached to such securities or, as the case may be, for the Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Share; and

                 C is the maximum number of Shares to be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription or purchase or acquisition attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Shares to be issued or to arise or be made available from any such redesignation.

                 Such adjustment shall become effective on the date of issue or grant of such securities.

                 As used herein, "Bonds" means the US$252,500,000 3.75 per cent. Guaranteed Convertible Bonds due 2023.

             (viii) Modification of Rights of Conversion, etc.: If any whenever there shall be any modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such securities as are mentioned in sub-paragraph (vii) (other than in accordance with the terms (including terms as to adjustment) applicable to such securities) so that following such modification the consideration per Share receivable is less than 95 per cent. of the Current Market Price per Share on the dealing day immediately preceding the date of announcement of the proposals for such modification, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such modification by the following fraction:

                                     A + B
                                   ---------
                                     A + C

                 where:

                 A is the number of Shares in issue immediately before such modification (but where the relevant securities carry rights of conversion into, or rights of exchange or subscription for or purchase or acquisition of, Shares which have been issued by the Guarantor for the purposes of, or in connection with, such issue, less the number of such Shares so issued);

                 B is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription or purchase or acquisition attached to the securities so modified would purchase at such Current Market Price per Share or, if lower, the existing conversion, exchange, subscription or purchase price of such securities; and

                 C is the maximum number of Shares to be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription, purchase or acquisition attached thereto at the modified conversion, exchange, subscription or purchase price or rate but giving credit in such manner as is determined in good faith by an Expert to be appropriate for any previous adjustment under this sub-paragraph (viii) or sub-paragraph (vii) above.

                 Such adjustment shall become effective on the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such securities.

             (ix) Other Offers to Shareholders: If and whenever the Guarantor or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Guarantor or any of its Subsidiaries) any other company, person or entity shall offer any securities in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Exchange Price falls to be adjusted under sub-paragraph (iv) or (v) or would fall to be so adjusted if the relevant issue or grant was at less than 95 per cent. of the Current Market

                   Price per Share on the relevant dealing day) the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before the making of such offer by the following fraction:

                                     A - B
                                   ---------
                                       A

                 where:

                 A is the Current Market Price of one Share on the dealing day immediately preceding the date on which the terms of such offer are publicly announced; and

                 B is the Fair Market Value on the date of such announcement of the portion of the relevant offer attributable to one Share.

                 Such adjustment shall become effective on the first date on which the Shares are traded ex-rights on the Relevant Stock Exchange.

             (x) Exchange Price upon Change of Control: If an offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430E(4) of the Companies Act 1985, or any modification or re-enactment thereof)), to acquire the whole or any part of the issued ordinary share capital of the Guarantor or if any person proposes a scheme with regard to such acquisition and (such offer or scheme having become or been declared unconditional in all respects) the Guarantor becomes aware that the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Guarantor has or will become unconditionally vested in the offeror and/or such associates as aforesaid (a "RELEVANT EVENT"), the Exchange Price shall be adjusted by dividing the Exchange Price in force immediately before the Relevant Event by the result of the formula set out below, provided that any adjustment to the Exchange Price pursuant to this sub-paragraph (x) shall only apply to Bonds in respect of which Conversion Rights are duly exercised and the Conversion Date falls within 60 calendar days following the occurrence of the Relevant Event giving rise to the adjustment, or, if later, 60 calendar days following the date on which notice of such Relevant Event is given to Bondholders by the Issuer in accordance with Condition 8(c) of the Bonds:


                                             A x  C
                                                 ---
                                                  B

                 where:

                 A is the arithmetic mean of the Daily Prices of a Bond
                   expressed as a percentage of the principal amount thereof on each day during a period of 12 calendar months ending with the month prior to the last completed calendar month prior to the date of the Relevant Event (or if the Relevant Event occurs prior to 22 August 2004, a period commencing on 22 August 2003 and ending with the month prior to the last completed calendar month prior to the date of the Relevant Event) (the "Calculation Period");

                 B is the arithmetic mean of the Converted Daily Share Price during the Calculation Period; and

                 C is the Exchange Price (as adjusted from time to time),
                   converted into US dollars at the fixed rate of exchange L1=US$1.5893.

                 "Daily Price"                   means, in respect of any day,
                                                 the Bloomberg Generic Price of
                                                 a Bond as derived from
                                                 Bloomberg Page ED0653862.

                 "Daily Share Price"             means, in respect of any day,
                                                 the closing price of a Share on
                                                 such day as derived from the
                                                 Relevant Stock Exchange or, if
                                                 such day is not a dealing day,
                                                 on the immediately preceding
                                                 dealing day.

                 "Converted Daily Share Price"  means, in respect of any day, the Daily Share Price in respect
                                                of such day converted into US
                                                dollars at the L/US dollar rate
                                                of exchange as appearing on or
                                                derived from Reuters page
                                                "FXBENCH" as at or about 12.00
                                                noon (London time) on such day.

                 provided that no increase of the Exchange Price shall be made pursuant to this provision.

             (xi) Other Events: If the Guarantor determines that an adjustment should be made to the Exchange Price as a result of one or more events or circumstances not referred to in sub-paragraphs (B)(i) to (x) (even if the relevant event or circumstance is specifically excluded from the operation of sub-paragraphs (B)(i) to (x)), the Guarantor shall, at its own expense and acting reasonably, request an Expert, to determine in good faith as soon as practicable what adjustment (if any, and provided that it shall result in a reduction to the Exchange Price) to the Exchange Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this sub-paragraph (B)(xi) if such Expert is so requested to make such a determination not more than 21 days after the date on which the relevant event or circumstance arises.

             (xii) Other provisions relating to adjustment:

                 (a) On any adjustment pursuant to this paragraph (B), the resultant Exchange Price, if not an integral multiple of L0.01, shall be rounded down to the nearest whole L0.01. No adjustment shall be made to the Exchange Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Exchange Price then in effect. Any adjustment not required to be made, and any amount by which the Exchange Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment but such subsequent adjustment shall be made on the basis that the adjustment not required to be made has been made at the relevant time. Notice of any adjustments shall be given by the Issuer to Bondholders in accordance with Condition 17 of the Bonds as soon as practicable after the determination thereof.

                 (b) No adjustment will be made to the Exchange Price where Shares or other securities (including rights, warrants or options) are issued, offered, exercised, allotted, appropriated, modified or granted to or for the benefit of employees or former employees (including directors holding or formerly holding executive office) of the Guarantor or any Subsidiary or any associated company of the Guarantor pursuant to any employees' share scheme (as defined in Section 743 of the Companies Act 1985 or any modification or re-enactment thereof).

                 (c) The Exchange Price may not be reduced so that, on delivery of a Preference Share, Shares would fall to be issued or transferred at a discount to their par value.

                 (d) Where more than one event which gives or may give rise to an adjustment to the Exchange Price occurs within such a short period of time that, in the opinion of an Expert, a modification to the operation of the adjustment provisions is required in order to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by such Expert to be in its opinion appropriate to give such intended result.

                 (e) Where the circumstances giving rise to any adjustment pursuant to this paragraph (B) have already resulted or will result in an adjustment to the Exchange Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Exchange Price, such modification shall be made to the operation of the provisions of this paragraph (B) as may be advised by an Expert to be in its opinion appropriate to give the intended result.

                 (f) If the Guarantor fails to select an Expert when required to do so for the purposes of this Condition and such failure continues for a reasonable period (as determined by the Trustee), the Trustee shall be entitled to select the Expert (following consultation with the Guarantor if reasonably practicable). If any doubt shall arise as to the appropriate adjustment to the Exchange Price, a certificate of an Expert shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

                 (g) If the Conversion Date in relation to any Bond shall be after the record date for any such issue, distribution, grant or offer (as the case may be) as is mentioned in sub-paragraphs (B)(i) to (ix) but before the relevant adjustment becomes effective under this paragraph (B) (such adjustment a "RETROACTIVE ADJUSTMENT"), the Guarantor shall (conditional upon the Retroactive Adjustment becoming effective) procure that there shall be delivered to the converting Bondholder (in accordance with the instructions contained in the Conversion Notice) (subject to any applicable exchange control or other laws or other regulations) such additional number of Shares ("ADDITIONAL SHARES") as, together with the Shares delivered or to be delivered on conversion of the relevant Bond, is equal to the number of Shares which would have been required to be delivered on conversion of such Bond if the relevant adjustment (more particularly referred to in these terms and conditions) to the Exchange Price had in fact been made and become effective immediately after the relevant record date. Such additional Shares will be delivered as at the relevant Conversion Date or as at the date of issue of Shares if the adjustment results from the issue of Shares.

                 (h) References to any issue or offer to Shareholders "AS A CLASS" or "BY WAY OF RIGHTS" shall be taken to be references to an issue or offer to all or substantially all Shareholders other than Shareholders to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer.

                 (i) For the purpose of any calculation of the consideration receivable referred to in this Schedule, the following provisions shall apply:

                       (a) the aggregate consideration receivable for Shares issued for cash shall be the amount of such cash provided that in no case shall any deduction be made for any commission, fees or any expenses paid or incurred by the Guarantor for any underwriting of the issue or otherwise in connection therewith;

                       (b) (1) the aggregate consideration receivable for Shares to be issued or otherwise made available upon the conversion or exchange of any securities shall be deemed to be the consideration received or receivable for any such securities and (2) the aggregate consideration receivable for Shares to be issued or otherwise made available upon the exercise of rights of subscription attached to any securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration received or receivable for such securities or, as the case may be, for such options, warrants or rights which is attributed by the Guarantor to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration is so attributed or the Trustee so requires by notice in writing to the Guarantor, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the date of the announcement of the terms of issue of such securities or, as the case may be, such options, warrants or rights, plus in the case of each of (1) and (2) above, the additional minimum consideration (if any) to be received upon the conversion or exchange of such securities, or upon the exercise of such rights of subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights and (3) the consideration per Share receivable upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such securities or, as the case may be, upon exercise of such options, warrants or rights shall be the aggregate consideration referred to in (1) or (2) above (as the case may be) converted into sterling if such consideration is expressed in a currency other than sterling at such rate of exchange as is determined by an Expert to be the spot rate ruling at the close of business on the date of announcement of the terms of issue of such securities, divided by the number of Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate.

                 (j) Capitalised terms used but not defined in this Schedule have the meaning given to them in the Conditions.

     (b)   Procedure for Conversion

        Subject to Condition 7(a), the Conversion Right attaching to any Bond may be exercised by delivering the relevant Bond to the specified office of any Paying, Conversion and Exchange Agent during its usual business hours, accompanied by a duly completed and signed Conversion Notice. Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Paying, Conversion and Exchange Agent to whom the relevant Conversion Notice is delivered is located.

        A Conversion Notice once delivered shall be irrevocable. The conversion date in respect of a Bond (the "CONVERSION DATE") shall be the London Business Day immediately following the date of such delivery and, if applicable, any payment to be made or indemnity given under these terms and conditions in connection with the exercise of such Conversion Right.

        Each Bond should be delivered upon exercise of Conversion Rights together with all unmatured Coupons relating to it, failing which the relevant holder will be required to pay the full amount of any such missing unmatured Coupon. Each amount so paid will be repaid in the manner specified in Condition 6 against presentation and surrender (or, in the case of part payment only, endorsement) of the relevant missing Coupon at any time after the relevant Conversion Date and before the expiry of five years after the Relevant Date in respect of the relevant Bond (whether or not a Coupon would otherwise have become void pursuant to Condition 11), or, if later, five years after the date on which the Coupon would have become due, but not thereafter.

        A Bondholder exercising a Conversion Right must pay any capital, stamp, issue and registration or other similar taxes or duties arising on the relevant conversion (other than any capital, stamp, issue and registration or other similar taxes or duties payable in Jersey or the United Kingdom by the Issuer or the Guarantor in respect of the allotment and issue of or agreement to transfer the Preference Shares or the delivery of Shares on conversion) and such Bondholder must pay all, if any, taxes arising in any jurisdiction by reference to any disposal or deemed disposal of a Bond or Preference Share in connection with such conversion.

        Neither the Preference Shares nor the Shares will be available for issue or delivery (i) to, or to a nominee for, Euroclear, Clearstream, Luxembourg or any other person providing a clearance service within
        Section 96 of the Finance Act 1986 of the United Kingdom or (ii) to a person, or nominee or agent for a person, whose business is or includes issuing depositary receipts within Section 93 of the Finance Act 1986 of the United Kingdom, in each case at any time prior to the "abolition day" as defined in Section 111(1) of the Finance Act 1990 of the United Kingdom.

        Subject to Condition 7(e), Shares to be delivered in consideration for the Preference Shares arising on conversion (including any Additional Shares) shall be delivered in uncertificated form and credited by the Guarantor through the dematerialised securities trading system operated by CRESTCo Limited ("CREST") unless the Bondholder elects to receive such Shares in certificated form or unless at the relevant time the Shares are not a participating security in CREST, in which case such Shares shall be delivered in certificated form. Where Shares are to be delivered through CREST, they will be delivered to the account specified by the relevant Bondholder in the relevant Conversion Notice by a date which is generally expected to be not later than ten London Business Days following the relevant Conversion Date (or, in the case of any Additional Shares, not later than seven London Business Days following the Reference Date). Where Shares in certificated form are to be delivered, certificates for Shares delivered on conversion will be despatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) to the relevant Bondholder or as it may direct in the relevant Conversion Notice within 28 days following the relevant Conversion Date or, as the case may be, the Reference Date.

        A Bondholder shall in the relevant Conversion Notice give instructions as to the payment of any cash amount payable in either United States dollars or sterling by the Issuer in respect of the exercise of Conversion Rights and the Issuer or the Guarantor, as the case may be, shall pay such sum to the relevant Bondholder in accordance with any such instruction.

     (c)   Preference Shares and Shares

        (i) Preference Shares allotted and issued on conversion will be fully paid and will rank pari passu in all respects with the fully paid Preference Shares in issue on the Conversion Date except that the Preference Shares so allotted will not rank for any dividend or other distribution declared, paid or made by reference to a record date prior to such Conversion Date;

        (ii) Preference Shares will be allotted and issued prior to the delivery of the Shares delivered in consideration for the transfer of the Preference Shares to the Guarantor and will be allotted to the holder of the Bond completing the relevant Conversion Notice;

        (iii) The Guarantor undertakes that it will procure that Shares delivered in consideration for the delivery of Preference Shares will be fully paid and will rank pari passu in all respects with the fully paid Shares in issue on the Conversion Date (except for any right excluded by mandatory provisions of applicable law), except that such Shares will not rank for any rights, dividend or other distribution declared, paid or made by reference to a record date prior to such Conversion Date;

        (iv) Save as provided in Condition 7(d), no payment or adjustment shall be made on conversion for any interest which otherwise would have accrued on the relevant Bonds since the Interest Payment Date immediately preceding the Conversion Date relating to such Bonds (or, if such Conversion Date falls before the first Interest Payment Date, since the Closing Date).

     (d)   Interest on Conversion

        If any notice requiring the redemption of any Bonds is given pursuant to Condition 8(b) on or after the fifteenth London Business Day prior to a record date which has occurred since the last Interest Payment Date (or in the case of the first Interest Period, since the Closing Date) (whether such notice is given before, on or after such record date) in respect of any dividend or distribution payable in respect of the Shares where such notice specifies a date for redemption falling on or prior to the date which is 14 days after the Interest Payment Date next following such record date, interest shall accrue on Bonds in respect of which Conversion Rights shall have been exercised and in any such case in respect of which the Conversion Date falls after such record date and on or prior to the Interest Payment Date next following such record date, in each case from the preceding Interest Payment Date (or, if such Conversion Date falls before the first Interest Payment Date, from the Closing Date) to such Conversion Date. Any such interest shall be paid by the Issuer not later than 14 days after the relevant Conversion Date by United States dollar cheque drawn on, or by transfer to, a United States dollar account maintained with a branch of a bank in New York City in accordance with instructions given by the relevant Bondholder (in the relevant Conversion Notice).

     (e)   Cash Alternative

        Upon the exercise of a Conversion Right by a Bondholder, the Issuer may elect ("CASH ELECTION") by giving written notice of its election (a "CASH ELECTION NOTICE") by not later than the date (the "CASH ELECTION EXERCISE DATE") falling three London Business Days following the Conversion Date, to the address (or, if a fax number is provided, that number) specified for that purpose in the relevant Conversion Notice, with a copy to the Trustee and Principal Paying, Conversion and Exchange Agent, to satisfy the Conversion Rights in respect of such Bond(s) by making payment to the relevant Bondholder of the Cash Alternative Amount (together with any other amounts which may be payable by the Issuer in respect of, or following, such exercise, including any interest payable pursuant to Condition 7(d)). The Issuer shall make payment of such amount to the relevant Bondholder or, as the case may be, the Trustee not later than the relevant Cash Payment Date (as defined below) by a sterling cheque drawn on, or by transfer to a sterling account maintained with, a bank in a city in London in accordance with instructions given by the relevant Bondholder in the relevant Conversion Notice.

        "ADDITIONAL AMOUNT" means an amount equal to the Market Price of the Additional Shares on the Reference Date.

        "ADDITIONAL SHARES" has the meaning given to it in paragraph (B)(xii)(g) of the Preference Share Guarantee and Undertaking.

        "CASH ALTERNATIVE AMOUNT" means a sum in cash in sterling equal to the Weighted Average Price on the Cash Averaging Date (each as defined below) of the Shares which, had a Cash Election not been made, would otherwise fall to be delivered to such Bondholder upon conversion of the relevant Bond.

        "CASH AVERAGING DATE" means the twelfth dealing day after the Cash Election Exercise Date.

        "CASH PAYMENT DATE" means the date falling five London Business Days after the Cash Averaging Date provided that, if the Cash Alternative Amount cannot be determined on the Cash Averaging Date due to the occurrence of a Market Disruption Event, the Cash Payment Date shall be the date falling five London Business Days after the date on which the Cash Alternative Amount can be determined.

        "MARKET DISRUPTION EVENT" means the occurrence or existence (as determined in good faith by an Expert) on any Relevant Averaging Date (as defined in the definition of Weighted Average Price), of any suspension of, or limitation imposed on, trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) on the Relevant Stock Exchange in the Shares.

        "MARKET PRICE" means the volume-weighted average price of a Share quoted on Reuters Page IPR.L on the Reference Date (or if that is not a dealing day, on the next following dealing day).

        "WEIGHTED AVERAGE PRICE" means, in respect of a Share on a Cash Averaging Date, the arithmetic mean of the market volume-weighted average price (the "WEIGHTED AVERAGE QUOTATION") of a Share appearing on or derived from Reuters Page IPR.L (or such other source as shall be determined in good faith by an Expert to be appropriate) on each day during the period of ten consecutive dealing days ending on such Cash Averaging Date (each such dealing day, a "RELEVANT AVERAGING DATE") provided that:

        (i) if on any Relevant Averaging Date (or any other date on which a Weighted Average Quotation is determined due to a Market Disruption Event) the Shares shall have been quoted ex-dividend or ex- any other entitlement and on another Relevant Averaging Date the Shares shall have been quoted cum-dividend or cum- any other entitlement, then:

             (a) if the Shares which would have fallen to be delivered in the absence of a Cash Election, would not have ranked for the dividend or other entitlement in question, the quotations on the Relevant Averaging Date(s) on which the Shares shall have been quoted cum-dividend or cum- any other entitlement shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or entitlement per Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); or

             (b) if the Shares which would have fallen to be delivered in the absence of a Cash Election, would have ranked for the dividend or other entitlement in question, the quotations on the Relevant Averaging Date(s) on which the Shares shall have been quoted ex-dividend or ex- any other entitlement shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount, and provided further that (A) if the Shares which would have fallen to be delivered in the absence of a Cash Election, have on each such Relevant Averaging Date been quoted cum-dividend or cum- any other entitlement in respect of a dividend or other entitlement which has been declared or announced but such Shares would not have ranked for that dividend or other entitlement the quotations on each of such Relevant Averaging Dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other entitlement per Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom) and (B) if such Shares have on each such Relevant Averaging Date been quoted ex-dividend or ex-any other entitlement in respect of a dividend or other entitlement which has been declared or announced and such Shares would have ranked for that dividend or other entitlement, the quotations on each of such Relevant Averaging Dates shall for the purposes of this definition be deemed to be the amount thereof increased by such similar amount; and

        (ii) if there is a Market Disruption Event on a Relevant Averaging Date, then the Weighted Average Quotation for such Relevant Averaging Date shall be the Weighted Average Quotation (as determined by the Principal Paying, Conversion and Exchange Agent) on the next following dealing day on which it is determined in good faith by an Expert that there is no Market Disruption Event, unless it is determined in good faith by an Expert that there is a Market Disruption Event on each of the five dealing days immediately following such Relevant Averaging Date, in which case the Weighted Average Quotation for that Relevant Averaging Date will be as determined by the Principal Paying, Conversion and Exchange Agent as the Weighted Average Quotation for the first dealing day immediately preceding such Relevant Averaging Date on which there was no Market Disruption Event.

     (f)   Additional Amounts

        If there is a Retroactive Adjustment of the Exchange Price following the exercise of Conversion Rights and a Cash Election was made in respect of such exercise, the Issuer shall pay to the relevant Bondholders the Additional Amount.

        The Issuer will pay the Additional Amount not later than 7 days following the Reference Date by a sterling cheque drawn on, or by transfer to a sterling account maintained with, a bank in London in accordance with instructions given by the relevant holder in the relevant Conversion Notice.

     (g)   Consolidation, Amalgamation or Merger

        In the case of any consolidation, amalgamation or merger of the Guarantor with any other corporation (other than a consolidation, amalgamation or merger in which the Guarantor is the continuing corporation), or in the case of any sale or transfer of all, or substantially all, of the assets of the Guarantor as a result of which shares or other securities in, or property of, the corporation which shall have acquired such assets are receivable by holders of Shares from such corporation, the Guarantor will forthwith notify the Bondholders and the Trustee of such event in accordance with Condition 17 and (so far as legally possible) use all reasonable endeavours to cause the corporation resulting from such consolidation, amalgamation or merger or the corporation which shall have acquired such assets, as the case may be, to execute a trust deed supplement to the Trust Deed to ensure that the holder of each Bond then outstanding will have the right (during the period in which such Bond shall be convertible) to convert such Bond into Preference Shares which shall be delivered to the Guarantor in consideration for the delivery of Shares or, in the case of any such consolidation, amalgamation or merger of, or sale or transfer of assets of, the Guarantor, into the class and amount of shares and other securities and property receivable upon such consolidation, amalgamation, merger, sale or transfer by a holder of the number of Shares which would have become liable to be delivered upon conversion of such Bond and delivery of the related Preference Shares immediately prior to such consolidation, amalgamation, merger, sale or transfer. Such supplemental trust deed will, where appropriate, provide for adjustments which will be as nearly equivalent as may be practicable to the adjustments provided for in the foregoing provisions of this Condition 7. The above provisions of this Condition 7(g) will apply in the same way to any subsequent consolidations, amalgamations, mergers, sales or transfers.

        If a corporate reorganisation or restructuring involving the issue of shares in another corporation in exchange for Shares becomes effective, the shares in such other corporation may, with the prior written consent of the Trustee, be substituted for the Shares for all purposes in relation to the Conversion Rights.

8.   REDEMPTION AND PURCHASE

     (a)   Final Redemption

        Unless previously purchased and cancelled, redeemed or converted as herein provided, the Bonds will be redeemed at their principal amount (together with unpaid accrued interest to such date) on the Final Maturity Date. The Bonds may not be redeemed at the option of the Issuer other than in accordance with this Condition 8. The Issuer may elect to satisfy its obligation to redeem the Bonds under this Condition 8(a) by exercising its Share Settlement Option with respect to all, but not some only, of the Bonds as described in Condition 8(g). To exercise its Share Settlement Option, the Issuer shall give a notice to such effect (the "SHARE SETTLEMENT OPTION NOTICE") to Bondholders in accordance with Condition 17 not less than 30 days prior to the Final Maturity Date.

     (b)   Redemption at the Option of the Issuer

        On giving not less than 30 nor more than 90 days' notice to the Trustee and the Bondholders in accordance with Condition 17, the Issuer:

        (i) may at any time after 13 September 2008 redeem all of the Bonds for the time being outstanding at their principal amount provided that the closing price of a Share as derived from the Relevant Stock Exchange for 20 dealing days within the 30-day period ending not earlier than the fifth dealing day prior to the date on which the relevant Redemption Notice is given to Bondholders as provided above shall have been at least 130 per cent. of the Exchange Price (as adjusted) in effect (or deemed to be in effect) on each such dealing day; or

        (ii) may at any time after 13 September 2010 redeem all of the Bonds for the time being outstanding at their principal amount; or

        (iii) may at any time redeem all but not some only of the Bonds for the time being outstanding at their principal amount if, prior to the date of such notice, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) have been effected in respect of 85 per cent. or more in principal amount of the Bonds originally issued, together, in each case, with interest accrued to the date fixed for redemption.

        For the purposes of the above, if on any dealing day in such 30-day period as mentioned above the Shares shall have been quoted cum-dividend or any other entitlement then the closing price on each such dealing day shall be deemed to be the amount thereof reduced by an amount equal to the amount of any such dividend or other entitlement or, as the case may be, the Fair Market Value of any entitlement or any dividend (where that is other than cash) per Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom).

        A Redemption Notice shall be irrevocable and shall specify (i) the Redemption Date, (ii) the Exchange Price, (iii) the Current Market Price of the Shares and the aggregate principal amount of the Bonds outstanding, in each case as at the latest practicable date prior to the publication of the Redemption Notice and (iv) the last day on which Conversion Rights may be exercised by Bondholders.

     (c)   Redemption at the option of Bondholders

        The Issuer will, at the option of the holder of any Bond, redeem such Bond on (i) 22 August 2010, (ii) 22 August 2013, (iii) 22 August 2018 or
        (iv) following a Relevant Event on the Relevant Event Put Date at its principal amount, together in each case with interest accrued to the date fixed for redemption. To exercise such option the holder must deposit such Bond, together with all Coupons relating to it which mature after the date fixed for redemption, with any Paying, Conversion and Exchange Agent together with a duly completed put notice (a "PUT NOTICE") in the form obtainable from any of the Paying, Conversion and Exchange Agents, not more than 60 nor less than 35 days prior to such date (in the case of (i) to (iii) above) and not more than 60 days after receipt of notice from the Guarantor of the occurrence of a Relevant Event (in the case of (iv)). No Bond so deposited may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer. The Relevant Event Put Date shall be the fourteenth day after the expiry of the period of 60 days referred to above. The Issuer may elect to satisfy its obligation to redeem the Bonds under this Condition 8(c) by exercising its Share Settlement Option with respect to all, but not some only of the Bonds, as described in Condition 8(g). To exercise its Share Settlement Option the Issuer shall give a Share Settlement Option Notice to Bondholders in accordance with Condition 17 not less than 30 days prior to the date fixed for redemption.

     (d)   Purchase

        Subject to the requirements (if any) of the London Stock Exchange and the UK Listing Authority and any other stock exchange on which the Bonds may be listed at the relevant time, the Issuer or the Guarantor or any Subsidiary of the Issuer or the Guarantor or any holding company of the Issuer or the Guarantor (within the meaning of Section 736 of the Companies Act 1985) may at any time purchase Bonds in the open market or otherwise at any price and such Bonds may be held, resold or, at the option of the purchaser, surrendered for cancellation (provided that, if such Bonds are to be cancelled, all unmatured Coupons relating to them are purchased therewith or attached thereto). Any purchase by tender shall be made available to all Bondholders alike. The Bonds so purchased, while held by or on behalf of the Issuer, the Guarantor or any such Subsidiary, shall not entitle the holder to vote at any meetings of the Bondholders and shall not be deemed to be outstanding for the purposes of calculating quora at meetings of the Bondholders or for the purposes of Conditions 12 and 15.

     (e)   Cancellation

        All Bonds redeemed or converted will be cancelled forthwith (together with all unmatured Coupons attached thereto or surrendered therewith) and may not be reissued or resold. All Bonds purchased by or on behalf of the Issuer or the Guarantor may be surrendered for cancellation, by surrendering each such Bond together with all unmatured Coupons to the Principal Paying, Conversion and Exchange Agent and, if so surrendered, shall be cancelled forthwith (together with all unmatured Coupons attached thereto or surrendered therewith) and may not be reissued or resold and the obligations of the Issuer and the Guarantor in respect of any such Bonds shall be discharged.

     (f)   Multiple Notices

        If more than one notice of redemption is given pursuant to this Condition 8 the first of such notices to be given shall prevail.

     (g)   Share Settlement Option

        Subject to the Shares being of a class of share admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities at the due date for redemption of a Bond, the Issuer may, in the circumstances referred to in Condition 8(a) or 8(c) (other than following a Relevant Event) (but not otherwise and provided that no event or circumstance constituting a Knock-out Event (as defined below) has occurred in relation to the Issuer or the Guarantor prior to the date of the Share Settlement Option Notice), elect (the "SHARE SETTLEMENT OPTION") by giving a Share Settlement Option Notice in the manner described in Condition 8(a) and 8(c), in lieu of redeeming the relevant Bond in cash to effect redemption in respect of such Bond by:

        (i) the Conversion Right in respect of the relevant Bond being deemed to have been exercised and the resulting Preference Share being delivered to the Guarantor following issue of such Preference Shares to the Bondholder, in consideration for which the Guarantor will deliver to the relevant Bondholder (or as it directs in the relevant Put Notice or Share Settlement Notice (as defined below)) such number of Shares as is determined by dividing the Paid-up Value of such Preference Share (translated into US dollars at the fixed rate of US$1.5893 = L1.00) by the Exchange Price prevailing on the Valuation Date (as defined below) provided that, in the event that the product of the Market Value (as defined below) of a Share on the Valuation Date and the whole number of Shares otherwise deliverable in accordance with this Condition 8(g)(i) exceeds the principal amount of such Bond, the Guarantor will deliver such lesser number of Shares as results in the aggregate Market Value on the Valuation Date of the Shares to be delivered equalling the principal amount of such Bond, rounded down to the nearest whole number of Shares;

        (ii) making payment of an amount (the "CASH SETTLEMENT AMOUNT") equal to the amount (if any) by which the principal amount of such Bond exceeds the product of the Market Value of a Share on the date (the "VALUATION DATE") falling three dealing days prior to the due date for redemption of such Bond and the whole number of Shares deliverable in accordance with sub-paragraph (g)(i) above in respect of such Bond; and

        (iii) making payment in cash of any unpaid interest accrued to the date fixed for redemption.

        Fractions of Shares will not be delivered and no cash payment will be made in lieu thereof. However, if one or more Share Settlement Notices and relevant Bonds are delivered not later than the Notice Cut-off Date (as defined below) or, as the case may be, one or more Put Notices and relevant Bonds are delivered such that the Shares to be delivered in consideration for the Preference Shares to be issued on redemption of such Bonds are to be registered in the same name, the number of Shares to be delivered in respect thereof shall be calculated on the basis of the aggregate Paid-up Value of such Preference Shares (the resulting number of Shares being rounded down to the nearest whole number).

        Where Shares are to be delivered to the Trustee or as the Trustee may direct pursuant to paragraph (3) below, the number of Shares to be so delivered shall be calculated on the basis of the aggregate number of Preference Shares in respect of which such delivery is to be made.

        Shares to be delivered upon exercise of the Share Settlement Option are referred to as "REDEMPTION SETTLEMENT SHARES".

        If the Issuer does not deliver a relevant Share Settlement Option Notice in the manner and by the time set out in Condition 8(a) or 8(c), the relevant Bonds shall be redeemed for cash in accordance with the applicable provisions of Conditions 8(a) or 8(c) as appropriate and payment in respect thereof shall be made in accordance with Condition 6.

        As used in this Condition 8(g):

        "KNOCK-OUT EVENT" means "BANKRUPTCY", "FAILURE TO PAY", "OBLIGATION ACCELERATION" and/or "RESTRUCTURING", as such terms are defined in the 2003 ISDA Credit Derivatives Definitions (the "DEFINITIONS"), and for these purposes:

        (1) the second sentence of Section 4.1 of the Definitions shall apply as if references to "Credit Event" were references to "Knock-out Event";

        (2) references in the Definitions to the "REFERENCE ENTITY" shall be deemed to be references to the Issuer or the Guarantor (as the case may be);

        (3) references in the Definitions to an "OBLIGATION" shall be deemed to be references to any obligation of the Issuer or the Guarantor (as the case may be), either directly or as provider of a Qualifying Guarantee, that is described by the Borrowed Money Obligation Category (as defined in the Definitions) and having the Not Subordinated Obligation Characteristic, in each case as of the date of the event which constitutes the relevant Knock-out Event (and, for these purposes, where the obligation is a Qualifying Guarantee, Section 2.21(d)(i) of the Definitions shall apply);

        (4) an obligation shall be deemed to have the Not Subordinated Obligation Characteristic if (a) it is not Subordinated (as defined in the Definitions) to any unsubordinated Borrowed Money obligation (as defined in the Definitions) of the Issuer or the Guarantor (as the case may be) and (b) if the obligation is a Qualifying Guarantee, the Underlying Obligation is not Subordinated to any unsubordinated Borrowed Money obligation of the Underlying Obligor;

        (5) "QUALIFYING GUARANTEE" means an arrangement evidenced by a written instrument pursuant to which the Issuer or the Guarantor (as the case may be) irrevocably agrees (by guarantee of payment or equivalent legal arrangement) to pay all amounts due under an obligation (the "UNDERLYING OBLIGATION") for which another party is the obligor (the "UNDERLYING OBLIGOR"). Qualifying Guarantees shall exclude any arrangement (a) structured as a surety bond, financial guarantee insurance policy, letter of credit or equivalent legal arrangement or (b) pursuant to the terms of which the payment obligations of the Issuer or the Guarantor (as the case may be) can be discharged, reduced or otherwise altered or assigned (other than by operation of law) as a result of the occurrence or non-occurrence of an event or circumstance (other than payment). The benefit of a Qualifying Guarantee must be capable of being transferred together with the delivery, novation, transfer, assignment or sale (as appropriate) of the Underlying Obligation;

        (6) for the purposes of Sections 4.7(a) and 4.7(b) of the Definitions, the term Obligation shall be deemed to include Underlying Obligations for which the Issuer or the Guarantor (as the case may be) is acting as provider of a Qualifying Guarantee. In the case of a Qualifying Guarantee and an Underlying Obligation, references to the Reference Entity in Section 4.7(a) of the Definitions shall be deemed to refer to the Underlying Obligor and the reference to the Reference Entity in Section 4.7(b) shall continue to refer to the Reference Entity;

        (7) in the definition of "GRACE PERIOD" Sections 1.12(a)(ii) and (iii) shall not apply;

        (8) references in the Definitions to "the later of the Trade Date" shall be deemed to be references to the issue date of the Bonds;

        (9) references in the Definitions to the "PAYMENT REQUIREMENT" shall be deemed to be to U.S.$1,000,000 or its equivalent in the relevant Obligation Currency (as defined in the Definitions) as of the occurrence of the relevant Failure to Pay;

        (10) references in the Definitions to the "DEFAULT REQUIREMENT" shall be deemed to be to U.S.$10,000,000 or its equivalent in the relevant Obligation Currency (as defined in the Definitions) as of the occurrence of the relevant Knock-out Event; and

        (11) notwithstanding anything to the contrary in Section 4.7 of the Definitions, the occurrence of, agreement to or announcement of any of the events described in Section 4.7(a)(i) to (v) of the Definitions shall not be a Restructuring unless the Obligation in respect of any such events is a Multiple Holder Obligation. "Multiple Holder Obligation" means an Obligation that (i) at the time of the event which constitutes a Restructuring Knock-out Event is held by more than three holders that are not Affiliates of each other and (ii) with respect to which a percentage of holders (determined pursuant to the terms of the Obligation as in effect on the date of such event) at least equal to sixty-six-and-two-thirds is required to consent to the event which constitutes a Restructuring Knock-out Event provided that any Obligation that is a Bond (as defined in the Definitions) shall be deemed to satisfy the requirement in Section 4.9(a)(ii).

        The "MARKET VALUE" of a Share on the Valuation Date shall mean the Weighted Average Price (as defined in these Conditions with the substitution of references to the Valuation Date for the references to the Cash Averaging Date) of a Share on the Valuation Date translated into US dollars at the L/US dollar rate of exchange as appearing on or derived from Reuters Page "FXBENCH" at or about 12.00 noon (London time) on the Valuation Date (or if no such rate is available on such date, the equivalent rate on the immediately preceding date on which such a rate is available).

        If the Issuer elects to exercise the Share Settlement Option, the following provisions shall apply:

        (1) In order to obtain delivery of the relevant Redemption Settlement Shares, the relevant Bondholder must, if it has not already deposited a duly completed Put Notice, deliver to any Paying, Conversion and Exchange Agent at least 10 business days in the relevant place of delivery prior to the relevant redemption date (the "NOTICE CUT-OFF DATE"), a duly completed notice substantially in the form set out in the Agency Agreement (the "SHARE SETTLEMENT NOTICE"), a copy of which may be obtained from the specified office of any Paying, Conversion and Exchange Agent, together in each case with the relevant Bonds. Each Bond should be delivered together with all Coupons relating to it which mature after the relevant redemption date, failing which the relevant holder will be required to pay the full amount of any such missing Coupon. Each amount so paid will be repaid in the manner specified in Condition 6 against presentation and surrender (or, in the case of part payment only, endorsement) of the relevant missing Coupon at any time after the date for redemption of the relevant Bond and before the expiry of ten years after the Relevant Date in respect of the relevant Bond (whether or not a Coupon would otherwise have become void pursuant to Condition 11), but not thereafter.

        (2) Subject as provided herein, the relevant Redemption Settlement Shares will be delivered in accordance with the instructions given in the Share Settlement Notice or, as the case may be, the Put Notice, and the Cash Settlement Amount (if any) and (if the relevant redemption date is not an Interest Payment Date) any accrued and unpaid interest will be paid in accordance with instructions contained in the relevant Share Settlement Notice or, as the case may be, the Put Notice and (if the relevant redemption date is an Interest Payment Date) accrued and unpaid interest will be paid in accordance with Condition 6, in each case on the due date for redemption of such Bonds, provided that, if the Put Notice has not already been deposited together with the relevant Bonds, the Share Settlement Notice and the relevant Bonds are delivered not later than the Notice Cut-off Date.

        (3) If neither a Put Notice nor a Share Settlement Notice and (in each case) the relevant Bonds are delivered to a Paying, Conversion and Exchange Agent on or before the Notice Cut-off Date, then (i) if the relevant redemption date of the Bonds is an Interest Payment Date any accrued and unpaid interest will be paid in accordance with Condition 6 on the due date for redemption of such Bonds and
              (ii) the relevant Redemption Settlement Shares will be delivered, and the Cash Settlement Amount (if any) and (if the relevant redemption date is not an Interest Payment Date) any accrued and unpaid interest will be paid, to the Trustee or as the Trustee may direct on such redemption date. All of such Redemption Settlement Shares shall be sold by, or on behalf of, the Trustee as soon as practicable, and (subject to any necessary consents being obtained and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, issue or registration duties (if any) and any costs incurred by the Trustee in connection with the conversion of the

             Bonds, issue and delivery of the Preference Shares and the delivery of the Shares) the net proceeds of sale together with the Cash Settlement Amount (if any) and any accrued and unpaid interest in respect of the Bonds paid to the Trustee shall be held by or on behalf of the Trustee and distributed rateably to the holders of the relevant Bonds in accordance with Condition 6 and the Trust Deed. The amount of such net proceeds of sale, the Cash Settlement Amount (if any) and any interest paid as aforesaid payable to a holder pursuant to this paragraph (3) shall be treated for all purposes as the full amount due from the Issuer in respect of the relevant Bonds.

        (4) The Trustee shall have no liability in respect of the performance of its duties pursuant to paragraph (3) above whether for the timing of any such sale or the price at which any such Redemption Settlement Shares are sold, or the inability to sell any such Redemption Settlement Shares or otherwise.

        (5) Any Share Settlement Option Notice or Put Notice and any Share Settlement Notice shall be irrevocable. Failure properly to complete and deliver a Share Settlement Notice or Put Notice and deliver the relevant Bonds may result in such notice being treated as null and void and the Issuer shall be entitled to effect settlement in accordance with paragraph (3) above. Any determination as to whether such notice has been properly completed and delivered as provided in the Conditions shall be made by the Issuer in its sole and absolute discretion and shall be conclusive and binding on the relevant Bondholders.

        (6) Shares to be delivered pursuant to this Condition 8(g) shall be deemed to be delivered as of the due date for redemption of the relevant Bond.

        (7) A Bondholder or the Trustee must pay (in the case of the Trustee by means of deduction from the net proceeds of sale referred to in paragraph (3) above or from amounts otherwise available to the Trustee for the purpose) any capital, stamp, issue and registration or other similar taxes or duties arising on the relevant delivery of Redemption Settlement Shares (other than any capital, stamp, issue and registration or other similar taxes or duties payable in the United Kingdom or Jersey in respect of the allotment and issue of the Redemption Settlement Shares or related Preference Shares pursuant to this Condition 8(g), which shall be paid by the Issuer or the Guarantor, as the case may be), and such Bondholder or the Trustee (as the case may be) must pay (in the case of the Trustee, by way of deduction from the net proceeds of sale as aforesaid or from amounts otherwise available to the Trustee for the purpose) all, if any, taxes arising in any jurisdiction by reference to any disposal or deemed disposal of a Bond or Preference Share by a Bondholder in connection with such redemption.

        (8) The Redemption Settlement Shares will not be available for delivery (i) to, or to a nominee for, Euroclear or Clearstream, Luxembourg or any other person providing a clearance service within the meaning of Section 96 of the Finance Act 1986 of the United Kingdom or (ii) to a person, or nominee or agent for a person, whose business is or includes issuing depositary receipts within the meaning of Section 93 of the Finance Act 1986 of the United Kingdom, in each case at any time prior to the "abolition day" as defined in Section 111(1) of the Finance Act 1990 of the United Kingdom.

        (9) Redemption Settlement Shares will be delivered in uncertificated form and credited by the Guarantor through CREST, unless the Bondholder or, as the case may be, the Trustee, elects to receive the Redemption Settlement Shares in certificated form or unless at the relevant time the Shares are not a participating security in CREST in which case such Redemption Settlement Shares shall be delivered in certificated form. Where Redemption Settlement Shares are to be delivered through CREST, they will be delivered to the account specified by the relevant Bondholder in the relevant Share Settlement Notice or, as the case may be, the relevant Put Notice or, as the case may be, as specified by the Trustee, by a date which is generally expected to be not later than ten London Business Days following the relevant redemption date. Where Redemption Settlement Shares in certificated form are to be delivered, certificates for Redemption Settlement Shares will be dispatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) to the relevant Bondholder or as it may direct in the relevant Share Settlement Notice or, as the case may be, Put Notice or, where Relevant Settlement Shares are to be delivered to the Trustee pursuant to paragraph (3) above, as directed by the Trustee (in each case uninsured and at the risk of the relevant recipient) within 28 days following the date for redemption of the relevant Bonds.

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

        (10) The Guarantor undertakes that the Redemption Settlement Shares will be fully paid non-assessable and will in all respects rank pari passu with the fully paid Shares in issue on the relevant redemption date of the relevant Bonds (except for any right excluded by mandatory provisions of applicable law), except that the Shares so issued will not rank for any rights, distributions or payments the record date for which falls prior to the relevant redemption date.

9.   TAXATION

     All payments in respect of the Bonds and the Guarantee will be made without withholding of or deduction for taxation unless the withholding or deduction is required by law, in which case the relevant payment will be made subject to such withholding or deduction. Neither the Issuer nor the Guarantor will be required to pay any additional or further amounts in respect of such withholding or deduction.

10.  UNDERTAKINGS

     (a)   Preference Share Guarantee and Undertaking

        Whilst any Bond remains outstanding, the Guarantor will, and the Preference Share Guarantee and Undertaking provides that while any obligation to deliver Shares remains to be satisfied the Guarantor will, save with the approval of an Extraordinary Resolution or the prior written approval of the Trustee where, in the Trustee's opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval or, in the case of an amendment to the Preference Share Guarantee and Undertaking, unless the modification is agreed by the Trustee as provided in Condition 15, perform all of its obligations under, and not make any amendment to, the Preference Share Guarantee and Undertaking.

     (b)   Undertakings of the Guarantor

        Whilst any Bond remains outstanding, the Guarantor will, save with the approval of an Extraordinary Resolution or with the prior written approval of the Trustee where, in the opinion of the Trustee, it is not materially prejudicial to the interests of the Bondholders to give such approval:

        (i) at all times keep available for delivery free from pre-emptive rights out of its authorised but unissued capital or treasury stock such number of Shares as would enable its obligation to deliver Shares in consideration for the delivery of Preference Shares issued on conversion of the Bonds and all other rights of subscription and exchange for and conversion into Shares to be satisfied in full and to take all actions necessary to effect the delivery of Shares at the times and in the manner set out in the Preference Share Guarantee and Undertaking;

        (ii) not issue or pay up any securities, in either case by way of capitalisation of profits or reserves, other than (i) by the issue of fully paid Shares to the Shareholders and other holders of shares in the capital of the Guarantor which by their terms entitle the holders thereof to receive Shares on a capitalisation of profits or reserves or (ii) by the issue of Shares paid up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend or (iii) by the issue of fully paid equity share capital (other than Shares) to the holders of equity share capital of the same class and other holders of shares in the capital of the Guarantor which by their terms entitle the holders thereof to receive equity share capital (other than Shares) on a capitalisation of profits or reserves, unless in any such case, the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect, give rise) to an adjustment of the Exchange Price in accordance with terms of the Preference Share Guarantee and Undertaking;

        (iii) not in any way modify the rights attaching to the Shares with respect to voting, dividends or liquidation nor issue any other class of equity share capital carrying any rights which are more favourable than such rights but so that nothing in this Condition 10(b)(iii) shall prevent (1) the issue of any equity share capital to or for the benefit of employees or former employees (including directors holding or formerly holding executive office) whether of the Guarantor or any of its subsidiary or associated companies by virtue of their office or employment pursuant to any scheme or plan approved by the Guarantor in general meeting or which is established pursuant to such a scheme or plan which is or has been so approved, or (2) any consolidation or subdivision of the Shares or the conversion of any Shares into stock or vice versa or (3) any modification of such rights which is determined in good faith by an Expert not to be materially prejudicial to the interests of the holders of the Bonds or (4) without prejudice to any rule of law or legislation (including regulations made under Section 207 of the Companies Act 1989 or any other provision of that or any other legislation), the conversion of Shares into, or the issue of any Shares in, uncertificated form (or the conversion of Shares in uncertificated form into certificated form) or the amendment of the Articles of Association of the Guarantor to enable title to securities of the Guarantor (including Shares) to be evidenced and transferred without a written instrument or any other alteration to the Articles of Association of the Guarantor made in connection with the matters described in this Condition 10 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of securities, including Shares, dealt with under such procedures) or (5) any issue of equity share capital where the issue of such equity share capital results or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect or that the consideration per Share receivable therefor (as defined in the Preference Share Guarantee and Undertaking) is at least 95 per cent. of the Current Market Price per Share otherwise result in an adjustment of the Exchange Price or (6) any issue of equity share capital or modification of rights attaching to the Shares where prior thereto the Guarantor shall have instructed an Expert to determine what (if any) adjustments should be made to the Exchange Price as being fair and reasonable to take account thereof and such Expert shall have determined in accordance with the Preference Share Guarantee and Undertaking either that no adjustment is required or that an adjustment resulting in a reduction of the Exchange Price is required and, if so, the new Exchange Price as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly);

        (iv) procure that no securities (whether issued by the Guarantor or any of its Subsidiaries or procured by the Guarantor or any of its Subsidiaries to be issued) issued without rights to convert into or exchange or subscribe for Shares or purchase shall subsequently be granted such rights exercisable at a consideration per Share which is less than 95 per cent. of the Current Market Price per Share at the close of business on the last dealing day preceding the date of the announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect, give rise) to an adjustment of the Exchange Price and that at no time shall there be in issue Shares of differing nominal values, save where such Shares have the same economic rights;

        (v) not make any issue, grant or distribution or take any other action if the effect thereof would be that, on the conversion of Bonds, Shares would (but for the provisions of the Preference Share Guarantee and Undertaking) have to be issued at a discount or otherwise could not, under any applicable law then in effect, be legally issued as fully paid;

        (vi) not reduce its issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof except (a) pursuant to the terms of issue of the relevant share capital or (b) by means of a purchase or redemption of share capital of the Guarantor which would not constitute a Dividend as provided in paragraph (B) of the Schedule to the Preference Share Guarantee and Undertaking as permitted by Section 130(2) of the Companies Act 1985 or (c) a reduction of share premium account to facilitate the writing off of goodwill arising on consolidation which requires the confirmation of the High Court and which does not involve the return, either directly or indirectly, of an amount standing to the credit of the share premium account of the Guarantor and in respect of which the Guarantor shall have tendered to the High Court such undertaking as it may require prohibiting, so long as any of the Bonds remains outstanding, the distribution (except by way of capitalisation issue) of any reserve which may arise in the books of the Guarantor as a result of such reduction or (d) where the reduction does not involve any distribution of assets and is effected by way of cancellation for the purposes of a scheme of arrangement pursuant to Section 425 of the Companies Act 1985 or (e) by way of transfer of reserves as permitted under applicable laws or (f) to create distributable reserves and/or (g) where the reduction results in (or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect, result in) an adjustment to the Exchange Price;

        (vii) if any offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associates of the offeror (as defined in Section 430E(4) of the Companies Act 1985 or any modification or re-enactment thereof)) to acquire all or a majority of the issued ordinary share capital of the Guarantor, or if any person proposes a scheme with regard to such acquisition, give notice of such offer or scheme to the Bondholders at the same time as any notice thereof is sent to its Shareholders (or as soon as practicable thereafter) that details concerning such offer or scheme may be obtained from the specified offices of the Paying, Conversion and Exchange Agents and, where such an offer or scheme has been recommended by the Board of Directors of the Guarantor, or where such an offer has become or been declared unconditional in all respects, use its reasonable endeavours to procure that a like offer or scheme is extended to the holders of any Shares issued during the period of the offer or scheme arising out of the exercise of the Conversion Rights and/or to the holders of the Bonds;

        (viii) use all reasonable endeavours to ensure that the Shares issued upon exchange of any Preference Shares will be admitted to listing on the Relevant Stock Exchange and will be listed, traded, quoted or dealt in on any other stock exchange or securities market on which the Shares may then be listed, traded or quoted or dealt in; and

        (ix) be the beneficial owner of the ordinary share capital of the Issuer.

        As used in these Conditions, "ordinary share capital" means, in relation to a company, its issued share capital other than capital in respect of which the holders have a right to a dividend at a fixed rate but have no other right to share in the profits of the company and "equity share capital" has the meaning provided in Section 744 of the Companies Act 1985.

     (c)   Undertakings of the Issuer and the Guarantor

        Whilst any Bond remains outstanding, the Issuer will, and the Guarantor will procure that the Issuer will, save with the approval of an Extraordinary Resolution or with the prior written approval of the Trustee where, in the Trustee's opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval:

        (i) comply with its obligations under the Articles of the Issuer and the Preference Share Guarantee and Undertaking and not make any amendment to the Articles of the Issuer or the Preference Share Guarantee and Undertaking which would vary, abrogate or modify the rights appertaining to the Preference Shares;

        (ii) keep available for issue free from pre-emptive rights out of its authorised but unissued capital such number of Preference Shares as would enable all the unexercised Conversion Rights and any other rights of conversion into, subscription for and exchange into Preference Shares to be satisfied in full;

        (iii) not issue any other share capital with rights which are more favourable than the rights attaching to the Preference Shares as respects dividends or payment of the Paid-up Value thereof or on a return of capital or otherwise; and

        (iv)   not alter the Paid-up Value of the Preference Shares,

        provided that the creation or issue of any class of share capital ranking junior to or pari passu with the Preference Shares as respects rights to dividends and to payment of the Paid-up Value thereof on a return of capital or otherwise shall be deemed not to be a variation, abrogation or modification of the rights appertaining to the Preference Shares.

11. PRESCRIPTION

     Claims in respect of Bonds and Coupons will become void unless presented for payment as required by Condition 6 within periods of 10 years and five years, respectively, from the Relevant Date.

12. EVENTS OF DEFAULT

     If any of the following events occurs and is continuing the Trustee at its discretion may, and if so requested by holders of at least one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution shall, subject in each case to being indemnified to its satisfaction, give notice to the Issuer and the Guarantor that the Bonds are, and they shall immediately become, due and payable at their principal amount together with accrued interest:

     (a) Non-Payment: the Issuer fails to pay any amount in respect of the Bonds when due and such failure continues for a period of 7 days in the case of principal and any other amount (other than interest) and 30 days in the case of interest or

     (b) Breach of Other Obligations: the Issuer or the Guarantor does not perform or comply with any one or more of its other obligations in the Bonds, the Trust Deed, the Articles of the Issuer or the Preference Share Guarantee and Undertaking or if any event occurs or any action is taken or fails to be taken which is (or but for the provisions of any applicable law or otherwise would be) a breach of any of the covenants in Condition 10 and which default or breach is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not in the opinion of the Trustee remedied within 30 days after notice of such default or breach shall have been given to the Issuer and the Guarantor by the Trustee at its specified office or

     (c) Cross-Default: (i) any other present or future Financial Indebtedness of the Issuer, the Guarantor or any member of the Group becomes (or becomes capable of being declared) due and payable prior to its stated maturity or placed on demand, in each case by reason of an event of default (howsoever described), or (ii) any such Financial Indebtedness is not paid when due or, as the case may be, within any originally applicable grace period, provided that the aggregate amount of the Financial Indebtedness in respect of which one or more of the events mentioned above in this paragraph (c) have occurred equals or exceeds L10,000,000 or its equivalent in another currency (on the basis of the middle spot rate for the relevant currency against sterling as quoted by any leading bank on the day on which this paragraph operates) or

     (d) Enforcement Proceedings: a distress or execution is levied against, or an encumbrancer takes possession of, the whole or any material part (in the reasonable opinion of the Trustee, having regard to the interests of the Bondholders) of the property, undertaking or assets of the Issuer or the Guarantor or any Material Subsidiary (other than equity in, or rights in respect of any subordinated loan to, a company whose indebtedness comprises only Project Finance Indebtedness) and is not discharged or stayed within 30 days or

     (e) Security Enforced: a liquidator, receiver, administrator, administrative receiver, compulsory manager or similar officer is appointed in respect of the Issuer, the Guarantor or a Material Subsidiary other than (i) in respect of a Material Subsidiary in respect of a solvent liquidation and (ii) in the case of a receiver or administrative receiver appointed by a trade creditor under a debenture securing indebtedness in aggregate not exceeding L10,000,000 or its equivalent in another currency (on the basis of the middle spot rate for the relevant currency against sterling as quoted by any leading bank on the day on which this paragraph operates), and provided that this Condition 12(e) shall not apply where the relevant company is taking such reasonable steps as are available to it to discharge such appointment and such appointment is discharged within 30 days or

     (f) Insolvency: (i) the Issuer or the Guarantor or any Material Subsidiary (A) is insolvent or bankrupt or (B) is unable or admits inability to pay its debts as they fall due or suspends payments on any of its debts, or (C) by reason of actual or anticipated financial difficulties, proposes or makes any agreement for the deferral, rescheduling or other readjustment of its debts, or (D) proposes or makes a general assignment or an arrangement or composition with relevant creditors in respect of any of its debts, or

           (ii) a moratorium is agreed or declared in respect of the debts of a Material Subsidiary (other than in respect of a solvent liquidation or reorganisation) or the Issuer or the Guarantor provided that the aggregate amount of the debt in respect of which one of the events set out in this Condition 12(f) has occurred exceeds L10,000,000 or its equivalent in another currency (on the basis of the middle spot rate for the relevant currency against sterling as quoted by any leading bank on the day on which this paragraph operates) in aggregate or

     (g) Winding-up: an order is made or an effective resolution passed for the winding-up or dissolution or administration of the Issuer or the Guarantor or any Material Subsidiary, or the Issuer or the Guarantor or a Material Subsidiary ceases or threatens to cease to carry on all or a material part (in the reasonable opinion of the Trustee, having regard to the interests of the Bondholders) of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation
           (1) which does not have a material adverse effect on the ability of the Issuer or the Guarantor to comply with their respective obligations under the Bonds, the Trust Deed, the Articles of the Issuer and the Preference Share Guarantee and Undertaking, or (2) on terms approved by the Trustee or by an Extraordinary Resolution of the Bondholders, or (3) in the case of a Material Subsidiary, whereby the undertaking and assets of the Material Subsidiary are transferred to or otherwise vested in the Issuer or the Guarantor or another Material Subsidiary or

     (h) Authorisation and Consents: any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (1) to enable the Issuer and the Guarantor lawfully to enter into, exercise their respective rights and perform and comply with their respective obligations under the Bonds, the Trust Deed, the Articles of the Issuer and the Preference Share Guarantee and Undertaking, (2) to ensure that those obligations are legally binding and enforceable and (3) to make the Bonds, the Trust Deed, the Articles of the Issuer and the Preference Share Guarantee and Undertaking admissible in evidence in the courts of England is not taken, fulfilled or done or

     (i) Illegality: it is or will become unlawful for the Issuer or the Guarantor to perform or comply with any one or more of its obligations under any of the Bonds, the Trust Deed or the Preference Share Guarantee and Undertaking or

     (j) Guarantee: the Guarantee or the Preference Share Guarantee and Undertaking is not (or is claimed by the Guarantor not to be) in full force and effect or

     (k) Ownership: the founder shares of the Issuer cease to be wholly-owned by the Guarantor or the Issuer ceases to be controlled by the Guarantor or

     (l) Analogous Events: any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs or provided that in the case of Conditions 12(b) and, in so far as they relate to a Material Subsidiary, Conditions 12(c) to (g), the Trustee shall have certified in writing to the Issuer that such event is in its opinion materially prejudicial to the interests of the Bondholders.

13. ENFORCEMENT

     At any time after the Bonds become due and payable the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer and/or the Guarantor as it may think fit to enforce the terms of the Trust Deed, the Bonds and the Coupons, but it need not take any such proceedings unless (1) it shall have been so directed by an Extraordinary Resolution or so requested in writing by Bondholders holding at least one-quarter in principal amount of the Bonds outstanding, and (2) it shall have been indemnified to its satisfaction. No Bondholder or Couponholder may proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

14. REPLACEMENT OF BONDS AND COUPONS

     If any Bond, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Paying, Conversion and Exchange Agent in London subject to all applicable laws and stock exchange or other relevant authority requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer and the Guarantor may require (provided that the requirement is reasonable in the light of prevailing market practice). Mutilated or defaced Bonds, Coupons or Talons must be surrendered before replacements will be issued.

15. MEETINGS OF BONDHOLDERS; MODIFICATIONS; WAIVER; SUBSTITUTION

     (a)   Meetings

        The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these terms and conditions or the provisions of the Trust Deed, the Preference Share Guarantee and Undertaking or the Articles of the Issuer (in the case of the Articles of the Issuer which would vary, abrogate or modify the rights appertaining to the Preference Shares). The quorum at any such meeting convened to consider an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the Bonds for the time being outstanding, or at any adjourned meeting one or more persons being or representing Bondholders whatever the principal amount of Bonds so held or represented, provided that if the business of such meeting includes consideration of proposals, inter alia, to modify the terms relating to status, guarantee, conversion and the currency amount (but not to increase such amount) and due date of payment of redemption moneys and interest or other amounts in respect of the Bonds, then the necessary quorum will be one or more persons holding or representing not less than three-quarters, or at any adjourned such meeting not less than one-quarter, of the principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution duly passed in accordance with the provisions of the Trust Deed at any meeting of Bondholders will be binding on all Bondholders, whether or not they are present at the meeting and whether or not they vote in favour, and on all Couponholders.

        In addition, a resolution in writing signed by or on behalf of all Bondholders who for the time being are entitled to receive notice of a meeting of Bondholders under the Trust Deed will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form each signed by or on behalf of one or more Bondholders.

     (b)   Modifications and Waiver

        The Trustee may agree, without the consent of the Bondholders or Couponholders, to (1) any modification to the terms and conditions of the Bonds or the Coupons or to the provisions of the Trust Deed, the Preference Share Guarantee and Undertaking or the Articles of the Issuer (in the case of the Articles of the Issuer which would vary, abrogate or modify the rights appertaining to the Preference Shares) which in its opinion is of a formal, minor or technical nature, or is made to correct a manifest error or (2) any other modification (not being such a modification as is mentioned in the proviso to the second sentence of Condition 15(a)) which is in its opinion not materially prejudicial to the interests of the Bondholders. The Trustee may also agree without the consent of the Bondholders or Couponholders to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Trust Deed or the Preference Share Guarantee and Undertaking or of the terms and conditions of the Bonds or the Coupons which in its opinion is not materially prejudicial to the interests of the Bondholders. For the avoidance of doubt, the consent of the Trustee or the Bondholders or Couponholders is not required for an alteration or modification of the Articles of the Issuer in respect of the rights appertaining to the Redemption Shares, provided that any such alteration or modification does not, or does not have the effect of, varying, abrogating or modifying the rights appertaining to the Preference Shares. As used above, "REDEMPTION SHARES" has the meaning provided for in the Articles of the Issuer.

     (c)   Substitution of the Issuer

        The Trust Deed contains provisions permitting the Trustee (if it is satisfied that to do so would not be materially prejudicial to the interests of Bondholders) to agree, if requested by the Issuer and subject to such amendment of the Trust Deed and the Preference Share Guarantee and Undertaking and such other conditions as the Trustee may require to the substitution of any company in place of the Issuer, or of any previous substituted company, as principal debtor under the Trust Deed and the Bonds and as party to the Agency Agreement, without the consent of the Bondholders or Couponholders but subject to the Bonds remaining unconditionally and irrevocably guaranteed by the Guarantor as provided in these conditions and the Trust Deed and being convertible mutatis mutandis as provided in these terms and conditions into Preference Shares in the substituted company with like rights mutatis mutandis to the Preference Shares and to the delivery of Shares in consideration for delivery of such preference shares mutatis mutandis as provided in the Preference Share Guarantee and Undertaking and to the obligations of the Guarantor under the Preference Share Guarantee and Undertaking applying mutatis mutandis to such preference shares.

     (d)   Notice to Bondholders

        Any such modification, waiver, authorisation or substitution shall be binding on the Bondholders and the Couponholders and, unless the Trustee otherwise requires, shall be notified by the Issuer to the Bondholders in accordance with Condition 17 as soon as practicable.

     (e)   Exercise of Powers etc.

        In connection with the exercise of its powers, trusts, authorities or discretions (including but not limited to those in relation to any proposed modification, waiver, authorisation or substitution as aforesaid) the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise for individual Bondholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Bondholder or Couponholder be entitled to claim from the Issuer, the Guarantor or the Trustee, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders or Couponholders.

16. FURTHER ISSUES

     The Issuer may from time to time without the consent of the Bondholders or Couponholders create and issue further notes, bonds or debentures either having the same terms and conditions in all respects as the Bonds (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) or upon such terms as to interest, subordination (if any), conversion, premium, redemption and otherwise as the Issuer may determine at the time of their issue. Any further notes, bonds or debentures forming a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) constituted by the Trust Deed or any deed supplemental to it shall, and any other notes, bonds or debentures may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Bondholders and the holders of notes, bonds or debentures of other series in certain circumstances where the Trustee so decides.

17. NOTICES

     Notices to Bondholders will be valid if published in a leading newspaper having general circulation in London (which is expected to be the Financial Times) or, if in the opinion of the Trustee such publication shall not be practicable, in an English language newspaper of general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made. Couponholders will be deemed for all purposes to have notice of the contents of any notice given to the Bondholders in accordance with this Condition.

18. INDEMNIFICATION OF THE TRUSTEE

     The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Guarantor, the Issuer and any of their respective Subsidiaries without accounting for any profit. The Trustee is trustee for the Bonds only and not the Preference Shares or Shares and as such shall not at any time be responsible for the value, sufficiency or validity of any of the Preference Shares or Shares, delivery of the same by the Issuer or the Guarantor or the Exchange Price. The Trustee shall not be obliged to exercise any voting rights or any other related rights in respect of the Preference Shares or the Shares issued to it pursuant to these Conditions and shall not be liable to anyone for failure to do so.

     The Trustee may rely without liability to Bondholders or Couponholders on a report, confirmation or certificate of an Expert or any other accountants, financial advisers or investment bank, whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or in any other manner) by reference to a monetary cap, methodology or otherwise. The Trustee shall be obliged to accept and entitled to rely on any such report, confirmation or certificate where the Issuer or Guarantor procures delivery of the same pursuant to its obligation to do so under a condition hereof and such report, confirmation or certificate shall be binding on the Issuer, the Guarantor, the Trustee, the Bondholders and the Couponholders in the absence of manifest or proven error.

19. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

     No person shall have any right to enforce any term or condition of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

20. GOVERNING LAW AND JURISDICTION

     (a)   Governing Law

        The Trust Deed, the Bonds and the Coupons are governed by and shall be construed in accordance with English law.

     (b)   Jurisdiction

        The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Bonds, the Coupons or the Guarantee and accordingly any legal action or proceedings arising out of or in connection with the Bonds, the Coupons or the Guarantee ("PROCEEDINGS") may be brought in such courts. Each of the Issuer and the Guarantor has in the Trust Deed irrevocably submitted to the jurisdiction of such courts.

     (c)   Agent for Service of Process

        The Issuer has irrevocably appointed Mourant & Co. Capital (SPV) Limited of 4 Royal Mint Court, London EC3N 4HJ as its agent in England to receive service of process in any Proceedings in England based on any of the Bonds or the Coupons.

21. INTERPRETATION

     In these Conditions:

     "AGENCY AGREEMENT" means the Paying, Conversion and Exchange Agency Agreement dated 22 August 2003 between the Issuer, the Guarantor, the Trustee, the Principal Paying, Conversion and Exchange Agent and the paying, conversion and exchange agents for the time being (such persons, together with the Principal Paying, Conversion and Exchange Agent, being referred to below as the "PAYING, CONVERSION AND EXCHANGE AGENTS", which expression shall include their successors as paying, conversion and exchange agents under the Agency Agreement);

     "AFFILIATE" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, is defined to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise;

     "ARTICLES OF THE ISSUER" means the Articles of Association of the Issuer;

     "BONDS" means the US$252,500,000 3.75 per cent. Guaranteed Convertible Bonds due 2023 and shall, except where otherwise indicated, include any further bonds issued in accordance with Condition 16 and forming a single series therewith;

     "BONDHOLDER" and (in relation to a Bond or Coupon) "HOLDER" means the bearer of any Bond or Coupon (as the case may be);

     "BUSINESS DAY" means a day (other than a Saturday or a Sunday) on which commercial banks and, in the case of any payment only, foreign exchange markets are open for business in the relevant place.

     "CLOSING DATE" means 22 August 2003;

     "CONVERSION" has the meaning given to it in Condition 7(a);

     "CONVERSION DATE" has the meaning given to it in Condition 7(b);

     "CONVERSION NOTICE" means a notice of conversion (for the time being current) obtainable from any Paying, Conversion and Exchange Agent;

     "CONVERSION PERIOD" has the meaning given to it in Condition 7(a);

     "CONVERSION RIGHT" has the meaning given to it in Condition 7(a);

     "COUPONS" mean an interest coupon relating to a Bond;

     "COUPONHOLDERS" means the bearer of any Coupon;

     "CURRENT MARKET PRICE" means, in respect of a Share at a particular date, the arithmetic mean of the closing prices published by, or derived from, the Relevant Stock Exchange for one Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five day period the Shares shall have been quoted ex-dividend (or ex- any other entitlement) and during some other part of that period the Shares shall have been quoted cum-dividend (or cum- any other entitlement) then:

     (a) if the Shares to be issued do not rank for the dividend or entitlement in question, the closing prices on the dates on which the Shares shall have been quoted cum-dividend (or cum- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that dividend or entitlement per Share as at the date of announcement of such dividend or entitlement (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); and

     (b) if the Shares to be issued do rank for the dividend or entitlement in question, the closing prices on the dates on which the Shares shall have been quoted ex-dividend (or ex- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by an amount equal to the Fair Market Value of the dividend or entitlement as at the date of announcement of such dividend or entitlement, and provided further that if the Shares on each of the said five dealing days have been quoted cum-dividend (or cum- any other entitlement) in respect of a dividend or entitlement which has been declared or announced but the Shares to be issued do not rank for that dividend or entitlement the closing prices on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that dividend or entitlement per Share as at the date of announcement of such dividend or entitlement (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom);

     and provided further that if such closing prices are not available on one or more of the said five dealing days, then the average of such closing prices which are available in that five dealing day period shall be used (subject to a minimum of two such closing prices) and if only one or no such closing price is available in the relevant period the Current Market Price shall be determined in good faith by an Expert;

     "DEALING DAY" means a day on which the Relevant Stock Exchange is open for business and Shares may be dealt in on the Relevant Stock Exchange;

     "DIVIDEND" means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes without limitation an issue of shares or other securities credited as fully or partly paid up), provided that:

     (a) where a cash Dividend is announced which is to be, or may at the election of a holder or holders of Shares be, satisfied by the issue or delivery of Shares or other property or assets, then the Dividend in question shall be treated as a Dividend (i) of the cash Dividend so announced or (ii) of the Fair Market Value on the date of announcement of such Dividend of the Shares or other property or assets to be issued or delivered in satisfaction of such Dividend (or which would be issued if all holders of Shares elected therefor, regardless of whether any such election is made) if the Fair Market Value of such Shares or other property or assets is greater than the cash Dividend so announced;

     (b) for the purposes of this definition of Dividend, any issue of Shares falling within sub-paragraph B(ii) of the Schedule to the Preference Share Guarantee and Undertaking shall be disregarded; and

     (c) a purchase or redemption of share capital by the Guarantor shall not constitute a Dividend unless, in the case of purchases of Shares, the volume-weighted average price per Share (before expenses) (as derived from Reuters Page IPR.L) on any one day in respect of such purchases exceeds by more than 2.5 per cent. the average of the closing prices quoted for the Shares on the Relevant Stock Exchange as derived from, or published by, the Relevant Stock Exchange for the five dealing days before the purchase is made or where an announcement has been made of the intention to purchase Shares at some future date at a specified price, the average of the closing prices quoted as aforesaid for the five dealing days immediately preceding the date of each announcement;

     "EXCEPTED SUBSIDIARIES" means National Power Australia Investments Limited and ANP Energy Pty Limited and TEVCO Cogeneration Company (together with, in each case, any of their Subsidiaries for the time being);

     "EXCHANGE DATE" means 2 October 2003;

     "EXCHANGE PRICE" the initial Exchange Price is 200 pence per Share subject to adjustment in the circumstances set out, or referred to, in the Preference Share Guarantee and Undertaking;

     "EXCLUDED SUBSIDIARY" means any member of the Group other than the Issuer, a Material Subsidiary or the Guarantor;

     "EXPERT" means an independent investment bank or firm of accountants of international repute selected by the Guarantor and approved in writing by the Trustee;

     "FAIR MARKET VALUE" means, with respect to any property on any date, the fair market value of that property as determined in good faith by an Expert provided, that (1) the fair market value of a cash Dividend paid or to be paid shall be the amount of such cash Dividend; (2) where options, warrants or other rights are publicly traded in a market of adequate liquidity as determined in good faith by an Expert, the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five dealing days on the relevant market commencing on the first such dealing day such options, warrants or other rights are publicly traded, or such shorter period as such options, warrants or other rights are publicly traded, (3) where options, warrants or other rights are not publicly traded (as aforesaid), the fair market value of such options, warrants or other rights will be as may be determined in good faith by an Expert on the basis of a commonly accepted market valuation method and taking account of such factors as it considers appropriate, including the market price per Share, the dividend yield of a Share, the volatility of such market price, prevailing interest rates and the terms of such options, warrants or other rights, including as to the expiry date and exercise price (if any) thereof, and (4) in the case of (1) converted into sterling (if declared or paid in a currency other than sterling) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the cash Dividend in sterling; and in the absence of such a stated rate of exchange and in the case of (2) and (3) converted into sterling (if expressed in a currency other than sterling) at such rate of exchange as is determined in good faith by an Expert to be the spot rate at the close of business on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available); provided that for the purposes of determining Fair Market Value under paragraph B(v) of the Preference Share Guarantee and Undertaking, references in this definition to options, warrants or other rights shall be deemed to be to the entitlement to such options, warrants or other rights as the case may be;

     "FINAL MATURITY DATE" means 22 August 2023;

     "FINANCIAL INDEBTEDNESS" means any indebtedness for or in respect of:

     (a)   moneys borrowed;

     (b)   any amount raised by acceptance under any acceptance credit facility;

     (c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

     (d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with U.K. GAAP, be treated as a finance or capital lease;

     (e) receivables sold, assigned or discounted (other than receivables to the extent they are sold on a non-recourse basis);

     (f) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value as of the most recent Quarter Date shall be taken into account);

     (g) the acquisition cost of any asset to the extent payable before or after the time of acquisition and possession by the party liable therefor where the advance or deferred payment is arranged primarily as a method of raising finance or of financing the acquisition of that asset;

     (h) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution provided that the amount of any such financial indebtedness shall be reduced to the extent that the relevant bank or financial institution holds cash collateral from the relevant entity (in respect of whose obligations such guarantee, indemnity, bond or letter of credit is given) in respect solely of such guarantee, indemnity, bond or letter of credit;

     (i) the amount of any liability in respect of any guarantee, letter of credit or indemnity for any of the items referred to in paragraphs
           (a) to (h) above (but when calculating an amount of Financial

           Indebtedness of any person, any item falling within this paragraph
           (i) shall be disregarded to the extent it relates to indebtedness already taken into account in that calculation); and

     (j)   any Qualifying Preference Shares in issue

     but the term Financial Indebtedness shall not include

     (a)   any Project Finance Indebtedness;

     (b) pending its discharge, any indebtedness which would otherwise be taken into account as Financial Indebtedness but which:

        (1) is subsisting in a company which became a member of the Group after the date hereof;

        (2) was not incurred, or the amount of such indebtedness was not increased, after that company became a member of the Group or in contemplation of that company's becoming a member of the Group; and

        (3) that company and the Guarantor are taking all reasonable steps to discharge; and

        (4) is discharged within 6 months of that company's becoming a member of the Group;

     "GROUP" is defined to mean the Guarantor and its Subsidiaries;

     "GUARANTEE" means the obligations of the Guarantor as contained in the Trust Deed;

     "GUARANTOR" means International Power Plc;

     "INITIAL MATERIAL SUBSIDIARY" means National Power International Holdings BV, National Power of America, Inc., American National Power, Inc., Elektrarny Opatovice AS and Deeside Power Development Company Limited, but only for so long as such companies remain Subsidiaries of the Guarantor;

     "INTEREST PAYMENT DATE" means 22 February and 22 August in each year;

     "INTEREST PERIOD" means the period beginning on (and including) the Closing Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date;

     "ISSUE DATE" means 22 August 2003, the original date of issuance of the Bonds;

     "ISSUER" means International Power (Jersey) Limited;

     "LONDON BUSINESS DAY" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business in London and, for the purposes of the second paragraph of Condition 7(b) only, Jersey;

     "LONDON STOCK EXCHANGE" means London Stock Exchange plc;

     "MATERIAL SUBSIDIARY" means at any time, (a) any of the Initial Material Subsidiaries; and (b) any other Subsidiary of the Guarantor (other than the Excepted Subsidiaries), whose gross assets (excluding goodwill) represent 15% or more of the consolidated gross assets (excluding goodwill) of the Group or whose profits before interest and tax on ordinary activities exceeds 10% or more of the consolidated profits before interest and tax of the Group in each case calculated in accordance with U.K. GAAP and, where relevant, by reference to the latest financial statements of such Subsidiary and the latest consolidated financial statements of the Group.

     For the purposes of this definition "GROSS ASSETS" shall mean, in respect of any company, its fixed assets and current assets as determined by reference to the most recently available financial statements of such company.

     Notwithstanding the foregoing, the term Material Subsidiary shall for all purposes include any Subsidiary of the Guarantor which holds 10% or more of the voting rights in a Material Subsidiary (including any Material Subsidiary which is a Material Subsidiary by virtue of operation of this paragraph) but shall not include a Subsidiary whose indebtedness comprises only Project Finance Indebtedness;

     "PERMITTED CREDIT SUPPORT" means any guarantees, letters of credit or other forms of assurance, undertaking or credit support (in each case, a "CREDIT SUPPORT") relating to, or granted in connection with, (i) Rugeley Power Limited, details of which are more particularly described in a Schedule to the Trust Deed, (ii) the fuel and power trading activities of any member of the Group, and/or (iii) any other activities of any member of the Group where such Credit Support is entered into after 20 August 2003 and provided the aggregate exposure covered by any such Credit Support does not exceed, in aggregate, more than US$50,000,000.

     "PERSON" means any individual, corporation, partnership, joint venture, trust, unincorporated organisation or government or any agency or political subdivision thereof;

     "PREFERENCE SHARE GUARANTEE AND UNDERTAKING" means the preference share guarantee and undertaking executed and delivered by the Guarantor on 22 August 2003;

     "PRINCIPAL PAYING, CONVERSION AND EXCHANGE AGENT" means Deutsche Bank AG London and which expression shall include any successor as principal paying, conversion and exchange agent under the Agency Agreement;

     "PROJECT FINANCE INDEBTEDNESS" means any indebtedness (other than such indebtedness incurred by the Guarantor) incurred to finance the ownership, acquisition, construction, development and/or operation of an asset or portfolio of assets:

     (a)   which is incurred by an Excluded Subsidiary; or

     (b) in respect of which the person or persons to whom such indebtedness is or may be owed by the relevant borrower (whether or not a member of the Group) have no recourse whatsoever to any member of the Group (other than an Excluded Subsidiary) for the repayment of or a payment of any sum relating to such indebtedness other than:

        (i) recourse to such borrower for amounts limited to the aggregate cash flow or net cash flow (other than historic cash flow or historic net cash flow) from such assets; and/or

        (ii) recourse to such borrower for the purpose only of enabling amounts to be claimed in respect of such indebtedness in an enforcement of any encumbrance given by such borrower over such assets or the income, cash flow or other proceeds deriving therefrom to secure such indebtedness or any encumbrance given by any holding company of the borrower over any equity in the borrower (except where, in relation to the grant of any encumbrance over the equity in the borrower, the borrower is a Material Subsidiary or is a Subsidiary of the Guarantor (other than a Subsidiary which is a single purpose company whose principal assets and business are constituted by the ownership, acquisition, financing, development and/or operation of an asset or a portfolio of assets and the indebtedness (in respect of which such encumbrance has been granted) has been incurred in connection with the financing of the ownership, acquisition, development and/or operation of such asset or portfolio of assets)) or any recourse referred to in (iii) below, provided that (A) the extent of such recourse to such borrower is limited solely to the amount of any recoveries made on any such enforcement, and (B) such person or persons are not entitled, by virtue of any right or claim arising out of or in connection with such indebtedness, to commence proceedings for the winding up or dissolution of the borrower or to appoint or procure the appointment of any receiver, trustee or similar person or officer in respect of the borrower or any of its assets (save for the assets the subject of such encumbrance); and/or

        (iii) recourse to such borrower generally or directly or indirectly to a member of the Group (other than the Guarantor or a Material Subsidiary) under, in each case, any form of completion guarantee, assurance or undertaking, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specific way) for breach of an obligation (not being a payment obligation or an obligation to procure payment by another or an obligation to comply or to procure compliance by another with any financial ratios or other tests of financial condition) by the person against whom such recourse is available; and/or

        (iv) recourse to another member of the Group (including the Guarantor) in respect of any contractual commitment to provide equity or subordinated debt or in respect of letters of credit or guarantees relating to any such equity commitment or subordinated debt and in each case were entered into as an initial and integral part of such Project Finance Indebtedness; and/or

        (v) recourse to any member of the Group (including the Guarantor) in respect of, or in connection with, any Permitted Credit Support;

     "QUALIFYING PREFERENCE SHARES" means on any date preference shares of the Guarantor or any Subsidiary of the Guarantor (other than any which are, at such date, beneficially owned by any other member of the Group) which are expressed (whether by law, agreement or otherwise) to be redeemable at the option of the issuer, or are capable of being redeemed at the option of any other person on or before the date seven years after that date;

     "QUARTER DATE" means 31 March, 30 June, 30 September and 31 December in each calendar year;

     "REDEMPTION DATE" means the date when the relevant redemption under Condition 8 will take place;

     "REDEMPTION NOTICE" means a notice given by the Issuer under Condition
     8(b);

     "REFERENCE DATE" means, in the case of any Shares to be issued as a result of a Retroactive Adjustment, the date the relevant adjustment to the Conversion Price takes effect;

     "RELEVANT DATE" means, in respect of any payment, whichever is the later of
     (1) the date on which such payment first becomes due and (2) if the full amount payable has not been received by the Principal Paying, Conversion and Exchange Agent or the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Bondholders;

     "RELEVANT DEBT" has the meaning given to it in Condition 4;

     "RELEVANT EVENT" means an offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430E(4) of the Companies Act 1985, or any modification or re-enactment thereof)), to acquire the whole or any part of the issued ordinary share capital of the Guarantor or if any person proposes a scheme with regard to such acquisition and (such offer or scheme having become or been declared unconditional in all respects) the Guarantor becomes aware that the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Guarantor has or will become unconditionally vested in the offeror and/or such associates as aforesaid;

     "RELEVANT EVENT PUT DATE" has the meaning given to it in Condition 8(c);

     "RELEVANT STOCK EXCHANGE" means at any time, in respect of the Shares, the Official List of the UK Listing Authority and/or, as the context requires, the market for listed securities of the London Stock Exchange plc or, if the Shares are not at that time so listed, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in;

     "RETROACTIVE ADJUSTMENT" has the meaning given to it in paragraph (B) of the Preference Share Guarantee and Undertaking;

     "SECURITIES" includes, without limitation, shares in the share capital of the Guarantor;

     "SECURITY" means any mortgage, charge, pledge, lien or other form of encumbrance or security interest;

     "SHAREHOLDERS" means the holders of Shares;

     "SHARES" means registered ordinary shares currently of 50 pence each in the capital of the Guarantor;

     "SUBSIDIARY" means:

     (a) a subsidiary within the meaning of Section 736 of the Companies Act 1985 as amended by Section 144 of the Companies Act 1989; or

     (b) unless the context otherwise requires, a subsidiary undertaking within the meaning of Section 258 of the Companies Act 1985 (as inserted by Section 21 of the Companies Act 1989);

     "TRUST DEED" means the trust deed dated 22 August 2003 between the Issuer, the Guarantor and Deutsche Trustee Company Limited (the "TRUSTEE", which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the holders of the Bonds;

     "UNCLASSIFIED SHARES" means unclassified shares in the share capital of the Issuer;

     "UNEXERCISED BONDS" has the meaning given to it in Condition 7(c);

     "UK" or "UNITED KINGDOM" means the United Kingdom of Great Britain and Northern Ireland;

     "U.K. GAAP" means generally accepted accounting principles in the United Kingdom;

     "UK LISTING AUTHORITY" means the United Kingdom Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000.

     For the purposes of Conditions 7 and 10 and the provisions of the Preference Share Guarantee and Undertaking relating to the delivery of Shares in consideration for the delivery of Preference Shares only,

     (a) references to the "issue" of Shares shall include the transfer and/or delivery of Shares by the Guarantor or any of its Subsidiaries, whether newly issued and allotted or previously existing, and (b) Shares held by the Guarantor or any of its Subsidiaries shall not be considered as or treated as "in issue".

        SUMMARY OF PROVISIONS RELATING TO THE BONDS WHILE IN GLOBAL FORM

     The Temporary Global Bond and the Global Bond contain provisions which apply to the Bonds while they are in global form, some of which modify the effect of the terms and conditions of the Bonds set out in this document. The following is a summary of certain of those provisions. References to a particular Condition are to a Condition of the relevant Bonds.

1.   EXCHANGE

    The Temporary Global Bond is exchangeable in whole or in part for interests in the Global Bond on or after a date which is expected to be 2 October 2003 upon certification as to non-US beneficial ownership in the form set out in the Temporary Global Bond. The Global Bond is exchangeable in whole but not in part (free of charge to the holder) for the Definitive Bonds described below (i) if the Global Bond is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, or (ii) if the Issuer would suffer a material disadvantage in respect of the Bonds as a result of a change in the laws or regulations (taxation or otherwise) of any jurisdiction which would not be suffered were the Bonds represented by such Global Bond in definitive form and a certificate to such effect signed by two Directors of the Issuer is delivered to the Trustee. Thereupon (in the case of (i) above) the holder may give notice to the Trustee, and (in the case of (ii) above) the Issuer may give notice to the Trustee and the Bondholders, of its intention to exchange the Global Bond for Definitive Bonds on or after the Exchange Date specified in the notice.

    On or after the Exchange Date (as defined below) the holder of the Global Bond may surrender the Global Bond to or to the order of the Principal Paying, Conversion and Exchange Agent. In exchange for the Global Bond the Issuer will deliver, or procure the delivery of, an equal aggregate principal amount of duly executed and authenticated definitive Bonds (the "DEFINITIVE BONDS") (having attached to them all Coupons in respect of interest which has not already been paid on the Global Bond and a Talon for further Coupons), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form set out in Schedule 1 to the Trust Deed. On exchange of the Global Bond, the Issuer will, if the holder so requests, procure that it is cancelled and returned to the holder together with any relevant Definitive Bonds.

    "EXCHANGE DATE" means a day falling not less than 60 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Principal Paying, Conversion and Exchange Agent is located and, except in the case of exchange pursuant to (ii) above, in the cities in which the relevant clearing system is located.

2.   PAYMENTS

    No payment will be made on the Temporary Global Bond unless exchange for an interest in the Global Bond is improperly withheld or refused. Payments of principal and interest in respect of Bonds represented by the Global Bond will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Bonds, surrender of the Global Bond to or to the order of the Principal Paying, Conversion and Exchange Agent or such other Paying, Conversion and Exchange Agent as shall have been notified to the Bondholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to the Global Bond, which endorsement will be prima facie evidence that such payment has been made in respect of the Bonds.

3.   NOTICES

    So long as the Bonds are represented by the Global Bond and the Global Bond is held on behalf of a clearing system, notices to Bondholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Conditions. Any such notice shall be deemed to have been given to the Bondholders on the day after the day on which such notice is delivered to that clearing system.

4.   PRESCRIPTION

    Claims against the Issuer in respect of principal, interest and any other amount payable on the Bonds represented by the Global Bond will become void unless it is presented for payment within a period of 10 years (in the case of principal and any other amount other than interest) and five years (in the case of interest) from the appropriate Relevant Date.

5.   MEETINGS

    The holder of the Global Bond will be treated at a meeting of Bondholders as having one vote in respect of each US$1,000 in principal amount of Bonds.

6.   PURCHASE AND CANCELLATION

    Cancellation of any Bond represented by the Global Bond required by the Conditions to be cancelled following its purchase will be effected by reduction in the principal amount of the Global Bond.

7.   TRUSTEE'S POWERS

    In considering the interests of Bondholders while the Global Bond is held on behalf of a clearing system the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to the Global Bond and may consider such interests as if such accountholders were the holder of the Global Bond.

8.   CONVERSION AND EXCHANGE

    The Conversion Rights in respect of the Bonds will be exercisable by presentation of the Global Bond to or to the order of the Principal Paying, Conversion and Exchange Agent for notation of the relevant Conversion Rights together with one or more duly completed Conversion Notices. Conversion Rights may not be exercised in respect of any Bond while such Bond is represented by the Temporary Global Bond.

9.   SHARE SETTLEMENT OPTION

    If the Issuer exercises the Share Settlement Option while the Bonds are represented by the Global Bond, Bondholders should deliver their Share Settlement Notice to any of the Paying, Conversion and Exchange Agents.

10. PUT OPTION

    The Bondholders put option in Condition 8(c) may be exercised by the holder of the Global Bond giving notice to the Principal Paying, Conversion and Exchange Agent of the principal amount of Bonds in respect of which the put option is exercised and presenting the Global Bond for endorsement of exercise within the time limits specified in Condition 8(c).

                                  RISK FACTORS

     Prospective investors of the Bonds should carefully read the entire Offering Circular. Ownership of the Bonds involves certain risks. Prospective investors should consider, among other things, the following:

RISK FACTORS CONCERNING THE BUSINESS OF INTERNATIONAL POWER OR THE GROUP

     A SIGNIFICANT PORTION OF INTERNATIONAL POWER'S PROJECTS OPERATE WITHOUT LONG-TERM POWER PURCHASE AGREEMENTS ("PPAS"), AND ARE THEREFORE VULNERABLE TO MARKET FORCES TO DETERMINE THE PRICE AND AMOUNT OF POWER THEY SELL.

     A significant portion of the projects in which International Power has an interest do not have fixed price long-term offtake agreements (commonly referred to as power purchase agreements, or PPAs). As "merchant" plants whose output International Power does not commit to sell under long-term contracts, these projects are subject to market forces to determine the amount and price of power that they sell. If International Power's plants are unsuccessful in selling power in amounts or at prices that are sufficient to meet their costs, they may not be able to generate enough cash to service their own debt or to make distributions to International Power.

     INTERNATIONAL POWER'S OPERATIONS ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION, AND ITS INABILITY TO COMPLY WITH EXISTING REGULATIONS AND REQUIREMENTS OR CHANGES IN APPLICABLE REGULATIONS AND REQUIREMENTS MAY HAVE A NEGATIVE IMPACT ON THE BUSINESS, RESULTS OF OPERATIONS OR FINANCIAL CONDITION OF INTERNATIONAL POWER.

     The Group's operations are subject to extensive regulation in each of the countries in which it operates. Regulation that specifically applies to its business generally covers three areas: regulation of energy markets, environmental regulation and regulation of health and safety. The degree of regulation to which International Power is subject varies according to the country where a particular project is located and may be materially different from one country to another. While International Power believes its existing projects have the requisite approvals and that it operates its business in compliance with applicable laws, it remains subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. International Power cannot assure investors that the introduction of new laws or other future regulatory developments in countries in which it conducts its business will not have a material adverse effect on the business, results of operations or financial condition of the Group.

     Generally, changes in the legal or regulatory structure in any country in which International Power operates could make it more difficult to enforce its rights under agreements relating to these projects.

     POWER PROJECT DEVELOPMENT AND ACQUISITION ACTIVITIES MAY NOT BE SUCCESSFUL AND INTERNATIONAL POWER MAY NOT RECOVER THE COSTS INCURRED IN THESE ACTIVITIES.

     Although International Power will actively manage the costs involved in the preliminary steps in the development of a project or the acquisition of assets, the preparation involved in determining whether a project is feasible, economically attractive or capable of financing may require International Power to expend significant sums.

     In connection with the development of a new (greenfield) power generation facility, International Power must generally obtain governmental permits and approvals, overcome local opposition (if any), as well as negotiate land purchase or leasing agreements, equipment procurement and construction contracts, operation and maintenance agreements, fuel supply and transportation agreements, offtake arrangements and obtain sufficient equity capital and debt financing. Similarly, the acquisition of assets may also entail obtaining substantial regulatory approvals, securing the consent of partners, offtakers and other relevant parties, obtaining the necessary environmental and other permits and financing commitments and performing a significant amount of due diligence.

     However, International Power cannot assure investors that any particular power development project or acquisition opportunity will be possible, feasible or economically justifiable. If International Power is unable to complete the contemplated development project or acquisition, it may not be able to recover the costs it incurred.

     INTERNATIONAL POWER MUST ASSESS EXTERNAL FACTORS, SUCH AS THE REGULATORY ENVIRONMENT AND MARKET CONDITIONS, MANY YEARS INTO THE FUTURE; THESE ASSESSMENTS MAY NOT BE BORNE OUT BY EVENTS.

     In order to decide whether to invest in a new power project or to acquire assets, International Power must make certain assumptions about the price at which it can sell its output in order to assess whether it will be able to recover the incurred cost of such activities. It is International Power's current policy, particularly with respect to the development of greenfield power generation facilities, to enter into PPAs to sell the output from its power generation facilities. However, there may be circumstances where it becomes uneconomic to enter into such agreements or such agreements may be terminated prior to their maturity date. In those circumstances, International Power sells its output through merchant sales or shorter term forward sales contracts. Merchant sales are exposed to electricity sales price fluctuations. International Power cannot assure investors that sales prices achieved through PPAs, short-term contracts or merchant sales will be sufficient to enable it to recover the incurred costs of developing or acquiring power plants.

     INTERNATIONAL POWER OWNS A MINORITY INTEREST IN CERTAIN OF ITS PROJECT INVESTMENTS AND MAY NOT, THEREFORE, BE ABLE TO EXERCISE COMPLETE CONTROL OVER THEIR CONSTRUCTION OR OPERATION IN CERTAIN CIRCUMSTANCES.

     Although International Power seeks to exert a degree of influence with respect to the management and operation of its projects by negotiating to obtain positions on management committees or to share control of the project with its co-venturers, International Power may not always succeed in achieving or maintaining its position. In those circumstances, International Power may be dependent on its co-venturers to construct and operate such projects, who may not always approach projects in the manner International Power would if it were in control. International Power may also have to rely on their approval to receive distributions of funds from projects or to transfer International Power's interest in projects.

     FINANCING MAY NOT BE AVAILABLE TO INTERNATIONAL POWER ON ACCEPTABLE TERMS IN THE FUTURE.

     International Power has financed its existing power generation facilities from a variety of sources, including corporate debt and limited recourse project financing (financing without recourse to International Power's resources beyond its equity commitment to the project). Based on International Power's balance sheet at 31 December 2002, International Power had L1,654 million of indebtedness. In the event of a default under a financing agreement which International Power either chooses not to cure or cannot cure, the lenders would generally have rights to the relevant plant and any related assets. In the event of foreclosure after a default, International Power might not retain any interest in the plant. A bankruptcy of a major subsidiary may also constitute an event of default under International Power's corporate debt.

     While International Power intends to seek to finance its activities from corporate debt and limited recourse financing when appropriate, market conditions and other factors may prevent similar financing for future facilities or may limit International Power's ability to refinance existing facilities. In addition, market conditions may limit the number of financial institutions that are willing to provide financing to companies in International Power's industry either in the form of corporate debt or on a limited recourse basis. Consequently, while International Power does not believe its existing levels of indebtedness will significantly affect its ability to borrow funds in the future in order to finance new facilities or refinance existing facilities, it is possible that International Power may be unable to obtain the financing it requires on terms satisfactory to it.

     International Power's lenders may also require it to guarantee the indebtedness under future facilities. This would render International Power's general corporate funds vulnerable in the event of a default by the plant or subsidiary. Additionally, the terms of International Power's financings may restrict its ability to guarantee future debt, which could adversely affect its ability to fund new projects. The terms of International Power's current financing agreements do not limit the ability of its subsidiaries to incur non-recourse or lease financing for investment in new projects.

     INTERNATIONAL POWER MAY BE REQUIRED TO GUARANTEE THE OBLIGATIONS OF ITS SUBSIDIARIES OR OTHER AFFILIATES ARISING IN CONNECTION WITH THEIR TRADING ACTIVITIES.

     In certain circumstances, International Power's subsidiaries and other affiliates are required to maintain investment grade credit ratings in order to trade in their respective markets. In the event such subsidiaries or affiliates were unable to maintain the required credit rating, International Power might be obliged to guarantee their obligations or otherwise provide credit support to enable them to continue to operate. Accordingly, in such circumstances, International Power might be required to finance the obligations of such subsidiaries or other affiliates which may, in turn, have an adverse effect on its financial condition.

     INTERNATIONAL POWER'S PROJECTS UNDER CONSTRUCTION MAY NOT COMMENCE OPERATION AS SCHEDULED.

     The commencement of operation of a newly constructed power generation facility involves many risks, including:

     - environmental, engineering and construction risks relating to cost overruns, delays and performance;

     -  the breakdown or failure of equipment or processes; and

     -  start-up problems.

     These risks may significantly delay the commencement of operations of such projects. Delay in the commencement of operations may adversely affect International Power's business performance.

     IF A PROJECT ACHIEVES PERFORMANCE BELOW EXPECTED LEVELS OF OUTPUT OR EFFICIENCY, OR FAILS TO MAKE SPECIFIED PAYMENTS UNDER ITS FINANCING OBLIGATIONS OR TO MEET CERTAIN PERFORMANCE LEVELS, INTERNATIONAL POWER MAY FORFEIT ITS INTEREST IN THE PROJECT.

     New plants have no operating history and may in some cases (for example, in the recently completed plants in the United States) employ recently developed and technologically complex equipment. International Power maintains insurance to protect against the risk of equipment failure. In addition, International Power generally obtains warranties for limited periods relating to the construction of each project and its equipment in varying degrees, and contractors and equipment suppliers are obligated to meet certain performance levels. The insurance, warranties or performance guarantees may not be adequate to cover lost revenues or increased expenses, however. As a result, a project may be unable to fund principal and interest payments under its financing obligations and may operate at a loss. A default under such a financing obligation could result in the loss of International Power's interest in a power generation facility.

     In addition, power sales agreements entered into with an offtaker early in the development phase of a project may entitle the offtaker to terminate the agreement, or to receive liquidated damages if a project fails to achieve commercial operation or certain operating levels by specified dates, or fails to make specified payments. The exercise of a termination right may trigger the default provisions in a financing agreement (rendering such debt immediately due and payable). As a result, the project may be rendered insolvent and International Power may lose its interest in the project.

     INTERNATIONAL POWER'S POWER GENERATION FACILITIES MAY EXPERIENCE EQUIPMENT FAILURES OR MAY OTHERWISE NOT OPERATE AS PLANNED.

     The continued operation of power generation facilities involves many risks, including the failure or performance below expected levels of output or efficiency of power generation equipment or other equipment, including information technology used to operate plants and conduct trading activities. If International Power has committed to sell electricity under a contract and it cannot generate that electricity due to mechanical failure, International Power may suffer a loss, either through loss of revenue or due to penalties under the contract. International Power may also be required to purchase electricity at prevailing market rates from other sources or to make capacity payments to its customers. International Power cannot assure you that equipment failures in the future will not have a significant adverse effect on its business or results of operations.

     INTERNATIONAL POWER'S POWER GENERATION FACILITIES AND ITS CONTRACTORS OR VARIOUS DEVELOPMENT PROJECTS ARE SUBJECT TO VARYING DEGREES OF UNIONISATION, WHICH MAY DISRUPT OPERATION OR DELAY COMPLETION OF CONSTRUCTION PROJECTS.

     International Power's operations are subject to varying degrees of unionisation. The Group's relationships with the unions have generally been good, save for unauthorised strikes by some members of the Hazelwood workforce following unrest at other power stations in Victoria, Australia in November 2000. While to date International Power's development projects have not been adversely affected by disputes by contractors and their employees, International Power cannot assure you that future industrial action may not significantly disrupt its operations or delay construction of its development projects.

     INTERNATIONAL POWER'S PROJECTS ARE SUBJECT TO RISKS WHICH MAY RESTRICT THEIR ABILITY TO PAY DIVIDENDS OR MAKE OTHER DISTRIBUTIONS TO INTERNATIONAL POWER.

     International Power's projects are subject to risks that have the potential to restrict them from paying dividends or making other distributions to it, including uncertainties associated with the following:

     -  currency exchange rates fluctuations;

     -  economic and political instability;

     -  International Power's relationship with government controlled offtakers;

     -  currency repatriation; and

     -  unexpected changes in regulatory requirements.

     If any of the above events were to occur, this may adversely affect International Power's business performance and International Power might decide to write down the value of any existing or future investments that are affected.

     INTERNATIONAL POWER MAY NOT BE ABLE TO OBTAIN INSURANCE FOR CERTAIN RISKS UNDER TERMS ACCEPTABLE TO IT.

     International Power generally seeks to insure its projects against known risks in accordance with common industry practice. However, International Power may not be able to obtain insurance, particularly against acts of terrorism or expropriation under terms, including amount of premium payable and deductibles, that are acceptable to it. Furthermore, pursuant to the terms of certain of its debt facilities, its failure to obtain insurance against certain risks, including acts of terrorism, could constitute an event of default. An event of default under one or more of International Power's debt facilities could have a material adverse effect on its financial condition.

     EXCHANGE RATE FLUCTUATIONS COULD NEGATIVELY AFFECT INTERNATIONAL POWER'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS THROUGH THE AMOUNT OF INTERNATIONAL POWER'S EQUITY CONTRIBUTIONS TO, AND DISTRIBUTIONS FROM, ITS INTERNATIONAL PROJECTS.

     International Power is subject to risks of currency exchange rate fluctuations. The Group earns a substantial portion of its revenue in currencies other than pound sterling. Fluctuations in currency exchange rates can affect, on a pound sterling equivalent basis, the amount of International Power's equity contributions to, and distributions from, its international projects, and therefore might have an adverse effect on its financial conditions.

     INTERNATIONAL POWER'S OPERATIONS IN EMERGING MARKET COUNTRIES EXPOSES IT TO ECONOMIC, POLITICAL AND OTHER RISKS THAT COULD HAVE AN ADVERSE EFFECT ON ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     International Power has projects and production facilities in emerging market countries, including Turkey, Pakistan, Malaysia and Thailand. International Power may continue to expand its presence in these and other emerging markets where its operations are subject to risks and uncertainties. Emerging markets are typically less developed commercially and have significantly different social and political structures from those typically found in the United States or Western Europe. Malaysia, Thailand and other Asian countries where International Power has operations, experienced severe economic crises from 1997 to 1999, and International Power cannot assure investors that similar circumstances will not recur in the future. Economic deterioration in these countries could adversely affect International Power's financial condition or results of operations. In addition, military activity and political instability in certain countries in these regions, such as Iraq and Afghanistan, could have a negative impact on the business prospects and results of operations of International Power's production facilities and development projects, including in Pakistan, Turkey and the Middle East.

     MARKET PRICES FOR POWER IN THE MARKETS WHERE SOME OF INTERNATIONAL POWER'S PROJECTS OPERATE HAVE BEEN VOLATILE AND DEPRESSED IN RECENT YEARS.

     In recent years, power markets throughout the world have been characterised by new market entrants, regulatory changes and other factors which have contributed to market prices for power that are volatile and sometimes uneconomic; International Power believes the primary cause for these low prices is oversupply. Accordingly, International Power may experience difficulty charging prices that provide those projects with sufficient cash to service debt and make distributions to it until such time as that oversupply is rectified. Furthermore, to the extent that market prices continue to be uneconomic, this may have an adverse effect on International Power's business performance in the relevant markets and may, in certain circumstances, require International Power to write down the value of its existing and future assets in those markets.

     SOME OF INTERNATIONAL POWER'S GAS-FIRED PROJECTS OPERATE WITHOUT LONG-TERM FUEL SUPPLY AGREEMENTS, AND INTERNATIONAL POWER IS THEREFORE VULNERABLE TO MARKET FORCES TO OBTAIN FUEL.

     Some of International Power's gas-fired projects, where it does not have PPAs or shorter term forward sales contracts for its output, do not have long-term fuel supply agreements. Therefore, if International Power is not able to purchase fuel or transport it to the project, it is not able to generate electricity or sell output. Additionally, if International Power has contracted to sell electricity, but is not able to obtain the necessary fuel (or obtain it at the expected price) International Power may suffer a loss of revenue and may be required to purchase electricity at the prevailing market price from other sources to meet its contractual obligations.

     INTERNATIONAL POWER'S RELIANCE ON SINGLE SUPPLIERS AND SINGLE CUSTOMERS (WHICH COULD BE GOVERNMENT CONTROLLED ENTITIES) AT SOME OF ITS FACILITIES EXPOSES IT TO FINANCIAL RISKS IF EITHER SHOULD FAIL TO PERFORM THEIR OBLIGATIONS.

     International Power often relies on a single supplier for the provisions of equipment, materials or fuels required to operate a facility and, at times, it relies on a single customer (which could be a government controlled entity) or a few customers to purchase all or a significant portion of a facility's output under PPAs. In addition, International Power relies on a limited number of suppliers for equipment (including spare parts) that a significant proportion of the plants in its portfolio commonly use. In particular, the recently completed plants in the United States rely on a single supplier for most of their equipment, warranties and spare parts.

     Any interruption or delay in the supply of equipment, materials or fuels, or International Power's inability to obtain such supplies within a reasonable amount of time, would impair International Power's ability to meet its obligations, cause it to experience delays or incur additional costs. In addition, the failure of any one customer to fulfil its contractual obligations to the facility could have a material adverse effect on such facility's financial results and could prevent the facility from continuing its operations.

     INTERNATIONAL POWER'S OPERATIONS IN EMERGING MARKET COUNTRIES EXPOSES IT TO RISKS RELATED TO UNEXPECTED CHANGES IN REGULATORY OR LEGAL REGIMES.

     In certain of the countries in which International Power operates, such as Pakistan and Turkey, ownership of power plants by independent companies is permitted by specific exemptions to national law. International Power's ability to continue operations in these countries or to earn a profit from its operations in these countries could be negatively affected by changes in laws or regulations, such as the imposition of restrictions on foreign ownership, expropriation or repatriation of earnings. In addition, the countries in which International Power operates or in which it seeks to expand its operations could impose high tariffs or increase taxes, which would result in increased barriers to entry.

     PRIOR TO THE DEMERGER, INTERNATIONAL POWER DID NOT OPERATE AS A SEPARATE ENTITY AND, AS A RESULT, ITS HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS MAY NOT BE INDICATIVE OF ITS FINANCIAL CONDITION OR FUTURE FINANCIAL PERFORMANCE.

     The consolidated financial statements included elsewhere in this Offering Circular include International Power's results of operations prior to the demerger in October 2000. At that time, International Power demerged substantially all its UK generating business into Innogy. Consequently, its consolidated financial statements for the periods ended prior to the demerger do not reflect International Power's financial condition, results of operations and cash flows as they would have been had it operated as a separate entity during the periods prior to demerger. Accordingly, they may not be indicative of International Power's future financial performance.

     IN CONNECTION WITH THE DEMERGER, INTERNATIONAL POWER INDEMNIFIED INNOGY AND RECEIVED INDEMNITIES FROM INNOGY IN RESPECT OF LIABILITIES ARISING BEFORE THE DEMERGER.

     The demerger was designed to separate International Power's business from Innogy's businesses and operations. Pursuant to the demerger agreement between Innogy and International Power, Innogy indemnified International Power on an after-tax basis against certain liabilities, litigation and claims arising out of certain of their operations as well as against certain tax liabilities payable by International Power. Similarly, International Power agreed to indemnify Innogy on an after-tax basis against certain liabilities, litigation and claims arising out of certain of its operations and to indemnify Innogy against certain tax liabilities payable by Innogy. Should Innogy fail to make payments to International Power that it is required to make under indemnities it has given to it and, as a result, International Power have to make such payments in its place, International Power's financial position could be materially adversely affected. Additionally, should International Power be required to make payments to third parties in respect of any liabilities for which it is in receipt of an indemnity from Innogy prior to any payment in respect of such indemnities being received from Innogy, International Power's cash flow could be materially adversely affected.

     As part of the demerger, Innogy took ownership of certain UK subsidiaries with a number of open tax issues relating to periods when International Power owned these subsidiaries. The amount of taxable profits and losses for such periods has not yet been agreed with the Inland Revenue, and International Power can provide no guarantee as to the availability of tax losses going forward. To the extent that these issues result in additional tax liabilities, an assessment will be made on International Power. Liability for these exposures will be allocated between Innogy and International Power pursuant to the indemnity arrangements described above. International Power will indemnify Innogy in connection with certain tax liabilities and Innogy will indemnify International Power against certain other tax liabilities, in each case on an after-tax basis. International Power may not be able to deduct any indemnity payments it makes for tax purposes. However, certain tax liabilities are not indemnified and other liabilities may have been understated, or unforeseen additional liabilities may exist that will have an impact on International Power.

RISK FACTORS CONCERNING THE BONDS

NO PRIOR MARKET

     There can be no assurance regarding the future development of a market for the Bonds, or the ability of holders of the Bonds to sell their Bonds, or the price at which such holders may be able to sell their Bonds. If a market for the Bonds were to develop, the Bonds could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, International Power's results of operations and the market for similar securities. There can be no assurance as to the liquidity of any trading market for the Bonds or that an active market for the Bonds will develop.

SHARE PRICE

     There is no guarantee that the price of the Guarantor's Shares will increase in future above the Exchange Price of the Bond. Share prices can go up as well as down and the past should not be taken as a guide to the future.

                                USE OF PROCEEDS

     The net proceeds of the issue of the Bonds are expected to amount to US$246,800,000 after deduction of commissions and concessions and the expenses incurred in connection with the issue of the Bonds. An amount equal to the principal amount of the Bonds will be loaned by the Issuer to the Guarantor, for which the Guarantor will pay an initial facility fee to the Issuer in an amount equal to the Issuer's costs of issuance. Accordingly, an amount equal to the net proceeds of the Bonds will be paid to the Guarantor. The Guarantor intends to use the net proceeds (a) to repay the Guarantor's US$60 million Euro-Dollar Bonds due in December 2003 and (b) partially to finance repayment of the Guarantor's 2 per cent. Senior Convertible Notes due 2005 (the "outstanding convertible notes") in November 2003 (the Guarantor expects that all or substantially all of the holders of the outstanding convertible notes will exercise a put option requiring the Guarantor to repay their outstanding convertible notes in November 2003).

                          DESCRIPTION OF THE GUARANTOR

INTRODUCTION

     International Power plc (the "GUARANTOR", "INTERNATIONAL POWER" or the "COMPANY" and the Guarantor and its subsidiaries taken as a whole (the "GROUP")) is a public limited company, incorporated and registered in England and Wales under the Companies Act 1985, registered as Company No. 2366963 with its registered office at Senator House, 85 Queen Victoria Street, London EC4V 4DP, United Kingdom.

     The Company was formerly named National Power PLC, an entity created in March 1990 as part of the privatisation of the UK's Central Electricity Generating Board, or CEGB, under the Electricity Act 1989. The Company demerged substantially all its UK businesses into Innogy Holdings plc on 2 October 2000, effective as at 30 September 2000, and retained substantially all the international businesses of International Power plc.

     The Group is an international wholesale power generator and developer with, as at 31 December 2002, interests in 13 countries. The Group's operating power plants have capacity totalling 16,570 megawatts (or MW) gross, or 10,990 MW net (one million watts equal one megawatt). The Group is currently building Shuweihat S1, a combined water and power plant in Abu Dhabi which, when operational, will increase the capacity of its operational portfolio by approximately 1,500 MW gross (300 MW net). In addition, the Group recently announced that it had entered into an agreement to acquire a 20 per cent. interest in, and to further develop, the Umm Al Nar combined water and power plant in Abu Dhabi. When completed, this project will have a capacity of 1,550 MW. The Group's diverse portfolio includes plants that are fuelled by natural gas, coal and oil. It is headquartered in London and, for reporting purposes, organises its business into four groups: North America, Europe and Middle East, Australia and Rest of World. It also operates regional support offices in the United States, Australia, the Czech Republic, Japan and UAE.

     The Company commenced its international activities in 1992 when it led a consortium that purchased from Electricidad de Portugal the unfinished 600 MW Pego power station in Portugal. Since 1992, it has acquired interests in plants in the United States, Australia, Spain, Malaysia, the Czech Republic, Pakistan, the United Kingdom, China, Oman and Kazakhstan and have developed or are developing projects in the United States, Australia, Turkey, Oman, UAE, Pakistan, Italy, Portugal, Malaysia, the United Kingdom, Abu Dhabi, Thailand and Japan. As at 31 December 2002, the Group's net capacity in operation and under construction was 11,190 MW.

     In the United Kingdom and the United States, wholesale power prices are characterised by weakness, largely due to oversupply. However, the Group operates an international portfolio of assets, and demand-supply cycles vary across regions. In addition, the Group sells a significant proportion of the power it generates through long-term offtake agreements. This diversification reduces its exposure to short-term market cycles. The Company strategy to have a geographically diverse asset portfolio is one of its competitive advantages; the benefits were clearly demonstrated in 2002 with strong performances in areas such as Australia and Pakistan, which offset downward pressure in other regions.

     The Company's future strategy is twofold: firstly, it looks to maximise the value of its existing portfolio of investments; secondly, it continues to seek future investment opportunities that meet its project evaluation and financial return criteria, which are, in essence, to improve its financial return to shareholders while reducing the risks inherent in its business. The Company will consider entering into alliances with other companies which could involve entering into joint ventures in relation to assets or the taking or giving of minority interests, if it believes such alliances will enable it to implement its strategy, whether in relation to particular markets or more generally. The Company's principal regions of focus will be North America, Europe, the Middle East and Australia, although it may consider investment in other regions.

SELECTED SUMMARY FINANCIAL INFORMATION OF THE GROUP

     The following tables set forth our selected financial data for the three financial periods of nine months ended 31 December 2000, year ended 31 December 2001 and year ended 31 December 2002. This should be read in conjunction with the full financial statements for the same periods as set out on pages F-1 to F-49 of the document.

PROFIT AND LOSS ACCOUNT -- EXCLUDING EXCEPTIONAL ITEMS (CONTINUING BUSINESS
ONLY)

                                                                                          NINE MONTHS
                                                         YEAR ENDED      YEAR ENDED          ENDED
                                                         31 DECEMBER     31 DECEMBER      31 DECEMBER
                                                            2002            2001             2000
                                                         -----------    -------------    -------------
                                                             (LM)            (LM)             (LM)
                                                                        (RESTATED(1))    (RESTATED(1))
Turnover -- gross....................................       1,129           1,103              762
                                                            -----           -----            -----
Profit before interest and tax.......................         388             326              167
Interest.............................................        (132)           (123)             (81)
Tax..................................................         (77)            (64)             (29)
Minority interests...................................          (6)             (2)              (4)
                                                            -----           -----            -----
                                                              173             137               53
                                                            -----           -----            -----
Earnings per share...................................       15.5p           12.3p             4.8p
                                                            -----           -----            -----

------------
Notes
(1) Restated for the adoption of FRS 19 Deferred tax.

SEGMENT RESULTS -- EXCLUDING EXCEPTIONAL ITEMS

                                                                                          NINE MONTHS
                                                         YEAR ENDED      YEAR ENDED          ENDED
                                                         31 DECEMBER     31 DECEMBER      31 DECEMBER
                                                            2002            2001             2000
                                                         -----------    -------------    -------------
                                                             (LM)            (LM)             (LM)
TURNOVER
North America........................................         315             237              115
Europe and Middle East...............................         440             521              405
Australia............................................         226             194              106
Rest of World........................................         148             151              136
                                                            -----           -----            -----
GROSS TURNOVER.......................................       1,129           1,103              762
Less: turnover of joint ventures.....................        (122)           (139)             (96)
Less: turnover of associates.........................        (290)           (407)            (382)
                                                            -----           -----            -----
GROUP TURNOVER.......................................         717             557              284
                                                            -----           -----            -----
PROFIT BEFORE INTEREST AND TAX
North America........................................          99              93               34
Europe and Middle East...............................         109             141               88
Australia............................................         101              72               46
Rest of World........................................         108              48               33
                                                            -----           -----            -----
SEGMENTAL OPERATING PROFIT...........................         417             354              201
Corporate costs......................................         (29)            (28)             (34)
                                                            -----           -----            -----
OPERATING PROFIT (EXCLUDING EXCEPTIONAL ITEMS).......         388             326              167
Exceptional items....................................         (61)             30              (99)
                                                            -----           -----            -----
PROFIT BEFORE INTEREST AND TAX.......................         327             356               68
                                                            -----           -----            -----

FINANCIAL POSITION AND RESOURCES

LIQUIDITY

     A summary of the Group cash flow is set out below.

                                                                                       NINE MONTHS
                                                         YEAR ENDED     YEAR ENDED        ENDED
                                                         31 DECEMBER    31 DECEMBER    31 DECEMBER
                                                            2002           2001            2000
                                                         -----------    -----------    ------------
                                                           (LM)           (LM)           (LM)
Operating profit (pre joint ventures and associates)
  -- post exceptionals...............................         105            163              59
Impairment of plant..................................         103             --              --
                                                           ------         ------          ------
                                                              208            163              59
Depreciation and amortisation........................         112             95              40
Dividends from joint ventures and associates.........          84             59              21
Dividends received from fixed asset investments --
  ordinary...........................................          31             --              --
Movement in working capital and provisions...........         (44)            16            (109)
                                                           ------         ------          ------
OPERATING CASH FLOW..................................         391            333              11
Capital expenditure -- maintenance...................         (48)           (48)            (36)
Tax and interest paid................................        (108)          (106)            (54)
Exceptional items:
  Dividends received from fixed asset investments....          42             --              --
  Australian refinancing charges.....................         (25)            --              --
                                                           ------         ------          ------
FREE CASH FLOW.......................................         252            179             (79)
Capital expenditure -- growth........................         (98)          (358)           (540)
Acquisitions and disposals...........................        (144)           318             (42)
National Power dividend..............................          --             --            (116)
Foreign exchange, hedging and other..................          75             35             (33)
                                                           ------         ------          ------
MOVEMENT IN NET DEBT.................................          85            174            (810)
Opening net debt.....................................        (897)        (1,071)           (261)
                                                           ------         ------          ------
CLOSING NET DEBT.....................................        (812)          (897)         (1,071)
                                                           ------         ------          ------

BALANCE SHEET

     A summarised, re-classified presentation of the Group balance sheet is set out below:

                                                            AS AT          AS AT           AS AT
                                                         31 DECEMBER    31 DECEMBER     31 DECEMBER
                                                            2002           2001            2000
                                                         -----------    -----------    -------------
                                                           (LM)           (LM)           (LM)
                                                                        (RESTATED)(1)  (RESTATED)(1)
Fixed assets
  Intangibles and tangibles..........................       2,474          2,643           2,209
  Investments........................................         507            509             819
                                                           ------         ------          ------
TOTAL FIXED ASSETS...................................       2,981          3,152           3,028
Net current liabilities (excluding short term
  debt)..............................................        (138)          (320)           (117)
Provisions and creditors over one year...............        (262)          (238)           (254)
Net debt.............................................        (812)          (897)         (1,071)
                                                           ------         ------          ------
NET ASSETS...........................................       1,769          1,697           1,586
                                                           ------         ------          ------
Gearing..............................................         46%            53%             68%
Debt capitalisation..................................         31%            35%             40%
                                                           ------         ------          ------

------------
Notes
(1) Restated for the adoption of FRS 19 Deferred tax.

BUSINESS OF INTERNATIONAL POWER PLC

FACILITIES

     As at 31 December 2002, the Group had interests in power generation facilities in operation representing in aggregate 15,735 MW (gross) and 10,890 MW (net). In addition to generating electricity, some of the Group's plants are cogeneration facilities that also produce thermal energy, which is sold to industrial users and district heating schemes.

     The Group sells the output either under the provisions of long-term PPAs or through direct sales into competitive markets in those countries where such a market exists.

     The proportion of output from power stations that is sold into a competitive market is exposed to price fluctuations in such markets. The Group's various trading operations can limit the exposure of the Group to a degree by entering into hedging contracts that fix the price at which the Group sells output over the period of the hedging contract.

     Fuel for power stations in which the Group has invested include natural gas, coal and oil, which are sourced either under long-term supply contracts or via market purchases.

     The table below sets out details in relation to the Group's operating power plants and plants under construction as at 25 July 2003.

                                                           GROSS CAPACITY  NET CAPACITY  GROSS CAPACITY  NET CAPACITY
PLANT                                         FUEL            MW POWER     MW POWER(4)      MW HEAT       MW HEAT(4)
-----                                   -----------------  --------------  ------------  --------------  ------------
OPERATING
North America
Hartwell, Georgia, USA................      Gas (OCGT(1))             310           155
Oyster Creek, Texas, USA..............        Gas (Cogen/             425           210             100            50
                                                 CCGT(2))
Hays, Texas, USA(3)...................         Gas (CCGT)           1,100         1,100
Midlothian I and II, Texas, USA(3)....         Gas (CCGT)           1,650         1,650
Blackstone, Massachusetts, USA(3).....         Gas (CCGT)             570           570
Milford, Massachusetts, USA...........         Gas (CCGT)             160           160
Bellingham, Massachusetts, USA(3).....         Gas (CCGT)             570           570
                                                           --------------   -----------  --------------  ------------
NORTH AMERICA TOTAL IN OPERATION.........................           4,785         4,415             100            50
                                                           ==============   ===========  ==============  ============
Europe and Middle East
EOP, the Czech Republic(5)............           Coal/Gas             585           580           2,040         2,020
Deeside, United Kingdom(6)............         Gas (CCGT)             500           500
Rugeley, United Kingdom...............               Coal           1,000         1,000
Elcogas, Spain........................         Gas (IGCC)             335            15
Pego, Portugal........................               Coal             600           270
Marmara, Turkey.......................         Gas (CCGT)             480           160
Al Kamil, Oman........................         Gas (OCGT)             285           285
Umm Al Nar, UAE.......................            (CCGT)/
                                        desalination MIGD             850           170        162 MIGD       32 MIGD
                                                           --------------   -----------  --------------  ------------
EUROPE AND MIDDLE EAST TOTAL IN OPERATION................           4,635         2,980           2,040         2,020
                                                           ==============   ===========  ==============  ============
Australia
Hazelwood, Victoria...................               Coal           1,600         1,470
Synergen, South Australia.............            Various             360           360
Pelican Point, South Australia........         Gas (CCGT)             485           485
                                                           --------------   -----------  --------------  ------------
AUSTRALIA TOTAL IN OPERATION.............................           2,445         2,315              --            --
                                                           ==============   ===========  ==============  ============
Rest of World
Hubco, Pakistan.......................                Oil           1,290           270
Kapco, Pakistan.......................            Gas/Oil           1,600           575
Malakoff, Malaysia(5).................      Gas (OC/CCGT)           1,705           325
Pluak Daeng, Thailand.................        Gas (Cogen)             110           110              20            20
                                                           --------------   -----------  --------------  ------------
REST OF WORLD TOTAL IN OPERATION.........................           4,705         1,280              20            20
                                                           ==============   ===========  ==============  ============
TOTAL IN OPERATION AROUND THE WORLD......................          16,570        10,990           2,160         2,090
                                                           ==============   ===========  ==============  ============

                                                           GROSS CAPACITY  NET CAPACITY  GROSS CAPACITY  NET CAPACITY
PLANT                                         FUEL            MW POWER     MW POWER(4)      MW HEAT       MW HEAT(4)
-----                                   -----------------  --------------  ------------  --------------  ------------
UNDER CONSTRUCTION
EUROPE AND MIDDLE EAST
Shuweihat S1, UAE.....................        Gas (CCGT)/
                                        desalination MIGD           1,500           300        100 MIGD       20 MIGD
SEAGas pipeline.......................                                n/a           n/a             n/a           n/a
Umm Al Nar Expansion, UAE.............        Gas (CCGT)/
                                        desalination MIGD           1,550           310         25 MIGD        5 MIGD
                                                           --------------   -----------  --------------  ------------
TOTAL UNDER CONSTRUCTION.................................           3,050           610        125 MIGD       25 MIGD
                                                           ==============   ===========  ==============  ============

------------
Notes:

(1) Open cycle gas turbine. Turbines, generally fuelled by natural gas or diesel oil, are used to drive generators to produce electricity.

(2) Combined cycle gas turbine. Turbines, generally fuelled by natural gas, are used to drive generators to produce electricity. The exhaust gases are then passed through a boiler to produce steam, which in turn drives an additional turbine coupled to a generator.

(3) Capacity shown for these assets is the nameplate capacity.

(4) Net capacity -- group share of gross capacity.

(5) Gross capacity amounts shown for EOP and Malakoff represents the actual net interest owned directly or indirectly by EOP and Malakoff, respectively.

(6) Half the generation capacity at Deeside was mothballed in March 2002.

CONSTRUCTION AND DEVELOPMENT

     The Group currently has a range of developments throughout the world. As at 1 August 2003, it had interests in power generation facilities in construction representing in aggregate 3,050 MW (gross) (610 MW (net)).

     In Europe and the Middle East, it commenced construction of the Shuweihat S1 power and water plant in Abu Dhabi during May 2002. The plant is expected to commence commercial operation during the second half of 2004. Once operational, the power and water output from the plant will be sold to the Abu Dhabi Water and Electricity Company under a 20-year offtake agreement.

     On 22 April 2003, the Company announced that it had entered into an agreement with the Abu Dhabi Water and Electricity Authority, or ADWEA, to acquire a 40 per cent. equity interest in the 850 MW Umm Al Nar water and power plant as part of a consortium including Tokyo Electric Power Company and Mitsui & Co. Limited. International Power will own 50 per cent. of the consortium investment vehicle and contribute a maximum equity investment of L56 million, and will own 70 per cent. of an operating company which will operate and maintain the plant. The consortium has entered into a power and water purchase agreement with a duration of approximately 23 years to sell 805 MW of the output of the existing plant to the Abu Dhabi Water and Electricity Company (ADWEC). While operating the existing plant, International Power has also agreed to develop a new power and water plant adjacent to the existing plant. The new facility will have an installed capacity of 1,550 MW and is currently expected to commence commercial operation in mid-2006. Under the terms of the contract, ADWEC will also purchase the entire output from the new plant when it reaches commercial operation.

     In Australia, the Group is constructing the SEAGas pipeline in conjunction with TXU Australia and Origin Energy. To date, approximately 580 km of the pipeline that will run between western Victoria and Adelaide has been installed, where it will supply the Group's gas fuelled plants at Pelican Point and Synergen in South Australia. The Group expects the pipeline to become operational during 2004.

     In Italy, the Group has established a strategic alliance with Ansaldo Energia to develop a number of projects. In Portugal, Tejo Energia (of which the Group owns 45 per cent. and is the largest shareholder) is developing an 800 MW CCGT plant, which would be located adjacent to the existing coal-fired Pego plant in central Portugal. Although in its early stages, the project is progressing.

OPERATION AND MAINTENANCE

     Where appropriate, particularly if the Group controls a project, it manages its own operation and maintenance services for its power plants either by contract through special purpose operation and maintenance subsidiaries or by establishing the asset-owning company as an owner-operator of the project with its technical expertise and experienced personnel. In addition, the Group currently carries out the operation and maintenance services for the Marmara power station in Turkey and the Hub River power station in Pakistan. Additionally, the Group has a 45 per cent. interest in the operating company for the Pego power station.

TRADING ACTIVITIES

     The Group has energy trading activities in the United States, the United Kingdom and in Australia.

     Its trading activities principally relate to supporting its merchant generating business, and the Group acts as wholesale marketers rather than as pure financial traders. It aims to increase the return on its assets while hedging the market risk associated with the output of the plants. In support of this objective, and in order to obtain greater transparency to market pricing, it buys and sells electricity, gas and coal in those markets where it has merchant assets.

     In the short term, the primary focus of the Group's electricity trading activities is to secure a market for a substantial proportion of the output from its plants which have commenced operation.

     The Group's fuel strategy is to obtain necessary supplies of gas and coal at prevailing market prices. This strategy is supported by its gas and coal trading activities. The Group pursues a mixture of market price indexed supply contracts and transportation agreements from liquid supply points to its plants. Fuel purchasing and power sales are made on a portfolio basis where economies of scale exist.

     The Company implements comprehensive energy risk management policies, procedures and controls in each country in which it has energy trading activities. The risk framework is designed to facilitate the identification, measurement, monitoring and reporting of risk.

     In the United States, the Group has a small trading team responsible for buying fuel and selling the output of its US operations. In the United Kingdom, it has a small trading team responsible for buying the gas and coal for and selling the output of its UK stations, Deeside and Rugeley. In Australia the Group currently has two trading operations: Hazelwood's sales and marketing department and International Power (Australia), both based in Melbourne. Hazelwood's trading activities relate entirely to the output from the plant and are focused on hedging the revenue from this output. International Power (Australia)'s trading activities, which were initially established in 1998 for price discovery and market information purposes, were boosted by the Synergen acquisition and the commissioning of the facility at Pelican Point in South Australia. International Power (Australia) currently has trading positions in three jurisdictions participating in the National Electricity Market of
Australia: Victoria, New South Wales and South Australia. The Group also performs limited proprietary trading in the United States and Australia that is subject to clear risk limits.

MAXIMISING VALUE FROM THE GROUP'S PORTFOLIO

     The Group owns a geographically diverse portfolio of power plants. Its specific strategies for value enhancement in each country and for each individual asset will be tailored to local requirements, but generally the Group seeks to achieve the following:

     - OPTIMISING THE OPERATIONS OF ITS POWER PLANTS: it intends to optimise the operations of its power plants through several means, including managing all of its assets to high standards of operating performance; managing its assets on a portfolio basis, particularly with regard to contingency and strategic spare part planning, so as to minimise the loss of generation during forced outages; closely coordinating plant operation with trading activity to maximise the value of its uncontracted output; standardising management reporting for all investments; and utilising its management experience to successfully prepare certain of its plants for the introduction of competition in the relevant energy market;

     - LEVERAGING ITS EXISTING ASSETS: it intends to leverage its investments to enhance earnings in several ways, including financing at a variety of corporate, project and intermediate corporate levels, capturing operational and administrative economies of scale in asset aggregation, capitalising on market knowledge derived through asset ownership and leveraging off the skills, expertise and ideas of the personnel the Group and its associates employ; and

     - TRADING ASSETS TO MAXIMISE VALUE: it intends to be a net accumulator of assets and to increase the size of its portfolio over time. However, as part of its strategy of seeking to maximise the value of its investments, International Power will sell assets if it expects it to produce a higher return by selling or a comparable return with lower risk.

FUTURE INVESTMENTS

     The Company will subject new investment opportunities to rigorous evaluation criteria, with a focus on the following elements:

     - ECONOMIC RETURN: new investments must meet stringent economic return criteria based on the principle that International Power must reasonably believe any prospective capital investment will yield, on an after-tax cash flow basis, a return in excess of a target spread (adjusted for risk) over its estimated weighted average cost of capital. As part of this evaluation, the Company intends to test investment projections to ensure that they are both reasonable over the life of the investment and balanced in terms of timing of cash flow, based on realistic assumptions;

     - MARKET SUITABILITY: it intends to invest in countries that have a track record of respecting foreign direct investment, that offer a significant opportunity for future investment and growth and that complement its portfolio of assets; and

     - DEGREE OF CONTROL: it does not intend to invest in minority positions where it is not in a position to contribute directly to the realisation of projected return on investment. It does not intend to make passive investments. International Power is prepared to share management control of its investments where it has partners that have complementary or equivalent commercial, technical and operating expertise.

INVESTMENTS IN SUBSIDIARY UNDERTAKINGS

     International Power plc is the ultimate holding company of the Group. It has the following principal subsidiary undertakings all of which are owned either directly or indirectly by International Power plc and consolidated into the annual financial statements of the Group.

                                                COUNTRY OF
                                            INCORPORATION AND                            PERCENTAGE
NAME AND NATURE OF BUSINESS                    REGISTRATION         TYPE OF SHARE       SHAREHOLDING
---------------------------                 ------------------    ------------------    ------------
Hazelwood Finance Limited Partnership*
  (Financing company)...................             Australia     Partners' Capital             75%
Hazelwood Power Partnership*
  (Power generation)....................             Australia     Partners' Capital             92%
Elektrarny Opatovice A.S.*
  (Power generation)....................        Czech Republic       Ordinary Shares             99%
International Power Global Developments
  Limited
  (Project development -- overseas).....     England and Wales       Ordinary Shares            100%
Pelican Power Point Limited
  (Power generation)....................    England and Wales+       Ordinary Shares            100%
Rugeley Power Limited
  (Power generation)....................     England and Wales       Ordinary Shares            100%
Deeside Power Development Company
  Limited
  (Power generation)....................     England and Wales       Ordinary Shares            100%
National Power International Holdings
  BV*
  (Investment holding company)..........     The Netherlands**       Ordinary Shares            100%
Synergen Power Pty Limited*
  (Power generation)....................             Australia       Ordinary Shares            100%
Thai National Power Company Limited*
  (Power generation)....................              Thailand       Ordinary Shares            100%
Midlothian Energy Limited Partnership*
  (Power generation)....................                    US     Partners' Capital            100%
Milford Power Limited Partnership*
  (Power generation)....................                    US     Partners' Capital            100%
ANP Funding I, LLC*
  (Financing company)...................                    US       Ordinary Shares            100%
International Power (Cayman) Limited
  (Financing company)...................      Cayman Islands**       Ordinary Shares            100%
International Power (Europe) Limited
  (Financing company)...................     England and Wales       Ordinary Shares            100%

                                                COUNTRY OF
                                            INCORPORATION AND                            PERCENTAGE
NAME AND NATURE OF BUSINESS                    REGISTRATION         TYPE OF SHARE       SHAREHOLDING
---------------------------                 ------------------    ------------------    ------------
International Power (Jersey) Limited
  (Financing company)...................                Jersey        Founder Shares            100%
ANP Blackstone Energy Company, LLC*
  (Power generation)....................                    US       Ordinary Shares            100%
ANP Bellingham Energy Company, LLC*
  (Power generation)....................                    US       Ordinary Shares            100%
Hays Energy Limited Partnership*
  (Power generation)....................                    US     Partners' Capital            100%
International Power Holdings Limited
  (Investment holding company)..........     England and Wales       Ordinary Shares            100%
Advanced Turbine Products LLC*
  (Manufacturer of turbine parts).......                    US     Partners' Capital             82%
Al Kamil Power Company SAOC*
  (Power generation)....................                  Oman       Ordinary Shares            100%

---------------

*  Held by an intermediate subsidiary undertaking.

+  Operates in Australia.

**  Operates in the UK.

OWNERSHIP AND CAPITAL STRUCTURE

     The ordinary share capital as at the close of business on 31 December 2002 was as follows:

                                               AUTHORISED                       ISSUED
                                     ------------------------------   ---------------------------
                                        NUMBER         AMOUNT (L)        NUMBER       AMOUNT (L)
                                     -------------   --------------   -------------   -----------
Ordinary shares of 50 pence each...  1,700,000,000   850,000,000.00   1,117,561,520   558,780,760
Deferred shares of 1 pence each....             21             0.21              21          0.21
Special rights redeemable
  preference shares................              1             1.00               0             0

     Since 1 January 2003 up to 15 August 2003 (the latest practicable date prior to the publication of this document) the Company has allotted 68,289 ordinary shares under the Unapproved Executive Share Option Scheme for a consideration of L47,802. The Company has also purchased on the market a total of 5,466,730 of its own ordinary shares for an aggregate consideration of L6,682,661.56. The shares have been cancelled following their purchase.

     It has also authorised the allotment of ordinary shares to be issued upon conversion of International Power (Cayman) Limited's 2 per cent. senior convertible notes and upon exercise of outstanding stock options.

HISTORY OF THE SHARE CAPITAL FOR THE LAST THREE YEARS

     As at 31 March 2000, the authorised share capital was L850,000,001, consisting of 1,700,000,000 ordinary shares of 50p each (ordinary shares) and a Special Share of L1 held by the Department of Trade and Industry. As at 31 March 2000, the issued share capital was L558,048,376, consisting of 1,116,096,753 ordinary shares of 50 pence each and one Special Share of L1. On 18 August 2000, the Special Share was redeemed at its par value. By special resolution passed on 29 September 2000, the authorised share capital was increased from L850,000,001 to L850,000,001.21 by the creation of 21 deferred shares of 1 pence each.

     The demerger did not affect the authorised or issued ordinary share capital.

     The alterations in the share capital in the preceding three years (up to the latest practicable date prior to the publication of this Offering Circular) are set out below:

     During the nine-month period ended 31 December 2000 (after the change of the financial year from 31 March to 31 December), a total of 1,364,402 of its ordinary shares were allotted and issued as follows:

     - 843,169 ordinary shares were allotted under the Share Option Schemes for an aggregate consideration of L3,666,994; and

     - 458,299 ordinary shares were allotted to the trustee of the Profit Sharing Share Scheme at a price of 344.25 pence per share.

     By resolutions passed on 29 September 2000, a general authority was given to the Directors to allot relevant securities up to an aggregate nominal amount of L186,153,058. Except to the extent used for the allotment of securities, such authority will expire at the conclusion of its AGM to be held in 2005 or on 29 September 2005. Additionally, by special resolution passed on 29 September 2000, shareholders gave authorisation for the disapplication of the statutory pre-emption provisions of section 89 of the Companies Act in respect of the Company's equity securities having an aggregate nominal value of L27,902,418.

     Between 1 January 2001 and 31 December 2001, 97,308 shares were allotted under the Share Option Schemes for an aggregate consideration of L236,755.01.

     Between 1 January 2002 and 31 December 2002, 3,057 shares were allotted under the Share Option Schemes for an aggregate consideration of L5,746.

     By a special resolution passed on 12 June 2001, shareholders gave authority for the disapplication of the statutory pre-emption provisions of section 89 of the Companies Act in respect of the Company's ordinary shares having an aggregate nominal value of L13,968,264, each authority expiring at the conclusion of the AGM held on 23 May 2002.

     By a special resolution passed on 19 May 2003, Shareholders gave authority for the disapplication of the statutory pre-emption provisions of section 89 of the Companies Act in respect of the Company's ordinary Shares having an aggregate nominal value of L27,939,038 each authority expiring at the conclusion of the 2004 AGM.

     Save as disclosed above since 15 August 2003 (the latest practicable date prior to the publication of this Offering Circular) there have been no changes in the issued share capital and no material changes in the issued share capital of any of the Group subsidiaries other than intra-group issues by wholly-owned subsidiaries, pro rated issues by partly owned subsidiaries or changes in the capital structure of subsidiaries which have remained wholly-owned throughout the period.

     Save as referred to in this paragraph and under "Employee Share Plans":

     - neither the Company nor any of its subsidiaries have granted any commission, discounts or other special terms in the three years immediately preceding the date of this document, in connection with the issue or sale of any of its share or loan capital or that of any of its subsidiaries;

     - none of its share capital nor that of any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option; and

     - none of its share capital nor that of any of its subsidiaries has, within three years before the date of this document, been issued or agreed to be issued or is now proposed to be issued fully or partly paid either for cash or for a consideration other than cash to any person not being another member of the Group.

MAJOR SHAREHOLDERS

     As at 15 August 2003 (the latest practicable date prior to the publication of this Offering Circular) the following persons had notified the Company of the following interests in 3 per cent. or more of the issued share capital of the
Company:

                                                                                   PERCENTAGE OF
                                                                   NUMBER OF       ISSUED SHARE
NAME                                                            ORDINARY SHARES       CAPITAL
----                                                            ---------------    -------------
Merrill Lynch Investment Managers Ltd.......................      133,609,703         12.01%
AXA S.A.....................................................       39,905,357          3.58%
Legal & General Investment Management Limited...............       34,230,622          3.06%

     The major shareholders have identical voting rights to the other shareholders.

     Save as disclosed above, so far as is known to the Directors, there is no person who directly or indirectly is or will be interested in 10 per cent. or more of the Company's issued share capital. So far as is known to the Directors, there is no person who could, directly or indirectly, jointly or severally, exercise control over the Company.

     As at 15 August 2003 (the latest practicable date prior to the publication of this Offering Circular), the total amount of the Company's voting securities owned by its Directors was 232,000 shares, or 0.02 per cent. of the issued share capital.

     Other than as set forth in "Current Board of Directors", none of the Company's Directors have any non-beneficial interest in any of its ordinary shares.

CURRENT BOARD OF DIRECTORS

     The intention of the Board is to align the interests of Directors and, through the employee share plans, employees with those of shareholders. In particular, the Demerger Long Term Incentive Plan in which the Executive Directors participate was designed to unite and incentivise a new team to achieve defined performance conditions over the first three years of the Company's life following the demerger, the period covered by the operation of the plan. To ensure this alignment continues past the period covered by the plan, executive directors also participate in the 2002 Performance Share Plan (approved by shareholders at the 2002 Annual General Meeting) and the Executive Share Option Schemes.

     As part of the Company's management succession plan, Peter Giller's service agreement was terminated early on 31 December 2002. Peter Giller, effective from 1 January 2003, moved to the position of Deputy Chairman and Non-Executive Director for an initial period of one year. The other Non-Executive Directors are appointed on a three year fixed-term, annual fixed-fee basis.

     David Crane's and Philip Cox's employment can be terminated by the Company giving not less than 12 months' notice, or automatically on reaching their 60th birthday. The Company may terminate David Crane's and Philip Cox's employment immediately without notice, provided it makes a lump sum payment equivalent to 125 per cent. of prevailing annual salary for the notice period forgone. If the Company terminates David Crane's or Philip Cox's employment otherwise than for "cause" (termination which is not in accordance with the terms of their service agreement) the Company shall, at the Executive Director's request, pay to him, by way of liquidated damages, a lump sum payment as described above. David Crane and Philip Cox may terminate employment by giving not less than six months' notice. For the period 1 January 2003 to 31 December 2004, if David Crane's and Philip Cox's employment is terminated for Change of Control, the notice and lump sum arrangements described above are increased to 24 months and 250 per cent. respectively. For termination after 31 December 2004, the normal arrangements apply (i.e. 12 months/125 per cent.).

     David Crane's and Philip Cox's salaries will be reviewed annually by the Board.

     In 2002, David Crane and Philip Cox were entitled to participate in annual bonus arrangements providing 25 per cent. of prevailing annual salary for the achievement of pre-set financial and non-financial objectives, rising to a maximum of 50 per cent. of basic salary for exceptional performance exceeding the objectives determined by the Remuneration Committee. In 2003, David Crane and Philip Cox are entitled to participate in annual bonus arrangements providing 25 per cent. of prevailing annual salary for the achievement of pre-set financial and non-financial objectives, rising to a maximum of 60 per cent. of basic salary for exceptional performance exceeding the objectives determined by the Remuneration Committee.

     Each of the Executive Directors is also entitled to participate in the Long Term Incentive Plans (2002 Performance Share Plan and Executive Share Option Scheme) and the "Save As You Earn" Plan, subject to meeting the eligibility criteria.

     Sir Neville Simms was appointed Chairman of International Power on 2 October 2000. Under the terms of his appointment he is paid L175,000 per annum (plus reasonable expenses). He is required to devote approximately 75 days per annum to the performance of his duties. His appointment continues to International Power's AGM held following his 65th birthday, unless terminated by International Power for good cause or by either party on giving the other not less than one year's notice in writing. The Non-Executive Directors do not have agreements providing for compensation in the event of early termination of their appointment.

     The date of expiry of the current terms of appointment for each of the Non-Executive Directors and their current fees are as follows:

                                                             EXPECTED EXPIRY OF    TOTAL FEES AND
                                                               CURRENT TERMS       OTHER BENEFITS
                                                             ------------------    --------------
                                                                                      (L)
NON-EXECUTIVE DIRECTORS
Sir Neville Simms(1)......................................                   --       175,000
Dennis Hendrix(2).........................................          23 May 2002        12,500
Adri Baan(3)..............................................   Until the 2006 AGM        17,500
Tony Isaac................................................   Until the 2003 AGM        35,000
Jack Taylor...............................................   Until the 2006 AGM        30,000
Peter Giller..............................................     31 December 2003       100,000

------------
(1) Sir Neville Simms' contract can be terminated on 12 months' written notice by either party, or automatically at the 2010 AGM following his 65th birthday.

(2) Dennis Hendrix served for the first half of 2002.

(3) Adri Baan served for the second half of 2002.

EMPLOYEE SHARE PLANS

     The Company has a suite of share-based plans under which employees may acquire its ordinary shares. These plans form an integral part of the Company's remuneration and compensation policy to: provide appropriate reward and retention strategies for employees; align employee and shareholders interests through incentive targets based on clear operational and financial metrics; ensure the Company's ability to recruit, motivate and retain staff; and enable all its employees to participate in these programmes, where appropriate.

     This suite of share-based plans includes a savings-related share option scheme open to staff in the United Kingdom. Over 85 per cent. of eligible staff currently participate in the scheme, saving between L10 and L250 per month, with the option to purchase shares at a discount at the end of a chosen three-or five-year saving period. It also operates, for UK staff, the International Power Approved and Unapproved Executive Share Option Schemes (ESOS). It is looking to institute a Share Incentive Plan during, or shortly after the end of, the financial year ended December 2003.

     The Company also has in place a Global Executive Share Option Plan (designed for executives who are resident outside of the United Kingdom) and the International Power Global Sharesave Plan (open to employees in certain countries outside of the United Kingdom). The Global Executive Share Option Plan and the Global Sharesave Plan are both in operation.

     At demerger in October 2000 the Company established the Demerger Share Plan, which was open to all UK based employees (except Directors) employed at demerger. Awards were made to eligible employees at demerger, the shares required to meet those awards at vesting in October 2003 being held in trust. No shares have been specifically purchased in respect of awards made under this plan, as the Company is utilising the balance of shares unallocated from two former employee share plans that ceased operation at demerger.

     Additionally at demerger the Company established the Restricted Share Plan which was utilised for the purposes of the remuneration arrangements of Peter Giller, the Company's former Chief Executive. In connection with the Restricted Share Plan, a total of 677,564 ordinary shares of the Company were purchased and placed in a trust fund which, at cost and net of administration expenses of the trust, totalled L1.7 million. One third of the shares vested to Peter Giller on the first anniversary of demerger; one third vested on the second anniversary of demerger and the final third vested upon his ceasing to be Chief Executive Officer on 31 December 2002. In line with recommended practice the fund balance has been written down to nil over the period of service to which it relates. Consequently the book value of the fund as at 31 December 2002 was Lnil (31 December 2001: L1.0 million).

     Additionally the Company operates a Performance Share Plan, which shareholders approved at the 2002 AGM and which is open to Executive Directors and certain other employees. During 2002 the Company purchased and placed in trust a total of 1,273,138 shares in respect of awards made under this Plan, at a total cost of L2.5 million. Of these shares, the Remuneration Committee released 255,102 shares to Peter Giller on 31 December 2002 following the cessation of his term in office.

     Finally, a one-off long-term incentive plan (the Demerger LTIP) was also established at demerger for Executive Directors and a small number of senior managers. To date, no awards have been made in respect of this Plan.

OPTIONS TO PURCHASE THE COMPANY'S SECURITIES

SUMMARY OF OUTSTANDING OPTIONS

     The table below sets forth options to purchase the ordinary shares of the Company outstanding as at 7 April 2003:

                                                                                           EXERCISE
                                                                              ISSUABLE     PRICE PER
                                                                              ORDINARY     ORDINARY
PLAN                                      GRANT DATE        EXERCISE DATES     SHARES        SHARE
----                                   -----------------    --------------    ---------    ---------
Approved Executive Plan............       3 October 2000      2003-2010       3,396,873     311.75p
                                            2 March 2001      2004-2011         555,054     235.00p
                                       19 September 2001      2004-2011          49,731     217.00p
                                             24 May 2002      2005-2012         743,855     196.00p
                                           10 March 2003      2006-2013       1,432,151      70.00p
Unapproved Executive Plan..........       3 October 2000      2003-2010       2,306,652     311.75p
                                           22 March 2001      2004-2011       1,394,423     235.00p
                                       19 September 2001      2004-2011         116,047     217.00p
                                             24 May 2002      2005-2012       3,312,932     196.00p
                                           10 March 2003      2006-2013       9,714,156      70.00p
Global Executive Share Plan........        10 March 2003      2006-2013         695,343      70.00p
Executive Share Option Plan........     18 December 1992      1995-2002          13,838     180.40p
                                        15 December 1993      1996-2003          52,935     297.94p
                                        13 November 1994      1997-2004         101,858     336.21p
                                        13 December 1995      1998-2005         290,736     306.14p
                                        23 December 1996      1999-2006         472,639     323.22p
                                         2 December 1997      2000-2007         555,541     386.09p
                                         1 December 1998      2001-2008         766,660     352.61p
                                             2 June 1999      2002-2009          33,206     331.42p
Global Sharesave Plan..............      17 January 2003           2006         876,110      79.00p
Global Sharesave Plan..............      17 January 2003           2008         748,604      79.00p
                                        31 December 1996           2002               0     246.01p
                                        24 December 1997           2001               0     307.51p
                                        24 December 1997           2003           4,486     307.51p
                                        29 December 1998           2002               0     282.23p
                                        29 December 1998           2004               0     282.23p
                                         27 October 2000           2003             775     250.00p
                                         27 October 2000           2005               0     250.00p
                                           18 April 2001           2004          18,856     188.00p
                                           18 April 2001           2006           8,976     188.00p
                                         11 October 2001           2004           6,780     200.00p
                                         11 October 2001           2006           7,592     200.00p
                                          1 October 2002           2005       1,143,870      90.00p
                                          1 October 2002           2007       2,492,950      90.00p

     The table below sets forth the awards we made to certain of our Directors as part of our 2002 Performance Share Plan as at 31 December 2002.

                       NO. OF SHARES   CONDITIONAL                   MARKET VALUE                      NO. OF SHARES
                        UNDER AWARD      AWARDS                         OF AN                           UNDER AWARD
                           AS AT          MADE                         ORDINARY          END OF            AS AT
                         1 JANUARY     DURING THE                    SHARE AS AT      PERFORMANCE       31 DECEMBER
                           2002           YEAR       DATE OF AWARD    DATE AWARD         PERIOD            2002
                       -------------   -----------   -------------   ------------   ----------------   -------------
P Giller.............             --     255,102      24 May 2002        196p
D W Crane............             --     148,724      24 May 2002        196p       31 December 2004         148,724
P G Cox..............             --     148,724      24 May 2002        196p       31 December 2004         148,724

     In addition to the awards listed above, on 10 March 2003 we granted conditional awards totalling 917,264 shares to David Crane and 675,879 shares to Philip Cox. These awards will vest after 31 December 2005. The market value of an ordinary share at the date of the awards was 70p.

DIRECTORS

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The Company operates under the overall direction of its Board of Directors, which is responsible for policy and strategic matters. The Board of Directors, or the Board, consists of a Chairman, two Executive Directors and four Non-Executive Directors. The Company's Articles of Association provide that at each Annual General Meeting (AGM) of shareholders one third of the Directors will retire (on a rotating basis) and are eligible for re-appointment at such meeting. The following table sets forth the age and function of each of the Directors and executive officers.

DIRECTORS AND EXECUTIVE OFFICERS            AGE    POSITION HELD
--------------------------------            ---    -------------
Sir Neville Simms.........................  58     Chairman
Peter Giller..............................  61     Deputy Chairman and Non-Executive Director
David Crane...............................  44     Chief Executive Officer and Director
Philip Cox................................  51     Chief Financial Officer and Director
Anthony (Tony) Isaac......................  61     Non-Executive Director
John (Jack) Taylor........................  65     Non-Executive Director
Adri Baan.................................  60     Non-Executive Director
Stephen Ramsay............................  41     Company Secretary

     SIR NEVILLE IAN SIMMS became a Non-Executive Director of National Power in August 1998 and was appointed Chairman of International Power in October 2000. He is currently Chairman of Carillion plc, and a member of the President's Committee of the CBI. He was, until 31 May 2002, a member of the Court of the Bank of England.

     PETER GILLER joined International Power in April 2000 and served as Chief Executive Officer from October 2000 until his appointment as Deputy Chairman on 1 January 2003. He is also Non-Executive Chairman of A&A EIC Electricity Investment Company, Zurich.

     DAVID WHIPPLE CRANE joined the Company on 11 March 2000 from Lehman Brothers and became Chief Operating Officer in October 2000. David was appointed Chief Executive Officer of International Power in January 2003. He has responsibility for the overall management of the business and the implementation of its strategy.

     PHILIP GOTSALL COX joined the Company on 1 May 2000 from Invensys plc and became an Executive Director in October 2000. His responsibilities include finance, tax and treasury. He is a Non-Executive Director of Wincanton plc.

     ANTHONY (TONY) ERIC ISAAC became a Non-Executive Director of the Company in October 2000 and is the Senior Independent Director. He is the Chief Executive of The BOC Group plc and is a Non-Executive Director of Exel and Schlumberger Limited.

     JOHN (JACK) DAVID TAYLOR became a Non-Executive Director of the Company in October 2000. Serving today as a Managing Director of Caisse De Depot Et Placement Du Quebec, Jack has 36 years experience in private equity, project finance and international banking with The Chase and most recently with the Asian Development Bank as Director -- Infrastructure, Energy and Financial Sectors Department West and Private Sector Group.

     ADRI BAAN became a Non-Executive Director in June 2002. He was previously CEO of Philips Consumer Electronics, Member of the Board of Management. He is currently on the Boards of ASMI, KVWS, ICI PLC, KASBank NT Trust Office, Wolters Kluwver, Port Authority of Singapore and Hesse Noord Natie Port of Antwerp.

     The Chairman and all independent Non-Executive Directors (Tony Isaac, Jack Taylor and Adri Baan) are members of the Audit Committee, Remuneration Committee and the Appointments Committee. All Executive Directors are members of the Risk Committee.

     ANDREW STEPHEN JAMES RAMSAY became the Company Secretary and Corporate Counsel in October 2000. He joined the company in 1996 as the Company Secretary and General Counsel of National Wind Power. In 1998 he joined the international legal group where he worked on international projects. As Company Secretary, he is responsible for the secretariat department and corporate legal issues.

     The business address of each of the Directors and executive officers is Senator House, 85 Queen Victoria Street, London EC4V 4DP, United Kingdom.

INTERNAL CONTROL

     International Power has systems in place to meet the requirements of the UK Combined Code and the Turnbull Guidance for the review of internal controls, including financial, operational and compliance controls and risk management.

     The Board has responsibility for the systems of internal control and for monitoring their effectiveness. Any system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives. The systems can only provide reasonable, and not absolute, assurance against material financial misstatement or loss.

COMPLIANCE WITH THE UK COMBINED CODE ON CORPORATE GOVERNANCE

     On 1 October 2000 Peter Giller became Chief Executive Officer on a fixed three-year service contract. This contract was terminated on 31 December 2002. During the period of Peter Giller's service as Chief Executive Officer, the Board considered that the service contract was appropriate given the stage of the Company's development and Peter Giller's experience and knowledge of the market in which the Group operates.

     On 1 January 2003, Peter Giller became Deputy Chairman and a Non-Executive Director. The Company can terminate this contract on or after 31 December 2003. On termination Peter Giller is entitled to enter into a two-year consultancy contract with us. The Board considers that this arrangement is appropriate as it ensures Peter Giller's experience and knowledge are still available to the Group.

     In respect of the service contracts for David Crane and Philip Cox, for the period 1 January 2003 to 31 December 2004 a notice period of 24 months is required if either of these contracts are terminated following a change of control. The remuneration committee of the Board decided that this notice period was appropriate as there was a change to the Chief Executive Officer when the share market capitalisation of the Company was substantially below the net asset value of the Company and it was important for the Company to retain the two executive directors of the Company.

     In all other respects, the Company has complied with the provisions of the Combined Code.

DIRECTORS' AND EXECUTIVE OFFICERS' INTERESTS

     As at 15 August 2003 (the latest practicable date prior to the publication of this Offering Circular) the Directors and their immediate families had the beneficial interests in the ordinary shares shown in the table below (including options and awards over), such interests being those: (1) which are required to be notified by each Director to the Company pursuant to section 324 or 328 of the Companies Act; or (2) which are required pursuant to section 325 of the Companies Act to be shown by the Register of Directors' interests maintained under section 325 of the Companies Act or which are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed above, and the existence of which is known to or could, with reasonable diligence, be ascertained by that Director.

                                                        INTERNATIONAL POWER      % OF ISSUED ORDINARY
                                                          ORDINARY SHARES          SHARE CAPITAL OF
DIRECTOR                                                     (NUMBER)          INTERNATIONAL POWER HELD
--------                                                -------------------    ------------------------
Sir Neville Simms...................................          100,000                    0.009
Peter Giller........................................           40,000                   0.0036
David Crane.........................................           42,000                   0.0038
Philip Cox..........................................           25,000                   0.0022
Tony Isaac..........................................            5,000                  0.00045
Jack Taylor.........................................            5,000                  0.00045
Adri Baan...........................................           15,000                   0.0013

     None of the Directors has any non-beneficial interest in any of the ordinary shares.

     Save as set out in the table above, under the section entitled "Current Board of Directors" above and "Share Option Interests and Long-Term Incentive Plans", no Director nor any person connected with a Director as aforesaid has at the date of this document or is expected to have any interest in the Company's share capital.

     As at 15 August 2003 (the latest practicable date prior to the publication of this Offering Circular), there were no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any Director.

SHARE OPTION INTERESTS AND LONG-TERM INCENTIVE PLANS

     The following information sets out the interests of the Directors in the Company's Share Option Plans (Executive and Sharesave) and Long-Term Incentive Plans as at 25 July 2003, (being the latest practicable prior date prior to the date of this prospectus).

EXECUTIVE SHARE OPTIONS

                                                     OPT. PRICE
DIRECTOR                         NO. OF SHARES    (PENCE PER SHARE)    EXERCISE PERIOD
--------                         -------------    -----------------    ---------------
D W Crane......................     15,306(1)            196           24 May 2005 to 24 May 2012
                                   133,418(2)            196           24 May 2005 to 24 May 2012
                                   678,571(2)             70           10 March 2006 to 10 March 2013
P G Cox........................     15,306(1)            196           24 May 2005 to 24 May 2012
                                   133,418(2)            196           24 May 2005 to 24 May 2012
                                   500,000(2)             70           10 March 2006 to 10 March 2013
P Giller.......................     15,306(1)            196           24 May 2005 to 24 January 2006
                                   239,796(2)            196           24 May 2005 to 24 January 2006

------------
Notes
(1) Approved Executive Share Options

(2) Unapproved Executive Share Options

SHARESAVE OPTIONS

                                                     OPT. PRICE
DIRECTOR                         NO. OF SHARES    (PENCE PER SHARE)    EXERCISE PERIOD
--------                         -------------    -----------------    ---------------
D W Crane......................       18,250              90           24 December 2007 to 24 June 2008
P G Cox........................       18,250              90           24 December 2007 to 24 June 2008

PERFORMANCE SHARE PLAN 2003

                                                            NO. OF SHARES
DIRECTOR                                   DATE OF AWARD     UNDER AWARD     END OF PERFORMANCE PERIOD
--------                                   -------------    -------------    -------------------------
D W Crane................................  24 May 2002         148,724       31 December 2004
                                           10 March 2003       238,693         31 December 2005
                                           10 March 2003       678,571         31 December 2005
P G Cox..................................  24 May 2002         148,724       31 December 2004
                                           10 March 2003       175,879         31 December 2005
                                           10 March 2003       500,000         31 December 2005

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The objects of the Company are set out in full in Clause 4 of the Memorandum of Association.

     The Memorandum of Association provides that the principal objects of the Company are to:

     -  carry on the business of a holding company;

     - carry on all kinds of commercial, industrial, trading and financial operations and enterprises connected with electricity and other forms of energy; and

     - carry on any other business or activity of any nature whatsoever which may seem to the Directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of the Company's or to be expedient with a view directly or indirectly to enhancing the value of or to rendering profitable or more profitable any of its assets or utilising its skills, know-how or expertise.

     The Articles of Association of the Company contain (amongst others) provisions to the following effect:

DIVIDENDS

Ordinary Shares

     Subject to the rights of the holder of any future class of shares having priority, the holders of ordinary shares are entitled equally amongst themselves, but in proportion to the amounts paid up on the ordinary shares held by them, to share in the whole of the Company's profits available for distribution and received to be distributed. No amount paid on a share in advance of calls shall be treated as paid on the share. The Directors may fix the time for payment of dividends but no dividend shall exceed the amount recommended by the Directors. Except as otherwise provided by the rights attached to shares, the Company may pay dividends in any currency, including US dollars. If and so far as in the opinion of the Directors the Company's profits justify such payments, the Directors may pay interim dividends on the ordinary shares of such amounts and on such dates and in respect of such periods as they think fit.

     (2) No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Companies Act, and every other statute, statutory instrument, regulation or order for the time being in force concerning companies and affecting the Company (the "STATUTES").

     (3) Any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to the Company.

     (4) The Directors, with the prior sanction of an ordinary shareholders' resolution, may offer to the holders of ordinary shares the right to receive, in lieu of dividend (or part thereof), an allotment of new ordinary shares credited as fully paid.

     However, there is a current prohibition on the payment of dividends by the Company under the terms of its credit facility.

Deferred Shares

     Holders of deferred shares are not entitled to receive dividends nor have any other right of participation in the company.

RIGHTS TO SHARE IN PROFITS

     Holders of the Company's shares have no rights to share in the Company's profits.

RETURN OF CAPITAL

Ordinary Shares

     Subject to the rights of the holder of any future class of ordinary shares having priority, the liquidator may, with the authority of an extraordinary resolution:

     (1) divide amongst the members in specie or in kind the whole or any part of the Company's assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out between the members; and

     (2) vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit but no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Deferred Shares

     On a return of capital on the winding-up of the Company or otherwise, the holder(s) of the deferred shares shall be entitled, subject to the payment to the holders of all other classes of the amount paid upon such shares to a repayment of the capital paid up on the deferred shares, but shall have no further rights of participation in the Company's assets.

LIABILITY TO FURTHER CAPITAL CALLS

     Holders of the Company's ordinary shares are not subject to calls on capital by us provided that the amounts required to be paid on issue have been paid up in full. All of the Company's issued ordinary shares are fully paid.

PRINCIPAL SHAREHOLDER RESTRICTIONS

     There are no provisions in the Company's Memorandum of Association or Articles of Association that discriminate against shareholders as a result of the shareholder owning a substantial or small number of shares.

SHAREHOLDERS' MEETINGS AND NOTICES

     The Company must hold an Annual General Meeting in each calendar year not later than 15 months from the previous Annual General Meeting. At an Annual General Meeting, shareholders vote on matters including declaring dividends (if recommended by the Directors), receiving and/or adopting the accounts and the reports of the Directors and auditors, appointing or re-appointing Directors to fill vacancies, appointing or re-appointing auditors and fixing their remuneration, the remuneration report of the Board of Directors and general authorities relating to the issue of shares. Any other general meeting is an extraordinary general meeting.

     The Board may convene an extraordinary general meeting, and must call one on a requisition by shareholders holding not less than one-tenth of the paid up capital carrying voting rights. An Annual General Meeting and an extraordinary general meeting called to pass a special resolution must be called upon at least 21 days' notice specifying the place, day and time of the meeting and the general nature of the business of the meeting, otherwise the notice period is 14 days. Shareholders may not transact any business other than the appointment of a chairman at any general meeting unless a quorum of shareholders is present.

     There are no provisions in the Memorandum or Articles of Association that enable shareholders to pass resolutions in writing.

LIMITATION ON SECURITY OWNERSHIP

     There are currently no restrictions under English law or under the Company's Memorandum or Articles of Association that limit the right of non-residents or foreign persons to hold or vote the Company's ordinary shares or American Depositary Shares, except in relation to those countries against which the United Kingdom or European Union have imposed sanctions and other limitations that would generally apply to all of the shareholders.

CHANGE IN CONTROL

     There are currently no provisions in the Company's Memorandum or Articles of Association that would have an effect of delaying, deferring or preventing a change in the Company's control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

VOTING

     Except as set forth below under "Restrictions on Voting", there are no limitations on the rights to own securities, including the rights of non-UK resident shareholders to hold or exercise voting rights imposed in the Company's Articles of Association. Every holder of ordinary shares who is present in person (which expression shall include a person present as the duly authorised representative of a corporate member acting in that capacity) at any general meeting shall have one vote, and on a poll every such holder who is present in person or by proxy shall have one vote for every ordinary share of which such person is the holder.

Ordinary Shares

Restrictions on Voting

     If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Companies Act and is in default for a period of 14 days in supplying to the Company the information thereby required, then (unless the Directors otherwise determine) the member shall not (for so long as the default continues) nor shall any transferee to which any such shares are transferred other than pursuant to an approved transfer (as defined in the Articles of Association) be entitled to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings in respect of the shares in relation to which the default occurred ("DEFAULT SHARES") or any other shares held by the member.

     Where the default shares represent 0.25 per cent. or more of the issued shares of the class in question, the Directors may in their absolute discretion by notice, or a "direction notice" or to such member direct that any dividend or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest and/or that no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer (as defined in the Articles of Association) or the member is not himself in default as regards supplying the information required and the transfer is of only part of the member's holding and is accompanied by a certificate given by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares which are the subject of the transfer are default shares. Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer.

     A member loses his right to vote if any call or other sum presently payable by him in respect of the ordinary shares remains unpaid.

Deferred Shares

     Holders of deferred shares have no right to attend or vote at any general meeting.

TRANSFER OF ORDINARY SHARES

     All transfers of shares which are in certificated form may be effected in writing in any common form or in any other form acceptable to the Directors. The transfer instrument must be signed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. The transferor will remain the holder of the shares until the transferee's name is entered in the share register. All transfers of shares that are in uncertificated form may be effected through CREST.

     The Directors may decline to recognise any transfer instrument relating to shares in certificated form unless it is: (1) in respect of only one class of share; and (2) lodged at the transfer office (as defined in the Articles of Association), duly stamped if required, accompanied by the relevant share certificate(s) and other evidence reasonably required by the Directors to show the transferor's right to make the transfer and, if the transfer instrument is executed by some other person on the transferor's behalf, the authority of that person to do so.

VARIATIONS OF CLASS RIGHTS

     Subject to the Companies Act, whenever the Company's share capital is divided into different classes of shares, the special rights attached to any class of shares may be varied or abrogated, either with the consent in writing of the holders of three quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise). The Company's shares are not subject to any sinking fund.

ALTERATION OF SHARE CAPITAL

     The Company may, by ordinary resolution:

     (i) increase its capital by such sums to be divided into shares of such amounts as the resolution shall prescribe;

     (ii) consolidate and divide all or any of its share capital into shares of a larger nominal amount than its existing shares;

     (iii) cancel any shares that, at the date of the resolution, have not been taken, or agreed to be taken, by any person and reduce its share capital by the amount of the shares so cancelled; and

     (iv) subject to the Companies Act, sub-divide all or any of its shares into shares of a smaller amount and may by the resolutions decide that the shares resulting from the sub-division have amongst themselves a preference or other advantage or be subject to a restriction.

     The Company may purchase, or may enter into a contract under which the Company will or may purchase, any of its own shares of any class, including any redeemable shares.

     Subject to the provisions of the Companies Act and to any rights conferred on the holders of any class of shares, the Company may, by special resolution, reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

BOARD OF DIRECTORS

Election

     In accordance with the Combined Code and the Articles of Association, all Directors submit themselves for re-election at least every three years, and newly appointed Directors are subject to election by shareholders at the first opportunity after their appointment.

     The Directors' terms are staggered so that at each Annual General Meeting one third of the Directors, will retire (on a rotating basis) and are eligible for re-appointment at such meeting. Subject to the Companies Act, the Directors are not required to retire on account of age and can be elected and re-elected at any age. Neither the Memorandum nor Articles of Association require the Directors to be shareholders.

     The Company's Articles of Association do not provide for cumulative voting with respect to the election of Directors. Although not prohibited, cumulative voting is not common practice for English companies.

Voting

     A Director generally may not vote upon any proposal, arrangement or contract before the Board in which he or she has a material interest. The Articles of Association generally prohibit a Director from voting on, or being counted in the quorum in relation to, any proposal, arrangement or contract in which the Director is materially interested. However, a Director shall be entitled to vote on, and be counted in the quorum in respect of, any resolution concerning any of the following matters:

     - the giving of any security or indemnity in respect of money lent or obligations incurred by the Director at the Company's request or for the Company's benefit;

     - the giving of any security of indemnity to a third party in respect of a debt or obligation for which he himself has assumed responsibility;

     - any proposal regarding the Director's underwriting of the Company's shares, debentures or other securities;

     - any contract concerning any other company in which the Director is interested, directly or indirectly (whether as an officer, shareholder, creditor, or otherwise), provided that the Director does not hold one per cent. or more of the equity share capital or voting rights available to members of that company;

     - any proposal concerning the adoption, modification or operation of a superannuation fund, death or disability scheme, or employees' share scheme under which he may benefit; and

     - contracts concerning the Company's purchase or maintenance of any insurance policy under which the Director may benefit.

     The ordinary fees (payable in addition to, or instead of, other remuneration for Executive Directors, the Chairman and Deputy Chairman) of any of the Directors is determined by the Directors, up to an aggregate annual ordinary amount of L250,000, unless increased by an ordinary resolution.

Borrowing Powers

     There is a requirement on the Directors, under the Company's Articles of Association, to limit the borrowings of the Group to two and a half times adjusted capital and reserves (as defined in the Articles of Association).

SHARE PRICES

     The following table sets out, for each of the calendar years or periods indicated, the reported highest and lowest middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List:

                                                                 HIGH        LOW
                                                                -------    -------
                                                                (PENCE)    (PENCE)
2000*.......................................................     324.5      236.5
2001........................................................    327.25      189.5
2002........................................................     221.0       83.5
1 January 2003 to 25 July 2003..............................    141.75       70.0

---------------

* Ordinary Shares in the Company were admitted to the Official List of the UK Listing Authority on and have been traded on the London Stock Exchange since 2 October 2000 (the effective date of the demerger of Innogy from National Power).

RECENT DEVELOPMENTS

     On 2 December 2002, the Company announced that Rugeley Power Limited's ("RPL") tolling contract with TXU Europe Energy Trading Limited, which covered the full capacity of its 1,000 MW Rugeley power station (the "Tolling Agreement"), had terminated.

     The termination of the Tolling Agreement has meant that RPL is in default of its loan agreement with its lenders. RPL is currently in the process of restructuring and amending its non-recourse debt arrangements with the lenders to the Rugeley power project. Following the termination of the Tolling Agreement RPL put in place operating measures to ensure it can function on a market trading basis and is pursuing its claim against TXU Europe for the termination of the Tolling Agreement.

     The Group announced on 2 July 2003 that together with its partners, Abu Dhabi Water and Electricity Authority, Tokyo Electric Power Company and Mitsui & Co. Limited, it had successfully financed the acquisition and expansion of the Umm Al Nar power and water desalination plant in Abu Dhabi.

     The consortium has secured a total financing package of US$1.77 billion, which represents the largest power sector financing executed in the Middle East this year.

     The financing structure comprises two non-recourse loans, a US$1,100 million 20-year term loan and a US$230 million 5-year term loan, together with a US$ 440 million equity bridge facility. The 20-year term loan includes a US$250 million Islamic tranche, which has been arranged by Abu Dhabi Islamic Bank.

     The Group has a 20 per cent. equity interest in the project and its total equity commitment to the project is estimated at a maximum of L56 million.

     This amount is covered under the equity bridge loan and will be payable by the Group in 2008.

     The entire power and water output from the Umm Al Nar plant is contracted to the Abu Dhabi Water and Electricity Company (ADWEC) under a 23-year Power and Water Purchase Agreement.

     This acquisition is expected to be immediately earnings accretive for the Group.

     Located close to Abu Dhabi city, the gas-fired Umm Al Nar plant has an installed capacity of 850 MW for power and is capable of producing 162 MIGD (Million Imperial Gallons per Day) of desalinated water.

     Under the terms of the Power and Water Purchase Agreement with ADWEC, the consortium will also develop a new gas fired power and water plant adjacent to the existing plant. This new facility will have an installed power and water capacity of 1,550 MW and 25 MIGD, respectively.

     On 24 July 2003, the Company announced that it had made an offer to AES Drax Holdings Limited to acquire up to 15% of the Drax Power Plant's total outstanding debt (circa L1.3 billion) and up to 36% of its equity for a maximum of L80 million. In addition, the Company has made an offer to manage the plant for a fee. International Power's offer, which is a 30-day offer, is subject to acceptance by AES Drax Holdings Limited, in collaboration with its Secured Creditors pursuant to its proposed financial restructuring. On 13 August 2003, Goldman Sachs International made a counter offer to AES Drax Holdings Limited and its Senior Creditors. The offer is valid until 22 August 2003. AES Drax Holdings Limited has indicated that it will make a decision on 22 August 2003.

MATERIAL CONTRACTS

     On 24 November 2000, International Power (Cayman) Limited, or Cayman, a wholly-owned subsidiary company incorporated in the Cayman Islands, issued $357.6 million 2 per cent. convertible notes due 2005, convertible into preference shares of Cayman at the holder's option, exchangeable for the Company's ordinary shares, and unconditionally guaranteed on a senior unsecured basis by the Company.

     The notes are convertible into preference shares of Cayman, which are exchangeable for ordinary shares of the Company at a conversion price of L3.00 at any time between 4 January 2001 and 23 November 2005. Each $1,000 principal amount of notes will entitle the holder to convert such principal amount into paid up value of preference shares of Cayman of $1,000.

     Investors may elect to receive their ordinary shares in the form of American Depositary Receipts. As at 31 December 2002, none of the notes had been converted.

     The notes may be redeemed at the holder's option at a redemption price of
107.1 per cent. of its principal amount, together with accrued and unpaid interest, on 24 November 2003.

     If the conversion option is not exercised, the convertible unsecured notes will be redeemed on 24 November 2005 at a redemption price of 112.4 per cent. of its principal amount.

     Provision is made for the possible premium on redemption and included within carrying amount of the bonds. At 31 December 2002, the amount accrued was L13 million. The finance cost charged in the profit and loss account comprises the aggregate of the coupon on the convertible unsecured notes and the proportion of the premium on redemption that relates to the financial year.

     The following contracts, which are or may be material in connection with the issue of the Bonds have been entered into or are expected to be entered into by the Issuer, and/or the Guarantor:

     1. a trust deed expected to be dated on or around 22 August 2003 between the Issuer, the Guarantor and the Trustee pursuant to which Deutsche Trustee Company Limited agrees to act as the Trustee in connection with the Bonds;

     2. a paying conversion and exchange agency agreement expected to be dated on or around 22 August 2003 between the Issuer, the Guarantor, the Principal Paying, Conversion and Exchange Agent and the Trustee;

     3. a subscription agreement dated on or around 20 August 2003 between the Issuer, the Guarantor and the Managers pursuant to which the Issuer has agreed to issue and the Managers have agreed severally but not jointly to subscribe at 100 per cent. of their principal amount, the aggregate principal amount of the Bonds; and

     4. a guarantee by way of deed poll in respect of the Preference Shares expected to be dated on or around 22 August 2003 executed by the Guarantor.

PRINCIPAL ESTABLISHMENTS

     The following are the principal establishments of the Guarantor:

LOCATION                           DESCRIPTION                TENURE            AREA (APPROXIMATE)
--------                      ---------------------  -------------------------  -------------------
85 Queen Victoria Street,     Corporate Head Office  Leasehold (to March 2016)  92,000 sq. ft.
London
Deeside Power Station,        Generating Plant       Leasehold (to 2094)        31 acres
Deeside, Flintshire
Rugeley Power Station,        Generating Plant       Freehold                   350 acres
Rugeley,
Staffordshire
ANP Corporate Offices,        Regional Head Office   Leasehold (to 2010)        13,850 sq. ft.
Marlborough,
Massachusetts, USA
Hays Power Station, San       Generating Plant       Freehold                   109 acres
Marcos, Texas, USA

LOCATION                           DESCRIPTION                TENURE            AREA (APPROXIMATE)
--------                      ---------------------  -------------------------  -------------------
Midlothian Power Station I,   Generating Plant       Freehold                   56 acres
Midlothian, Texas, USA
Midlothian Power Station II,  Generating Plant       Freehold                   30 acres
Midlothian, Texas, USA
Blackstone Power Station,     Generating Plant       Freehold                   30 acres
Blackstone,
Massachusetts, USA
Milford Power Station,        Generating Plant       Freehold                   12 acres
Milford,
Massachusetts, USA
Bellingham Power Station,     Generating Plant       Freehold                   32 acres
Bellingham,
Massachusetts, USA
Elektrarny Opatovice Power    Generating Plant       Freehold                   300,000 sq. meters
Station,
Prague Czech Republic
Al Kamil Power Station, Al    Generating Plant       Leasehold (to July 2025)   296,000 sq. meters
Kamil,
Sultanate of Oman
Australian Corporate          Regional Head Office   Leasehold (to December     871 sq. meters
Offices, Melbourne,                                  2006)
Australia
Hazelwood Power Station,      Generating Plant       Freehold                   3.5 km(2)
Morwell,
Victoria, Australia
Synergen Power Station,       Generating Plant       1.  Freehold               1.  6.17 acres
Adelaide, South Australia                            2.  Leasehold              2.  11.12 acres
Pelican Point Power Station,  Generating Plant       Freehold                   74 acres
Outer Harbour, South
Australia
Pluak Daeng Power Station,    Generating Plant       Freehold                   46,400 sq. meters
Rayong, Thailand

RESEARCH AND DEVELOPMENT

     For the period 1 April 1999 to 31 March 2000, expenditure on research and development programmes was L37 million. In the reporting period from 1 April 2000 to 31 December 2000, research and development expenditure was L14 million. Research business was transferred to Innogy Holdings plc as part of the demerger on 2 October 2000. Since 1 January 2001, expenditure on the research and development programme has been nil. The Company will look to take advantage of technical advances as they arise but, currently, pure research is not a core element of its business. The Company continues to seek to develop power stations in the regions in which it operates.

                FIRST QUARTER FINANCIAL STATEMENTS OF THE GROUP

     The financial information, as at and for the first quarters ended 31 March 2002 and 31 March 2003, is unaudited but, in the opinion of the management of the Group, includes all adjustments necessary to present a true and fair view of the Group's results of operations and the Group's financial position for the relevant periods. All such adjustments are of a normal, recurring nature. The results of operations for the first quarters ended 31 March 2002 and 31 March 2003 are not necessarily indicative of the results that may be expected for the financial year ending 31 December 2003.

     The format adopted for the Group is as presented in their published financial statements.

                            INTERNATIONAL POWER PLC

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                      For the quarter ended 31 March 2003

                                                              QUARTER TO    QUARTER TO    YEAR ENDED
                                                               31 MARCH      31 MARCH     31 DECEMBER
                                                                 2003          2002          2002
                                                              ----------    ----------    -----------
                                                                LM            LM             LM
                                                              UNAUDITED     UNAUDITED     AUDITED
Turnover: Group and share of joint ventures and
  associates.......................................      2        331           270          1,129
Less: share of joint ventures' turnover............               (43)          (38)          (122)
Less: share of associates' turnover................               (74)          (74)          (290)
                                                                 ----          ----          -----
GROUP TURNOVER.....................................               214           158            717
Net operating costs -- ordinary....................              (180)          (89)          (509)
Net operating costs -- exceptional.................      3         --            --           (103)
                                                                 ----          ----          -----
Operating profit:
  Excluding exceptional items......................                34            69            208
  Exceptional items................................                --            --           (103)
                                                                 ----          ----          -----
OPERATING PROFIT...................................                34            69            105
Share of operating profit of:
  Joint ventures...................................                13            12             26
  Associates.......................................                27            26            123
Income from fixed asset investments -- ordinary....                 1            --             31
Income from fixed asset investments --
  exceptional......................................      3         --            --             42
                                                                 ----          ----          -----
Profit on ordinary activities before interest and
  taxation:
  Excluding exceptional items......................      2         75           107            388
  Exceptional items................................                --            --            (61)
                                                                 ----          ----          -----
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND
  TAXATION.........................................                75           107            327
Net interest payable and similar charges:
  Group............................................               (19)          (22)           (97)
  Joint ventures and associates....................                (8)           (9)           (35)
                                                                 ----          ----          -----
                                                                  (27)          (31)          (132)
                                                                 ----          ----          -----
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION......                48            76            195
Taxation -- ordinary...............................               (15)          (23)           (77)
Taxation -- exceptional............................      3         --            --              1
                                                                 ----          ----          -----
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION.......                33            53            119
Minority interests -- equity.......................                (2)           (2)            (6)
                                                                 ----          ----          -----
PROFIT FOR THE FINANCIAL PERIOD....................                31            51            113
                                                                 ====          ====          =====
EARNINGS PER SHARE
Basic excluding exceptional items..................              2.8p          4.6p          15.5p
Basic including exceptional items..................              2.8p          4.6p          10.1p
                                                                 ====          ====          =====
Diluted excluding exceptional items................              2.8p          4.4p          15.5p
Diluted including exceptional items................              2.8p          4.4p          10.1p
                                                                 ====          ====          =====

                            INTERNATIONAL POWER PLC

                           CONSOLIDATED BALANCE SHEET

                              As at 31 March 2003

                                                               AS AT        AS AT         AS AT
                                                             31 MARCH     31 MARCH     31 DECEMBER
                                                               2003         2002          2002
                                                             ---------    ---------    -----------
                                                               LM           LM            LM
                                                             UNAUDITED    UNAUDITED    AUDITED
FIXED ASSETS
Intangible assets................................                  1           (7)            1
Tangible assets..................................              2,564        2,739         2,473
Investments......................................                520          482           507
                                                              ------       ------        ------
TOTAL FIXED ASSETS...............................              3,085        3,214         2,981
                                                              ------       ------        ------
CURRENT ASSETS
Stocks...........................................                 62           29            55
Debtors..........................................                152          144           134
Investments......................................                 73           94            43
Cash at bank and in hand.........................                741          479           799
                                                              ------       ------        ------
TOTAL CURRENT ASSETS.............................              1,028          746         1,031
Creditors: amounts falling due within one year
  Secured loans without recourse.................       5       (790)         (74)         (810)
  Other current liabilities......................               (595)        (313)         (595)
                                                              ------       ------        ------
Creditors: amounts falling due within one year...             (1,385)        (387)       (1,405)
                                                              ------       ------        ------
NET CURRENT (LIABILITIES)/ASSETS.................               (357)         359          (374)
                                                              ------       ------        ------
TOTAL ASSETS LESS CURRENT LIABILITIES............              2,728        3,573         2,607
Creditors: amounts falling due after more than
  one year.......................................               (611)      (1,563)         (583)
Provisions for liabilities and charges...........               (261)        (220)         (255)
                                                              ------       ------        ------
NET ASSETS EMPLOYED..............................              1,856        1,790         1,769
                                                              ======       ======        ======
CAPITAL AND RESERVES
Shareholders' funds -- equity....................              1,824        1,762         1,740
Minority interests -- equity.....................                 32           28            29
                                                              ------       ------        ------
TOTAL EQUITY.....................................              1,856        1,790         1,769
                                                              ======       ======        ======
 Net debt........................................               (856)      (1,059)         (812)
 Gearing.........................................              46.1%        59.2%         45.9%
 Debt capitalisation.............................              31.6%        37.2%         31.5%

 The gearing percentage represents net debt as a proportion of net assets. The debt capitalisation represents net debt as a percentage of net assets plus net debt.

                            INTERNATIONAL POWER PLC

                        CONSOLIDATED CASH FLOW STATEMENT

                      For the quarter ended 31 March 2003

                                                            QUARTER TO    QUARTER TO    YEAR ENDED
                                                             31 MARCH      31 MARCH     31 DECEMBER
                                                               2003          2002          2002
                                                            ----------    ----------    -----------
                                                              LM             LM           LM
                                                            UNAUDITED     UNAUDITED     AUDITED
Net cash inflow from operating activities.......     4           31             74          276
Dividends received from joint ventures and
  associates....................................                 21             32           84
Dividends received from fixed asset investments
  -- ordinary...................................                  1             --           31
                                                               ----         ------         ----
                                                                 53            106          391
Dividends received from fixed asset investments
  -- exceptional................................                 --             --           42
Returns on investments and servicing of finance
  -- ordinary...................................                (19)           (22)         (88)
  -- exceptional................................                 --            (25)         (25)
Taxation........................................                 (5)            (2)         (20)
Capital expenditure and financial investment....                (38)           (41)        (159)
Acquisitions and disposals......................                 --           (133)        (144)
                                                               ----         ------         ----
NET CASH (OUTFLOW)/INFLOW BEFORE MANAGEMENT OF
  LIQUID RESOURCES AND FINANCING ACTIVITIES.....                 (9)          (117)          (3)
Management of liquid resources..................                (26)           (43)          --
Financing activities............................                (50)            39          210
                                                               ----         ------         ----
(DECREASE)/INCREASE IN CASH IN PERIOD...........                (85)          (121)         207
                                                               ====         ======         ====

                                                                LM            LM            LM
                                                            ----------    ----------    -----------
(DECREASE)/INCREASE IN CASH IN PERIOD...........                (85)          (121)         207
Cash outflow/(inflow) from increase in debt and
  lease financing...............................                 50            (39)        (210)
Cash outflow from increase in liquid
  resources.....................................                 26             43           --
                                                               ----         ------         ----
Change in net debt resulting from cash flows....                 (9)          (117)          (3)
Translation differences.........................                (32)           (48)          98
Other non-cash movements........................                 (3)             3          (10)
                                                               ----         ------         ----
Movement in net debt in the period..............                (44)          (162)          85
Net debt at the start of the period.............               (812)          (897)        (897)
                                                               ----         ------         ----
NET DEBT AT THE END OF THE PERIOD...............               (856)        (1,059)        (812)
                                                               ====         ======         ====

                            INTERNATIONAL POWER PLC

          CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                      For the quarter ended 31 March 2003

                                                            QUARTER TO    QUARTER TO    YEAR ENDED
                                                             31 MARCH      31 MARCH     31 DECEMBER
                                                               2003          2002          2002
                                                            ----------    ----------    -----------
                                                              LM            LM             LM
                                                            UNAUDITED     UNAUDITED     AUDITED
Profit for the financial period.........................         31            51            113
Exchange differences on the retranslation of net
  investments and borrowings............................         53            41            (42)
Share of recognised loss of associated undertaking......         --            --             (1)
                                                              -----         -----          -----
TOTAL RECOGNISED GAINS AND LOSSES FOR THE PERIOD........         84            92             70
                                                              =====         =====          =====

          RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS -- EQUITY

                      For the quarter ended 31 March 2003

                                                            QUARTER TO    QUARTER TO    YEAR ENDED
                                                             31 MARCH      31 MARCH     31 DECEMBER
                                                               2003          2002          2002
                                                            ----------    ----------    -----------
                                                              LM            LM             LM
                                                            UNAUDITED     UNAUDITED     AUDITED
Profit for the financial period.........................         31            51            113
Other recognised gains and losses relating to the
  period................................................         53            41            (43)
                                                              -----         -----          -----
Net addition in shareholders' funds.....................         84            92             70
Opening shareholders' funds.............................      1,740         1,670          1,670
                                                              -----         -----          -----
CLOSING SHAREHOLDERS' FUNDS.............................      1,824         1,762          1,740
                                                              =====         =====          =====

                            INTERNATIONAL POWER PLC

                             NOTES TO THE ACCOUNTS

                          Quarter ended 31 March 2003

1.   BASIS OF PREPARATION

     The accounts for the quarter ended 31 March 2003 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2002. Minor adjustments have been made to comparative figures to make them consistent with the current period.

     The financial information for the year ended 31 December 2002 is derived from the statutory accounts for that period, which will be delivered to the Registrar of Companies following the Annual General Meeting. The auditors have reported on the accounts for the year ended 31 December 2002, their report was unqualified and did not contain any statements under Section 237(2) or under
Section 237(3) of the Companies Act 1985.

2.   GEOGRAPHICAL SEGMENTAL ANALYSIS

                                                            QUARTER TO    QUARTER TO    YEAR ENDED
                                                             31 MARCH      31 MARCH     31 DECEMBER
                                                               2003          2002          2002
                                                            ----------    ----------    -----------
                                                              LM            LM             LM
                                                            UNAUDITED     UNAUDITED     AUDITED
GROUP TURNOVER
North America...........................................       104            52             315
Europe and Middle East..................................       129           125             440
Australia...............................................        62            55             226
Rest of World...........................................        36            38             148
                                                               ---           ---           -----
                                                               331           270           1,129
Less: turnover of joint ventures........................       (43)          (38)           (122)
Less: turnover of associates............................       (74)          (74)           (290)
                                                               ---           ---           -----
                                                               214           158             717
                                                               ===           ===           =====
PROFIT BEFORE INTEREST AND TAXATION (EXCLUDING
  EXCEPTIONAL ITEMS)
North America...........................................        (5)           31              99
Europe and Middle East..................................        38            41             109
Australia...............................................        34            29             101
Rest of World...........................................        15            13             108
                                                               ---           ---           -----
                                                                82           114             417
Corporate costs.........................................        (7)           (7)            (29)
                                                               ---           ---           -----
                                                                75           107             388
                                                               ===           ===           =====

------------
Note:

(1) North America profit before interest and taxation includes other income representing compensation for lost revenue in respect of the late commissioning and performance recovery of new power plants amounting to L9 million in the quarter ended 31 March 2003 (year ended 31 December 2002:
    L102 million and three months ended 31 March 2002: L32 million).

                            INTERNATIONAL POWER PLC

                          Quarter ended 31 March 2003

3.   EXCEPTIONAL ITEMS

                                                            QUARTER TO    QUARTER TO    YEAR ENDED
                                                             31 MARCH      31 MARCH     31 DECEMBER
                                                               2003          2002          2002
                                                            ----------    ----------    -----------
                                                              LM            LM             LM
                                                            UNAUDITED     UNAUDITED     AUDITED
NET OPERATING EXCEPTIONAL ITEMS CHARGED/(CREDITED)
  Deeside impairment....................................        --            --              45
  Rugeley impairment....................................        --            --              58
                                                               ---           ---           -----
NET OPERATING EXCEPTIONAL ITEMS.........................        --            --             103
                                                               ===           ===           =====
EXCEPTIONAL INCOME FROM INVESTMENTS
  Backlog dividend received from KAPCO..................        --            --             (42)
                                                               ===           ===           =====
TOTAL EXCEPTIONAL ITEMS BEFORE ATTRIBUTABLE TAXATION....        --            --              61
Taxation on exceptional items...........................        --            --              (1)
                                                               ---           ---           -----
Total exceptional items after attributable taxation.....        --            --              60
                                                               ===           ===           =====

4.   RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING
ACTIVITIES

                                                            QUARTER TO    QUARTER TO    YEAR ENDED
                                                             31 MARCH      31 MARCH     31 DECEMBER
                                                               2003          2002          2002
                                                            ----------    ----------    -----------
                                                              LM            LM             LM
                                                            UNAUDITED     UNAUDITED     AUDITED
Operating profit........................................        34            69             105
Impairment..............................................        --            --             103
                                                               ---           ---           -----
                                                                34            69             208
Depreciation and amortisation...........................        30            22             112
Movement in working capital.............................       (33)          (19)            (47)
Movement in provisions..................................        --             2               3
                                                               ---           ---           -----
NET CASH INFLOW FROM OPERATING ACTIVITIES...............        31            74             276
                                                               ===           ===           =====

5.   SECURED LOANS WITHOUT RECOURSE

     In May 2003, our US bank group waived all claimed technical defaults on our US non-recourse financing and therefore the maturity of this debt will be redesignated to its original repayment date of June 2006 at our next reporting date.

     As previously reported, the termination of the tolling contract between Rugeley and TXU Europe triggered an event of default under the terms of our non-recourse term debt facility of L160 million. Until we have reached a mutually acceptable solution to this issue, the outstanding debt at Rugeley is reported as current non-recourse debt in our accounts.

     Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

                          CAPITALISATION OF THE GROUP

     The following table shows the indebtedness and capitalisation of the Group as at 31 March 2003.

                                                              31 MARCH 2003
                                                              -------------
                                                                (LM)
Short term indebtedness:
  Australian dollar denominated bank loans
     (non-recourse)(1)......................................         20
  US dollar denominated bank loans (non-recourse)(1)(3).....        605
  Sterling denominated bank loan (non-recourse)(1)(4).......        160
  6 1/4% Euro Dollar Bonds 2003(2)..........................         38
  2% Convertible US Dollar Bonds 2005(2)....................        236
  Other.....................................................          5
                                                                  -----
Total short term indebtedness...............................      1,064
                                                                  -----
Long term indebtedness:
  Australian dollar denominated bank loans
     (non-recourse)(1)......................................        475
  US dollar denominated bank loans (non-recourse)(1)........         59
  Czech koruna denominated bank loans (non-recourse)(1).....         43
  Other (non-recourse)(1)...................................         28
                                                                  -----
Total long term indebtedness................................        605
                                                                  -----
Total indebtedness..........................................      1,669
Minority interest...........................................         32
Shareholders' funds -- equity...............................      1,824
                                                                  -----
Total capitalisation........................................      3,525
                                                                  -----
Details of share capital:
  Authorised ordinary share capital.........................        850
  Issued and fully paid ordinary share capital..............        559
                                                                  -----

------------
Notes:
(1) These non-recourse loans are secured on power station assets.

(2) These bonds are guaranteed by International Power plc.

(3) In May 2003, our US bank group waived all claimed technical defaults on our US non-recourse financing and therefore the maturity of this debt will be redesignated to its original repayment date of June 2006 at our next reporting date.

(4) The termination of the tolling contract between Rugeley and TXU Europe triggered an event of default under the terms of our non-recourse term debt facility of L160 million. Until we have reached a mutually acceptable solution to this issue, the outstanding debt at Rugeley is reported as current non-recourse debt in our accounts.

(5) Various growth and expansion projects are supported by bonds, letters of credit and guarantees issued by International Power totalling L294 million at 31 March 2003. L10 million of this is in respect of the loan facilities of its Elcogas investment. This facility is repayable in 2003. Since 31 March 2003, new growth and expansion projects have led to an increase in letters of credit and guarantees of approximately L140 million. Additionally, energy trading activities relating to merchant plant are supported by letters of credit and guarantees totalling L29 million at 31 March 2003.

(6) The Directors are of the opinion, having regard to legal and professional advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that contingent liabilities relating to legal proceedings against the Company and taxation issues will, in aggregate, have a material effect on the Group's financial position, results of operation and liquidity. See "General Information -- Contingent Liabilities and Outstanding Litigation".

(7) Save as disclosed above there has been no material change to the capital and reserves and indebtedness, guarantees and contingent liabilities of the Group since 31 March 2003.

                           DESCRIPTION OF THE ISSUER

INTRODUCTION

     The Issuer was incorporated in Jersey (registered number 85697) on 17 July 2003 as a public company limited by shares under the Companies (Jersey) Law 1991, as amended, under the name International Power (Jersey) Limited with its registered address at 22 Grenville Street, St. Helier, Jersey JE4 8PX.

BUSINESS OF THE ISSUER

     The Issuer is a direct wholly-owned subsidiary of International Power and its sole purposes are the issue of the Bonds and the Preference Shares into which the Bonds are convertible and the loan of the proceeds of the issue of the Bonds to the Guarantor. Since the date of its incorporation, other than entering into contracts in connection with the matters described above, the Issuer has not commenced business.

LITIGATION

     There are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware) which may have or have had since the incorporation of the Issuer a significant effect on the financial position of the Issuer.

SHARE CAPITAL OF THE ISSUER

     The Issuer has no subsidiaries. The Issuer has an unlimited number of limited liability shares with no par value. The Issuer can issue Founder Shares or Unclassified Shares which can be issued as either Redemption Shares or Preference Shares. Founder Shares are issuable at an agreed issue price of US$1.00 each and Unclassified Shares are issuable at an agreed issue price of US$1,000 each. The Unclassified Shares may be issued either as Preference Shares at an agreed price of US$1,000 each on conversion of the Bonds or may be issued as Redemption Shares at an agreed price of US$1,000 each for the purpose of providing funds for the redemption of such Preference Shares.

     As at 22 August 2003, the Issuer had issued 10 Founder Shares at an agreed issue price of US$1.00 each.

CORPORATE ADMINISTRATION

     Mourant & Co. Capital (SPV) Limited will act as the administrator of the Issuer (the "ISSUER ADMINISTRATOR") pursuant to the terms of an issuer administration agreement (the "ISSUER ADMINISTRATION AGREEMENT") entered into between the Issuer and the Issuer Administrator, the Issuer Administrator will perform in England various corporate administration and secretarial functions on behalf of the Issuer until termination of the Issuer Administration Agreement. In consideration of the foregoing, the Issuer Administrator will receive various fees payable by the Issuer at rates agreed upon from time to time, plus expenses. The terms of the Issuer Administration Agreement provide that the appointment of the Issuer Administrator shall terminate immediately upon the happening of any of certain stated events, including any breach by the Issuer Administrator of its obligations under the Issuer Administration Agreement which is not remedied within 30 days after service of notice requiring it to be remedied.

     The Issuer Administrator will be subject to the overview of the Issuer's board of directors. The Issuer Administration Agreement may be terminated (other than as stated above) by either the Issuer or the Issuer Administrator giving written notice to the other: in the case of notice by the Issuer Administrator, of 90 days; and in the case of notice by the Issuer, of 30 days.

     The Issuer Administrator's principal office is 4 Royal Mint Court, London EC3N 4HJ.

MANAGEMENT AND EMPLOYEES

     The directors of the Issuer, their respective business addresses and other principal activities at the date hereof are:

     Philip Gotsall Cox, Peter George Barlow and Andrew Stephen James Ramsay, all of whose business address is Senator House, 85 Queen Victoria Street, London EC4V 4DP. Philip Gotsall Cox is also a director of the Guarantor. Peter George Barlow and Andrew Stephen James Ramsay are employed by the Guarantor.

     Each of the directors is an employee of International Power plc and receives no remuneration from the Issuer for their respective services. Save as otherwise disclosed in the Offering Circular none of the directors holds any direct, indirect, beneficial or economic interest in any of the shares of the Issuer.

     The directors of the Issuer may engage in other activities and have other interests which may conflict with the interests of the Issuer. As a matter of Jersey law, each director is under a duty to act honestly and in good faith with a view to the best interests of the Issuer, regardless of any other directorships he may hold.

     The company secretary of the Issuer is Mourant & Co. Secretaries Limited of 22 Grenville Street, St. Helier, Jersey, Channel Islands JE4 8PX.

DIRECTORS' INTERESTS

     Subject as set out above, no director has any interest in the promotion of, or any property acquired or proposed to be acquired by, the Issuer.

FINANCIAL STATEMENTS AND AUDITORS' REPORT

     On an annual basis the Issuer will prepare and publish audited financial statements. As at the date hereof the Issuer has not yet prepared any annual financial statements. The accountants' report in respect of the financial statements of the Issuer as at 20 August 2003 is set out on pages 86 and 87.

     The Issuer only intends to prepare audited annual financial statements.

     It is anticipated that each fiscal year of the Issuer will end on each 31 December with the first fiscal year ending 31 December 2003. The auditors appointed in respect of the Issuer are KPMG Jersey of 45 The Esplanade, St. Helier, Jersey JE4 8WQ, Channel Islands. The audited annual financial statements will be available free of charge at the offices of the Issuer and Issuer Administrator.

MATERIAL CHANGE

     Except as set out herein, there has been no material adverse change in the financial position of the Issuer since its incorporation.

                          CAPITALISATION OF THE ISSUER

CAPITALISATION OF INTERNATIONAL POWER (JERSEY) LIMITED

     The following table sets out the unaudited capitalisation and indebtedness of the Issuer as at 20 August 2003, adjusted for the issue of the Bonds.

                                                                AS AT 20 AUGUST 2003
                                                                --------------------
                                                                            US$
SHAREHOLDER'S EQUITY
      10 Founder Shares issued at an agreed price of US$1.00
       each.................................................                 10
INDEBTEDNESS
      The 3.75% Guaranteed Convertible Bonds due 2023(1)....        252,500,000(1)
TOTAL CAPITALISATION AND INDEBTEDNESS.......................        252,500,010

---------------

(1) Save as disclosed above, as at the date hereof the Issuer has granted no guarantees or other contingent liabilities.

                       ACCOUNTANTS' REPORT ON THE ISSUER

                                                                  KPMG Audit Plc
                                                              8 Salisbury Square
                                                                 London EC4Y 8BB

The Directors
International Power (Jersey) Limited

22 Grenville Street
St. Helier
Jersey JE4 8PY
Channel Islands

20 August 2003

Dear Sirs

INTERNATIONAL POWER (JERSEY) LIMITED

     We report on the financial information set out below. This financial information has been prepared for inclusion in the Offering Circular dated 20 August 2003 (the "OFFERING CIRCULAR") of International Power (Jersey) Limited (the "ISSUER").

     The Issuer was incorporated in Jersey under the Companies (Jersey) Law 1991, as amended, on 17 July 2003 with the name International Power (Jersey) Limited.

BASIS OF PREPARATION

     The financial information set out below is based on the accounting records of the Issuer to which no adjustment was considered necessary.

RESPONSIBILITY

     Such accounting records are the responsibility of the directors of the Issuer.

     The Directors of the Issuer and the Guarantor are responsible for the contents of the Offering Circular in which this report is included.

     It is our responsibility to compile the financial information set out in our report from the accounting records, to form an opinion on the financial information and to report our opinion to you.

BASIS OF OPINION

     We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the significant estimates and judgements made by those responsible for the preparation of the accounting records underlying the financial information and whether the accounting policies are appropriate to the circumstances of the Issuer and adequately disclosed.

     We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

OPINION

     In our opinion, the financial information gives, for the purposes of the Offering Circular, a true and fair view of the state of affairs of the Issuer as at 18 August 2003.

FINANCIAL INFORMATION

BALANCE SHEET AT 18 AUGUST 2003

Current assets
Cash........................................................    US$10
Capital and reserves
Called up share capital (Note 3)............................    US$10

NOTES TO THE FINANCIAL STATEMENTS

1.   ACCOUNTING POLICIES

     The financial information has been prepared under the historical cost convention and in accordance with generally accepted accounting standards in the United Kingdom.

2.   TRADING ACTIVITY

     The Issuer was incorporated on 17 July 2003. The Issuer has not yet commenced business, no audited financial statements have been made up and no dividends have been declared or paid since the date of incorporation. Consequently, no profit and loss account has been prepared.

3.   SHARE CAPITAL

     The Issuer was incorporated with an unlimited number of limited liability shares with no par value. The Issuer can issue Founder Shares or Unclassified Shares which can be issued as either Redemption Shares or Preference Shares.

     As at 18 August 2003 the Issuer had issued 10 Founder Shares at an agreed price of US$1.00 each to International Power plc.

Yours faithfully

KPMG Audit Plc
Chartered Accountants

      DESCRIPTION OF THE ISSUER'S SHARE CAPITAL AND THE PREFERENCE SHARES

     The terms of the Preference Shares are contained in the Articles of the Issuer. The Preference Shares will also have the benefit of the Preference Share Guarantee and Undertaking. The holders of the Preference Shares (the "PREFERENCE SHAREHOLDERS") will be entitled to the benefit of, will be bound by, and will be deemed to have notice of, all the provisions of the Articles of the Issuer and the Preference Share Guarantee and Undertaking.

     The Preference Shares, which will be issued in registered form, will be issued upon conversion of the Bonds as described in "Terms and Conditions of the Bonds". Words and expressions defined in "Terms and Conditions of the Bonds" have the same meanings in this Description of the Issuer's Share Capital and the Preference Shares, unless the context otherwise requires.

     The Articles of the Issuer contain provisions to the following effect:

1.   SHARE CAPITAL

     (a) The share capital of the Issuer is divided into founder shares (the "FOUNDER SHARES") and unclassified shares (the "UNCLASSIFIED SHARES").

     (b) The directors may, subject as provided in the Articles of the Issuer, issue any of the Unclassified Shares as Preference Shares at an agreed issue price of US$1,000 each or redemption shares (the "REDEMPTION SHARES") at an agreed issue price of US$1,000 or as shares or any class of share capital or, as the case may be, shares of any other class of redeemable shares.

2.   FOUNDER SHARES

     Founders' Shares shall only be issued to, or for the benefit of, the Guarantor or to, or for the benefit of, a person previously approved in writing by the Guarantor.

3.   REDEMPTION SHARES

     Redemption Shares shall only be issued to, or for the benefit of, the Guarantor or a person nominated by the Guarantor for the purpose of providing funds for the redemption of redeemable shares of any class.

4.   PREFERENCE SHARES

     Preference Shares shall only be issued on conversion of Bonds pursuant to the terms and conditions of the Bonds and the terms of the Trust Deed and shall be issued at the Paid-up Value.

5.   DIVIDENDS

     (a) Each Preference Share will on issue, and subject to the availability of distributable profits, confer on the holder thereof a right to receive a fixed cumulative dividend at the rate of 3.75 per cent. per annum of the Paid-up Value payable on 22 August and 22 February in each year. Each Preference Share will cease to accrue dividends from and including its due date for redemption. No account will be taken of accrued dividends when Preference Shares are transferred to the Guarantor.

     (b) The cumulative dividends payable in respect of the Preference Shares shall be paid in priority to any dividend in respect of any other class of shares in the capital of the Issuer other than any such class that ranks pari passu with the Preference Shares as respects rights to dividends.

     (c) The Preference Shares shall not confer any further right of participation in the profits of the Issuer.

     (d) The Founder Shares shall confer on the holders thereof the right to receive any profits of the Issuer available for distribution, after the payment to the holders of the Preference Shares of their fixed cumulative dividend and after payment of any other preferential dividend on any other class of shares.

     (e)   No dividends shall be paid on Nominal Shares.

     (f) The obligations of the Issuer to pay dividends are subject to applicable law in Jersey.

6.   CAPITAL

     On a winding-up of the Issuer or other return of capital (other than a purchase or redemption of any Preference Share or any share of any other class of redeemable shares), the assets of the Issuer available for distribution shall be applied in the following priority:
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     (a)   first, the Preference Shares shall carry the right, pari passu, with the shares of any class having the like right, to payment of the Paid-up Value thereof, together with a sum equal to any arrears or accruals of the preferential dividend due in respect of such Preference Shares to be calculated to (but excluding) the date when payment of the return of capital is made and to be payable irrespective of whether or not such dividend has been declared or earned;

     (b) secondly, the Redemption Shares shall carry the right to payment of an amount of U.S.$1.00 per Redemption Share;

     (c) thirdly, the Founder Shares shall carry the right to payment of an amount of U.S.$1.00 per Founder Share;

        and any surplus assets then remaining shall be distributed pari passu among the holders of the Founder Shares, in proportion to the amounts paid up thereon.

7.   REDEMPTION

     (a) Subject to paragraph 8 below, the Issuer shall redeem all the Preference Shares for cash at their Paid-up Value forthwith upon their respective issue and allotment, save that, where paragraph 10(a) below applies, any Preference Shares issued pursuant to Condition 7 shall not be redeemed pursuant to the foregoing but shall be redeemed at their Paid-up Value at any time after the first transfer of the same into the name of the Guarantor or its nominee on any date specified by the holder for the time being in any notice (which may be a standing notice) given by the holder to the Issuer requiring such redemption either forthwith or on any subsequent date.

     (b) On redemption of a Preference Share, the Issuer will cancel the Preference Share and such Preference Share may not be reissued or sold as a Preference Share but shall be available as an Unclassified Share for issue in accordance with paragraph 1(b) above.

     (c) The obligations of the Issuer to redeem shares are subject to applicable law in Jersey.

8.   VOTING AND GENERAL MEETINGS

     (a) Founder Shares and Redemption Shares shall entitle the holders thereof to receive notice of and to attend and vote at every general meeting of the Issuer. Preference Shares shall entitle the holders thereof to receive notice of general meetings of the Issuer but not to attend or vote thereat.

     (b) Whenever the holders of shares are entitled to vote at a general meeting of the Issuer, on a poll every holder of Redemption Shares who (being an individual) is present in person or by proxy or (being a corporation) is present by representative or by proxy shall have one vote in respect of each such share registered in the name of such holder and every holder of Founder Shares who (being an individual) is present in person or by proxy or (being a corporation) is present by representative or by proxy shall have one million votes in respect of each such share registered in the name of such holder.

9.   TRANSFERS

     (a) Any transfer of Preference Shares shall be effected by the Issuer or the Guarantor (or a person appointed for this purpose by the Issuer or the Guarantor) as agent for the holder thereof and the Issuer or the Guarantor (or a person appointed for this purpose by the Issuer or the Guarantor) is authorised by such holder to execute all such documents and do all such things as may be necessary properly to effect the same, without any cost or liability to, or any further action required by, the holder.

     (b) Transfers of Preference Shares shall be effected by any instrument of transfer in common or usual form or such other form as may be approved by the Board of Directors of the Issuer. The transferor shall be deemed to remain the holder of a Preference Share until the name of the transferee is entered in the register in respect of it. All instruments of transfer may be retained by the Issuer.

10. PAYMENTS

     (a) Payments in respect of a Preference Share shall be made by a United States dollar cheque drawn on a bank in New York City and mailed to the holder (or to the first-named of joint holders) of such Preference Share at his address appearing in the register of shareholders and at his risk.

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     (b)   All payments in respect of the Preference Shares shall be made subject to the deduction of any taxation in the United Kingdom or Jersey required or permitted by applicable law to be withheld or deducted at source.

     (c) In determining amounts to be paid to Preference Shareholders, fractions of one cent will be rounded to the nearest cent (with 0.5 of a cent being rounded upwards).

     (d) Any unclaimed dividend may be invested or otherwise made use of by the directors of the Issuer for the benefit of the Issuer until claimed and any dividend or other sum payable on any Preference Shares unclaimed after a period of 10 years from the date when it became due for payment shall be forfeited and shall revert to the Issuer and the payment by the directors of the Issuer of any unclaimed dividend or other sum payable on or in respect of a Preference Share into a separate account shall not constitute the Issuer a trustee in respect of it.

11. VARIATION OF RIGHTS

     (a) Subject to the provisions of the Companies (Jersey) Law 1991, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Issuer is being wound up) be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of the Articles of the Issuer as to general meetings of the Issuer shall mutatis mutandis apply to any such separate general meeting, but so that the necessary quorum shall be two or more persons holding or representing by proxy not less than one-third of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every share of the class held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of the holders one or more holders present in person or by proxy (whatever the number of shares held by him or them) shall be a quorum.

     (b) The rights attached to the Preference Shares shall be deemed to be varied by the creation or issue of any shares ranking in priority to them as respects rights to dividends or to the payment of the Paid-up Value thereof in a winding-up or reduction of capital.

     (c) Subject to the provisions of paragraph 12(b) above, the rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

12. TRANSFER OF SHARES TO THE GUARANTOR

     Pursuant to the Preference Share Guarantee and Undertaking if Conversion Rights are exercised in respect of the Bonds, the Preference shares issued in respect thereof will be immediately transferred to the Guarantor, in consideration for which the Guarantor will deliver Ordinary Shares.

     A summary of the provisions of the Articles of the Issuer and the Preference Share Guarantee and Undertaking in this respect is set out in "Terms and Conditions of the Bonds".

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         DESCRIPTION OF THE PREFERENCE SHARE GUARANTEE AND UNDERTAKING

     Word and expressions defined in "Terms and Conditions of the Bonds" and "Description of the Issuer's Share Capital and the Preference Shares" have the same meaning in this Description of the Preference Share Guarantee and Undertaking, unless the context otherwise requires. References to particular Conditions of the Bonds shall be to the relevant Condition set out in "Terms and Conditions of the Bonds".

     The Preference Share Guarantee and Undertaking will contain provisions to the following effect:

1.   GUARANTEE

     The Guarantor will unconditionally and irrevocably undertake to each of the Preference Shareholders to make due and punctual payment of all redemption monies, dividends and other amounts expressed to be payable in respect of the Preference Shares or, if Preference Shares shall not have been issued as so required by the Conditions of the Bonds, which would have been payable on such Preference Shares had the same been so issued when so required, on the due date for payment, or if Preference Shares shall not have been so issued as aforesaid, on what would have been the due date for payment had such Preference Shares been so issued, to the extent that the same shall not be paid by the Issuer, regardless of (i) whether the profits of the Issuer justify the relevant payment of any dividend, (ii) whether the relevant amounts shall be available for distribution or payment by the Issuer, (iii) whether payment thereof shall have been declared or approved by or on behalf of the Issuer or by the Issuer in general meeting, (iv) whether the payment thereof by the Issuer shall be prohibited by law or (v) where Preference Shares shall not have been so issued. Such obligations will constitute direct, unconditional, unsecured and subordinated obligations of the Guarantor, subordinated on the same basis, mutatis mutandis, as the Bond Guarantee.

2.   PAYMENTS

     All payments made by the Guarantor pursuant to the Preference Share Guarantee and Undertaking will be made subject to the withholding or deduction of any taxation required or permitted by applicable law to be withheld or deducted at source. The Guarantor will not be required to pay any additional or further amounts in respect of such withholding or deduction.

     When making any payments to Bondholders or Preference Shareholders, fractions of one cent will be rounded to the nearest cent (with 0.5 of a cent being rounded upwards).

3.   UNDERTAKING TO DELIVER SHARES

     The Guarantor has undertaken that, on each occasion on which Conversion Rights related to a Bond are exercised, unless the Issuer has elected to pay cash in accordance with Condition 7(f), it will procure the delivery of the relevant Preference Shares to it and, in consideration for the delivery of the relevant Preference Share, deliver such number of Shares as results from dividing the Paid-up Value of the Preference Share (translated into sterling at the fixed rate of US$1.5893 = L1.00) by the Exchange Price in effect on the relevant Conversion Date in accordance with the Terms and Conditions of the Bonds.

     The Preference Share Guarantee and Undertaking also sets out the circumstances in which the Exchange Price will be adjusted, a summary of which is set out in the Terms and Conditions of the Bonds.

4.   OTHER UNDERTAKINGS

     Whilst any Conversion Right remains exercisable, or any Preference Share is in issue and not held by or on behalf of the Guarantor, or any of its subsidiaries, the Guarantor will, save with the approval of the Bondholders by an Extraordinary Resolution or with the prior written approval of the Trustee where, in the Trustee's opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval, comply with the covenants given by it in the Trust Deed and the Preference Share Guarantee and Undertaking. The Guarantor will, in the event of failure of the Issuer so to perform or enforce when due, procure the performance by the Issuer of all the obligations to be performed by the Issuer in respect of the exercise of Conversion Rights and the issue of Preference Shares on any such exercise, as referred to in the Conditions of the Bonds and as set out in the Articles of the Issuer.

5.   AMENDMENTS

     The Preference Share Guarantee and Undertaking may be amended only by deed poll, executed by the Guarantor and expressed to be supplemental to the Preference Share Guarantee and Undertaking, and, for so
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

     long as any Bonds are outstanding, only with the approval of an Extraordinary Resolution and, for so long as any Preference Share is in issue and not held by or on behalf of the Guarantor, or any of its subsidiaries, the approval of an Extraordinary Resolution of Preference Shareholders or, with the prior written approval of the Trustee and without the consent of the Bondholders where, in the Trustee's opinion, such amendment is not materially prejudicial to the interests of the Bondholders, is, in the Trustee's opinion, of a formal, minor or technical nature or is made to correct a manifest or proven error. Any such amendment shall, unless the Trustee agrees otherwise, be notified to the Bondholders by the Guarantor in accordance with Condition 17. In forming such opinion, the Trustee shall not be bound to have regard to the consequences (including, without limitation, tax consequences) of such exercise for individual Bondholders or any other person resulting from their being for any purposed domiciled or resident in or otherwise connected with or subject to the jurisdiction of any particular territory.

     The Trust Deed contains provisions for convening meetings of Bondholders to consider the modification by Extraordinary Resolution of the provisions of the Preference Share Guarantee and Undertaking.

6.   GOVERNING LAW

     The Preference Share Guarantee and Undertaking will be governed by, and construed in accordance with, English law.

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                                    TAXATION

     The following is a general description of certain Jersey and United Kingdom tax considerations relating to the Bonds. It does not purport to be a complete analysis of all tax considerations relating to the Bonds whether in those countries or elsewhere. Prospective purchasers of Bonds should consult their own tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Jersey and the United Kingdom of acquiring, holding and disposing of Bonds and receiving payments of interest, principal and/or other amounts under the Bonds. This summary is based upon the law as in effect on the date of this Offering Circular and is subject to any change in law that may take effect after such date.

UK TAX CONSIDERATIONS

     The following summary describes certain general UK tax consequences of the ownership of the Bonds. It relates only to persons who are the absolute beneficial owners of their Bonds and does not deal with special situations, such as those of dealers in securities or where the interest of the Bonds is, for tax purposes, deemed to be income of any person other than the beneficial owners. It also does not cover the situation where the holder of the Bonds is connected with the Issuer for the purposes of Section 839 of the Income and Corporation Taxes Act 1988. The statements regarding UK tax set out below are based on UK tax laws as in force on the date of this offering circular and UK Inland Revenue practice as at that date, and such provisions may be repealed, revoked or modified possibly with retrospective effect, so as to result in UK tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of Bonds should consult their own tax advisers concerning the UK tax consequences in light of their particular situations. No representations with respect to the tax consequences of any particular holder or beneficial owner of Bonds are made.

WITHHOLDING TAX AND INTEREST ON BONDS

     The Bonds issued will constitute "quoted Eurobonds" provided they are and continue to be listed on a recognised stock exchange, within the meaning of section 841 of the Income and Corporation Taxes Act 1988. The London Stock Exchange is a recognised stock exchange for these purposes. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and are admitted to trading on the London Stock Exchange. Whilst the Bonds are and continue to be quoted Eurobonds, payments of interest on the Bonds may be made without withholding or deduction for or on account of United Kingdom tax.

     In all other cases, interest will generally be paid under deduction of income tax at the lower rate (currently 20 per cent.) subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of any applicable double taxation treaty and subject to any other exemption that may be available to particular Bondholders.

     If interest were paid under deduction of United Kingdom income tax (e.g. if the Bonds ceased to be listed on a recognised stock exchange), Bondholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double taxation treaty.

     If the Guarantor makes any payments in respect of interest on the Bonds (or other amounts due under the Bonds other than the repayment of amounts subscribed for the Bonds) such payments may be subject to United Kingdom withholding tax at the basic rate (currently 22 per cent.) unless the "quoted Eurobonds" exemption applies to such payments and subject to such relief as may be available under the provisions of any applicable double taxation treaty.

     The interest may have a United Kingdom source and accordingly may be chargeable to United Kingdom tax by direct assessment. In this event, where the interest is paid without withholding or deduction, the interest will not be assessed to United Kingdom tax in the hands of holders of the Bonds (other than certain trustees) who are not resident for tax purposes in the United Kingdom, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch, agency or permanent establishment in connection with which the interest is received or to which the Bonds are attributable, in which case tax may be levied on the United Kingdom branch, agency or permanent establishment. There are exemptions for interest received by certain categories of agents. Exemption from, or reduction of, such United Kingdom tax liability might be available under an applicable double taxation treaty.

     Bondholders within the charge to United Kingdom corporation tax will generally be taxed as income on all interest arising in respect of the Bonds in accordance with an accrual basis of accounting.

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

     Bondholders who are not subject to United Kingdom corporation tax but who are subject to United Kingdom income tax will generally be subject to income tax on interest arising in respect of the Bonds. A Bondholder resident for tax purposes outside the United Kingdom may be subject to foreign tax on the interest under local law.

     Bondholders will not be entitled to the payment of any additional amounts (for example, by way of gross up) by the Issuer in respect of any tax withheld.

PROVISION OF INFORMATION

     Bondholders should note that where any interest on Bonds is paid to them (or to any person acting on their behalf) by any person in the United Kingdom acting on behalf of the Issuer (a "paying agent"), or is received by any person in the United Kingdom acting on behalf of the relevant Bondholder (other than solely by clearing or arranging the clearing of a cheque) (a "collecting agent"), then the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the United Kingdom Inland Revenue details of the payment and certain details relating to the Bondholder (including the Bondholder's name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the Bondholder is resident in the United Kingdom for United Kingdom taxation purposes. Where the Bondholder is not so resident, the details provided to the United Kingdom Inland Revenue may, in certain cases, be passed by the United Kingdom Inland Revenue to the tax authorities of the jurisdiction in which the Bondholder is resident for taxation purposes.

     For the above purposes, "interest" should be taken, for practical purposes, as including payments made by the Guarantor in respect of interest on Bonds.

EU SAVINGS DIRECTIVE

     On 3 June 2003 the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from 1 January 2005, provided that certain non-EU countries and territories adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35 per cent. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

DISPOSAL OR CONVERSION OF THE BONDS

NON-UK RESIDENT BONDHOLDERS

     Bondholders who are not resident or ordinarily resident for tax purposes in the United Kingdom and who do not carry on a trade, profession or vocation in the United Kingdom through a branch, agency, or permanent establishment to which the Bonds are attributable are outside the charge to United Kingdom taxation on chargeable gains with respect to any disposal of the Bonds, conversion of the Bonds into Preference Shares and delivery of the Preference Shares in return for Shares.

BONDHOLDER WITHIN THE CHARGE TO UNITED KINGDOM CORPORATION TAX

     Profits or gains on Bonds held by a Bondholder within the charge to United Kingdom corporation tax will not be subject to tax as income except in respect of amounts relating to interest and any amounts relating to foreign exchange gains and losses attributable to accounting periods commencing on or after 1 October 2002 which are brought into account as income in accordance with an accrual basis of accounting. The Bonds will, however, be treated as "chargeable assets" for the purposes of the United Kingdom taxation of chargeable gains. Accordingly, a disposal including a disposal on redemption of Bonds may give rise to a chargeable gain or allowable loss. In calculating any gain or loss on disposal or a Bond, sterling values are compared at acquisition and transfer (subject to the adjustments below). As a consequence, to the extent that such profit or loss has not been taken into account in computing the Bondholder's income profits, a taxable profit can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid for the Bond.

     For the purposes of the UK taxation of chargeable gains, the consideration for any disposal or acquisition of the Bonds will be treated as adjusted so as to exclude, on a just and reasonable basis, the amount of such consideration which relates to interest which has accrued but has not been paid as at the date of such disposal or acquisition. For accounting periods beginning on or after 1 October 2002, adjustments will also be made to the consideration for any disposal of a Bond for foreign exchange gains and losses.

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     On conversion of a Bond into a Preference Share, the holding of the Bond and the Preference Share will be treated as the same asset for the purposes of United Kingdom taxation of chargeable gains and the Preference Share will be treated for these purposes as having been acquired at the same time and the same price as the Bond was originally acquired.

     Subject to the following paragraph, a Bondholder should not be treated as making a disposal of Preference Shares for the purposes of United Kingdom tax on chargeable gains to the extent that he receives Shares in exchange for his Preference Shares. Any gain or loss which would otherwise have arisen on a disposal of his Preference Shares should be "rolled over" into the Shares and the Shares treated as the same asset as his Preference Shares (and, as a result, as his Bonds), acquired at the same time and for the same consideration as he acquired his Preference Shares (and, as a result, as his Bonds).

     The previous paragraph does not apply in the case of Bondholder who is resident or ordinarily resident in the United Kingdom for tax purposes and within the charge to United Kingdom tax, who (either alone or together with persons connected with him) owns more than 5 per cent. of the Preference Shares issued by the Issuer at the time of the exchange, if the exchange either is effected otherwise than for bona fide commercial reasons or forms part of a scheme or arrangement of which the main purpose or one of the main purposes is avoidance of liability to United Kingdom tax on chargeable gains or United Kingdom corporation tax. In such a case such a Bondholder may be liable to United Kingdom tax on chargeable gains when he makes the exchange depending on his individual circumstances. Neither the Issuer nor the Guarantor has applied or intends to apply for clearance that this liability will not arise.

OTHER BONDHOLDERS

     A disposal of a Bond, including a disposal on redemption, by a Bondholder not within the charge to UK corporation tax but resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment to which the Bond is attributable may give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains. In calculating any gain or loss on disposal of a Bond, sterling values are compared at acquisition and transfer. Accordingly, a taxable profit can arise even where the foreign currency amount received on disposal is less than or the same as the amount paid for the Bond.

     A transfer of a Bond by a Bondholder not within the charge to UK corporation tax but resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade in the United Kingdom through a branch, agency or permanent establishment to which the Bond is attributable may give rise to a charge to tax on income under the accrued income scheme in respect of an amount representing interest on the Bond which has accrued but has not been paid since the preceding interest payment date. For the purposes of the taxation of chargeable gains the disposal consideration will be reduced by any amount taxed as accrued interest.

     On conversion of a Bond into a Preference Share, the holding of the Bond and the Preference Share will be treated as the same asset for the purposes of United Kingdom taxation of chargeable gains and the Preference Share will be treated for these purposes as having been acquired at the same time and the same price as the Bond was originally acquired.

     Subject to the following paragraph, a Bondholder should not be treated as making a disposal of Preference Shares for the purposes of United Kingdom tax on chargeable gains to the extent that he receives Shares in exchange for his Preference Shares. Any gain or loss which would otherwise have arisen on a disposal of his Preference Shares should be "rolled over" into the Shares and the Shares treated as the same asset as his Preference Shares (and, as a result as his Bonds) acquired at the same time and for the same consideration as he acquired his Preference Shares (and, as a result as his Bonds).

     The previous paragraph does not apply in the case of Bondholder who is resident or ordinarily resident in the United Kingdom for tax purposes and within the charge to United Kingdom tax, who (either alone or together with persons connected with him) owns more than 5 per cent of the Preference Shares issued by the Issuer at the time of the exchange, if the exchange either is effected otherwise than for bona fide commercial reasons or forms part of a scheme or arrangement of which the main purpose or one of the main purposes is avoidance of liability to United Kingdom tax on chargeable gains or United Kingdom corporation tax. In such a case such a Bondholder may be liable to United Kingdom tax on chargeable gains when he makes the exchange depending on his individual circumstances. Neither the Issuer nor the Guarantor has applied or intends to apply for clearance that this liability will not arise.

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DIVIDENDS ON THE SHARES

     The Guarantor will not be required to withhold tax at source when paying a dividend on the Shares.

     An individual holder of Shares who is resident in the United Kingdom (for tax purposes) and who receives a dividend from the Guarantor should generally be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The tax credit will also be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the "GROSS DIVIDEND"), which is also equal to one-ninth of the cash dividend received. A United Kingdom resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend and there is no right to claim any repayment from the Inland Revenue. A United Kingdom resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. In the case of a United Kingdom resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal (at present rates) to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above his threshold for higher rate income tax.

     United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by the Guarantor, although charities will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.

     Tax credits on dividends paid by the Guarantor in respect of Shares held in personal equity plans ("PEPS") or individual savings accounts ("ISAS") will be repayable on dividends paid on or before 5 April 2004.

     A corporate shareholder resident in the United Kingdom for tax purposes will generally not be subject to United Kingdom corporate tax on dividends paid by the Guarantor. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

     A non-United Kingdom tax resident shareholder is not generally entitled to the benefit of a tax credit in respect of any dividend paid by the Guarantor.

     A shareholder who is not resident in the United Kingdom may also be subject to foreign taxation on dividend income under local law. A shareholder who is not resident in the United Kingdom (for tax purposes) should consult his own tax adviser concerning his tax liabilities on dividends received from the Guarantor.

DISPOSAL OF SHARES

     A disposal of Shares will normally constitute a disposal for the purposes of UK taxation on chargeable gains and, accordingly, may give rise to a liability to taxation for holders of Shares who are resident or ordinarily resident in the United Kingdom or who carry on a trade, profession or vocation in the United Kingdom through a branch or agency or permanent establishment to which the shares are attributable, subject to any reliefs and allowances (including taper relief or indexation allowance, as appropriate) which may then be available.

UK STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

     No SDRT should be payable on either the issue, transfer or conversion of a Bond. No UK stamp duty will be payable on the issue of the Bonds, or on the transfer by delivery of the Bonds.

     No UK stamp duty or SDRT will be payable on the issue of the Preference Shares.

     No SDRT should be required to be paid in respect of the transfer of the Preference Shares. UK stamp duty will not be required to be paid unless a written transfer of the Preference Shares is required to be relied upon in the UK for any purpose, including for the purpose of court proceedings. In such circumstances, interest would be payable on the stamping of the written transfer unless it was duly stamped within 30 days after the day on which it was executed.

     No UK stamp duty or SDRT is payable on any issue of the Shares by the Guarantor in exchange for Preference Shares other than an issue to issuers of depositary receipts or providers of clearance services (or their nominees or agents (see further below)).

     The written conveyance or transfer on sale of a Share will be liable to ad valorem stamp duty generally at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer rounded-up to the nearest L5. The purchaser normally pays the stamp duty.

     An unconditional agreement to sell a Share will generally give rise to a liability on the purchaser to SDRT, at the rate of 0.5 per cent. of the amount or value of the consideration for the sale. If a duly stamped transfer in respect of the agreement is produced within six years of the date that the agreement is entered into or (if later) the date that it becomes unconditional, any SDRT paid is repayable generally with interest, and the SDRT charge is cancelled.

     Transfers of Shares (1) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts within section 67 or section 93 of the Finance Act 1986 or (2) to, or to a nominee or agent for, a person providing a clearance service within section 70 or section 96 of the Finance Act 1986, will generally be subject to stamp duty or SDRT at 1.5 per cent. of the amount or value of the consideration or, in certain circumstances, the value of the Shares transferred (rounded up to the nearest L5 in the case of stamp duty) unless, in the case of a transfer to a clearance service, the clearance service in question has made an election under section 97A of the Finance Act 1986 which applies to the Shares. Under section 97A of the Finance Act 1986, clearance services may, provided they meet certain conditions, elect for the 0.5 per cent. rate of stamp duty or SDRT to apply to transfers of securities within such services instead of the 1.5 per cent. rate applying to an issue or transfer of such securities into the clearance service.

     Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Shares into the system unless such transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent.) will arise. Paperless transfers of Shares within CREST will be liable to SDRT rather than stamp duty.

     IF YOU ARE NOT RESIDENT IN THE UNITED KINGDOM OR ARE SUBJECT TO TAX IN ANY OTHER JURISDICTION OR IF YOU ARE IN ANY DOUBT AS TO YOUR TAX POSITION, YOU SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISOR WITHOUT DELAY.(1)

JERSEY TAX CONSIDERATIONS

     This summary is based on the law as in effect on the date of this Offering Circular and is subject to any change in law that may take effect after such date.

     The Issuer will have "exempt company" status within the meaning of Article 123A of the Income Tax (Jersey) Law 1961, as amended, for the calendar year ended 31 December 2003. The Issuer will be required to pay an annual exempt company charge which is currently L600 in respect of each subsequent calendar year during which it wishes to continue to have "exempt company" status. The retention of "exempt company" status is conditional on the Comptroller of Income Tax being satisfied that no Jersey resident has a beneficial interest in the Issuer, except as permitted by concessions granted by the Comptroller of Income Tax, and disclosure of beneficial ownership being made to the Jersey Financial Services Commission.

     As an "exempt company" the Issuer will not be liable to Jersey income tax other than on Jersey source income (except by concession bank deposit interest on Jersey bank accounts).

EU SAVINGS DIRECTIVE

     Jersey is not a member of the European Union and therefore is not required to implement the EU Savings Directive. However, the Policy & Resources Committee of the States of Jersey has announced that, in keeping with Jersey's policy of constructive international engagement, Jersey, in line with steps proposed by other relevant third countries, proposes to introduce a withholding tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in an EU Member State by a paying agent situate in Jersey (the terms "beneficial owner" and "paying agent" for this purpose are as defined in the EU Savings Directive).

---------------

(1) This summary is based on the laws as in effect on the date of this Offering Circular and is subject to any change in law that may take effect after such date.

EUROPEAN UNION CODE OF CONDUCT ON BUSINESS TAXATION

     On 3 June 2003, the European Union Council of Economic and Finance Ministers reached political agreement on the adoption of a Code of Conduct on Business Taxation (the "CODE"). Jersey is not a member of the European Union, however, the Policy & Resources Committee of the States of Jersey has announced that, in keeping with Jersey's policy of constructive international engagement, it intends to propose legislation to replace the Jersey exempt company regime by the end of 2008 with a general zero rate of corporate tax.

                             SUBSCRIPTION AND SALE

     Pursuant to a subscription agreement dated on or around 20 August 2003 (the "SUBSCRIPTION AGREEMENT") between the Issuer, the Guarantor, Credit Suisse First Boston Equities Limited ("CSFB"), Deutsche Bank AG London ("DEUTSCHE BANK", and together with CSFB, the "JOINT LEAD MANAGERS"), ABN AMRO Rothschild, Barclays Bank PLC, Cazenove & Co. Ltd, Citigroup Global Markets Limited, HSBC Bank plc, ING Bank N.V. and Societe Generale (together with the Joint Lead Managers, the "MANAGERS"), the Issuer has agreed to issue, and the Managers have severally but not jointly agreed to subscribe at 100 per cent. of their principal amount, the aggregate principal amount of the Bonds set out opposite their respective names in the table below.

                                                                  PRINCIPAL
                                                                AMOUNT OF FIRM
                                                                    BONDS
                                                                --------------
                                                                   (U.S.$)
Credit Suisse First Boston Equities Limited.................        94,687,500
Deutsche Bank AG London.....................................        94,687,500
Cazenove & Co. Ltd..........................................        15,781,250
ABN AMRO Rothschild.........................................         7,890,625
Barclays Capital Securities Limited.........................         7,890,625
Citigroup Global Markets Limited............................         7,890,625
HSBC Bank plc...............................................         7,890,625
ING Bank N.V. ..............................................         7,890,625
Societe Generale............................................         7,890,625
                                                                --------------
Total.......................................................       252,500,000
                                                                ==============

     The Issuer, failing which the Guarantor, has agreed to pay to the Managers, a combined management and underwriting commission and selling concession of 1.5 per cent. of the aggregate principal amount of the Bonds issued, and an incentive fee of 0.5 per cent. of the aggregate principal amount of the Bonds issued.

     The Issuer, failing which the Guarantor, has agreed to indemnify the Managers in respect of certain matters pursuant to the Subscription Agreement. The Subscription Agreement contains provisions entitling the Joint Lead Managers on behalf of the Managers to terminate the Subscription Agreement in certain circumstances prior to payment to the Issuer.

     During the period from the date hereof to 20 November 2003 (both dates inclusive) the Guarantor will not, without the prior written consent of the Joint Lead Managers on behalf of the Managers (such consent not to be unreasonably withheld or delayed), (i) directly or indirectly, issue, offer, pledge, sell, contract to issue or sell, issue or sell any option or contract to purchase, purchase any option or contract to issue or sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary Shares or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of ordinary Shares, whether any such swap or transaction described in paragraph (i) or (ii) above is to be settled by delivery of ordinary Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply (i) to the Bonds or (ii) in connection with transactions which were publicly announced prior to 16 July 2003 or (iii) to any ordinary Shares issued pursuant to exchange of the Preference Shares upon conversion of the Bonds or the conversion or exchange of any existing bonds which carry the right of conversion or exchange into ordinary Shares or (iv) to any redemption or repurchase of existing bonds which carry the right of conversion or exchange into ordinary Shares or (v) upon exercise of existing options in respect of ordinary Shares or (vi) to the grant of options under any directors' or employees' share scheme (as defined in Section 743 of the Companies Act 1985 or any modification or re-enactment thereof) or (vii) the purchase of ordinary Shares. For the purposes of this paragraph "ordinary Shares" shall include participation certificates and any depositary or other receipt, instrument, rights or entitlement representing ordinary Shares.

GENERAL

     No action has been or will be taken in any jurisdiction by the Managers, the Issuer or the Guarantor that would permit a public offering of the Bonds, or possession or distribution of this Offering Circular (in proof or final form) or any other offering or publicity material relating to the Bonds, in any country or jurisdiction where action for that purpose is required, other than obtaining the consent of the registrar of companies in Jersey. Accordingly, each Manager has undertaken that it will not, directly or indirectly, offer or sell any Bonds or have in its possession, distribute or publish any offering circular, prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Each Manager has represented and agreed that it will, to the best of its knowledge and belief, comply with all applicable laws and regulations in each jurisdiction in or from which it acquires, offers, sells or delivers Bonds or has in its possession or distributes this Offering Circular (in proof or final form) or any such other material, in all cases at its own expense. The Issuer and the Guarantor will have no responsibility for, and each Manager will obtain, any consent, approval or permission required by it for, the acquisition, offer, sale or delivery by it of Bonds under the laws and regulations in force in any jurisdiction to which it is subject or in or from which it makes any acquisition, offer, sale or delivery. No Manager is authorised to make any representation or use any information in connection with the issue, subscription and sale of the Bonds which is inconsistent with the Offering Circular.

1.   UNITED STATES

     The Bonds, the Guarantee, the Preference Shares and the Shares to be delivered upon conversion of the Bonds have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in accordance with Regulation S under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and that, in addition, there are offering prohibitions on sales to US Residents (as defined below) and on the use of means of US interstate commerce in connection with the offering of the Bonds. Each Manager has represented that it has offered and sold the Bonds, and has agreed that it will offer and sell the Bonds (i) as part of their distribution at any time and (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, only in accordance with Rule 903 of Regulation S under the Securities Act, including paragraph (b)(2) thereof. Accordingly, neither it, its affiliates, nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Bonds, and it and they have complied and will comply with the offering restrictions requirement of Regulation S. Each Manager agrees that, at or prior to confirmation of sale of Bonds, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Bonds from it during the distribution compliance period, a confirmation or notice to substantially the following effect:

     "The Securities covered hereby have not been registered under the US Securities Act of 1933 (the "SECURITIES ACT") and may not be offered and sold within the United States or to, or for the account or benefit of, US persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S under the Securities Act ("REGULATION S"). Terms used above have the meanings given to them by Regulation S."

     Terms used in this paragraph have the meanings given to them by Regulation
S.

     Whether or not permitted by Regulation S or US tax laws, no Manager, distributor, dealer or person receiving a selling concession, fee or other remuneration in connection with the offering of the Bonds and no affiliate of any such person may offer or sell the Bonds within the United States or to, or for the account or benefit of, a US Resident (as defined below) (i) as part of their distribution at any time or (ii) otherwise at any time that it is acting as an agent or intermediary of the Issuer or any of its affiliates, and, in any event, until 40 days after the later of the commencement of the offering and the Closing Date, nor may any such Manager, distributor, dealer, person or affiliate use any means of United States interstate commerce (including mail, telecopy and telephone) to offer, sell or deliver the Bonds after sale, in connection with their offering or, while acting as an agent or intermediary of the Issuer, facilitate or otherwise directly or indirectly participate in a transfer of Bonds to a person who would have been prohibited from purchasing such Bonds in the original offering.

     Terms used in this paragraph have the meanings given to them by Regulation
S.

     As used herein, "US RESIDENT" includes any US person, as well as (i) any natural person who is only temporarily residing outside the United States, (ii) any account of a US person over which a non-US fiduciary has investment discretion or any entity which, in either case, is being used to circumvent the registration requirements of the US Investment Company Act of 1940, and (iii) any employee benefit or pension plan that does not have as its participants or beneficiaries persons substantially all of whom are not US persons. In addition, for these purposes, if an entity either has been formed or is operated for the purposes of investing in the Bonds or in other securities of the Issuer, or facilitates individual investment decisions, such as a self-directed employee benefit or pension plan, the Bonds will be deemed to be held for the account of the beneficiaries or other interest holders of such entity, and not for the account of the entity, and thus such beneficiaries or other interest holders must not be US Residents. Terms used in this paragraph have the meanings given to them by Regulation S.

     In addition:

     (i) except to the extent permitted under US Treas. Reg. sec.1.163-5(c)(2)(i)(D) (the "D RULES"), each Manager (a) has represented that it has not offered or sold, and agrees that during a 40-day restricted period it will not offer or sell, Bonds to a person who is within the United States or its possessions or to a United States person, and (b) has represented that it has not delivered and agrees that it will not deliver within the United States or its possessions definitive Bonds that are sold during the restricted period;

     (ii) each Manager has represented that it has and agreed that throughout the restricted period it will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Bonds are aware that such Bonds may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

     (iii) if it is a United States person, each Manager has represented that it is acquiring the Bonds for purposes of resale in connection with their original issue and if it retains Bonds for its own account, it will only do so in accordance with the requirements of US Treas. Reg. sec.1.163-5(c)(2)(i)(D)(6); and

     (iv) with respect to each affiliate that acquires from it Bonds for the purpose of offering or selling such Bonds during the restricted period, each Manager either (a) has repeated and confirmed the representations and agreements contained in paragraphs (i), (ii) and
           (iii) on its behalf or (b) has agreed that it will obtain from such affiliate for the benefit of the Issuer the representations and agreements contained in paragraphs (i), (ii) and (iii).

     Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code of 1986 and regulations thereunder, including the D Rules.

2.   UNITED KINGDOM

     Each Manager has represented, warranted and agreed that (i) it has not offered or sold, and will not offer or sell, any Bonds to persons in the United Kingdom prior to admission of the Bonds to listing in accordance with Part VI of the FSMA, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA; (ii) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue for sale of any Bonds in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

3.   ITALY

     Each Manager understands that the Bonds have not been registered pursuant to Italian securities legislation. Accordingly, each Manager has represented and agreed that:

     (i) it has not offered, sold or delivered, and will not offer, sell or deliver, any Bonds in Italy in a solicitation to the public at large, and that, save as provided below, sale of the Bonds by it shall only be made to an Italian resident who submits an unsolicited offer to purchase the Bonds and shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations;

     (ii) the Bonds may not be offered, sold or delivered and neither the Offering Circular nor any other offering material relating to the Bonds may be distributed or made available in Italy except to "Professional Investors" (operatori qualificati), as defined in
            Article 31.2 of Consob Regulation No. 11522 of 1 July 1998 (as amended, restated or substituted from time to time) ("Regulation No. 11522"), pursuant to Article 30.2 and Article 100 of legislative Decree No. 58 of 24 February 1998 ("Decree No. 58"), or in any other circumstances where an express exemption from compliance with the solicitation restriction, provided by Decree no. 58 or Consob Regulation No. 11971 of 14 May 1999 (as amended, restated or substituted from time to time) ("Regulation No. 11971") applies, provided, however, that: (i) such activities are carried out by a securities intermediary duly authorised to conduct such activities in Italy and in accordance with applicable Italian securities laws and any other applicable legal or regulatory requirements, including, inter alia, Decree No. 58 of 24 February 1998, Regulation No. 11522 Legislative Decree No. 385 of 1 September 1993 (the "Italian Banking Act") and Regulation No. 11971, all as amended, restated and/or substituted from time to time; and (ii) the applicable requirements for notices to the Bank of Italy under Article 129 of the Italian Banking Act, and the Bank of Italy's instructions issued thereunder are fully complied with.

4.   JERSEY

     Each Manager has represented and agreed not to direct its selling efforts in respect of the Bonds towards natural persons or persons (other than financial institutions) who are resident in Jersey.

                              GENERAL INFORMATION

1. The creation and issue of the Bonds has been authorised by a resolution of the Board of Directors of the Issuer dated 18 August 2003. The giving of the Guarantee of the Bonds and execution of the Preference Share Guarantee and Undertaking has been authorised by a resolution of the Board of Directors of the Guarantor dated 10 July 2003, and by a resolution of a committee of the Board of Directors of the Guarantor on 18 August 2003.

2. Save as disclosed below, as at 20 August 2003 there are no legal or arbitration proceedings, including any which are pending or threatened, of which the Issuer or the Guarantor is aware, which may have, or have had during the 12 months prior to the date of this Offering Circular, a significant effect on the financial position of the Issuer or the Guarantor and its subsidiaries:

2.1 CONTINGENT LIABILITIES AND OUTSTANDING LITIGATION

     The Company is aware of the following claims and potential claims, which involve or could involve legal proceedings against it. The Company has received an indemnity from Innogy on an after-tax basis in respect of any liabilities or losses, which it may incur in relation to the claims to the extent set out in the relevant paragraphs below:

     - In June 1994, a complaint was made by the National Association of Licensed Opencast Operators to the European Commission against the Company, PowerGen plc, British Coal Corporation and HM Government. The complaint alleged violations of EU competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requested the Commission to find that the CEGB's practices violated EU laws, The National Association of Licensed Opencast Operators alleged that such a finding would be grounds for a claim for damages in the English courts by its members against the Company. A similar complaint has been made by the South Wales Small Mines Association. Both complaints have been rejected by the European Commission and an appeal to the European Court of First Instance by the National Association of Licensed Opencast Operators was heard in June 2000. A Judgment was given to their favour by the Court of First Instance on 7 February 2001 stating that the Commission has to act on the complaints. IPR has now appealed this ruling, which appeal was heard in February 2001. The Judgment of the European Court will be delivered on 2nd October 2003. In the event that the European Court upholds the ruling of the Court of First Instance, it is possible that claims for damages might be brought against the Company. The Company does not know how many such claims might be brought, nor the amount of damages that might be claimed. Innogy has agreed to indemnify the Company on an after-tax basis to the extent of 50 per cent. of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings.

     - The Company is subject to claims and potential claims by or on behalf of current and former employees including former employees of the CEGB, and contractors in respect of industrial illness and injury. Due to the circumstances of these claims and potential claims, the Company is not able to quantify its potential liability. The Company believes it is insured against its potential liability. Innogy has agreed to indemnify the Company on an after-tax basis to the extent of 50 per cent. of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings to the extent that such liability is not insured by Electra Insurance Limited.

     - International Power is subject to a number of other potential tax claims relating to its acquisition and disposal of assets in the ordinary course of its business in the UK and Australia. These include certain tax claims for which International Power has received an indemnity from Innogy as well as other claims. None of these potential tax claims has yet crystallised and, should any or all of them do so, International Power intends to vigorously assert its position with the relevant tax authorities. Due to the circumstances of these claims and stage of the proceedings, the Company is not able to quantify the potential liability. Potential liability may arise from other tax exposures in a number of other jurisdictions.

     - The Company may, under the terms of the Electricity Act, and the Electricity (Protected Persons) (England and Wales) Pension Regulations 1990 have liabilities in respect of pension benefits and payments to employees of National Power UK at the time of privatisation and who are now not employees of International Power if the current employer fails to meet their pension obligation. The Company does not have the necessary information to know how many people fall into this category and consequently is unable to quantify the potential liability.

3. KPMG Audit Plc of 8 Salisbury Square, London, EC4Y 8BB have given, and have not withdrawn, their consent to the inclusion of their report on the Issuer in this Offering Circular in the form and context in which it is included and have authorised the contents of that part of the Offering Circular for the purposes of paragraph 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

4. There has been no significant change in the financial or trading position of the Issuer since its incorporation on 17 July 2003. There has been no significant change in the financial or trading position of our Group since 31 March 2003, being the date to which the last interim financial statements of the Group were published. There has been no material adverse change in the financial position or trading prospects for 2003 of the Group since 31 December 2002, being the date to which the last audited accounts of the Group were published nor of the Issuer since its incorporation on 17 July 2003.

5. Copies of the following documents may be inspected during normal business hours at the offices of Clifford Chance Limited Liability Partnership at 4 Coleman Street, London EC2R 5JJ during the period of 14 days from the date of this Offering Circular:

     (a)   the Memorandum and Articles of Association of the Issuer;

     (b)   the Memorandum and Articles of Association of the Guarantor;

     (c)   the Preference Share Guarantee and Undertaking;

     (d)   the Subscription Agreement;

     (e)   the Trust Deed;

     (f)   the Paying, Conversion and Exchange Agency Agreement; and

     (g) the audited consolidated financial statements of the Guarantor for the years ended 31 December 2002, 31 December 2001, the nine months ended 31 December 2000 and the year ended 31 March 2000, and the unaudited first quarter financial statements for the quarter ended 31 March 2003 and 31 March 2002.

6. The Bonds and any Coupons and Talons appertaining thereto will bear a legend to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in such legend provide that a United States person who holds a Bond, Coupon or Talon will generally not be allowed to deduct any loss realised on the sale, exchange or redemption of such Bond, Coupon or Talon and any gain (which might otherwise be characterised as capital gain) recognised on such sale, exchange or redemption will be treated as ordinary income.

7. The Bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The ISIN is X50173110262 and the common code is 017311026.

8. The listing of the Bonds on the London Stock Exchange will be expressed in US dollars as a percentage of their principal amount (exclusive of accrued interest). Transactions will normally be effected for settlement in US dollars for delivery on the third business day in London after the date of the transaction. It is expected that the Bonds will be admitted to the Official List of the UK Listing Authority on 21 August 2003, subject only to the issue of the Temporary Global Bond. However, prior to official listing dealings in the Bonds will be permitted by the London Stock Exchange in accordance with its rules.

                     FINANCIAL STATEMENTS OF THE GUARANTOR

                       INDEX TO THE FINANCIAL STATEMENTS

                                    CONTENTS

                                                                PAGE
                                                                ----
Introduction................................................     F-2
Consolidated profit and loss accounts for the year ended 31
  December 2002, the year ended 31 December 2001 and the
  nine month period ended 31 December 2000..................     F-3
Consolidated profit and loss accounts for the year ended 31
  March 2000................................................     F-5
Consolidated balance sheets as at 31 December 2002, 31
  December 2001, and 31 December 2000.......................     F-6
Consolidated balance sheet at 31 March 2000.................     F-7
Consolidated cash flow statements for the year ended 31
  December 2002, the year ended 31 December 2001 and the
  nine month period ended 31 December 2000..................     F-8
Consolidated cash flow statements for the year ended 31
  March 2000................................................     F-9
Consolidated statements of total recognised gains and losses and reconciliation of movements in equity shareholders'
  funds for the year ended 31 December 2002, the year ended
  31 December 2001 and the nine month period ended 31
  December 2000.............................................    F-10
Notes to the consolidated financial statements..............    F-11

     The financial information contained in this section does not constitute statutory accounts within the meaning of section 240(5) of the Companies Act 1985. The information for the three financial periods of nine months ended 31 December 2000, year ended 31 December 2001, year ended 31 December 2002 and year ended 31 March 2000 is extracted without material adjustment from the audited financial statements of the Guarantor for each of these periods, except for adjustments to the financial statements for the year ended 31 March 2000, the nine months ended 31 December 2000 and for the year ended 31 December 2001, which has been adjusted to reflect the requirements of Financial Reporting Standard 19 "FRS19" "Deferred Tax". All financial information is extracted without material adjustment from the Guarantor's 20F filing for the year ending 31 December 2002 which was adjusted for the requirements of FRS19, as referred to above. The audited financial statements of the Guarantor for each of these periods are prepared in all material respects in accordance with the United Kingdom Generally Accepted Accounting Principles. The Guarantor's auditors, KPMG Audit Plc chartered accountants (at the relevant time), have made reports under section 235 of the Companies Act 1985 on the financial statements for each of those periods and statutory accounts have been delivered to the Registrar of Companies in respect thereof. These reports were unqualified and did not contain any such statement as described in Sections 237(2) or (3) of the Companies Act 1985.

     The financial information presented in respect of the Guarantor includes the consolidated group balance sheet, consolidated group profit and loss account and the consolidated cash flow statement. The information for the financial year ended 31 March 2000 is extracted from the Guarantor's audited consolidated financial statements for that period except for adjustments to reflect the requirements of FRS 19 -- Deferred Tax. Innogy was demerged from the Guarantor in October 2000. Accordingly, the information for the financial year ended 31 March 2000 may not be indicative of the Guarantor's results of operations and financial condition for future periods.

     The format adopted for the Guarantor is as presented in its published financial statements.

                     CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                  YEAR ENDED
                                                    YEAR ENDED    31 DECEMBER
                                                    31 DECEMBER      2001         9 MONTHS ENDED 31 DECEMBER 2000
                                                       2002       (RESTATED)*               (RESTATED)*
                                                    -----------   -----------   -----------------------------------
                                            NOTE       GROUP         GROUP      CONTINUING   DISCONTINUED    GROUP
                                            -----   -----------   -----------   ----------   ------------   -------
                                                       LM            LM            LM           LM            LM
Turnover: group and share of joint
  ventures and associates.................             1,129         1,103           762         1,578        2,340
Less: share of joint ventures' turnover...              (122)         (139)          (96)           (5)        (101)
Less: share of associates' turnover.......              (290)         (407)         (382)           --         (382)
                                                      ------        ------        ------        ------      -------
GROUP TURNOVER............................    2          717           557           284         1,573        1,857
Net operating costs -- ordinary...........    3         (509)         (392)         (225)       (1,455)      (1,680)
Net operating costs -- exceptional........    9         (103)           (2)           --          (227)        (227)
                                                      ------        ------        ------        ------      -------
OPERATING PROFIT/(LOSS)
  Excluding exceptional items.............               208           165            59           118          177
  Exceptional items.......................              (103)           (2)           --          (227)        (227)
                                                      ------        ------        ------        ------      -------
OPERATING PROFIT/(LOSS)...................               105           163            59          (109)         (50)
Share of operating profit of:
  Joint ventures..........................                26            27            14             2           16
  Associates..............................               123           134            94            --           94
Income from fixed asset investments --
  ordinary................................                31            --            --            --           --
Income from fixed asset investments --
  exceptional.............................    9           42            --            --            --           --
                                                      ------        ------        ------        ------      -------
                                                          73            --            --            --           --
                                                      ------        ------        ------        ------      -------
OPERATING PROFIT/(LOSS) AND INCOME FROM
  FIXED ASSET INVESTMENTS.................               327           324           167          (107)          60
Non operating exceptional items
  Costs of restructuring..................    9           --            --           (25)           (2)         (27)
  Profit/(loss) on sale of operations.....    9           --            32           (25)           --          (25)
  Demerger costs..........................    9           --            --           (49)           (4)         (53)
                                                      ------        ------        ------        ------      -------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES
  BEFORE INTEREST AND TAXATION
  Excluding exceptional items.............    2          388           326           167           120          287
  Exceptional items.......................               (61)           30           (99)         (233)        (332)
                                                      ------        ------        ------        ------      -------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES
  BEFORE INTEREST AND TAXATION............               327           356            68          (113)         (45)
Interest receivable and similar income....    5           24            24            61            22           83
Interest payable and similar charges --
  ordinary................................    6         (121)         (100)          (98)          (51)        (149)
Interest payable and similar charges --
  exceptional.............................    6           --           (29)           --            --           --
Share of net interest of joint ventures
  and associates..........................   5,6         (35)          (47)          (44)           (1)         (45)
                                                        (132)         (152)          (81)          (30)        (111)
                                                      ------        ------        ------        ------      -------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES
  BEFORE TAXATION.........................               195           204           (13)         (143)        (156)
Tax on profit/(loss) on ordinary
  activities..............................   10          (76)          (64)          (29)           --          (29)
                                                      ------        ------        ------        ------      -------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES AFTER
  TAXATION................................               119           140           (42)         (143)        (185)
Minority interests -- equity..............                (6)           (2)           (4)           --           (4)
                                                      ------        ------        ------        ------      -------
PROFIT/(LOSS) FOR THE FINANCIAL PERIOD
  Excluding exceptional items.............               173           137            53            90          143
  Exceptional items.......................               (60)            1           (99)         (233)        (332)
                                                      ------        ------        ------        ------      -------
PROFIT/(LOSS) FOR THE FINANCIAL PERIOD....               113           138           (46)         (143)        (189)
Demerger dividend.........................   11           --            --          (392)           --         (392)
                                                      ------        ------        ------        ------      -------
RETAINED PROFIT/(LOSS) FOR THE FINANCIAL
  PERIOD..................................               113           138          (438)         (143)        (581)
                                                      ======        ======        ======        ======      =======

------------
* Restated for the adoption of FRS 19 Deferred Tax (see note 1(i) -- Basis of preparation of accounts on F-11).

                                                                 YEAR ENDED
                                                   YEAR ENDED    31 DECEMBER
                                                   31 DECEMBER      2001         9 MONTHS ENDED 31 DECEMBER 2000
                                                      2002       (RESTATED)*               (RESTATED)*
                                                   -----------   -----------   ------------------------------------
                                           NOTE       GROUP         GROUP      CONTINUING   DISCONTINUED    GROUP
                                           -----   -----------   -----------   ----------   ------------   --------
                                                      LM            LM            LM           LM             LM
Earnings/(loss) per share................   12
Basic excluding exceptional items........             15.5p         12.3p          4.8p          8.0p         12.8p
Attributable to exceptional items........            (5.4)p            --        (8.9)p       (20.8)p       (29.7)p
Basic including exceptional items........             10.1p         12.3p        (4.1)p       (12.8)p       (16.9)p
Diluted earnings per share...............             10.1p         12.0p        (4.1)p       (12.8)p       (16.9)p
Dividends per share......................                --            --            --            --            --

     The results for the years ended 31 December 2002 and 2001 derive from continuing operations. There were no material changes in the activities of the entities consolidated in these financial statements and no material acquisitions or disposals.

     The accompanying notes are an integral part of these consolidated financial statements.

                                                                             YEAR ENDED 31 MARCH 2000*
                                                                    --------------------------------------------
                                                                     CONTINUING     DISCONTINUED       GROUP
                                                                    ------------    ------------    ------------
                                                                         LM              LM              LM
                                                                    (RESTATED)**    (RESTATED)**    (RESTATED)**
Turnover: group and share of joint ventures and
  associates..............................................              1,021           3,400           4,421
Less: share of joint ventures' turnover...................                (78)             (5)            (83)
Less: share of associates' turnover.......................               (586)             (1)           (587)
                                                                        -----          ------          ------
GROUP TURNOVER............................................                357           3,394           3,751
Net operating costs -- ordinary...........................               (303)         (2,882)         (3,185)
Net operating costs -- exceptional........................               (320)         (1,073)         (1,393)
                                                                        -----          ------          ------
OPERATING PROFIT/(LOSS)
  Excluding exceptional items.............................                 54             512             566
  Exceptional items.......................................               (320)         (1,073)         (1,393)
                                                                        -----          ------          ------
OPERATING PROFIT/(LOSS)...................................               (266)           (561)           (827)
Share of operating profit of:
  Joint ventures..........................................                 16               3              19
  Associates..............................................                121              --             121
                                                                        -----          ------          ------
TOTAL OPERATING PROFIT/(LOSS): GROUP AND SHARE OF JOINT
  VENTURES AND ASSOCIATES.................................               (129)           (558)           (687)
Non operating exceptional items
  Demerger costs..........................................                (14)             --             (14)
  Profit on disposal of fixed assets......................                 --           1,310           1,310
                                                                        -----          ------          ------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE INTEREST AND
  TAXATION
Excluding exceptional items...............................                191             515             706
Exceptional items.........................................               (334)            237             (97)
                                                                        -----          ------          ------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE INTEREST AND
  TAXATION................................................               (143)            752             609
                                                                        =====          ======
Interest receivable and similar income....................                                                100
Interest payable and similar charges -- ordinary..........                                               (229)
Share of net interest of joint ventures and associates....                                                (63)
                                                                                                       ------
Net interest..............................................                                               (192)
                                                                                                       ------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION......                                                417
Tax on profit/(loss) on ordinary activities...............                                                521
                                                                                                       ------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION.......                                                938
Minority interests -- equity..............................                                                 34
                                                                                                       ------
PROFIT/(LOSS) FOR THE FINANCIAL PERIOD
  Excluding exceptional items.............................                                                529
  Exceptional items.......................................                                                443
PROFIT/(LOSS) FOR THE FINANCIAL PERIOD....................                                                972
Ordinary dividends........................................                                               (175)
                                                                                                       ------
RETAINED PROFIT/(LOSS) FOR THE FINANCIAL PERIOD...........                                                797
                                                                                                       ======

------------

                                                                GROUP
                                                                -----
Earnings/(loss) per share
Basic excluding exceptional items...........................    43.5p
Attributable to exceptional items...........................    36.4p
Basic including exceptional items...........................    79.9p
Diluted earnings per share..................................    79.8p
Dividends per share.........................................    15.0p

* The Group consolidated profit and loss account for the year ended 31 March 2000 represents the results for National Power Group. To distinguish for the shareholders the results of the ongoing business (International Power) and those of the businesses now owned by Innogy Holdings plc, these have been separately disclosed under "continuing" and "discontinued" column headings in the above profit and loss account.

**  Restated for the adoption of FRS 19 Deferred Tax

                          CONSOLIDATED BALANCE SHEETS

                                                                                  AS AT 31         AS AT
                                                                     AS AT        DECEMBER      31 DECEMBER
                                                                  31 DECEMBER       2001           2000
                                                          NOTE       2002        (RESTATED)     (RESTATED)
                                                          -----   -----------    -----------    -----------
                                                                     LM             LM             LM
FIXED ASSETS
Intangible assets
  Goodwill, net.........................................                 8              7              7
  Negative goodwill, net................................                (7)           (12)           (12)
                                                                    ------         ------         ------
Net goodwill............................................   13            1             (5)            (5)
Tangible fixed assets...................................   14        2,473          2,648          2,214
Fixed asset investments
  Joint ventures:
    Share of gross assets...............................               300            287            251
    Share of gross liabilities..........................              (198)          (188)          (161)
                                                                    ------         ------         ------
  Net investment in joint ventures......................               102             99             90
  Net investment in associates..........................               303            313            635
  Other investments.....................................               102             97             94
                                                                    ------         ------         ------
Total fixed asset investments...........................   15          507            509            819
                                                                    ------         ------         ------
TOTAL FIXED ASSETS......................................             2,981          3,152          3,028
                                                                    ------         ------         ------
CURRENT ASSETS
Stocks..................................................                55             25             21
Debtors.................................................   18          134            158            132
Investments.............................................   19           43             47             --
Cash at bank and in hand................................               799            596            107
                                                                    ------         ------         ------
TOTAL CURRENT ASSETS....................................             1,031            826            260
TOTAL ASSETS............................................             4,012          3,978          3,288
                                                                    ------         ------         ------
Creditors: amounts falling due within one year..........   20
  Secured loans without recourse........................              (810)          (112)           (37)
  Other current liabilities.............................              (595)          (503)          (321)
                                                                    ------         ------         ------
                                                                    (1,405)          (615)          (358)
                                                                    ------         ------         ------
NET CURRENT (LIABILITIES)/ ASSETS.......................              (374)           211            (98)
                                                                    ------         ------         ------
TOTAL ASSETS LESS CURRENT LIABILITIES...................             2,607          3,363          2,930
Creditors: amounts falling due after more than one
  year..................................................   21         (583)        (1,436)        (1,101)
Provisions for liabilities and charges..................   22         (255)          (230)          (243)
                                                                    ------         ------         ------
NET ASSETS EMPLOYED.....................................    2        1,769          1,697          1,586
                                                                    ======         ======         ======
CAPITAL AND RESERVES
Called up share capital.................................  24/25        559            559            559
Share premium account...................................   25          289            289            289
Capital redemption reserve..............................   25          140            140            140
Capital reserve.........................................   25          422            422            422
Profit and loss account.................................   25          330            260            124
                                                                    ------         ------         ------
SHAREHOLDERS' FUNDS -- EQUITY...........................   25        1,740          1,670          1,534
Minority interests -- equity............................                29             27             52
                                                                    ------         ------         ------
TOTAL EQUITY............................................             1,769          1,697          1,586
                                                                    ======         ======         ======

     The accompanying notes are an integral part of these consolidated financial statements.

                                                                AS AT
                                                               31 MARCH
                                                                 2000
                                                              (RESTATED)
                                                              ----------
                                                                 LM
FIXED ASSETS
Intangible assets
  Goodwill..................................................       585
  Negative goodwill.........................................        (5)
                                                                ------
Net goodwill................................................       580
Tangible fixed assets.......................................     2,913
Fixed asset investments
  Joint ventures
Share of gross assets.......................................       200
  Share of gross liabilities................................      (138)
                                                                ------
Net investment in joint ventures............................        62
Associates..................................................       638
Other investments...........................................        88
                                                                ------
Total investments...........................................       788
                                                                ------
TOTAL FIXED ASSETS..........................................     4,281
                                                                ------
CURRENT ASSETS
Stocks......................................................        57
Debtors: recoverable within one year........................       513
Debtors: recoverable after more than one year...............       134
Investments.................................................     1,269
Cash and short-term deposits................................       855
                                                                ------
TOTAL CURRENT ASSETS........................................     2,828
                                                                ------
TOTAL ASSETS................................................     7,109
                                                                ------
CREDITORS: amounts falling due within one year..............    (1,185)
                                                                ------
NET CURRENT ASSETS..........................................     1,643
                                                                ------
TOTAL ASSETS LESS CURRENT LIABILITIES.......................     5,924
CREDITORS: amounts falling due after more than one year.....    (2,504)
PROVISIONS FOR LIABILITIES AND CHARGES......................    (1,169)
                                                                ------
NET ASSETS EMPLOYED.........................................     2,251
                                                                ======
CAPITAL AND RESERVES
Called up share capital.....................................       558
Share premium account.......................................       286
Capital redemption reserve..................................       140
Capital reserve.............................................       422
Profit and loss account.....................................       736
                                                                ------
SHAREHOLDERS' FUNDS -- EQUITY...............................     2,142
MINORITY INTERESTS -- EQUITY................................       109
                                                                ------
TOTAL EQUITY................................................     2,251
                                                                ======

                       CONSOLIDATED CASH FLOW STATEMENTS

                                                                                                 9 MONTHS
                                                                  YEAR ENDED     YEAR ENDED        ENDED
                                                                  31 DECEMBER    31 DECEMBER    31 DECEMBER
                                                          NOTE       2002           2001           2000
                                                          -----   -----------    -----------    -----------
                                                                     LM             LM             LM
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES.....   26
Continuing..............................................               276            274            (10)
Discontinued............................................                --             --           (289)
                                                                    ------         ------         ------
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES.....               276            274           (299)
Dividends received from associates and joint ventures...   26           84             59             21
Dividends received from fixed asset investments --
  ordinary..............................................                31             --             --
                                                                    ------         ------         ------
                                                                       391            333           (278)
Dividends received from fixed asset investments --
  exceptional...........................................                42             --             --
Returns on investments and servicing of finance --
  ordinary..............................................   26          (88)          (105)           (79)
Returns on investments and servicing of finance --
  exceptional...........................................   26          (25)            --             --
Tax.....................................................               (20)            (1)           (10)
Capital expenditure and financial investment............   26
  Continuing............................................              (159)          (406)          (576)
  Discontinued..........................................                --             --           (114)
                                                                    ------         ------         ------
Capital expenditure and financial investment -- Group...              (159)          (406)          (690)
Acquisitions and disposals..............................   26
  Continuing............................................              (144)           318            (42)
  Discontinued..........................................                --             --            (12)
                                                                    ------         ------         ------
Acquisitions and disposals -- Group.....................              (144)           318            (54)
Equity dividends paid...................................                --             --           (116)
                                                                    ------         ------         ------
NET CASH (OUTFLOW)/ INFLOW BEFORE MANAGEMENT OF LIQUID
  RESOURCES AND FINANCING ACTIVITIES....................                (3)           139         (1,227)
Management of liquid resources
  Movement in short-term investments....................                --            (48)         1,155
Financing activities....................................   26          210            406            (50)
                                                                    ------         ------         ------
INCREASE/(DECREASE) IN CASH IN THE PERIOD...............               207            497           (122)
                                                                    ======         ======         ======

      CONSOLIDATED RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                                                                 9 MONTHS
                                                                  YEAR ENDED     YEAR ENDED        ENDED
                                                                  31 DECEMBER    31 DECEMBER    31 DECEMBER
                                                          NOTE       2002           2001           2000
                                                          -----   -----------    -----------    -----------
                                                                     LM             LM             LM
Increase/(decrease) in cash in the period...............   29          207            497           (122)
Cash (inflow)/outflow from (increase)/decrease in debt
  and lease financing...................................   29         (210)          (406)            54
Cash outflow/(inflow) from increase/(decrease) in liquid
  resources.............................................   29           --             48         (1,155)
                                                                    ------         ------         ------
Change in net debt resulting from cash flows............                (3)           139         (1,223)
Translation differences.................................                98             17            (32)
Net debt transferred to Innogy..........................                --             --            679
Other non-cash movements................................               (10)            18             (5)
                                                                    ------         ------         ------
Movement in net debt in the period......................                85            174           (581)
Net debt at the start of the period.....................              (897)        (1,071)          (490)
                                                                    ------         ------         ------
NET DEBT AT THE END OF THE PERIOD.......................              (812)          (897)        (1,071)
                                                                    ======         ======         ======

     The accompanying notes are an integral part of these consolidated financial statements.

                                                              YEAR ENDED
                                                               31 MARCH
                                                                 2000
                                                              ----------
                                                                 LM
NET CASH INFLOW FROM OPERATING ACTIVITIES
Ongoing.....................................................       214
To be demerged..............................................       541
                                                                ------
                                                                   755
                                                                ------
DIVIDENDS RECEIVED FROM ASSOCIATES AND JOINT VENTURES
Dividends from joint ventures...............................         7
Dividends from associates...................................        19
                                                                ------
TOTAL DIVIDENDS RECEIVED FROM ASSOCIATES AND JOINT
  VENTURES..................................................        26
                                                                ------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Debt and loan interest paid.................................      (220)
Finance lease interest paid.................................       (28)
Other interest and dividends received.......................        91
                                                                ------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENT AND SERVICING OF
  FINANCE...................................................      (157)
                                                                ------
TAXATION
Corporation tax and ACT received/(paid).....................       (24)
                                                                ------
TOTAL TAXATION PAID.........................................       (24)
                                                                ------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Ongoing.....................................................      (456)
To be demerged..............................................     2,555
                                                                ------
NET CASH INFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL
  INVESTMENT................................................     2,099
                                                                ------
ACQUISITIONS AND DISPOSALS
Ongoing.....................................................      (353)
To be demerged..............................................      (180)
                                                                ------
NET CASH OUTFLOW FROM ACQUISITIONS AND DISPOSALS............      (533)
                                                                ------
EQUITY DIVIDENDS PAID.......................................      (416)
                                                                ------
NET CASH (OUTFLOW)/INFLOW BEFORE MANAGEMENT OF LIQUID
  RESOURCES AND FINANCING...................................     1,750
MANAGEMENT OF LIQUID RESOURCES
Movement in short-term investments..........................      (440)
FINANCING ACTIVITIES........................................      (793)
                                                                ------
INCREASE IN CASH IN THE YEAR................................       517
                                                                ======

      CONSOLIDATED RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                                LM
Increase in cash in the year................................     517
Cash outflow from decrease in debt and lease financing......     337
Cash outflow from increase in liquid resources..............     440
                                                              ------
Change in net debt resulting from cash flows................   1,294
Translation differences.....................................       9
Other non-cash movements....................................      65
                                                              ------
Movement in net debt in the year............................   1,368
Net debt at the start of the year...........................  (1,858)
                                                              ------
Net debt at the end of the year.............................    (490)
                                                              ======

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                                 9 MONTHS
                                                                                 YEAR ENDED        ENDED
                                                                  YEAR ENDED     31 DECEMBER    31 DECEMBER
                                                                  31 DECEMBER       2001           2000
                                                                     2002        (RESTATED)     (RESTATED)
                                                                  -----------    -----------    -----------
                                                                     LM             LM             LM
Profit/(loss) for the financial period..................               113            138           (189)
Exchange differences on the retranslation of net
  investments and related borrowings (net of L10 million
  tax in 2002)..........................................               (42)            (4)           (31)
Share of recognised (loss)/gain of associated
  undertaking...........................................                (1)             2             --
                                                                    ------         ------         ------
TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE
  FINANCIAL PERIOD......................................                70            136           (220)
                                                                                   ======         ======
Prior period adjustment*................................              (155)
                                                                    ------
Total recognised gains and losses since last annual
  report................................................               (85)
                                                                    ======

           RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

                                                                                                 9 MONTHS
                                                                                 YEAR ENDED        ENDED
                                                                  YEAR ENDED     31 DECEMBER    31 DECEMBER
                                                                  31 DECEMBER       2001           2000
                                                          NOTE       2002        (RESTATED)     (RESTATED)
                                                          -----   -----------    -----------    -----------
                                                                     LM             LM             LM
Profit/(loss) for the financial period..................               113            138           (189)
Demerger dividend.......................................                --             --           (392)
                                                                    ------         ------         ------
                                                                       113            138           (581)
Other recognised gains and losses relating to the
  year..................................................   25          (43)            (2)           (31)
Issue of shares.........................................   25           --             --              4
                                                                    ------         ------         ------
Net additions/(reduction) to shareholders' funds........                70            136           (608)
Opening shareholders' funds as originally stated........             1,825          1,683          2,283
Prior period adjustment*................................              (155)          (149)          (141)
                                                                    ------         ------         ------
Opening shareholders' funds as restated.................             1,670          1,534          2,142
                                                                    ------         ------         ------
Balance at end of period................................             1,740          1,670          1,534
                                                                    ======         ======         ======

------------
* Restated for the adoption of FRS 19 Deferred Tax (see note 1(i) -- Basis of preparation of accounts on F-11)

     The accompanying notes are an integral part of this consolidated financial information.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   PRINCIPAL ACCOUNTING POLICIES

     The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's consolidated financial statements.

(I) BASIS OF PREPARATION OF ACCOUNTS

     The financial statements of International Power plc and its subsidiary undertakings (the Group) are prepared under the historical cost convention and in accordance with applicable Accounting Standards. The comparative figures for the year ended 31 December 2001 and the nine month period ended 31 December 2000 have been restated following the adoption of FRS 19 Deferred Tax. The adoption of FRS 19 has decreased equity shareholders' funds at 1 January 2002 by L155 million net, representing an increase of L170 million in deferred tax provisions, additional provisions of L6 million made against the carrying value of joint ventures and associates, less L21 million reclassified from goodwill. The profit for the year ended 31 December 2001 was decreased by L6 million (nine months to 31 December 2000: L8 million).

(II) BASIS OF CONSOLIDATION

     The consolidated financial statements include the financial statements of the Company and all of its subsidiary undertakings up to 31 December 2002. The results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

     An associate is an undertaking in which the Group has a long-term participating interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long-term participating interest and over which it exercises joint control. The Group's share of the profits less losses of associates and of joint ventures is included in the consolidated profit and loss account. Its interest in their net assets is included in fixed asset investments in the consolidated balance sheet.

     Purchased goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 1 April 1998, when FRS 10 Goodwill and Intangible Assets was adopted, was set off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously set off to reserves is taken back through the profit and loss account as part of the profit or loss on disposal.

     Purchased goodwill (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 April 1998 is capitalised. Positive goodwill is fully amortised by equal annual instalments over its estimated useful life, currently not more than 20 years.

     Negative goodwill arising on consolidation in respect of acquisitions since 1 April 1998 is included within fixed assets and is released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisition are recovered, whether through amortisation or sale.

     On the subsequent disposal or termination of a business acquired since 1 April 1998, the profit or loss on disposal or termination is calculated after charging/(crediting) the unamortised amount of any related goodwill/(negative goodwill).

(III) INCOME RECOGNITION

     Turnover, from plants subject to power purchase agreements (PPAs), is recognised in accordance with the contract terms in respect of owned assets or in accordance with note (viii) for leased assets. Turnover from merchant plants is recognised as output is delivered after taking account of related hedging contracts. Liquidated damages (LDs), in respect of late commissioning, are included in other operating income. Proprietary trading income is recognised on the basis of completed contracts and the mark-to-market value of outstanding contracts at the period end.

(IV) PENSION COSTS

     For defined benefit arrangements, pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet.

     For defined contribution arrangements, contributions are charged to the profit and loss account as they fall due.

(V) FOREIGN EXCHANGE

     The profits or losses of overseas subsidiary undertakings, associates and joint ventures are translated into sterling at average rates of exchange. Balance sheets of subsidiary undertakings and net investments in associates and joint ventures are translated at closing rates.

     Exchange differences arising on the retranslation at closing rates of foreign currency denominated balance sheets and net investments in associates and joint ventures, together with the adjustment to convert the balance of retained profits to closing rates, are taken directly to reserves.

     Transactions denominated in foreign currencies arising in the normal course of business are translated into sterling at the exchange rate ruling on the date payment takes place unless related or matching forward foreign exchange contracts have been entered into, when the rate specified in the contract is used. Monetary assets and liabilities expressed in foreign currencies that are not covered by hedging arrangements are translated into sterling at the rates of exchange ruling at the balance sheet date and any difference arising on the retranslation of those amounts is taken to the profit and loss account.

(VI) INTEREST

     Interest on borrowings relating to major capital projects with long periods of development is capitalised during their construction and written-off as part of the total cost over the useful life of the asset. All other interest is charged to the profit and loss account as incurred. Included within the interest charge in the profit and loss account is the unwinding of discounts on long-term provisions.

(VII) TANGIBLE FIXED ASSETS

     Tangible fixed assets are stated at original cost less accumulated depreciation and any provision for impairment in value. In the case of assets constructed by the Group, related works, commissioning and borrowing costs as defined under FRS 15 (Tangible Fixed Assets) are included in cost. Assets in the course of construction are included in tangible fixed assets on the basis of expenditure incurred at the balance sheet date.

     Project development costs (including appropriate direct internal costs) are capitalised from the point that the Board confirms that it is reasonably certain that the project will proceed to completion.

     Depreciation is calculated so as to write-down the cost of tangible fixed assets to their residual value evenly over their estimated useful lives. Estimated useful lives are reviewed periodically, taking into account commercial and technological obsolescence as well as normal wear and tear, provision being made where the carrying value may not be recoverable.

     The depreciation charge is based on the following estimates of useful lives:

                                                                YEARS
                                                                -----
Power stations..............................................    20-40
Fixtures, fittings, tools and equipment.....................      4-5
Computer equipment and software.............................      3-5
Hot gas path combined cycle gas turbine (CCGT) blades, on
  average...................................................      2-4

     Freehold land is not depreciated.

(VIII) LEASED ASSETS

As lessee

     Assets leased under finance leases are capitalised and depreciated over the shorter of the lease periods and the estimated operational lives of the assets. The interest element of the finance lease repayments is charged to the profit and loss account in proportion to the balance of the capital repayments outstanding. Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis.

As lessor

     Rentals receivable under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net cash investment in the lease in each period. The amounts due from lessees under finance leases are recorded in the balance sheet as a debtor at the amount of the net investment in the lease after making provision for bad and doubtful rentals receivable.

(IX) FIXED ASSET INVESTMENTS

     Fixed asset investments (other than joint ventures and associates which are discussed in note (ii)) are stated at cost less provision for any impairment in value.

(X) CURRENT ASSET INVESTMENTS

     Current asset investments are stated at the lower of cost and market value.

(XI) STOCKS

     Operating stocks consist of fuel and stores and are valued at the lower of cost and net realisable value. These are included as current assets.

(XII) DEFERRED TAXATION

     Deferred taxation is provided on timing differences, arising from the different treatment for accounts and taxation purposes of transactions and events recognised in the financial statements of the current year and previous years. Deferred taxation is calculated at the rates at which it is estimated that tax will arise.

(XIII) FINANCIAL INSTRUMENTS

     The Group uses a range of derivative instruments, including interest rate swaps, options, energy-based futures contracts and foreign exchange contracts and swaps. Derivative instruments are used for hedging purposes, apart from energy-based futures contracts, some of which are used for trading purposes. Interest differentials on derivative instruments are charged to the profit and loss account as interest costs in the period to which they relate. Accounting for foreign currency transactions is described in the foreign exchange policy in note (v). Changes in the market value of futures trading contracts are reflected in the profit and loss account in the period in which the change occurs.

(XIV) DEBT INSTRUMENTS

     New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are charged to the profit and loss account over the life of the instrument.

2.   GROUP SEGMENTAL ANALYSIS

(A) BY CLASS OF BUSINESS

                                    YEAR ENDED     YEAR ENDED
                                    31 DECEMBER    31 DECEMBER        9 MONTHS ENDED 31 DECEMBER
                                       2002           2001                       2000
                                    -----------    -----------    -----------------------------------
                                       GROUP          GROUP       CONTINUING    DISCONTINUED    GROUP
                                    -----------    -----------    ----------    ------------    -----
                                       LM             LM            LM             LM            LM
GROUP TURNOVER
Electricity generation..........       1,129          1,103           762             --          762
Discontinued operations.........          --             --            --          1,578        1,578
Corporate.......................          --             --            --             --           --
                                       -----          -----         -----          -----        -----
                                       1,129          1,103           762          1,578        2,340
Less: turnover of joint
  ventures......................        (122)          (139)          (96)            (5)        (101)
Less: turnover of associates....        (290)          (407)         (382)            --         (382)
                                       -----          -----         -----          -----        -----
                                         717            557           284          1,573        1,857
                                       =====          =====         =====          =====        =====

                                    YEAR ENDED     YEAR ENDED
                                    31 DECEMBER    31 DECEMBER        9 MONTHS ENDED 31 DECEMBER
                                       2002           2001                       2000
                                    -----------    -----------    -----------------------------------
                                       GROUP          GROUP       CONTINUING    DISCONTINUED    GROUP
                                    -----------    -----------    ----------    ------------    -----
                                       LM             LM            LM             LM            LM
PROFIT BEFORE INTEREST AND
  TAXATION (EXCLUDING ALL
  EXCEPTIONAL ITEMS)
Electricity generation..........         417            354           201             --          201
Discontinued operations.........          --             --            --            166          166
Corporate costs.................         (29)           (28)          (34)           (46)         (80)
                                       -----          -----          ----          -----        -----
                                         388            326           167            120          287
                                       =====          =====          ====          =====        =====

(B) BY GEOGRAPHICAL AREA

                                    YEAR ENDED     YEAR ENDED
                                    31 DECEMBER    31 DECEMBER        9 MONTHS ENDED 31 DECEMBER
                                       2002           2001                       2000
                                    -----------    -----------    -----------------------------------
                                       GROUP          GROUP       CONTINUING    DISCONTINUED    GROUP
                                    -----------    -----------    ----------    ------------    -----
                                       LM             LM            LM             LM            LM
GROUP TURNOVER
North America...................         315            237           115             --          115
Europe and Middle East..........         440            521           405          1,578        1,983
Australia.......................         226            194           106             --          106
Rest of World...................         148            151           136             --          136
                                       -----          -----          ----          -----        -----
                                       1,129          1,103           762          1,578        2,340
Less: turnover of joint
  ventures......................        (122)          (139)          (96)            (5)        (101)
Less: turnover of associates....        (290)          (407)         (382)            --         (382)
                                       -----          -----          ----          -----        -----
                                         717            557           284          1,573        1,857
                                       =====          =====          ====          =====        =====

                                    YEAR ENDED     YEAR ENDED
                                    31 DECEMBER    31 DECEMBER        9 MONTHS ENDED 31 DECEMBER
                                       2002           2001                       2000
                                    -----------    -----------    -----------------------------------
                                       GROUP          GROUP       CONTINUING    DISCONTINUED    GROUP
                                    -----------    -----------    ----------    ------------    -----
                                       LM             LM            LM             LM            LM
PROFIT BEFORE INTEREST AND
  TAXATION (EXCLUDING ALL
  EXCEPTIONAL ITEMS)
North America...................          99             93            34             --           34
Europe and Middle East..........         109            141            88            166          254
Australia.......................         101             72            46             --           46
Rest of World...................         108             48            33             --           33
                                       -----          -----          ----          -----        -----
                                         417            354           201            166          367
Corporate costs.................         (29)           (28)          (34)           (46)         (80)
                                       -----          -----          ----          -----        -----
                                         388            326           167            120          287
                                       =====          =====          ====          =====        =====

     An analysis of exceptional items is given in note 9.

     The profit before interest and taxation after exceptional items of Europe and Middle East and Rest of World is L6 million and L150 million, respectively. (Year ended 31 December 2001: Europe and Middle East -- L161 million, Rest of World -- L50 million, corporate costs -- L20 million; nine months ended 31 December 2000: Europe and Middle East -- L27 million, corporate costs -- L185 million).

     North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to L102 million (year ended 31 December 2001: L80 million; nine months ended 31 December 2000: L28 million).

     Sales of electricity generated in each geographic region are made solely to customers in the same geographic area.

(C) NET ASSETS EMPLOYED BY GEOGRAPHICAL AREA

                                                                   NET OPERATING ASSETS
                                                                --------------------------
                                                                               31 DECEMBER
                                                                31 DECEMBER       2001
GEOGRAPHICAL ANALYSIS BY ORIGIN                                    2002        (RESTATED)
-------------------------------                                 -----------    -----------
                                                                   LM             LM
North America...............................................       1,197          1,287
Europe and Middle East......................................         611            672
Australia...................................................         787            778
Rest of World...............................................         303            299
Corporate and development...................................         (66)          (207)
                                                                  ------         ------
Net operating assets........................................       2,832          2,829
Borrowings..................................................      (1,654)        (1,540)
Cash and short-term deposits................................         842            643
Deferred tax................................................        (219)          (197)
Corporation tax.............................................         (53)           (57)
Goodwill -- on acquisition of associated undertakings.......          20             24
Goodwill -- on acquisition of subsidiary undertakings.......           1             (5)
                                                                  ------         ------
NET ASSETS PER CONSOLIDATED BALANCE SHEET...................       1,769          1,697
                                                                  ======         ======

3.   NET OPERATING COSTS BEFORE EXCEPTIONAL ITEMS

                                    YEAR ENDED     YEAR ENDED
                                    31 DECEMBER    31 DECEMBER        9 MONTHS ENDED 31 DECEMBER
                                       2002           2001                       2000
                                    -----------    -----------    -----------------------------------
                                       GROUP          GROUP       CONTINUING    DISCONTINUED    GROUP
                                    -----------    -----------    ----------    ------------    -----
                                       LM             LM            LM             LM            LM
Cost of sales...................         558            383           205            956        1,161
Other operating costs...........          85            105            60            499          559
Other operating income..........        (134)           (96)          (40)            --          (40)
                                       -----          -----          ----          -----        -----
                                         509            392           225          1,455        1,680
                                       =====          =====          ====          =====        =====

     Other operating income includes compensation for the late commissioning of plants, billings in respect of operations and maintenance services and profit on sale of development sites.

4.   PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

     Profit on ordinary activities before taxation is stated after charging/(crediting):

                                    YEAR ENDED     YEAR ENDED
                                    31 DECEMBER    31 DECEMBER        9 MONTHS ENDED 31 DECEMBER
                                       2002           2001                       2000
                                    -----------    -----------    -----------------------------------
                                       GROUP          GROUP       CONTINUING    DISCONTINUED    GROUP
                                    -----------    -----------    ----------    ------------    -----
                                       LM             LM            LM             LM            LM
Depreciation of tangible
  fixed assets..................         111             95            40             56           96
Amortisation of intangible fixed
  assets........................          (1)            (1)           --             14           14
Other amortisation..............           2             --            --             --           --
Development costs net of
  recoveries and amounts
  capitalised...................           8             18             7             --            7
Operating exceptional items
  (Note 9)......................         103              2            --            227          227
Property lease rentals payable
  (net of recoveries)...........           2              3             5              3            8
Profit on disposal of fixed
  assets (excluding exceptional
  items)........................          --             (1)           --             --           --
Foreign exchange
  (gains)/losses................          13              1            (2)            --           (2)
Auditors' remuneration -- audit
  fees..........................         0.8            0.7           0.7            0.2          0.9
Auditors' remuneration -- other
  fees paid to the lead auditors
  and their associates for
  services......................         0.6            1.0           7.3            0.1          7.4
                                       =====          =====          ====          =====        =====

5.   INTEREST RECEIVABLE AND SIMILAR INCOME

                                                      YEAR ENDED     YEAR ENDED     9 MONTHS ENDED
                                                      31 DECEMBER    31 DECEMBER     31 DECEMBER
                                                         2002           2001             2000
                                                      -----------    -----------    --------------
                                                        LM             LM              LM
A) GROUP INTEREST RECEIVABLE AND SIMILAR INCOME
Interest receivable and similar income............         24             24              83
                                                          ---            ---             ---
Total Group interest receivable and similar
  income..........................................         24             24              83
                                                          ===            ===             ===
B) INTEREST RECEIVABLE OF ASSOCIATES AND JOINT
  VENTURES
Share of interest receivable of associates........         --             --               3
                                                          ---            ---             ---
                                                           --             --               3
                                                          ===            ===             ===

6.   INTEREST PAYABLE AND SIMILAR CHARGES

                                                      YEAR ENDED     YEAR ENDED     9 MONTHS ENDED
                                                      31 DECEMBER    31 DECEMBER     31 DECEMBER
                                                         2002           2001             2000
                                                      -----------    -----------    --------------
                                                        LM             LM              LM
A) GROUP INTEREST PAYABLE AND SIMILAR CHARGES
Interest on:
  Bank loans and overdrafts.......................        102            103              92
  Other borrowings................................         24             16              57
                                                          ---            ---             ---
                                                          126            119             149
Finance charges payable -- finance leases.........         --             --              12
Finance charges on discounting of deferred
  consideration...................................         --              4              --
                                                          ---            ---             ---
Interest payable and similar charges before
  capitalisation and exceptional interest.........        126            123             161
Interest capitalised..............................         (5)           (23)            (12)
                                                          ---            ---             ---
Group interest payable and similar charges --
  ordinary........................................        121            100             149
Exceptional interest (note 9).....................         --             29              --
                                                          ---            ---             ---
TOTAL GROUP INTEREST PAYABLE AND SIMILAR
  CHARGES.........................................        121            129             149
                                                          ===            ===             ===
B) INTEREST PAYABLE OF ASSOCIATES AND JOINT
  VENTURES
Share of interest payable of joint ventures.......         12             14              11
Share of interest payable of associates...........         23             33              37
                                                          ---            ---             ---
                                                           35             47              48
                                                          ===            ===             ===

7.   DIRECTORS' AND EMPLOYEES' REMUNERATION

(A) DIRECTORS' AGGREGATE REMUNERATION

     The table below shows the aggregate remuneration of the International Power plc Directors for the year ended 31 December 2002 and compares it with the figures for the year ended 31 December 2001 and the nine months ended 31 December 2000.

                                                                                                                AGGREGATE
                                                                                    AGGREGATE     AGGREGATE     REMUNERA-
                                                   PERFORM-                         REMUNERA-     REMUNERA-       TION
                                         TERMINA-    ANCE     PAYMENT              TION YEAR TO  TION YEAR TO  9 MONTHS TO
                                           TION    RELATED   IN LIEU OF   OTHER    31 DECEMBER   31 DECEMBER   31 DECEMBER
                       SALARY    FEES    PAYMENT    BONUS     PENSION    BENEFITS      2002          2001         2000
                       -------  -------  --------  --------  ----------  --------  ------------  ------------  -----------
                          L        L        L         L          L          L           L             L             L
Sir Neville Simms*...  175,000       --        --        --          --        --      175,000       175,000        56,250
P G Cox(2)(7)........  291,500       --        --   116,600      87,450    14,082      509,632       460,655       104,173
D W Crane(2)(7)......  291,500       --        --   116,600      87,450    17,761      513,311       467,029       104,880
P Giller(3)(4)(7)....  194,094       --   403,799        --          --    77,950      675,843       530,998       155,224
A R Isaac *(1).......       --   35,000        --        --          --        --       35,000        30,000         7,500
J D Taylor *(1)......       --   30,000        --        --          --        --       30,000        25,000         6,250
A Baan *(1)
  (appointed
  1.6.2002)..........       --   17,500        --        --          --        --       17,500            --            --
J M Amusategui*......       --       --        --        --          --        --           --        14,583        16,250
J J Moore(5).........       --       --        --        --          --        --           --        18,433     1,073,798
D R Hendrix*(1)
  (resigned
  23.5.2002).........       --   12,500        --        --          --        --       12,500        25,000        16,250
Sir John Collins
  **(6)..............       --       --        --        --          --        --           --            --       112,500
G A Brown **(6)......       --       --        --        --          --        --           --            --     1,368,521
A Carnwath *.........       --       --        --        --          --        --           --            --        10,000
B M Count ***........       --       --        --        --          --        --           --            --       145,704
C B Gough * (***)....       --       --        --        --          --        --           --            --        16,250
R M Witcomb **(6)....       --       --        --        --          --        --           --            --       652,390
                       -------  -------  --------  --------  ----------  --------  -----------   -----------   -----------
TOTAL................  952,094   95,000   403,799   233,200     174,900   109,793    1,968,786     1,746,698     3,845,940
                       =======  =======  ========  ========  ==========  ========  ===========   ===========   ===========

------------
*   Non-Executive

** Directors of National Power PLC who terminated their appointments on demerger

*** Directors of National Power PLC who transferred to Innogy Holdings plc.

Notes:

(1) The International Power plc Non-Executive Directors' fees are split between an annual fee of L15,000 for Board membership, for attendance at Board meetings and for general duties as Directors. They each receive a further L15,000 per annum for their membership of Board Committees. In addition, Tony Isaac receives an additional fee of L5,000 per annum for his role as Senior Independent Director. Adri Baan joined the Company on 1 June 2002. Dennis Hendrix ceased to be a Director on 23 May 2002.

(2) David Crane and Philip Cox both received a cash supplement of 30% of base salary in lieu of pension scheme arrangements. They also received a company car allowance and private medical insurance, all of which are included in other benefits.

(3) On 2 October 2000, Peter Giller received a one-off conditional award of 677,564 Ordinary Shares in the Company in respect of his three year term of employment (subject to the rules of the Restricted Share Plan). One third of the Ordinary Shares conditionally awarded to him (being 225,854) were issued to him on 2 October 2001 and a further third (225,855) was released on 2 October 2002. The final third (225,855) were issued to him on termination of his service agreement on 31 December 2002. The salary reflected in the table above reflects: 9/12 of the value of his 2002 release, based on the share price at 2 October 2002 of 82.875p per share at the time of the vesting of the shares; and 3/12 of the remaining third released to him on 31 December 2002 based on a share price of 95.125p per share. In addition, during 2002 he was provided with a weekly cash supplement of L1,100 in respect of housing costs (which is included in other benefits).

(4) As part of Peter Giller's termination of his service agreement he received, on 31 December 2002, the balance of his 2003 Restricted Share Plan release and the full release of his 2002 Performance Share Plan award of 255,102 shares. Both of these releases were based on a share price of 95.125p per share, and are reflected in the termination payment shown in the table above. He also received, as part of termination arrangements, a relocation allowance of L25,000 (which is included in other benefits).

(5) The aggregate remuneration for the nine months to 31 December 2000 includes contractual payments following his resignation.

(6) The aggregate remuneration for the nine months to 31 December 2000 includes their termination payments.

(7) The aggregate remuneration for the nine months to 31 December 2000 for Peter Giller, Philip Cox and David Crane includes their remuneration for the period October to December 2000 only.

LONG-TERM INCENTIVE PLANS

(I) DEMERGER LTIP

                                                                        MARKET VALUE OF
                       NO. OF SHARES                                      AN ORDINARY                        NO. OF SHARES
                       UNDER AWARD AS     CONDITIONAL                     SHARE AS AT          END OF        UNDER AWARD AS
                        AT 1 JANUARY      AWARDS MADE       DATE OF          DATE           PERFORMANCE      AT 31 DECEMBER
                            2002        DURING THE YEAR      AWARD         OF AWARD            PERIOD             2002
                       --------------   ---------------   -----------   ---------------   ----------------   --------------
P Giller.............       --                   --                --          --                       --           --
D W Crane............       --                   --                --          --           2 October 2003           --
P G Cox..............       --                   --                --          --           2 October 2003           --

(II) 2002 PERFORMANCE SHARE PLAN

                                                                        MARKET VALUE OF
                       NO. OF SHARES                                      AN ORDINARY                        NO. OF SHARES
                       UNDER AWARD AS     CONDITIONAL                     SHARE AS AT          END OF        UNDER AWARD AS
                        AT 1 JANUARY      AWARDS MADE       DATE OF          DATE           PERFORMANCE      AT 31 DECEMBER
                            2002        DURING THE YEAR      AWARD         OF AWARD            PERIOD             2002
                       --------------   ---------------   -----------   ---------------   ----------------   --------------
P Giller.............       --              255,102       24 May 2002        196p                       --           --
D W Crane............       --              148,724       24 May 2002        196p         31 December 2004      148,724
P G Cox..............       --              148,724       24 May 2002        196p         31 December 2004      148,724

EXECUTIVE SHARE OPTIONS

                        NUMBER OF                                                                NUMBER OF
                       SHARES UNDER                                                             SHARES UNDER
                       OPTION AS AT   GRANTED    EXERCISE                                       OPTION AS AT
                        1 JANUARY      DURING    PRICE PER    EXERCISE                          31 DECEMBER
                           2002       THE YEAR     SHARE     PERIOD FROM   EXERCISE PERIOD TO       2002
                       ------------   --------   ---------   -----------   ------------------   ------------
P Giller.............         --       15,306*     196p      24 May 2005     24 January 2006       15,306
                                      239,796**    196p      24 May 2005     24 January 2006      239,796
                          ------      -------      ----      -----------   -----------------      -------
Total Options........         --                                                                  255,102
                          ------      -------      ----      -----------   -----------------      -------
D W Crane............         --       15,306*     196p      24 May 2005         24 May 2012       15,306
                                      133,418**    196p      24 May 2005         24 May 2012      133,418
                          ------      -------      ----      -----------   -----------------      -------
Total Options........         --                                                                  148,724
                          ------      -------      ----      -----------   -----------------      -------
P G Cox..............                  15,306*     196p      24 May 2005         24 May 2012       15,306
                                      133,418**    196p      24 May 2005         24 May 2012      133,418
                          ------      -------      ----      -----------   -----------------      -------
Total Options........         --                                                                  148,724
                          ------      -------      ----      -----------   -----------------      -------

---------------
*   Approved Executive Share Options

**  Unapproved Executive Share Options

SHARESAVE OPTIONS

                        NUMBER OF                                                                NUMBER OF
                       SHARES UNDER                                                             SHARES UNDER
                       OPTION AS AT   GRANTED    EXERCISE                                       OPTION AS AT
                        1 JANUARY      DURING    PRICE PER    EXERCISE                          31 DECEMBER
                           2002       THE YEAR     SHARE     PERIOD FROM   EXERCISE PERIOD TO       2002
                       ------------   --------   ---------   -----------   ------------------   ------------
P Giller.............      8,976           --      188p      24 May 2006   Lapsed 1 Oct 2002           --
                                       18,250       90p      24 Dec 2007        24 June 2008*      18,250
                          ------      -------      ----      -----------   -----------------      -------
Total Options........      8,976           --                                                      18,250
                          ------      -------      ----      -----------   -----------------      -------
D W Crane............      8,976           --      188p      24 May 2006   Lapsed 1 Oct 2002           --
                                       18,250       90p      24 Dec 2007        24 June 2008       18,250
                          ------      -------      ----      -----------   -----------------      -------
Total Options........      8,976                                                                   18,250
                          ------      -------      ----      -----------   -----------------      -------
P G Cox..............      8,976           --      188p      24 May 2006   Lapsed 1 Oct 2002           --
                                       18,250       90p      24 Dec 2007        24 June 2008       18,250
                          ------      -------      ----      -----------   -----------------      -------
Total Options........      8,976                                                                   18,250
                          ------      -------      ----      -----------   -----------------      -------

---------------

*   Lapsed 1 January 2003

     The middle market quotation for an Ordinary Share of the Company on 31 December 2002 was 95.75p and the daily quotations during the period ranged from 221p to 83.5p.

SHARES HELD IN TRUST

     In connection with the International Power Restricted Share Plan, 677,564 shares in the Company were purchased and placed in a trust fund which at cost and net of administration expenses of the trust, totalled L1.7 million at 31 December 2001. The Remuneration Committee vested one third of the shares to Peter Giller on 2 October 2001 and one third on 2 October 2002. Following the cessation of Peter Giller's term of office as Chief Executive on 31 December 2002, in accordance with the terms of the Plan, the balance of the shares was released to Peter Giller at that date. In line with recommended practice, the fund balance has been written down to nil over the period of service to which it related. The book value relating to this purchase as at 31 December 2002 was therefore nil (31 December 2001: L1.0 million).

     In respect of awards made under the 2002 Performance Share Plan during 2002, 1,273,138 shares were purchased and placed in a trust fund which, at cost and net of administration expenses of the trust, totalled L2.5 million. Following the cessation of Peter Giller's term of office as Chief Executive on 31 December 2002, in accordance with the terms of the Plan, the Committee released 225,102 shares to Peter Giller as at that date. Whilst the Directors have an interest in all of the shares held in the Trust, in respect of awards made to Directors under the Performance Share Plan as at 31 December 2002, the number of shares that may vest to Directors if full performance of the relevant performance condition is achieved is 297,448. In line with recommended practice, the fund balance will be written down to Lnil over the period of service to which it relates. The book value of the shares placed in trust in respect of this Plan as at 31 December 2002 was L1 million.

     With regard to the International Power Long-Term Incentive Plan, as at 31 December 2002, there has been no requirement to purchase shares for placement in a trust fund. In line with recommended practice, when the Company is required to purchase shares for a trust fund, the fund balance will be written down to Lnil over the period of service to which it relates.

SUMMARY OF EMOLUMENTS AND BENEFITS

     HIGHEST PAID DIRECTOR The aggregate emoluments of the highest paid Director, Peter Giller, were L675,843 (year ended 31 December 2001: P Giller L530,998; nine months to 31 December 2000: G A Brown L1,368,521).

SUMMARY OF LTIPS

                                                 NUMBER OF SHARES      MARKET VALUE        PROSPECTIVE
AWARD DATE                                         UNDER AWARD       AT DATE OF AWARD    DATE OF VESTING
----------                                       ----------------    ----------------    ---------------
24 May 2002..................................        297,448               196p             May 2005
                                                     -------
TOTAL........................................        297,448
                                                     =======

SUMMARY OF DIRECTORS' UNEXERCISED EXECUTIVE SHARE OPTIONS

                                                                           EXERCISABLE       DATE
GRANT DATE                                            NUMBER OF OPTIONS       PRICE       EXERCISABLE
----------                                            -----------------    -----------    -----------
24 May 2002*......................................          45,918            196p         2005-2012
24 May 2002**.....................................         506,632            196p         2005-2012
                                                           -------
TOTAL.............................................         552,550
                                                           =======

---------------

*   Approved Executive Share Options

**  Unapproved Executive Share Options

SUMMARY OF DIRECTORS' UNEXERCISED SHARE OPTIONS

                                                      EXERCISABLE
GRANT DATE                       NUMBER OF OPTIONS       PRICE              DATE EXERCISABLE
----------                       -----------------    -----------    -------------------------------
1 October 2002...............          54,750             90p            24 December 2007 -- 24 June
                                                                                                2008
                                      -------
TOTAL........................          54,750
                                      =======

DIRECTORS' BENEFICIAL INTERESTS

                                                                             AS AT 1 JANUARY 2002
                                      AS AT 31 DECEMBER 2002          (OR DATE OF APPOINTMENT IF LATER)
                                ----------------------------------    ----------------------------------
                                ORDINARY    EXECUTIVE    SHARESAVE    ORDINARY    EXECUTIVE    SHARESAVE
                                 SHARES      OPTIONS      OPTIONS      SHARES      OPTIONS      OPTIONS
                                --------    ---------    ---------    --------    ---------    ---------
A Baan*.....................      5,000           --           --          --           --           --
P G Cox.....................     15,000      148,724       18,250      10,000           --        8,976
D W Crane...................     24,000      148,724       18,250      14,000           --        8,976
P G Giller**................    744,568      255,102       18,250     107,756           --        8,976
A E Isaac...................      5,000           --           --       5,000           --           --
Sir Neville Simms...........     30,000           --           --      30,000           --           --
J D Taylor..................      5,000           --           --       5,000           --           --

---------------

*   Appointed as a Director on 1 June 2002

** Upon cessation of his appointment as Chief Executive on 31 December 2002, Peter Giller withdrew from the Sharesave Plan. Accordingly, his Sharesave Options lapsed on 1 January 2003.

BETWEEN 31 DECEMBER 2002 AND THE DATE OF APPROVAL OF THESE ACCOUNTS, THE FOLLOWING CHANGES IN DIRECTORS' BENEFICIAL INTERESTS HAVE TAKEN PLACE:

     On 7 January 2003, Peter Giller sold 220,000 Ordinary Shares at a price of 103.4p per share.

     On 7 March 2003, Sir Neville Simms purchased 70,000 Ordinary Shares at a price of 77.75p per share and David Crane and Philip Cox purchased 20,000 and 10,000 Ordinary Shares respectively at a price of 77.5p per share.

     No Director had, at any time during the financial year, any beneficial interest in the shares of any subsidiary undertaking.

(B) EMPLOYEES' REMUNERATION

     Salaries and other staff costs, including Directors' remuneration, were as follows:

                                                 YEAR ENDED     YEAR ENDED
                                                 31 DECEMBER    31 DECEMBER
                                                    2002           2001          9 MONTHS ENDED 31 DECEMBER 2000
                                                 -----------    -----------    ------------------------------------
                                                    GROUP          GROUP       CONTINUING    DISCONTINUED    GROUP
                                                 -----------    -----------    ----------    ------------    ------
                                                       LM             LM             LM             LM           LM
Wages and salaries...........................          63             62             39             48           87
Social security costs........................           3              3              2              4            6
Pension costs (note 8).......................           5              4              2              4            6
                                                   ------         ------         ------         ------       ------
TOTAL EMPLOYEES' REMUNERATION................          71             69             43             56           99
Less: amount capitalised as part of assets in
  the course of construction.................          (1)            (4)            --             --           --
                                                   ------         ------         ------         ------       ------
TOTAL STAFF COSTS............................          70             65             43             56           99
                                                   ======         ======         ======         ======       ======

EMPLOYEE NUMBERS

     The average number of employees during the financial period, analysed by geographic segment was:

                                                                                       9 MONTHS
                                                        YEAR ENDED     YEAR ENDED        ENDED
                                                        31 DECEMBER    31 DECEMBER    31 DECEMBER
                                                           2002           2001           2000
                                                        -----------    -----------    -----------
North America.......................................         207            200            142
Europe and Middle East..............................         812            660            600
Australia...........................................         593            586            583
Rest of World.......................................         367            752          1,305
Corporate and development...........................         146            134            199
                                                          ------         ------         ------
Average number of employees -- continuing
  business..........................................       2,125          2,332          2,829
Average number of employees -- discontinued
  business..........................................          --             --          2,127
                                                          ------         ------         ------
TOTAL AVERAGE NUMBER OF EMPLOYEES...................       2,125          2,332          4,956
                                                          ======         ======         ======

     The total average number of employees for the discontinued business for the nine months ended 31 December 2000 is a pro-rata share of the nine month average.

8.   PENSION SCHEME FUNDING

     The majority of pensions for UK employees are funded through the industry-wide scheme, the Electricity Supply Pension Scheme (ESPS), which is a defined benefit scheme with assets invested in separate trustee administered funds. The ESPS is divided into sections, and the International Power Group of the ESPS was opened to members on 1 April 2002. Prior to this date, International Power staff, who were former employees of National Power, participated in the Innogy section of the ESPS and the employees taken on in the Rugeley acquisition participated in another section of the ESPS, the Eastern Electricity section.

     During the first quarter of 2002, contributions were paid to the Innogy Group based on the latest actuarial valuation of that Group. The contributions paid during the quarter amounted to L0.15 million. Also during the first quarter of 2002, contributions of L0.12 million were paid to the Eastern Electricity section based on the terms agreed in that acquisition.

     Since 1 April 2002, International Power has paid contributions to the International Power Group of the ESPS to cover the new benefit accrual, as advised by the actuary. These contributions amounted to L1.7 million.

     Transfer payments totalling L19.8 million were received from the Innogy section of the ESPS in October and November 2002. The total transfer payment related to employees' pension benefits built up in the Innogy Group of ESPS prior to 1 April 2002 and was calculated on a share of fund basis as set out in the actuary's memorandum from the Demerger Agreement.

     A further transfer payment of L10.5 million was received from the Eastern Electricity section of the ESPS. This payment was based on the assumptions agreed as part of the Rugeley acquisition.

     The first full valuation of the International Power Group of ESPS will be carried out as at 31 March 2003 at which any difference between assets and accrued liabilities will be addressed.

     Employees at Hazelwood participate in a standard Australian superannuation fund called Equipsuper. This plan provides benefits primarily for employees in the electricity, gas and water industry, and was developed from the scheme sponsored by the State Electricity Commission of Victoria.

     At 31 December 2002, the market value of assets was 101% of accrued liabilities. The assets were L40 million and liabilities were L39 million. The pension cost for 2002 was L1 million.

     The principal assumptions are set out below:

VALUATION DATE                                                31 DECEMBER 2002
--------------                                                ----------------
Principal assumptions:
Investment return...........................................            7.5%pa
Salary increases............................................            5.0%pa
Pensions increases..........................................               n/a

     In other countries, employees are members of local social security schemes and in some cases defined contribution plans.

FRS 17

     In accordance with the requirements of FRS 17 (Retirement Benefits), this note discloses the main financial assumptions made in valuing the liabilities of the schemes and the fair value of assets held. However, as permitted by FRS 17, the costs, accruals and prepayments recorded in the financial statements continue to be reported under the requirements of SSAP 24 (Accounting for Pension Costs).

     International Power operates defined benefit schemes in the UK and Australia. The most recent actuarial valuations have been updated by independent qualified actuaries to take account of the FRS 17 reporting requirements for assessing the liabilities of the schemes at 31 December 2002. Scheme assets are stated at their market value at 31 December 2002.

                                                                31 DECEMBER         31 DECEMBER
                                                                    2002                2001
                                                              ----------------    ----------------
FINANCIAL ASSUMPTIONS                                         UK     AUSTRALIA    UK     AUSTRALIA
---------------------                                         ---    ---------    ---    ---------
                                                               %       %           %       %
Discount rate.............................................    5.5       7.0       5.8      7.25
Rate of increase in salaries..............................    3.8       4.0       4.0       4.0
Inflation rate............................................    2.3       3.5       2.5       3.0
Increase in deferred benefits during deferment............    2.5       n/a       2.6       n/a
Increases to pensions payments............................    2.5       n/a       2.6       n/a

     The amounts required to be disclosed by FRS 17 in respect of the performance statements were:

ANALYSIS OF AMOUNTS THAT WOULD HAVE BEEN CHARGED TO OPERATING PROFIT IN RESPECT OF DEFINED BENEFIT SCHEMES

                                                                    LM
                                                                ----------
Current service.............................................        (3)
Past service cost...........................................        (1)
                                                                   ---
Total operating charge......................................        (4)
                                                                   ===

ANALYSIS OF AMOUNTS THAT WOULD HAVE BEEN CREDITED TO OTHER FINANCE INCOME

                                                                GROUP 2002
                                                                    LM
                                                                ----------
Expected return on schemes' assets..........................         5
Interest on schemes' liabilities............................        (4)
                                                                   ---
Net return..................................................        (1)
                                                                   ===

ANALYSIS OF AMOUNTS THAT WOULD HAVE BEEN RECOGNISED IN THE CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

                                                                GROUP 2002
                                                                    LM
                                                                ----------
Actual return less expected return on schemes' assets.......       (11)
Experience gains and losses arising on schemes'
  liabilities...............................................        (1)
Change in assumptions underlying the present value of
  schemes' liabilities......................................        (5)
Currency translation adjustment.............................        --
                                                                   ---
Actuarial (loss)/gain recognised in the consolidated
  statement of recognised gains and losses..................       (17)
                                                                   ===

HISTORY OF EXPERIENCE GAINS AND LOSSES

                                                                GROUP 2002
                                                                ----------
Difference between the actual and expected return on scheme
  assets:
Amount......................................................       (11)
Percentage of scheme assets.................................        15%
Experience gains and losses:
Amount (Lm).................................................        (1)
Percentage of scheme liabilities............................         1%
Total amount recognised in the consolidated statement of
  recognised gains and losses:
Amount (Lm).................................................       (17)
Percentage of scheme liabilities............................        22%

THE ASSETS IN THE SCHEMES AND EXPECTED RATES OF RETURN (WEIGHTED AVERAGES) WERE:

                                                                31 DECEMBER         31 DECEMBER
                                                                    2002                2001
                                                              ----------------    ----------------
                                                              UK     AUSTRALIA    UK     AUSTRALIA
LONG TERM RATE OF RETURN EXPECTED AT 31 DECEMBER 2002:        ---    ---------    ---    ---------
                                                               %       %           %       %
Equities..................................................    7.0       7.5       7.4       7.5
Bonds.....................................................    4.5       5.5       4.9       5.5
Other.....................................................    4.8       5.5        --       5.5

                                               UK     AUSTRALIA    TOTAL    UK     AUSTRALIA    TOTAL
ASSETS IN SCHEMES AT 31 DECEMBER 2002:         ---    ---------    -----    ---    ---------    -----
                                               LM       LM         LM       LM       LM         LM
Equities...................................     27        24        51       19        23        42
Bonds......................................      4        12        16       16        12        28
Other......................................      3         4         7       --         5         5
                                               ---       ---        --      ---      ----        --
                                                34        40        74       35        40        75
                                               ===       ===        ==      ===      ====        ==

     The following amounts were measured in accordance with the requirements of FRS17:

                                                   31 DECEMBER 2002             31 DECEMBER 2001
                                               -------------------------    -------------------------
                                               UK     AUSTRALIA    TOTAL    UK     AUSTRALIA    TOTAL
                                               ---    ---------    -----    ---    ---------    -----
                                               LM       LM          LM      LM       LM          LM
Total market value of assets...............     34        40         74      35        40         75
Present value of scheme liabilities........    (43)      (36)       (79)    (39)      (25)       (64)
                                               ---       ---        ---     ---       ---        ---
(Deficit)/surplus in the scheme............    (9)         4         (5)     (4)       15         11
Related deferred tax asset/(liability).....      3        (1)         2       1        (5)        (4)
                                               ---       ---        ---     ---       ---        ---
Net pension (liability)/asset..............    (6)         3         (3)     (3)       10          7
                                               ===       ===        ===     ===       ===        ===

     If the above amounts had been recognised in the financial statements, International Power's net assets would be as follows:

                                                                                  GROUP
                                                                   GROUP       31 DECEMBER
                                                                31 DECEMBER       2001
                                                                   2002        (RESTATED)
                                                                -----------    -----------
                                                                   LM             LM
NET ASSETS
Net assets excluding pension assets/(liabilities)...........       1,769          1,697
FRS 17 pension (liability)/asset............................          (3)             7
                                                                   -----          -----
Net assets including FRS 17 pension (liability)/asset.......       1,766          1,704
                                                                   =====          =====

                                                                   GROUP
                                                                31 DECEMBER
                                                                   2002
MOVEMENT IN DEFICIT DURING THE YEAR:                            -----------
                                                                  LM
Surplus in the schemes at the beginning of the year.........         11
Current service cost........................................         (3)
Contributions...............................................          4
Post service cost...........................................         (1)
Other finance income........................................          1
Actuarial (loss)/gain.......................................        (17)
                                                                    ---
Deficit in the schemes at the end of the year...............         (5)
                                                                    ===

9.   EXCEPTIONAL ITEMS

                                                                                       9 MONTHS
                                                        YEAR ENDED     YEAR ENDED        ENDED
                                                        31 DECEMBER    31 DECEMBER    31 DECEMBER
                                                           2002           2001           2000
                                                        -----------    -----------    -----------
                                                          LM             LM             LM
NET OPERATING EXCEPTIONAL ITEMS CHARGED/(CREDITED):
CONTINUING
  Deeside impairment................................         45             --             --
  Rugeley impairment................................         58             --             --
  Release of provision in respect of onerous
     property lease.................................         --             (8)            --
  Bank guarantee charge in respect of a trade
     investment (note 32)...........................         --             10             --
                                                            ---            ---            ---
                                                            103              2             --
                                                            ===            ===            ===
DISCONTINUED
  Plant closure provision release...................         --             --             21
  Buy-out of PPA contract...........................         --             --            206
                                                            ---            ---            ---
                                                             --             --            227
                                                            ---            ---            ---
GROUP EXCEPTIONAL ITEMS CHARGED TO OPERATING
  PROFIT............................................        103              2            227
                                                            ===            ===            ===

EXCEPTIONAL INCOME FROM INVESTMENTS:

Backlog dividend received from KAPCO.                   )       (42             --             --
                                                            ===            ===            ===
TOTAL OPERATING EXCEPTIONAL ITEMS AND INVESTMENT
  INCOME............................................         61              2            227
                                                            ===            ===            ===
NON-OPERATING EXCEPTIONAL ITEMS (CREDITED)/CHARGED:
CONTINUING
  Profit on disposal of fixed asset investments.....         --            (30)            --
  Sale/termination of Chinese operations............         --             (2)            25
  Demerger costs....................................         --             --             49
  Restructuring costs...............................         --             --             25
                                                            ---            ---            ---
                                                             --            (32)            99
                                                            ---            ---            ---
DISCONTINUED
  Demerger costs....................................         --             --              4
  Restructuring costs...............................         --             --              2
                                                            ---            ---            ---
                                                             --             --              6
                                                            ---            ---            ---
GROUP NON-OPERATING EXCEPTIONAL ITEMS...............         --            (32)           105
                                                            ===            ===            ===
EXCEPTIONAL INTEREST CHARGES:
  Australian refinancing charges....................         --             29             --
                                                            ---            ---            ---
EXCEPTIONAL INTEREST PAYABLE AND SIMILAR CHARGES....         --             29             --
                                                            ---            ---            ---
TOTAL EXCEPTIONAL ITEMS BEFORE ATTRIBUTABLE TAX.....         61             (1)           332
Tax on exceptional items............................         (1)            --             --
                                                            ---            ---            ---
TOTAL EXCEPTIONAL ITEMS AFTER ATTRIBUTABLE TAX......         60             (1)           332
                                                            ===            ===            ===

     The revised carrying values of the Deeside and Rugeley plants were determined by applying a risk-adjusted discount rate of 8% to the post-tax cash flows expected from the plants over their remaining useful lives.

10. TAX ON PROFIT ON ORDINARY ACTIVITIES

(A) ANALYSIS OF CHARGE IN PERIOD

                                                         YEAR ENDED     YEAR ENDED     9 MONTHS ENDED
                                                         31 DECEMBER    31 DECEMBER     31 DECEMBER
                                                            2002           2001             2000
                                                         -----------    -----------    --------------
                                                           LM             LM              LM
                                                                        (RESTATED)     (RESTATED)
CURRENT TAXATION
UK Corporation tax at 30% (2001: 30%; 2000: 30%).....         25              1              (2)
Foreign taxation.....................................         22             29               9
Share of joint ventures' taxation....................          2              2              --
Share of associates' taxation........................         17             26              14
                                                             ---            ---             ---
TOTAL CURRENT TAXATION FOR PERIOD....................         66             58              21
                                                             ===            ===             ===
DEFERRED TAXATION
Origination and reversal of timing differences.......         11              1               8
Share of associates' deferred taxation...............         --              5              --
                                                             ---            ---             ---
TOTAL DEFERRED TAXATION FOR PERIOD...................         11              6               8
                                                             ---            ---             ---
TOTAL................................................         77             64              29
                                                             ===            ===             ===
Included in the tax on profits are the following
  amounts relating to exceptional items:
Operating exceptional items..........................        (14)            --              --
Exceptional income from investments..................         13             --              --
                                                             ---            ---             ---
TOTAL................................................         (1)            --              --
                                                             ---            ---             ---
TOTAL TAX CHARGE FOR THE PERIOD......................         76             64              29
                                                             ===            ===             ===

(B) RECONCILIATION OF CURRENT TAX RATE

                                                         YEAR ENDED     YEAR ENDED     9 MONTHS ENDED
                                                         31 DECEMBER    31 DECEMBER     31 DECEMBER
                                                            2002           2001             2000
                                                         -----------    -----------    --------------
                                                            %              %              %
                                                                        (RESTATED)     (RESTATED)
The current tax rate for the period on ordinary
  activities varied from the standard rate of UK
  Corporation tax as follows:
UK Corporation tax rate on ordinary activities.......         30             30              30
Non-deductible operating exceptional items...........          9             --             (43)
                                                             ---            ---             ---
Expected tax rate at UK Corporation tax rate
  post-exceptional items.............................         39             30             (13)
Non-deductible expenses..............................          2              3              (7)
Tax holidays.........................................         (5)            (5)             --
Effect on tax rate applied to overseas earnings......          3              3               2
                                                             ---            ---             ---
CURRENT TAX RATE FOR PERIOD..........................         39             31             (18)
                                                             ===            ===             ===

11. DIVIDENDS

     The dividends declared in the three financial periods to 31 December 2002 are shown below:

                                                                                       9 MONTHS
                                                        YEAR ENDED     YEAR ENDED        ENDED
                                                        31 DECEMBER    31 DECEMBER    31 DECEMBER
                                                           2002           2001           2000
                                                        -----------    -----------    -----------
                                                          LM             LM             LM
Demerger dividend...................................         --             --            392
                                                            ===            ===            ===

     The Group demerger dividend represents the book value of the net assets of the UK energy business as at the date of demerger, which were distributed to shareholders in the form of Ordinary Shares of Innogy Holdings plc.

12. EARNINGS PER SHARE (EPS)

                                                YEAR ENDED     YEAR ENDED        9 MONTHS ENDED
                                                31 DECEMBER    31 DECEMBER         31 DECEMBER
                                                   2002           2001                2000
                                                -----------    -----------    ---------------------
                                                   GROUP          GROUP       CONTINUING     GROUP
                                                -----------    -----------    ----------    -------
                                                  PENCE          PENCE         PENCE         PENCE
                                                               (RESTATED)          (RESTATED)
EARNINGS PER SHARE
BASIC
Before exceptional items....................         15.5           12.3           4.8         12.8
Exceptional items...........................         (5.4)            --          (8.9)       (29.7)
                                                  -------        -------       -------      -------
After exceptional items.....................         10.1           12.3          (4.1)       (16.9)
                                                  -------        -------       -------      -------
DILUTED
Before exceptional items....................         15.5           12.0           4.8         12.8
Exceptional items...........................         (5.4)            --          (8.9)       (29.7)
                                                  -------        -------       -------      -------
After exceptional items.....................         10.1           12.0          (4.1)       (16.9)
                                                  -------        -------       -------      -------
BASIC OF CALCULATION                               LM             LM             LM           LM
EARNINGS
Profit attributable to shareholders before
  exceptional items.........................          173            137            53          143
Exceptional items...........................          (60)             1           (99)        (332)
                                                  -------        -------       -------      -------
Profit attributable to shareholders after
  exceptional items.........................          113            138           (46)        (189)
Reduction in interest charge assuming
  conversion of the Convertible US Dollar
  Bonds 2005................................           --              7            --           --
                                                  -------        -------       -------      -------
Earnings after exceptional items and taking
  into account applicable dilutive
  instruments...............................          113            145           (46)        (189)
                                                  =======        =======       =======      =======
NUMBER OF ORDINARY SHARES                        MILLION        MILLION       MILLION       MILLION
Weighted average number of issued
  ordinary shares...........................      1,117.6        1,117.5       1,116.9      1,116.9
Weighted average number of shares held by
  Employee Share Ownership Plans (ESOPs)....         (2.2)          (1.0)           --           --
                                                  -------        -------       -------      -------
                                                  1,115.4        1,116.5       1,116.9      1,116.9
Dilutive potential ordinary shares
  Employee share schemes....................          2.6            0.3            --           --
  Convertible US Dollar Bonds 2005..........           --           83.8            --           --
                                                  -------        -------       -------      -------
Weighted average number of ordinary shares
  taking account of applicable dilutive
  instruments...............................      1,118.0        1,200.6       1,116.9      1,116.9
                                                  =======        =======       =======      =======

     It is expected that investors in our convertible bond will exercise their right to "put" the bond back to the Group. Accordingly, this contract has not been included in the calculation of diluted earnings per share in 2002, but has been included in 2001 (see note 20).

13. INTANGIBLE ASSETS

                                                                            NEGATIVE
                                                                GOODWILL    GOODWILL    TOTAL
                                                                --------    --------    -----
                                                                 LM          LM          LM
COST
At 1 January 2002 as originally stated......................        8         (35)       (27)
Prior year adjustment on adoption of FRS 19.................       --          21         21
                                                                   --         ---        ---
At 1 January 2002 as restated...............................        8         (14)        (6)
Additions...................................................        1           4          5
Exchange rate differences...................................        1          --          1
                                                                   --         ---        ---
At 31 December 2002.........................................       10         (10)        --
                                                                   ==         ===        ===
AMORTISATION
At 1 January 2002...........................................       (1)          2          1
Credited in the year........................................       --           1          1
Exchange rate differences...................................       (1)         --         (1)
                                                                   --         ---        ---
At 31 December 2002.........................................       (2)          3          1
                                                                   ==         ===        ===
NET BOOK VALUE
At 31 December 2002.........................................        8          (7)         1
At 31 December 2001.........................................        7         (12)        (5)
                                                                   ==         ===        ===

     Goodwill arising on the acquisition of associated undertakings and joint ventures is set out in note 15 - fixed asset investments.

14. TANGIBLE FIXED ASSETS

                                                                   PLANT,
                                                     FREEHOLD     MACHINERY     ASSETS IN
                                                     LAND AND        AND        COURSE OF
                                                     BUILDINGS    EQUIPMENT    CONSTRUCTION    TOTAL
                                                     ---------    ---------    ------------    -----
                                                       LM           LM            LM            LM
COST
At 1 January 2002................................        80         2,188           789        3,057
Additions........................................         1            84            90          175
Reclassifications and transfers..................        --           710          (712)          (2)
Disposals........................................        --           (11)           --          (11)
Exchange rate differences........................         1           (68)          (79)        (146)
                                                        ---         -----          ----        -----
At 31 December 2002..............................        82         2,903            88        3,073
                                                        ===         =====          ====        =====
DEPRECIATION AND DIMINUTION IN VALUE
At 1 January 2002................................        15           390             4          409
Provided during the year.........................         3           108            --          111
Reclassifications and transfers..................        --             4            (4)          --
Impairment.......................................        --           103            --          103
Disposals........................................        --           (11)           --          (11)
Exchange rate differences........................        --           (12)           --          (12)
                                                        ---         -----          ----        -----
At 31 December 2002..............................        18           582            --          600
                                                        ===         =====          ====        =====
NET BOOK VALUE
At 31 December 2002..............................        64         2,321            88        2,473
At 31 December 2001..............................        65         1,798           785        2,648
                                                        ===         =====          ====        =====

     Interest capitalised in the year was L5 million (year ended 31 December 2001: L23 million). On a cumulative basis, the net book value of interest capitalised was L83 million (31 December 2001: L80 million).

     The total value of land that is not depreciated included within freehold land and buildings was L28 million (31 December 2001: L29 million)

15. FIXED ASSET INVESTMENTS

                                            JOINT
                                           VENTURES      ASSOCIATED UNDERTAKINGS
                                         ------------    ------------------------
                                         SHARE OF NET    SHARE OF NET                   OTHER
                                            ASSETS          ASSETS       GOODWILL    INVESTMENTS    TOTAL
                                         ------------    ------------    --------    -----------    -----
                                              LM              LM            LM            LM          LM
At 1 January 2002 as originally
  stated.............................        101             293            24            97         515
Prior year adjustment on adoption of
  FRS 19.............................         (2)             (4)           --            --          (6)
                                             ---             ---            --           ---         ---
At 1 January 2002 as restated........         99             289            24            97         509
Share of post-tax profit.............         12              83            (2)           --          93
Additions............................         --              --            --             7           7
Distribution and loan repayments.....        (12)            (72)           --            --         (84)
Deemed disposal......................         --              (1)           --            --          (1)
Disposals............................         --              --            --            (2)         (2)
Reclassifications and transfers......         --              --            --             4           4
Amortisation.........................         --              --            --            (2)         (2)
Exchange rate differences............          3             (16)           (2)           (2)        (17)
                                             ---             ---            --           ---         ---
AT 31 DECEMBER 2002..................        102             283            20           102         507
                                             ===             ===            ==           ===         ===

     Included within the Group's share of net assets of joint ventures and associated undertakings is net debt of L503 million (31 December 2001: L487 million). These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power or any other Group company.

                                                                               31 DECEMBER
                                                                31 DECEMBER       2001
GROUP SHARE OF ASSOCIATED UNDERTAKINGS' NET ASSETS                 2002        (RESTATED)
--------------------------------------------------              -----------    -----------
                                                                     LM             LM
Share of fixed and long-term assets.........................        602            636
Share of current assets.....................................        221            198
                                                                   ----           ----
                                                                    823            834
                                                                   ----           ----
Share of liabilities due within one year....................       (157)          (117)
Share of liabilities due after more than one year...........       (383)          (428)
                                                                   ----           ----
                                                                   (540)          (545)
                                                                   ----           ----
SHARE OF NET ASSETS.........................................        283            289
                                                                   ====           ====

     The Group investments that are listed on a recognised stock market are those in Prazska Teplarenska, the Hub Power Company Limited (HUBCO) and Malakoff Berhad. The former is a joint venture, the latter two are associated undertakings.

     The Group's share in Prazska Teplarenska was valued at L58 million on the Prague Stock Market at 31 December 2002 (31 December 2001: L34 million) compared with a book value of L69 million (31 December 2001: L65 million).

     The Group's share in HUBCO was valued at L126 million on the Karachi and Luxembourg Stock Markets at 31 December 2002 (31 December 2001: L54 million) compared with a book value of L70 million (31 December 2001: L71 million).

     The Group's share in Malakoff Berhad was valued at L108 million on the Kuala Lumpur Stock Market at 31 December 2002 (31 December 2001: L99 million) compared with a book value of L121 million (31 December 2001: L131 million).

     Kot Addu Power Company Limited (KAPCO), in which the Group holds 36% of the shares, is classified as a trade investment because International Power plc does not exercise significant influence over the company.

16. INVESTMENTS IN SUBSIDIARY UNDERTAKINGS

                                                COUNTRY OF
                                            INCORPORATION AND                            PERCENTAGE
NAME AND NATURE OF BUSINESS                    REGISTRATION         TYPE OF SHARE       SHAREHOLDING
---------------------------                 ------------------    ------------------    ------------
Hazelwood Finance Limited Partnership*
  (Financing company)...................    Australia             Partners' Capital          75%
Hazelwood Power Partnership*
  (Power generation)....................    Australia             Partners' Capital          92%
Elektrarny Opatovice A.S.*
  (Power generation)....................    Czech Republic        Ordinary Shares            99%
International Power Global Developments
  Limited
  (Project development -- overseas).....    England and Wales     Ordinary Shares           100%
Pelican Power Point Limited
  (Power generation)....................    England and Wales+    Ordinary Shares           100%
Rugeley Power Limited
  (Power generation)....................    England and Wales     Ordinary Shares           100%
Deeside Power Development Company
  Limited
  (Power generation)....................    England and Wales     Ordinary Shares           100%
National Power International Holdings
  BV*
  (Investment holding company)..........    The Netherlands**     Ordinary Shares           100%
Synergen Power Pty Limited*
  (Power generation)....................    Australia             Ordinary Shares           100%
Thai National Power Company Limited*
  (Power generation)....................    Thailand              Ordinary Shares           100%
Midlothian Energy Limited Partnership*
  (Power generation)....................    US                    Partners' Capital         100%
Milford Power Limited Partnership*
  (Power generation)....................    US                    Partners' Capital         100%
ANP Funding I, LLC*
  (Financing company)...................    US                    Ordinary Shares           100%
International Power (Cayman) Limited
  (Financing company)...................    Cayman Islands**      Ordinary Shares           100%
International Power (Europe) Limited
  (Financing company)...................    England and Wales     Ordinary Shares           100%
ANP Blackstone Energy Company, LLC*
  (Power generation)....................    US                    Ordinary Shares           100%
ANP Bellingham Energy Company, LLC*
  (Power generation)....................    US                    Ordinary Shares           100%
Hays Energy Limited Partnership*
  (Power generation)....................    US                    Partners' Capital         100%
International Power Holdings Limited
  (Investment holding company)..........    England and Wales     Ordinary Shares           100%
Advanced Turbine Products LLC*
  (Manufacturer of turbine parts).......    US                    Partners' Capital          82%
Al Kamil Power Company SAOC*
  (Power generation)....................    Oman                  Ordinary Shares           100%

---------------

All subsidiary undertakings operate in their country of incorporation, except as indicated below.

All subsidiary undertakings have December year ends.

*   Held by an intermediate subsidiary undertaking

+   Operates in Australia

**  Operates in the UK

17. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

                                    COUNTRY OF
                                  INCORPORATION,
                                 REGISTRATION AND    ACCOUNTING                          PERCENTAGE
NAME AND NATURE OF BUSINESS         OPERATION        PERIOD END      TYPE OF SHARE      SHAREHOLDING
---------------------------      ----------------    -----------    ----------------    ------------
ASSOCIATED UNDERTAKINGS
Malakoff Berhad*
  (Power generation).........           Malaysia       31 August     Ordinary Shares        18%
The Hub Power Company
Limited*
  (Power generation).........           Pakistan         30 June     Ordinary Shares        26%
Carbopego -- Abastecimento de
Combustiveis, S.A.*
  (Fuel supplies)............           Portugal     31 December     Ordinary Shares        33%
Pegop -- Energia Electrica,
S.A.*
  (Power station
     operations).............           Portugal     31 December     Ordinary Shares        45%
Tejo Energia -- Producao e
Distribuicao de Energia
Electrica, S.A.*
  (Power generation).........           Portugal     31 December     Ordinary Shares        45%
Shuweihat CMS International
Power Company*
  (Power generation).........                UAE     31 December     Ordinary Shares        20%
Uni-Mar Enerji Yatirimlari
A.S.*
  (Power generation).........             Turkey     31 December     Ordinary Shares        33%
JOINT VENTURES
Prazska Teplarenska A.S.*
  (Power generation).........     Czech Republic     31 December     Ordinary Shares        48%
Hartwell Energy Limited
  Partnership*
  (Power generation).........                 US     31 December           Partners'        50%
                                                                             Capital
Oyster Creek Limited
Partnership*
  (Power generation).........                 US     31 December           Partners'        50%
                                                                             Capital

---------------

*   Held by an intermediate subsidiary undertaking

18. DEBTORS

                                                               31 DECEMBER    31 DECEMBER
                                                                  2002           2001
                                                               -----------    -----------
                                                                  LM             LM
Amounts recoverable within one year:
Trade debtors...............................................         48             73
Other debtors...............................................         23             44
Other prepayments and accrued income........................         59             31
                                                                  -----          -----
TOTAL AMOUNTS RECOVERABLE WITHIN ONE YEAR...................        130            148
                                                                  =====          =====
Amounts recoverable after more than one year:
Other debtors...............................................          4             10
                                                                  -----          -----
TOTAL AMOUNTS RECOVERABLE AFTER MORE THAN ONE YEAR..........          4             10
                                                                  -----          -----
TOTAL DEBTORS...............................................        134            158
                                                                  =====          =====

19. CURRENT ASSET INVESTMENTS

                                                               31 DECEMBER    31 DECEMBER
                                                                  2002           2001
                                                               -----------    -----------
                                                                  LM             LM
Unlisted investments........................................         43             47
                                                                  =====          =====

     Current asset investments are primarily short-term money market deposits used for fund management and treasury purposes.

20. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                               31 DECEMBER    31 DECEMBER
                                                                  2002           2001
                                                               -----------    -----------
                                                                  LM             LM
Trade creditors.............................................        106             65
Other creditors.............................................         34             59
Other taxation and social security..........................         --              6
Corporation tax.............................................         53             57
Accruals and deferred income................................        134            316
Bank loans (secured)........................................        810            112
6 1/4% Euro Dollar Bonds 2003...............................         37             --
2% Convertible US Dollar Bonds 2005.........................        231             --
                                                                  -----          -----
Total Bonds.................................................        268             --
                                                                  -----          -----
TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR........      1,405            615
                                                                  =====          =====

     The bank loans are secured by fixed and floating charges over the assets of certain subsidiary undertakings.

CONVERTIBLE NOTES

     On 24 November 2000, International Power (Cayman) Limited, a wholly-owned subsidiary company incorporated in the Cayman Islands, issued US$357 million 2% convertible notes due 2005, convertible into preference shares of International Power (Cayman) Limited at the holder's option, exchangeable for Ordinary Shares of, and unconditionally guaranteed on a senior unsecured basis by International Power plc.

     The notes are convertible into Ordinary Shares of International Power plc at a conversion price of 300p at any time between 4 January 2001 and 23 November 2005. Each US$1,000 principal amount of notes will entitle the holder to convert into a US$1,000 paid up value of preference shares of International Power (Cayman) Limited. Investors may elect to receive their Ordinary Shares in the form of American Depositary Receipts.

     The notes may be redeemed at the holder's option at a redemption price of 107.1% of its principal amount, together with accrued and unpaid interest, on 24 November 2003.

     If the conversion option is not exercised, the convertible unsecured notes will be redeemed on 24 November 2005 at a redemption price of 112.4% of its principal amount.

     Provision is made for the possible premium on redemption and included within the carrying amount of the bonds. At 31 December 2002, the amount accrued was L13 million (31 December 2001: L6 million). The finance cost charged in the profit and loss account comprises the aggregate of the coupon on the convertible unsecured notes and the proportion of the premium on redemption that relates to the financial year.

     As the conversion exercise price is substantially above the present share price, it is likely that the bondholders will exercise their right. Accordingly, the convertible bond is now shown within short-term liabilities.

SECURED LOANS WITHOUT RECOURSE

     We are in discussions with bank groups in relation to non-recourse debt for Rugeley and the US merchant asset portfolio. Until these issues are resolved and documented, the debt at Rugeley and ANP is reported as current non-recourse debt in our accounts. Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

21. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                31 DECEMBER    31 DECEMBER
                                                                   2002           2001
                                                                -----------    -----------
                                                                  LM              LM
Accruals and deferred income................................         --               5
Other creditors.............................................          7               3
Bank loans (secured):
  Between one and five years................................        138             801
  In more than five years...................................        438             338
                                                                    ---           -----
Total bank loans............................................        576           1,139
6 1/4% Euro Dollar Bonds 2003...............................         --              41
2% Convertible US Dollar Bonds 2005.........................         --             248
                                                                    ---           -----
Total Bonds.................................................         --             289
                                                                    ---           -----
TOTAL CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE
  YEAR......................................................        583           1,436
                                                                    ===           =====

     The bank loans are secured by a fixed and floating charge over the assets of certain subsidiary undertakings. Details of debt financing are given in notes 29 and 30.

22. PROVISIONS FOR LIABILITIES AND CHARGES

                                                                       RATIONALISATION
                                                                             AND
                                                       DEFERRED TAX     RESTRUCTURING     OTHER   TOTAL
                                                       ------------    ---------------    -----   -----
                                                         LM               LM              LM       LM
At 1 January 2002 as originally stated.............         27               11            22       60
Prior year adjustment..............................        170               --            --      170
                                                           ---               --            --      ---
At 1 January 2002 as restated......................        197               11            22      230
Charged to the profit and loss account.............         28                              8       36
Credited to profit and loss account................        (17)              --            (3)     (20)
Provision utilised.................................         --               --            (2)      (2)
Reclassifications and transfers....................         11               --            --       11
                                                           ---               --            --      ---
At 31 December 2002................................        219               11            25      255
                                                           ===               ==            ==      ===

     The majority of the rationalisation and restructuring provision relates to liabilities in respect of onerous property leases and employee-related compensation. Other provisions primarily comprise amounts provided for long service and annual leave liabilities and for mine site restoration. These liabilities are not expected to arise in the short-term.

23.  DEFERRED TAXATION

     Deferred taxation accounted for in the consolidated balance sheet and the potential amounts of deferred taxation are:

                                                                               AS AT
                                                                 AS AT      31 DECEMBER
                                                              31 DECEMBER      2001
                                                                 2002       (RESTATED)
                                                              -----------   -----------
                                                                LM               LM
FULL POTENTIAL DEFERRED TAX LIABILITIES:
Tangible fixed assets accelerated capital allowances........     (237)         (171)
Other timing differences....................................      (24)          (26)
Dividends of overseas subsidiary undertakings...............      (17)          (21)
                                                                 ----          ----
Total gross deferred tax liabilities........................     (278)         (218)
Less: deferred tax liabilities not provided.................       --            --
                                                                 ----          ----
TOTAL DEFERRED TAX LIABILITIES PROVIDED.....................     (278)         (218)
                                                                 ----          ----
FULL POTENTIAL DEFERRED TAX ASSETS:
Provisions..................................................        2             7
Tax losses..................................................       45             4
Other timing differences....................................       12            10
                                                                 ----          ----
Total gross deferred tax assets.............................       59            21
Less: deferred tax assets not recognised....................       --            --
                                                                 ----          ----
TOTAL DEFERRED TAX ASSET RECOGNISED.........................       59            21
                                                                 ----          ----
NET DEFERRED TAX LIABILITY PROVIDED.........................     (219)         (197)
                                                                 ====          ====

24. SHARE CAPITAL

                                                   AUTHORISED ORDINARY     ISSUED AND FULLY PAID
                                                      SHARES OF 50P        ORDINARY SHARES OF 50P
                                                   --------------------    ----------------------
                                                      NUMBER        LM         NUMBER         LM
                                                   -------------    ---    --------------    ----
Balance at 1 January 2002......................    1,700,000,000    850    1,117,558,463     559
Issue of shares under the Sharesave Scheme.....               --     --            3,057      --
                                                   -------------    ---    -------------     ---
Balance at 31 December 2002....................    1,700,000,000    850    1,117,561,520     559
                                                   =============    ===    =============     ===

DEFERRED SHARES

     The Company has 21 Deferred Shares of 1 pence each in issue. These shares were issued to ensure the demerger was effected as efficiently as possible. The holders of Deferred Shares have no rights to receive dividends or to attend or vote at any general meeting.

UNCLASSIFIED SHARE

     Further to the redemption of the Special Share in August 2000, the Company's authorised share capital includes one unclassified share of L1.

EMPLOYEE SHARE SCHEMES

(A) SHARE OPTION PLANS

     The Company operates the following share option plans for which shares may be issued by the Company out of authorised but unissued share capital upon exercise of options: the UK Approved Sharesave Plan; the Global Sharesave Plan; the UK Approved and Unapproved Executive Share Option Plans and the Global Executive Share Option Plan. The UK Approved Sharesave Plan and the Global Sharesave Plan are savings related and enable employees to invest up to a maximum L250 per month.

                                                                 NUMBER OF ORDINARY SHARES (MILLIONS)
                                                                 -------------------------------------
                                                                                 EXECUTIVE
                                                                 SHARESAVE     SHARE OPTION
                                                         NOTE     SCHEMES         SCHEMES       TOTAL
                                                         ----    ----------    -------------    ------
Outstanding at 1 January 2002........................      i            1.6             7.6       9.2
Granted..............................................                   3.7             4.1       7.8
Exercised/lapsed.....................................     ii           (1.6)           (0.5)     (2.1)
                                                                  ---------    ------------      ----
Total options outstanding at 31 December 2002........                   3.7            11.2      14.9
                                                                  ---------    ------------      ----

(I) OPTIONS OUTSTANDING

                                                                 NUMBER OF ORDINARY SHARES
                                                         -----------------------------------------
                                                                        YEAR ENDED     YEAR ENDED
                                               OPTION       DATE        31 DECEMBER    31 DECEMBER
                                               PRICE     EXERCISABLE       2002           2001
                                               ------    -----------    -----------    -----------
                                               PENCE                    MILLION        MILLION
Sharesave schemes..........................    246.01          2002          --            0.1
                                               188.00          2004          --            0.5
                                               188.00          2006          --            0.3
                                               200.00          2004          --            0.1
                                               200.00          2006                        0.6
                                                90.00          2005         1.2             --
                                                90.00          2007         2.5             --
Executive share option schemes.............    336.21     1997-2004         0.1            0.1
                                               306.14     1998-2005         0.3            0.3
                                               323.23     1999-2006         0.5            0.6
                                               386.09     2000-2007         0.6            0.7
                                               352.61     2001-2008         0.8            0.9
                                               311.75     2003-2010         2.7            2.8
                                               235.00     2004-2011         1.9            2.0
                                               217.00     2004-2011         0.2            0.2
                                               196.00     2005-2012         4.1             --
                                                                           ----            ---
Total options outstanding at the end of the
  year.....................................                                14.9            9.2
                                                                           ====            ===

(II) OPTIONS EXERCISED

                                               OPTION    NUMBER OF
                                               PRICE      OPTIONS     NOMINAL VALUE    CONSIDERATION
                                               ------    ---------    -------------    -------------
                                               PENCE                      L                L
31 DECEMBER 2002
Sharesave Schemes..........................    188.00      3,057          1,529            5,747
                                                           -----          -----            -----
Total options exercised during the year....                3,057          1,529            5,747
                                                           =====          =====            =====

(B) PROFIT SHARING SHARE SCHEME

     In addition to the above, the Company operates an Inland Revenue Approved Profit Sharing Scheme. No further appropriations have been made in respect of this Scheme. On 31 December 2002, a total of 454,767 shares in International Power plc were held by the Trustee on behalf of 1,888 present and former employees of the Group.

(C) RESTRICTED SHARE PLAN

     At the EGM of the Company held on 29 September 2000, shareholders approved the establishment of the Restricted Share Plan. Participants in the Plan are full-time Executive Directors who are required to devote substantially the whole of their working time to the duties of the Company and any subsidiaries of the Company (as designated by the Directors). Only Peter Giller participated in this Plan. The Company acquired

677,564 shares in International Power plc for a consideration of L1.7 million in the nine months ended 31 December 2000. These shares were placed in an Employee Share Ownership Trust. On 2 October 2001, 225,854 shares were released to Peter Giller. During 2002, the following releases of shares to Peter Giller were made:
225,855 shares on 1 October 2002 and 225,855 shares on 31 December 2002, being the balance of shares held in trust in respect of this Plan.

(D) DEMERGER SHARE PLAN

     At demerger, the Board of the Company established the Demerger Share Plan to provide an incentive to those employees (other than Executive Directors) who were remaining in continuous full-time employment with the Company. On 3 October 2000, the Board made conditional awards of 288,359 shares to 181 employees of the Company. No specific purchases of shares have been made in respect of this Plan to date as the Company is utilising the balance of shares unallocated from two former employee share plans that ceased operation at demerger (the total number of unallocated shares at 31 December 2002 was 256,425), to meet the vesting of conditional awards under the Demerger Share Plan. Conditional awards will normally vest to participants on the third anniversary of the demerger. During the year, a total of 12,691 shares have been released to individuals ceasing employment with the Company in accordance with their entitlement under the rules of the Demerger Share Plan.

(E) PERFORMANCE SHARE PLAN 2002

     At the 2002 AGM, shareholders approved the establishment of the Performance Share Plan 2002. During 2002 a total of 1,273,138 shares in International Power plc were acquired in respect of awards made under this plan for a consideration of L2.5 million, the shares being placed in an Employee Share Ownership Trust. On 31 December 2002, a total of 225,102 shares were released to Peter Giller in respect of this Plan.

(F) EMPLOYEE SHARE SCHEMES

     The Group takes advantage of the exemption granted under UITF 17, Employee Share Schemes, whereby no compensation expense need be recorded for SAYE employee schemes.

25. RESERVES

                                                                                                TOTAL
                                               SHARE     CAPITAL               PROFIT AND   SHAREHOLDERS'
                                     SHARE    PREMIUM   REDEMPTION   CAPITAL      LOSS         FUNDS-
                                    CAPITAL   ACCOUNT    RESERVE     RESERVE    ACCOUNT        EQUITY
                                    -------   -------   ----------   -------   ----------   -------------
                                     LM        LM         LM          LM         LM            LM
At 1 April 2000 as originally
  stated..........................    558       286        140         422         877          2,283
Prior period adjustment...........     --        --         --          --        (141)          (141)
                                      ---       ---        ---         ---        ----          -----
At 1 April 2000 as restated.......    558       286        140         422         736          2,142
Loss for the financial period.....     --        --         --          --        (189)          (189)
Other recognised gains and losses
  relating to the period..........     --        --         --          --         (31)           (31)
Demerger dividend.................     --        --         --          --        (392)          (392)
Issue of shares...................      1         3         --          --          --              4
                                      ---       ---        ---         ---        ----          -----
At 31 December 2000...............    559       289        140         422         124          1,534
                                      ===       ===        ===         ===        ====          =====

                                                                                                TOTAL
                                               SHARE     CAPITAL               PROFIT AND   SHAREHOLDERS'
                                     SHARE    PREMIUM   REDEMPTION   CAPITAL      LOSS         FUNDS-
                                    CAPITAL   ACCOUNT    RESERVE     RESERVE    ACCOUNT        EQUITY
                                    -------   -------   ----------   -------   ----------   -------------
                                     LM        LM         LM          LM         LM            LM
At 1 January 2001 as originally
  stated..........................    559       289        140         422         273          1,683
Prior year adjustment.............     --        --         --          --        (149)          (149)
                                      ---       ---        ---         ---        ----          -----
At 1 January 2001 as restated.....    559       289        140         422         124          1,534
Profit for the financial year.....     --        --         --          --         138            138
Other recognised gains and losses
  relating to the year............     --        --         --          --          (2)            (2)
                                      ---       ---        ---         ---        ----          -----
At 31 December 2001...............    559       289        140         422         260          1,670
                                      ===       ===        ===         ===        ====          =====

                                                                                                TOTAL
                                               SHARE     CAPITAL               PROFIT AND   SHAREHOLDERS'
                                     SHARE    PREMIUM   REDEMPTION   CAPITAL      LOSS         FUNDS-
                                    CAPITAL   ACCOUNT    RESERVE     RESERVE    ACCOUNT        EQUITY
                                    -------   -------   ----------   -------   ----------   -------------
                                     LM        LM         LM          LM         LM            LM
At 1 January 2002 as originally
  stated..........................    559       289        140         422         415          1,825
Prior year adjustment.............     --        --         --          --        (155)          (155)
                                      ---       ---        ---         ---        ----          -----
At 1 January 2002 as restated.....    559       289        140         422         260          1,670
Profit for the financial year.....     --        --         --          --         113            113
Other recognised gains and losses
  relating to the year............     --        --         --          --         (43)           (43)
                                      ---       ---        ---         ---        ----          -----
At 31 December 2002...............    559       289        140         422         330          1,740
                                      ===       ===        ===         ===        ====          =====

     The Group demerger dividend represents the book value of the net assets of the demerged Innogy business.

     The share premium account, capital redemption reserve and capital reserve are not distributable.

     The cumulative amount of goodwill set off to reserves prior to the adoption of FRS 10, on acquisition of subsidiary undertakings, is L95 million, net of exchange differences (31 December 2001: L95 million).

26. NOTES TO THE CASH FLOW STATEMENT

(A) RECONCILIATION OF OPERATING PROFIT/(LOSS) TO NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

                                                         YEAR ENDED    YEAR ENDED
                                                         31 DECEMBER   31 DECEMBER
                                                            2002          2001        9 MONTHS ENDED 31 DECEMBER 2000
                                                         -----------   -----------   ----------------------------------
                                                  NOTE      GROUP         GROUP      CONTINUING   DISCONTINUED   GROUP
                                                  ----   -----------   -----------   ----------   ------------   ------
                                                           LM            LM            LM            LM           LM
Operating profit/(loss).........................             105           163            59          (109)        (50)
Impairment......................................             103            --            --            --          --
                                                            ----          ----          ----          ----        ----
                                                             208           163            59          (109)        (50)
Depreciation....................................   14        111            95            40            56          96
Goodwill amortisation...........................   13         (1)           (1)           --            14          14
Other amortisation..............................   15          2            --            --            --          --
Loss on disposal of fixed assets................              --             1            --            --          --
Other non-cash movements........................              --            --            --            22          22
Movement in working capital:
  (Increase)/decrease in stocks.................             (29)            7           (10)          (31)        (41)
  (Decrease)/increase in debtors................              19           (21)          (36)          (47)        (83)
  (Decrease)/increase in creditors..............             (37)           48           (15)          119         104
Movement in provisions..........................               3           (18)          (48)         (313)       (361)
                                                            ----          ----          ----          ----        ----
NET CASH INFLOW/(OUTFLOW) FROM OPERATING
  ACTIVITIES....................................             276           274           (10)         (289)       (299)
                                                            ====          ====          ====          ====        ====

(B) DIVIDENDS RECEIVED FROM JOINT VENTURES AND ASSOCIATES

                                                                                       9 MONTHS
                                                        YEAR ENDED     YEAR ENDED        ENDED
                                                        31 DECEMBER    31 DECEMBER    31 DECEMBER
                                                           2002           2001           2000
                                                        -----------    -----------    -----------
                                                          LM             LM             LM
Dividends from joint ventures.......................         12              7             10
Dividends from associates...........................         72             52             11
                                                           ----           ----           ----
TOTAL DIVIDENDS RECEIVED FROM ASSOCIATES AND JOINT
  VENTURES..........................................         84             59             21
                                                           ====           ====           ====

(C) RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

                                                                                       9 MONTHS
                                                        YEAR ENDED     YEAR ENDED        ENDED
                                                        31 DECEMBER    31 DECEMBER    31 DECEMBER
                                                           2002           2001           2000
                                                        -----------    -----------    -----------
                                                          LM             LM             LM
Other interest and dividends received...............         24             24             75
Debt and loan interest paid.........................       (102)           (97)          (154)
Debt issue costs paid...............................         (8)           (32)            --
Dividends paid to minority shareholders.............         (2)            --             --
                                                           ----           ----           ----
Returns on investments and servicing of finance --
  ordinary..........................................        (88)          (105)           (79)
Other financing costs paid -- exceptional Australian
  refinancing charges...............................        (25)            --             --
                                                           ----           ----           ----
NET CASH OUTFLOW FROM RETURNS ON INVESTMENT AND
  SERVICING OF FINANCE..............................       (113)          (105)           (79)
                                                           ====           ====           ====

(D) CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

                                                        YEAR ENDED     YEAR ENDED
                                                       31 DECEMBER    31 DECEMBER
                                                           2002           2001        9 MONTHS ENDED 31 DECEMBER 2000
                                                       ------------   ------------   ----------------------------------
                                                          GROUP          GROUP       CONTINUING   DISCONTINUED   GROUP
                                                       ------------   ------------   ----------   ------------   ------
                                                          LM             LM            LM            LM           LM
Purchase of tangible fixed assets....................      (144)          (406)         (579)         (114)       (693)
Purchase of shares for employee share schemes........        (2)            --            --            --          --
Cash paid in respect of net investment hedges........       (13)            --            --            --          --
Repayment of subordinated debt by associates and
  joint ventures.....................................        --             --             3            --           3
                                                           ----           ----          ----          ----        ----
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND
  FINANCIAL INVESTMENT...............................      (159)          (406)         (576)         (114)       (690)
                                                           ====           ====          ====          ====        ====

(E) ACQUISITIONS AND DISPOSALS

                                                         YEAR ENDED    YEAR ENDED
                                                         31 DECEMBER   31 DECEMBER
                                                            2002          2001        9 MONTHS ENDED 31 DECEMBER 2000
                                                         -----------   -----------   ----------------------------------
                                                  NOTE      GROUP         GROUP      CONTINUING   DISCONTINUED   GROUP
                                                  ----   -----------   -----------   ----------   ------------   ------
                                                           LM            LM            LM            LM           LM
Purchase of additional shares in Hazelwood Power
  Partnership...................................   27         --            --           (33)           --         (33)
Purchase of subsidiary undertakings.............   27       (144)          (68)          (14)          (10)        (24)
Cash proceeds on sale of subsidiary
  undertakings..................................              --            14             5            --           5
Receipts from sale of investment in associate...   28         --           372            --            --          --
Other fixed asset investments...................              --            --            --            (2)         (2)
                                                            ----          ----          ----          ----        ----
NET CASH (OUTFLOW)/INFLOW FROM ACQUISITIONS AND
  DISPOSALS.....................................            (144)          318           (42)          (12)        (54)
                                                            ====          ====          ====          ====        ====

(F) FINANCING ACTIVITIES

                                                                                       9 MONTHS
                                                        YEAR ENDED     YEAR ENDED        ENDED
                                                        31 DECEMBER    31 DECEMBER    31 DECEMBER
                                                           2002           2001           2000
                                                        -----------    -----------    -----------
                                                          LM             LM             LM
Gas swap liability and other hedging activities.....         --             --           (178)
Bond issues.........................................         --             --            250
Bank loans..........................................        210            406           (126)
Share issues........................................                        --              4
                                                           ----           ----           ----
NET CASH INFLOW/(OUTFLOW) FROM FINANCING............        210            406            (50)
                                                           ====           ====           ====

     Included within the net cash inflow/(outflow) from operating activities is an outflow of L1 million (year ended 31 December 2001: L13 million; nine months ended 31 December 2000: L56 million) in respect of exceptional items.

27. ACQUISITIONS

     During the three accounting periods to 31 December 2002 the group made the following acquisitions, all of which have been accounted for by the acquisition method of accounting:

YEAR ENDED 31 DECEMBER 2002

     On 13 July 2001, the Group acquired Rugeley Power Limited. Deferred consideration of L133 million (including accrued interest) was paid in January 2002 in respect of this acquisition.

     In addition, the Group has made minor acquisitions and made final payments in respect of past acquisitions during 2002. These have had an insignificant impact on the cash flows of the Group.

YEAR ENDED 31 DECEMBER 2001

     On 13 July 2001, the Group acquired Rugeley Power Limited. The assessment of net assets acquired and the consideration payable are given below:

                                                                           FAIR VALUE
                                                             BOOK VALUE    ADJUSTMENTS    FAIR VALUE
                                                             ----------    -----------    ----------
                                                               LM            LM             LM
Tangible fixed assets....................................       197             --           197
Stocks...................................................         7             --             7
Debtors..................................................         5             --             5
Creditors................................................        (9)            --            (9)
                                                                ---            ---           ---
Total net assets acquired................................       200             --           200
                                                                ---            ---
Negative goodwill........................................                                     (3)
                                                                                             ---
CONSIDERATION............................................                                    197
                                                                                             ===
Consideration comprises:
Cash.....................................................                                     68
Deferred consideration...................................                                    129
                                                                                             ---
TOTAL CASH CONSIDERATION.................................                                    197
                                                                                             ===

NINE MONTHS ENDED 31 DECEMBER 2000

     On 11 May 2000, the Group acquired National Power Synergen Pty Limited which has been accounted for by the acquisition method of accounting. The fair value attributable to this acquisition is as follows:

                                                                           FAIR VALUE
                                                             BOOK VALUE    ADJUSTMENTS    FAIR VALUE
                                                             ----------    -----------    ----------
                                                               LM            LM             LM
Tangible fixed assets....................................        15             --            15
Debtors..................................................         2             --             2
Creditors................................................        (3)            --            (3)
                                                                ---            ---           ---
Net assets acquired......................................        14                           14
Goodwill capitalised.....................................        --             --            --
                                                                ---            ---           ---
TOTAL CASH CONSIDERATION.................................        14                           14
                                                                ===            ===           ===

     This acquisition contributed L5 million to Group profit before interest and taxation during the period to 31 December 2000.

     On 17 November 2000, the Group acquired an additional 19.9% interest in the Hazelwood power station in Victoria. This increased the Group's shareholding in Hazelwood to 91.8%. The results of Hazelwood were already fully consolidated by the Group. No adjustments were made to the book value of the assets acquired. The increased shareholding reduces the Group's minority interest.

     The fair value attributable to this acquisition is as follows:

                                                                LM
                                                                ---
Net assets acquired (19.9% share)...........................     59
Negative goodwill recognised................................    (26)
                                                                ---
TOTAL CASH CONSIDERATION....................................     33
                                                                ===

28. DISPOSALS

     On 25 July 2001, the Group sold its 25% equity stake in Union Fenosa Generacion SA. The net assets disposed of and profit on disposal are detailed below:

                                                                 LM
                                                                ----
Cash consideration..........................................     372
Less: investment in associated undertaking..................    (342)
                                                                ----
PROFIT ON DISPOSAL..........................................      30
                                                                ====

     Additionally during 2001 the Group disposed of the majority of its remaining investments in China for net consideration of L14 million.

29. NET DEBT

ANALYSIS OF NET DEBT

                                                                    OTHER
                                      1 JANUARY     EXCHANGE      NON-CASH                  31 DECEMBER
                                        2001       DIFFERENCES    MOVEMENTS    CASH FLOW       2001
                                      ---------    -----------    ---------    ---------    -----------
                                        LM           LM             LM           LM            LM
CASH
Cash at bank and in hand...........       107           (8)           --          497            596
                                       ------          ---          ----         ----         ------
LIQUID RESOURCES
Current asset investments..........        --           (1)           --           48             47
                                       ------          ---          ----         ----         ------
DEBT FINANCING
Loans due within one year..........       (88)          --            --          (24)          (112)
Loans due after more than one
  year.............................      (855)          33            24         (382)        (1,180)
Convertible Bond...................      (235)          (7)           (6)          --           (248)
                                       ------          ---          ----         ----         ------
Total debt financing...............    (1,178)          26            18         (406)        (1,540)
                                       ------          ---          ----         ----         ------
NET DEBT...........................    (1,071)          17            18          139           (897)
                                       ======          ===          ====         ====         ======

                                                                    OTHER
                                      1 JANUARY     EXCHANGE      NON-CASH                  31 DECEMBER
                                        2002       DIFFERENCES    MOVEMENTS    CASH FLOW       2002
                                      ---------    -----------    ---------    ---------    -----------
                                        LM           LM             LM           LM            LM
CASH
Cash at bank and in hand...........       596           (4)           --          207            799
                                       ------          ---          ----         ----         ------
LIQUID RESOURCES
Current asset investments..........        47           --            (4)          --             43
                                       ------          ---          ----         ----         ------
DEBT FINANCING
Loans due within one year..........      (112)           9          (715)         (29)          (847)
Loans due after more than one
  year.............................    (1,180)          69           716         (181)          (576)
Convertible Bond...................      (248)          24            (7)          --           (231)
                                       ------          ---          ----         ----         ------
Total debt financing...............    (1,540)         102            (6)        (210)        (1,654)
                                       ------          ---          ----         ----         ------
NET DEBT...........................      (897)          98           (10)          (3)          (812)
                                       ======          ===          ====         ====         ======

30. FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES

POLICIES

     Treasury policy seeks to ensure that adequate financial resources are available for the development of the Group's business whilst managing its currency, interest rate and counterparty credit risks. The Group's treasury policy is not to engage in speculative transactions. Group treasury acts within clearly defined guidelines that are approved by the Board.

     The following disclosures are provided in accordance with FRS 13 (Derivatives and other financial instruments). Financial instruments comprise net debt (see note 29) together with other instruments deemed to be financial instruments including long-term debtors and creditors and provisions for liabilities and charges.

(A) SHORT-TERM DEBTORS AND CREDITORS

     Short-term debtors and creditors have been excluded from all the following disclosures other than the currency risk disclosures as relevant. The fair value of short-term debtors and creditors approximates to the carrying value because of their short maturity. In accordance with FRS 13, deferred tax has been excluded from the following disclosures.

(B) INTEREST RATE RISK

     The Group's policy is to fix interest rates for a significant portion of the debt. Where project finance is utilised, our policy is to align the maturity of the debt with the contractual terms of the customer off-take agreement. Where appropriate, the Group will fix interest rates using forward rate or interest rate swap agreements. Significant interest rate management programmes and instruments require the specific approval of the Board. Derivatives are only transacted in relation to existing or known future positions and not in relation to speculative transactions. At 31 December 2002, 77% of our borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate of fixed rate debt was 6%.

INTEREST RATE RISK PROFILE OF FINANCIAL LIABILITIES

     The interest rate profile of the financial liabilities of the Group was as follows:

                                      31 DECEMBER 2002                           31 DECEMBER 2001
                           ---------------------------------------    ---------------------------------------
                           FLOATING RATE     FIXED RATE               FLOATING RATE     FIXED RATE
                             FINANCIAL        FINANCIAL                 FINANCIAL        FINANCIAL
                            LIABILITIES      LIABILITIES     TOTAL     LIABILITIES      LIABILITIES     TOTAL
                           -------------    -------------    -----    -------------    -------------    -----
                              LM               LM             LM         LM               LM             LM
CURRENCY
Sterling.................        59               112          171          12                --           12
US Dollar................       194               777          971         318               732        1,050
Australian Dollar........       110               377          487         104               370          474
Czech Koruna.............        34                17           51          12                53           65
Others...................         1                16           17          --                18           18
                                ---             -----        -----         ---             -----        -----
TOTAL....................       398             1,299        1,697         446             1,173        1,619
                                ===             =====        =====         ===             =====        =====

     All the Group's creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of financial liabilities. There are no material financial liabilities on which interest is not paid.

     The effect of the group's interest swaps at 31 December 2002 was to classify L377 million of floating rate Australian Dollar borrowings as fixed rate, L510 million of floating rate US Dollar borrowings as fixed rate, L112 million of floating rate sterling borrowings as fixed rate and L16 million of variable rate Czech Koruna borrowings as fixed rate, in the above table.

     In addition to the above, the Group's provisions are considered to be floating rate financial liabilities as, in establishing the provisions, the cash flows have been discounted.

     The floating rate financial liabilities comprise bank borrowings bearing interest rates fixed in advance for various time periods up to 12 months by reference to LIBOR for that time period. The figures in the tables below take into account interest rate and currency swaps used to manage the interest rate and currency profile of financial liabilities and financial assets.

                                                  31 DECEMBER 2002                     31 DECEMBER 2001
                                          FIXED RATE FINANCIAL LIABILITIES     FIXED RATE FINANCIAL LIABILITIES
                                          ---------------------------------    ---------------------------------
                                                               WEIGHTED                             WEIGHTED
                                             WEIGHTED       AVERAGE PERIOD        WEIGHTED       AVERAGE PERIOD
                                             AVERAGE        FOR WHICH RATE        AVERAGE        FOR WHICH RATE
                                          INTEREST RATE        IS FIXED        INTEREST RATE        IS FIXED
                                          --------------    ---------------    --------------    ---------------
                                              %              YEARS                 %              YEARS
CURRENCY
Sterling..............................         5.39                6                  --               --
US Dollar.............................         5.08                3                6.01                4
Australian Dollar.....................         6.48                7                9.86                5
Czech Koruna..........................        13.02               --               13.02                1
Others................................         7.25                4                7.25                5
                                              -----                --              -----                --
WEIGHTED AVERAGE......................         5.64                4                7.38                4
                                              =====                ==              =====                ==

     The fixed rate financial liability for Czech Koruna matured on 24 March
2003.

INTEREST RATE RISK OF FINANCIAL ASSETS

     The Group had the following financial assets as at 31 December 2002:

                                          31 DECEMBER 2002                        31 DECEMBER 2001
                                ------------------------------------    ------------------------------------
                                FLOATING RATE    FIXED RATE             FLOATING RATE    FIXED RATE
                                  FINANCIAL      FINANCIAL                FINANCIAL      FINANCIAL
                                   ASSETS          ASSETS      TOTAL       ASSETS          ASSETS      TOTAL
                                -------------    ----------    -----    -------------    ----------    -----
                                   LM             LM            LM         LM             LM            LM
CURRENCY
Sterling....................         158            --          158           71            --           71
US Dollar...................         266            --          266          138            --          138
Euro........................         307            --          307          398            --          398
Australian Dollar...........         101            --          101           71            --           71
Czech Koruna................           6            --            6            7            --            7
Others......................           8            --            8            6            --            6
                                     ---            --          ---          ---            --          ---
TOTAL.......................         846            --          846          691            --          691
                                     ===            ==          ===          ===            ==          ===

     The cash deposits comprise deposits placed in money market funds, and a variety of investments with maturities up to three months. All investments are in publicly quoted stocks or treasury instruments. Letters of credit totalling L145 million are supported on a cash collateral basis at 31 December 2002.

(C) CURRENCY EXPOSURES

     Currency translation exposure. In common with other international companies, the results of the Group's foreign currency denominated operations are translated into sterling at the average exchange rates for the period concerned. The balance sheets of foreign operations are translated into sterling at the closing exchange rates. This translation has no impact on the cash flow of the Group. In order to hedge the net assets of foreign operations, borrowings are generally in the same currency as the underlying investment. The Group aims to hedge a reasonable proportion of its non-sterling assets in this way. For major currencies, it is our policy not to hedge currency translation through foreign exchange contracts or currency swaps.

     Currency transaction exposure. This arises where a business unit makes actual sales and purchases in a currency other than its functional currency. Transaction exposure also arises on the remittance from overseas of dividends or surplus funds. The Group's policy is to match transaction exposure where possible, and hedge remaining transactions as soon as they are committed, by using foreign currency contracts and similar instruments. As at 31 December 2002 and 31 December 2001, these exposures were not considered to be material.

     Currency exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations. For major currencies it is not Group policy to hedge currency translation through forward contracts or currency swaps. During 2002, we closed out all Czech Koruna forward contracts and currency swaps, as we now consider the Czech Koruna to be a major currency.

(D) MATURITY OF FINANCIAL LIABILITIES

     The maturity profile of our financial liabilities, other than short-term creditors and accruals, was as follows:

                                                               31 DECEMBER    31 DECEMBER
                                                                  2002           2001
                                                               -----------    -----------
                                                                  LM             LM
In one year or less, or on demand...........................      1,078            127
From one to two years.......................................         39            390
From two to three years.....................................         27             48
From three to four years....................................         25             49
From four to five years.....................................         76            652
On more than five years.....................................        452            353
                                                                  -----          -----
TOTAL.......................................................      1,697          1,619
                                                                  =====          =====

     As discussed in note 20, the Group is in discussions with bank groups in relation to non-recourse debt for Rugeley and the US merchant asset portfolio. Until these issues are resolved and documented, the debt at Rugeley and ANP is reported as current non-recourse debt in our accounts. We believe we have constructive and acceptable plans to resolve all issues to the mutual benefit of both International Power and the banks such that a substantial portion of L1,078 million disclosed above will be redesignated as due in more than five years.

(E) BORROWING FACILITIES

     The Group has substantial borrowing facilities available to it. The committed facilities available at 31 December 2002 in respect of which all conditions precedent have been met at that date amount to L1,342 million.

                                                     31 DECEMBER 2002              31 DECEMBER 2001
                                             --------------------------------    --------------------
                                             FACILITY    UNDRAWN    AVAILABLE    UNDRAWN    AVAILABLE
                                             --------    -------    ---------    -------    ---------
                                               LM         LM          LM          LM          LM
US$570 million Corporate revolving credit
  facility (October 2004)(1)..............      354        279         279         321         321
US$1,215 million ANP Funding 1
  construction and term loan (June
  2006)...................................      755        110          --         161         161
US$120 million ANP Funding 1 revolving
  credit facility (June 2006)(2)..........       74         66          --          82          82
US$40 million ANP Funding 1 bank support
  facility (June 2006)(2).................       25         25          --          15          15
Czk 1,000 million EOP revolving credit
  facility (May 2007).....................       21         17          17          19          19
US$99 million AC Kamil term facility
  (April 2017)............................       61          3          --           3           3
L25 million Corporate letter of credit
  facility(3).............................       25          1           1          13          13
L27 million Subsidiary facilities in
  various currencies......................       27         21           2          11           6
                                              -----        ---         ---         ---         ---
TOTAL.....................................    1,342        522         299         625         620
                                              =====        ===         ===         ===         ===

------------
(1) The drawn element of the US$570 million Corporate revolving credit facility relates to letters of credit issued.

(2) As disclosed in note 20, the Group is in discussions with bank groups in relation to non-recourse debt for ANP Funding 1 and Rugeley. The undrawn portion of these facilities has therefore been shown as unavailable in the above table, and will become substantially available when these issues have been formally resolved and documented.

(3) These facilities include a L25 million letter of credit facility which becomes committed for any letters of credit that have been drawn. At 31 December 2002, L24 million of letters of credit had been drawn from this facility.

     Uncommitted facilities available at 31 December 2002 and 2001 were:

                                                       31 DECEMBER 2002          31 DECEMBER 2001
                                                    -----------------------   -----------------------
                                                    TOTAL   DRAWN   UNDRAWN   TOTAL   DRAWN   UNDRAWN
                                                    -----   -----   -------   -----   -----   -------
                                                    LM      LM       LM       LM      LM       LM
FACILITY
Bank borrowing and overdraft facilities...........   37      --       37       44      --       44
Thai National Power working capital facility......    1      --        1
Pelican Point working capital facility............    3      --        3        3      --        3
                                                     --      --       --       --      --       --
                                                     41      --       41       47      --       47
                                                     ==       ==      ==       ==      ==       ==

     The banks normally reaffirm bank-borrowing facilities annually, although they can theoretically be withdrawn at any time.

(F) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

     Set out below is a comparison by category of book values and fair values of all our financial assets and liabilities as at 31 December 2002:

PRIMARY FINANCIAL INSTRUMENTS HELD OR ISSUED TO FINANCE THE GROUP'S OPERATIONS

                                                      31 DECEMBER 2002            31 DECEMBER 2001
                                                  ------------------------    ------------------------
                                                  BOOK VALUE    FAIR VALUE    BOOK VALUE    FAIR VALUE
                                                  ----------    ----------    ----------    ----------
                                                     LM            LM            LM            LM
Short-term borrowings and current portion of
  long-term borrowings........................      (1,078)       (1,078)         (127)         (127)
Long-term borrowings..........................        (619)         (621)       (1,492)       (1,497)
Cash deposits and current asset investments...         846           846           691           691

DERIVATIVE FINANCIAL INSTRUMENTS HELD TO MANAGE THE INTEREST RATE, CURRENCY PROFILE AND EXPOSURE TO ENERGY PRICES

                                                                                                           YEAR ENDED
                                                                                                           31 DECEMBER
                                                                  YEAR ENDED 31 DECEMBER 2002                 2001
                                                          -------------------------------------------    ---------------
                                                          BOOK     FAIR     GAIN/     GROSS    GROSS     GROSS    GROSS
                                                          VALUE    VALUE    (LOSS)    GAIN     (LOSS)    GAIN     (LOSS)
                                                          -----    -----    ------    -----    ------    -----    ------
                                                          LM        LM       LM       LM        LM       LM        LM
Interest rate swaps and similar instruments...........     --       (71)     (71)      --       (71)      --       (17)
Currency Swaps........................................     --        --       --       --        --       --        (2)
Forward foreign currency contracts....................     --        --       (1)      --        (1)       1        (3)
Energy derivatives....................................     --        30       30       69       (39)      17       (11)

     In addition to the above, the Group holds energy derivatives for trading purposes with a book value and fair value of nil (gross gain of L8 million, gross loss of L8 million).

     The methods and assumptions used to estimate fair values of financial instruments are as follows:

     (i) For investments of up to three months, trade debtors, other debtors and prepayments, trade creditors, other current liabilities and long-term and short-term borrowings, the book value approximates to fair value because of their short maturity.

     (ii) The fair value of investments maturing after three months has been estimated using quoted market prices.

     (iii) The fair value of long-term borrowings and interest rate swaps has been calculated using market prices, when available, or the net present value of future cash flows arising.

     (iv) The fair value of our forward exchange contracts, foreign currency swaps and foreign currency options has been calculated using the market rates in effect at the balance sheet dates.

     (v) The fair value of energy derivatives is measured using value at risk and other methodologies that provide a consistent measure of risk across diverse energy products. Within the above fair values, only the financial assets and liabilities have been marked-to-market as defined by the requirements of the accounting standard.

(G) HEDGES

     As explained above, our policy is to hedge where possible the following exposures:

     (i) Interest rate risk -- using interest rate swaps, options and forward rate agreements.

     (ii) Structural and transactional currency exposures -- using currency borrowings, forward foreign currency contracts, currency options and swaps.

     (iii) Currency exposures on future expected sales -- using currency swaps, forward foreign currency contracts, currency options and swaps.

     (iv) Energy price fluctuations -- using physical hedges through the operation of energy supply and trading activities together with financial products.

     Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

                                                                FOREIGN       ENERGY        TOTAL NET
                                                        DEBT    EXCHANGE    DERIVATIVES    GAIN/(LOSS)
                                                        ----    --------    -----------    -----------
                                                         LM        LM           LM              LM
Unrecognised gains and (losses) on hedges at 1
  January 2002......................................    (17)       (4)           6             (15)
Gains and (losses) arising in previous periods that
  were recognised in the year ended 31 December
  2002..............................................     --        (4)           5               1
Gains and (losses) arising in the year ended 31
  December 2002 that were not recognised in the
  year..............................................    (54)       (1)          29             (26)
Unrecognised gains and (losses) on hedges at 31
  December 2002.....................................    (71)       (1)          30             (42)
------------------------------------------------------------------------------------------------------
Of which:
Gains and (losses) expected to be recognised in the
  year ended 31 December 2003.......................     --        (1)          24              23
Gains and losses expected to be recognised in the
  year ended 31 December 2004 or later..............    (71)       --            6             (65)
                                                        ---        --           --             ---

     The hedging of structural currency exposures associated with foreign currency net investments are recognised in the balance sheet.

(H) ENERGY DERIVATIVES

     The principal objective of the Group's energy marketing and trading operations is to maximise the return from selling the physical output of its plants.

     The Group hedges its physical generating capacity by selling forward its output, and purchasing its input, as and when commercially appropriate and within approved control limits. This is accomplished through a range of physical off-take and supply arrangements. Our limited proprietary trading operations use a range of financial and physical products.

     Energy market risk on our asset and proprietary portfolios is measured using value at risk and other methodologies. Value at risk provides a fair estimate of the net losses or gains, which could be recognised on our portfolios over a certain period and given a certain probability; it does not provide an indication of actual results. It is routinely checked for accuracy against actual movements in the portfolio value.

     In addition to using value at risk measures, we perform scenario analyses to estimate the economic impact of sudden market movements on the value of our portfolios. This supplements the value at risk methodology and captures additional market risks.

(I) COUNTERPARTY CREDIT RISK

     The Group's policy is to manage its credit exposure to trading and financial counterparties within clearly defined limits. Energy trading activities are strictly monitored and controlled through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures in each of our key regions. Counterparty exposure via customer offtake agreements is monitored and managed by the local asset team with assistance from Group treasury where appropriate. In addition, Group treasury manages the Group wide counterparty credit exposure on a consolidated basis, with active and close involvement of the Global Risk Manager. Financial counterparty credit exposure is limited to relationship banks and commercial paper with strong investment grade credit ratings.

     We are exposed to credit related losses in the event that counterparties to traded contracts and financial instruments do not perform according to the terms of the contract or instrument. With regard to financial instruments subject to credit risk, we select counterparties with appropriate ratings for the size, type and duration of the instrument involved. A small proportion of counterparties trading energy are below investment grade. For those energy market transactions with counterparties below investment grade, and which are not supported by appropriate collateral, reserves are carried against the trading risk. Exposures within this band are restricted and closely monitored within narrow limits. We do not expect any significant credit loss to result from non-performance of instruments or traded contracts.

     The immediate credit exposure of financial instruments is represented by those financial instruments that have a net positive fair value by counterparty at 31 December 2002. At 31 December 2002, the exposures for interest rate swaps, currency swaps and forward exchange contracts were not considered to be material. Contracts for differences also involve a degree of credit risk. This risk is controlled by appropriate authorisation and monitoring procedures.

31. COMMITMENTS

LEASE AND CAPITAL COMMITMENTS

                                                                 YEAR ENDED          YEAR ENDED
                                                              31 DECEMBER 2002    31 DECEMBER 2001
                                                              ----------------    ----------------
                                                                   GROUP               GROUP
                                                              ----------------    ----------------
                                                                 LM                  LM
Capital commitments: contracted but not provided...........          54                 166
Property leases (annual commitment):
Expiring within one year...................................           1                   1
Expiring between one and five years........................          --                   1
Expiring after five years..................................           5                   5
                                                                     ==                 ===

FUEL PURCHASE AND TRANSPORTATION COMMITMENTS

     At 31 December 2002, the estimated minimum commitment for the supply and transportation of fuel from all sources was L0.6 billion (31 December 2001: L0.3 billion). The longest of such contracts extends to the year 2021.

32. CONTINGENT LIABILITIES

(A) LEGAL PROCEEDINGS AGAINST THE COMPANY

     The Company is aware of the following matters, which involve or may involve legal proceedings against the Group:

     (i) Claims and potential claims by or on behalf of current and former employees, including former employees of the Central Electricity Generating Board (CEGB), and contractors in respect of industrial illness and injury.

        Innogy has agreed to indemnify us on an after-tax basis to the extent of 50% of any liability that we may incur whether directly or indirectly as a consequence of those proceedings to the extent such liability is not insured by Electra Insurance Limited.

     (ii) In June 1994, separate complaints were made by the National Association of Licensed Opencast Operators (NALOO) and the South Wales Small Miners Association (SWSMA) to the European Commission against the Company, PowerGen plc, British Coal Corporation and HM Government. The complaint alleges violations of EU competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requests the Commission to find that the CEGB's practices violated EU law. NALOO and SWSMA allege that such a finding would be grounds for a claim for damages in the English courts by members of NALOO. An appeal against the Commission's findings was brought by a faction of SWSMA, which was initially ruled out of time, but an appeal was reinstated. Progress with this claim will be influenced by the outcome of the NALOO appeal. The European Court has ruled that the Commission is under an obligation to investigate the complaint by NALOO. The Company, PowerGen plc, British Coal Corporation and the Commission are appealing against the ruling. Judgment is expected sometime after May 2003. It is not practicable to estimate legal costs or possible damages, at this stage. The Commission ruled on the complaint in 1998 and did not make any findings against the Company.

       Innogy has agreed to indemnify us on an after-tax basis to the extent of 50% of any liability that we may incur whether directly or indirectly as a consequence of those proceedings.

     The Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the consolidated balance sheet, that it is unlikely that the matters referred to above will, in aggregate, have a material effect on the Group's financial position, results of operations and liquidity.

(B) TAXATION

     The Company is aware of a number of issues which are, or may be, the subject of disputes with the tax authorities in the territories where the Group has operations. The principal exposures where significant amounts of tax could potentially arise are in respect of the following matters:

     (i) There are potential exposures relating to the UK tax losses generated from the acquisition of Australian subsidiaries and related financing arrangements. Discussions are continuing with the UK Inland Revenue to reach agreement on these issues.

     (ii) The UK Inland Revenue have queried the calculation of capital gains arising from the sale of UK power stations by National Power PLC in the period before demerger in October 2000. Discussions are continuing with the UK Inland Revenue to determine the amount that is deductible from the consideration received.

     The Directors are of the opinion, having regard to the professional advice received, that adequate provision has been made for settlement of any taxation liabilities that might arise.

(C) BONDS AND GUARANTEES

     Various growth and expansion projects are supported by bonds and letters of credit issued by the Company totalling L286 million. L10 million of this is in respect of the loan facilities of its Elcogas investment. This facility is repayable by Elcogas in 2003. The guarantee relating to Elcogas was provided for in the year ended 31 December 2001.

     Energy trading activities relating to merchant plant are supported by letters of credit and guarantees totalling L26 million.

33. RELATED PARTY TRANSACTIONS

Operations and maintenance contracts

     In the course of normal operations, International Power Global Developments Limited, a wholly owned subsidiary undertaking, has contracted on an arms length basis to provide power station operation and maintenance services to joint ventures and associated undertakings. During the year the Group derived income of L16 million (year ended 31 December 2001: L16 million) in respect of these arrangements, which have been netted off in operating costs in the accounts. Included in creditors is L2 million in relation to these contracts.

34. POST BALANCE SHEET EVENTS

     There were no material post balance sheet events to the date of this report.

      REGISTERED OFFICE OF THE ISSUER                REGISTERED OFFICE OF THE GUARANTOR
    INTERNATIONAL POWER (JERSEY) LIMITED                  INTERNATIONAL POWER PLC
            22 Grenville Street                                Senator House
                 St. Helier                               85 Queen Victoria Street
               Jersey JE4 8PX                                 London EC4V 4DP

                PRINCIPAL PAYING, CONVERSION AND EXCHANGE AGENT

                            DEUTSCHE BANK AG LONDON
                                Winchester House
                           1 Great Winchester Street
                                London EC2N 2DB

                                    TRUSTEE

                        DEUTSCHE TRUSTEE COMPANY LIMITED
                                Winchester House
                           1 Great Winchester Street
                                London EC2N 2DB

                                 LEGAL ADVISERS

To the Issuer and Guarantor     To the Issuer and Guarantor       To the Managers and the
     as to English law:              as to Jersey law:           Trustee as to English law:
      CLIFFORD CHANCE              MOURANT DU FEU & JEUNE                LINKLATERS
     LIMITED LIABILITY              22 Grenville Street               One Silk Street
        PARTNERSHIP                      St. Helier                   London EC2Y 8HQ
   200 Aldersgate Street               Jersey JE4 8PX
      London EC1A 4JJ                 Channel Islands

                           AUDITORS TO THE GUARANTOR

                                 KPMG AUDIT PLC
                               8 Salisbury Square
                                London EC4Y 8BB

                             AUDITORS TO THE ISSUER

                                  KPMG JERSEY
                                45 The Esplanade
                                   St. Helier
                                 Jersey JE4 8WQ
                                Channel Islands

                               AUTHORISED ADVISER

                  CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED
                                One Cabot Square
                                 London E14 4QT

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  International Power PLC
                                            ------------------------------------




Date: August 28, 2003                       By /s/ ASJ RAMSAY
     --------------------------------          ---------------------------------
                                            Name:  ASJ Ramsay
                                            Title: Company Secretary and
                                                   Authorised Signatory